Form 20-F
period 2014-12-31
NORDIC AMERICAN OFFSHORE LTD.
filed 2015-03-27
CIK 1597659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

MARSHALL ISLANDS
(Jurisdiction of incorporation or organization)

Canon's Court c/o Scandic American Shipping Ltd.
22 Victoria Street
Hamilton HM EX
Bermuda
(Address of principal executive offices)

Herbjørn Hansson, Executive Chairman, Tel No. 47 33427300, Canon's Court c/o Scandic American Shipping Ltd., Hamilton HM EX, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Stock, $0.01 par value
Title of class

New York Stock Exchange
Name of exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2014, there were 23,431,370 shares outstanding of the Registrant's common stock, $0.01 par value per share.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual report or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during this preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes	☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See the definitions of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer (Do not check if a smaller reporting company) ☒

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

☐	Item 17

☐	Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

TABLE OF CONTENTS

PART I		7
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3.	KEY INFORMATION	7
A. Selected Financial Data		7
B. Capitalization and Indebtedness		8
C. Reasons for the offer and use of Proceeds		8
D. Risk Factors		8
ITEM 4.	INFORMATION ON THE COMPANY	20
A. History and Development of the Company		20
B. Business Overview		20
C. Organizational Structure		28
D. Property, Plants and Equipment		29
ITEM 4A.	UNRESOLVED STAFF COMMENTS	29
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
A. Operating Results		29
B. Liquidity and Capital Resources		30
C. Research and Development, Patents and Licenses, etc.		31
D. Trend Information		31
E. Off Balance Sheet Arrangements		31
F. Tabular Disclosure of Contractual Obligations		31
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	34
A. Directors and Senior Management		34
B. Compensation		37
C. Board Practices		37
D. Employees		38
E. Share Ownership		38
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	38
A. Major Shareholders		38
B. Related Party Transactions		38
C. Interest of Experts and Counsel		39
ITEM 8.	FINANCIAL INFORMATION	39
A. Consolidated Statements and other Financial Information		39
B. Significant Changes		40
ITEM 9.	THE OFFER AND LISTING	40
ITEM 10.	ADDITIONAL INFORMATION	41
A. Share Capital		41
B. Memorandum and Articles of Association		41
C. Material Contracts		46
D. Exchange Controls		46
E. Taxation		46
F. Dividends and Paying Agents		50
G. Statement by Experts		50
H. Documents on Display		50
I. Subsidiary Information		50

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in petroleum production levels set by the Organization of the Petroleum Exporting Countries, or OPEC, and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, failure on the part of a seller to complete a sale of a vessel to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Throughout this annual report, all references to "Nordic American Offshore," "NAO," the "Company," "we," "our," and "us" refer to Nordic American Offshore Limited and its subsidiaries. Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars," "US$" and "$" in this annual report are to the lawful currency of the United States of America, references to "Norwegian Kroner" and "NOK" are to the lawful currency of Norway and references to "British Pound" and "GBP" are to the lawful currency of the United Kingdom.
A. Selected Financial Data

The following selected historical financial information should be read in conjunction with our audited financial statements and related notes, which are included herein, together with "Item 5. Operating and Financial Review and Prospects."  The statement of operations data for the periods ended December 31, 2014 and 2013 and the selected balance sheet data as of December 31, 2014 and 2013 have been derived from our audited financial statements included elsewhere in this document. The operations data for the period ended December 31, 2013 covers the period from October 17, 2013 (inception) until December 31, 2013.

SELECTED CONSOLIDATED FINANCIAL DATA All figures in thousands of USD except share data	2014	From October 17, 2013 to December 31, 2013
Charter Revenues	52,789	1,280
Charter Costs	(1,281)	(108)
Vessel Operating Costs	(23,038)	(686)
General and Administrative Costs	(5,815)	(482)
Depreciation Costs	(11,393)	(262)
Net Operating Income (Loss)	11,262	(258)

Interest Income	258	138
Interest Costs	(1,044)	-
Other Financial Income (Costs)	(2,333)	50
Total Other Income (Costs)	(3,119)	188
Income Tax	(1,212)	-
Net Income (Loss)	6,931	(70)

Basic Earnings (Loss) per Share	0.34	(0.01)
Diluted Earnings (Loss) per Share	0.34	(0.01)
Cash Dividends Declared per Share	1.35	-
Basic Weighted Average Shares Outstanding	20,314,530	8,772,166
Diluted Weighted Average Shares Outstanding	20,350,404	8,772,166
Marked Price per Common Share as of December 31,	12.28	NA

Other Financial Data:
Net Cash Provided (Used in) Operating Activities	17,183	(545)
Dividends Paid	(31,221)	-

Selected Balance Sheet Data (at period end):
Cash and Cash Equivalents	46,398	109,819
Total Assets	322,421	245,382
Total Long-Term Debt	-	-
Common Stock	234	167
Total Shareholders' Equity	319,230	243,321

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the offer and use of Proceeds

Not applicable

D. Risk Factors

Some of the following risks relate principally to the industry in which we operate. Other risks relate principally to ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock.

Industry Specific Risk Factors

We rely on the oil and natural gas industry, and volatile oil and natural gas activity impacts demand for our services.

Demand for our services depends on activity in offshore oil and natural gas exploration, development and production. The level of exploration, development and production activity is affected by factors such as:

•	prevailing oil and natural gas prices;

•	expectations about future prices and price volatility;

•	cost of exploring for, producing and delivering oil and natural gas;

•	sale and expiration dates of available offshore leases;

•	demand for petroleum products;

•	current availability of oil and natural gas resources;

•	rate of discovery of new oil and natural gas reserves in offshore areas;

•	local and international political, environmental and economic conditions;

•	technological advances; and

•	ability of oil and natural gas companies to obtain leases, permits or obtain funds for capital.

The level of offshore exploration, development and production activity have historically been characterized by volatility. The oil and natural gas industry has been in a state of recovery since the global economic downturn experienced in 2008 and the level of offshore exploration for oil and natural gas has not reached pre-2008 levels. A decline in exploration and development of offshore areas may result in a decline in the demand for our offshore marine services. Also, a current risk on the demand side is the reaction of the oil companies to the current high cost level for exploration and production and the low price of oil and natural gas. Oil companies are holding back new contracts for drilling rigs and this may eventually lead to reduced utilization of the rig fleet and platform supply vessels, or PSVs. In addition, there is a risk that the worldwide PSV fleet will increase more than the demand for such vessels. Any such decrease in activity or increase in worldwide fleet growth that surpasses demand is likely to reduce our day rates and our utilization rates and, therefore, could have a material effect on our financial condition and results of operations.

An increase in the supply of PSVs would likely have a negative effect on charter rates for our vessels, which could reduce our earnings.

Charter rates for PSVs depend in part on the supply of vessels. Excess vessel capacity in the industry or a particular offshore market may result from:

•	constructing new vessels;

•	moving vessels from one offshore market area to another;

•	converting vessels formerly dedicated to services other than offshore marine services; or

•	declining offshore oil and gas drilling and production activities.

In the last ten years, construction of vessels of the type we operate has increased. The addition of new capacity of various types to the worldwide offshore marine fleet or declining offshore oil and gas drilling and production activities are likely to increase competition in those markets where we presently operate which, in turn, could reduce day rates, utilization rates and operating margins, which would affect our financial condition and results of operations, cash flows and ability to pay dividends.

Our business has inherent operational risks, which may not be adequately covered by insurance.
In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred.  Through our management agreements with our technical managers, we procure insurance for the vessels in our fleet employed under time charters against those risks that we believe the shipping industry commonly insures against.  This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurance, and war risk insurance.  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.

We maintain hull and machinery insurance, protection and indemnity insurance, for our vessels, which provides environmental damage and pollution insurance coverage, and war risk insurance for our fleet.  We may not be adequately insured against all risks.  We may not be able to obtain adequate insurance coverage for our fleet in the future, and we may not be able to obtain certain insurance coverages.  The insurers may not pay particular claims.  Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.
We cannot assure you that we will be adequately insured against all risks or that we will be able to obtain adequate insurance coverage at reasonable rates for our vessels in the future.  For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution.  Additionally, our insurers may refuse to pay particular claims.  Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.
Our operating results will be subject to seasonal fluctuations, which could affect our operating results.
The operations of our fleet may be subject to seasonal factors dependent upon which region of the world we are operating our PSVs.  Since inception our vessels have operated only in the North Sea, however, if the terms and conditions for operations in other areas such as the Barents Sea, West Africa, the Gulf of Mexico and Brazil are favorable it is our intention to fix contracts for our vessels also in these markets.
Operations in the North Sea are generally at their highest levels during the months from April through August and at their lowest levels from December through February primarily due to lower construction activity and harsh weather conditions affecting the movement and servicing of drilling rigs.  Activity in the Gulf of Mexico, like the North Sea, is often slower during the winter months when construction projects and other specialized jobs are most difficult, and during the hurricane season from June through November, although following a hurricane, activity may increase as there may be a greater demand for vessel services as repair and remediation activities take place.  Operations in any market may be affected by seasonality often related to unusually long or short construction seasons due to, among other things, abnormal weather conditions, as well as market demand associated with increased drilling and development activities.

Volatile economic conditions throughout the world could have an adverse impact on our operations and financial results.

The world economy continues to face a number of challenges, including turmoil and hostilities in the Middle East, North Africa and other geographic areas and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services.

The European Union continues to experience relatively slow growth and exhibit weak economic trends. Over the past six years, the credit markets in Europe have experienced significant contraction, deleveraging and reduced liquidity. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile. Lending by financial institutions worldwide remains at lower levels compared to the period preceding 2008.

Lower growth rates in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the continued slowdown in the rest of the world. The growth rate of China's GDP for the year ended December 31, 2014 is estimated to be approximately 7.4%, down from a growth rate of 7.7% in 2013, and remaining below pre-2008 levels.

The state of global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms, which may hinder or prevent us from expanding our business.

As a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms.  In addition, these difficulties may adversely affect the financial institutions that provide us with our original $ 60.0 million revolving credit facility, or our 2013 Credit Facility, which on March 16, 2015, was increased to $150.0 million, and may impair their ability to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations.  In 2015, and as of the date of this annual report we have drawn down an aggregate of $35.0 million.

The inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In September 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. Potential adverse developments in the outlook for European countries could reduce the overall demand for oil and gas and for our services. Market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

We are subject to laws and regulations, which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels.  These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and treaties and conventions of the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, SOLAS and the International Convention on Load Lines of 1966.  These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.  A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault.  Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States.  Furthermore, the 2010 explosion of the Deepwater Horizon well and the subsequent release of oil into the Gulf of Mexico, or other similar events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.  An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions.

We are subject to international safety standards and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the International Safety Management Code, or the ISM Code, promulgated by the IMO under SOLAS.  The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies.  In addition, vessel classification societies impose significant safety and other requirements on our vessels.
If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our technical managers employ masters, officers and crews to man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

World events could affect our results of operations and financial condition.

Continuing conflicts in the Middle East and North Africa, the Russia/Ukraine conflict and the presence of the United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all.

We are subject to war, sabotage, piracy, cyber attacks and terrorism risk.
War, sabotage, pirate, cyber and terrorist attacks or any similar risk may affect our operations in unpredictable ways, including changes in the insurance markets, disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, refineries, electric generation, transmission and distribution facilities, offshore rigs and vessels, and communications infrastructures, could be direct targets of, or indirect casualties of, a cyber attack or an act of piracy or terror.  War or risk of war may also have an adverse effect on the economy.  Insurance coverage can be difficult to obtain in areas of pirate and terrorist attacks resulting in increased costs that could continue to increase.  We continually evaluate the need to maintain this insurance coverage as it applies to our fleet.  Instability in the financial markets as a result of war, sabotage, piracy, cyber attacks or terrorism could also affect our ability to raise capital and could also adversely affect the oil, natural gas and power industries and restrict their future growth.
Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.
A government could requisition one or more of our vessels for title or for hire.  Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates.  Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances.  Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain.  Government requisition of one or more of our vessels may negatively impact our revenues.
Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, charter terminations and an adverse effect on our business.
While we currently operate in the United Kingdom and Norwegian sectors of the North Sea, we may eventually operate in a number of countries throughout the world. We are subject to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or the FCPA, and the U.K. Bribery Act.  Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition.  In addition, actual or alleged violations could damage our reputation and ability to do business.  Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act.

Company Specific Risk Factors

We are a recently formed company with a limited history of operations.
We are a recently formed company and have a limited performance record, operating history and historical financial statements upon which you can evaluate our operations or our ability to implement and achieve our business strategy.  We cannot assure you that we will be successful in implementing our business strategy.

We may not be able to recharter or obtain new and favorable charters for our PSVs, which could adversely affect our revenues, profitability and our ability to pay dividends.
Our vessels are at the time of this report employed either on time charters with firm commitment periods or in the spot market.  As of the date of this annual report, three of our PSVs have time charters attached to them that are scheduled to expire in November 2015, February 2016 and April 2018, respectively.  Our ability to renew expiring charters or obtain new charters will depend on the prevailing market conditions at the time.  Additionally, we employ, and expect to continue to employ, some of our vessels in the spot charter market, exposing us to fluctuations in the spot charter rates.  The spot charter market may fluctuate significantly based upon PSV supply and demand.  The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties, such as our vessel charterers, to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into, and may enter into in the future, various contracts, including charter agreements, shipbuilding contracts and credit facilities.  Such agreements subject us to counterparty risks.  The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, prevailing charter rates, and various expenses.  For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us.  In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates.  As a result, charterers and customers may seek to terminate or to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts.  Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our 2013 Credit Facility.
We operate a young fleet, however we may acquire additional secondhand vessels in the future, and we are exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with our vessels could adversely affect our ability to obtain profitable charters.
While we will inspect the secondhand vessels which we may acquire, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for, operated and maintained exclusively by us.  Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that they acquire.
Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage.  As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We derive a significant amount of revenue from a relatively small number of customers, the loss of any of which could adversely affect our business and operating results.

The portion of our revenues attributable to any single customer may change over time, depending on the level of relevant activity by any such customer, our ability to meet the customer's needs and other factors, many of which are beyond our control. In addition, our results of operations, financial condition and cash flows could be materially adversely affected if one or more of these customers decide to interrupt or curtail their activities, terminate their contracts with us, fail to renew existing contracts, and/or refuse to award new contracts, and we were unable to contract our vessels with new customers at comparable day rates.

Volatility in LIBOR rates could affect our profitability, earnings and cash flow.

Our 2013 Credit Facility is advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, and will affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow.

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows

These projects are subject to the risk of delay or default by the shipyard caused by, among other things, unforeseen quality or engineering problems, work stoppages or other labor disturbances at the shipyard, bankruptcy of or other financial crisis involving the shipyard, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, political, social or economic disturbances. Failure to construct or deliver the ship by the shipyard or any significant delays could delay the implementation of increase our expenses and diminish our net income and cash flows.

Because we obtain some of our insurance through protection and indemnity associations, which result in significant expenses to us, we may be required to make additional premium payments.

We may be subject to increased premium payments, or calls, in amounts based on our claim records, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability.

Risks Related to our Indebtedness
Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.
Borrowing under credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness.  These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future.  Amounts borrowed under our 2013 Credit Facility will bear interest at variable rates.  Increases in prevailing interest rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease.  We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the offshore supply vessel industry.  If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:
•	seeking to raise additional capital;

•	refinancing or restructuring our debt;
•	selling our PSVs; or
•	reducing or delaying capital investments.
However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations.

Our 2013 Credit Facility contains, and other debt agreements we may enter into in the future may contain, covenants which limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.
Our 2013 Credit Facility imposes, and debt agreements we may enter into in the future may contain, operating and financial restrictions on us.  These restrictions limit our ability, or the ability of our subsidiaries party thereto to:
•	pay dividends and make capital expenditures if we do not repay amounts due under our debt agreements or if there is another default under our debt agreements;
•	incur additional indebtedness, including the issuance of guarantees;
•	create liens on our assets;
•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to certain vessels;
•	sell our vessels;
•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or
•	enter into a new line of business.
Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions.  Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed.  This may limit our ability to pay dividends to you if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.
In addition, our 2013 Credit Facility requires, and debt agreements we may enter into in the future may require, us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet.  Should our charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants.  Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants.  We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so.  A breach of any of the covenants in, or our inability to maintain the required financial ratios under our debt agreements would prevent us from borrowing additional money under debt agreements and could result in a default under our 2013 Credit Facility or future debt agreements into which we may enter.  If a default occurs under our 2013 Credit Facility or any debt agreement which we may enter into in the future, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.

If the United States Internal Revenue Service were to treat us as a "passive foreign investment company," that could have adverse tax consequences for United States shareholders.

A foreign corporation is treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes, if either (1) at least 75% of its gross income for any taxable year consists of certain types of  "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of passive income. For purposes of these tests, cash is treated as an asset that produces passive income, and passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute passive income. United States shareholders of a PFIC may be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, "passive income."

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and spot charters as services income rather than rental income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS or a court of law were to find that we are a PFIC for any taxable year, our United States shareholders who owned their shares during such year would face adverse United States federal income tax consequences and certain information reporting obligations. Under the PFIC rules, unless those United States shareholders made or make an election available under the Code (which election could itself have adverse consequences for such United States shareholders), such United States shareholders would be subject to United States federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions (i.e., distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the United States shareholder's holding period for our common shares) and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder's holding period of our common shares. In addition, non-corporate United States shareholders would not be eligible to treat dividends paid by us as "qualified dividend income" if we are a PFIC in the taxable year in which such dividends are paid or in the immediately preceding taxable year.

Risks Relating to Our Common Shares

Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.

The market price of our common shares may fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.

We are organized in the Republic of the Marshall Islands, which does not have a well-developed body of corporate or case law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can't predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

We are incorporated in the Marshall Islands and certain of our officers and directors are non-U.S. residents. It may be difficult to serve legal process or enforce judgments against us, our directors or our management.

We are incorporated under the laws of the Republic of the Marshall Islands, and substantially all of our assets are located outside of the United States. Our business is operated primarily from our administrative offices in Norway and the United Kingdom. In addition, most of our directors and officers are non-residents of the United States, and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may be impracticable for you to do so.

Future sales of our common shares could cause the market price of our common shares to decline.

The market price of our common shares could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of our common shares.

Furthermore, our shareholders may incur additional dilution from any future equity offering and upon the issuance of additional shares of our common shares upon the exercise of options we have granted to certain of our officers and directors or upon the issuance of additional restricted common shares pursuant to our equity incentive plan.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.
We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions.  If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.
For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

ITEM 4.    INFORMATION ON THE COMPANY

A. History and Development of the Company

Nordic American Offshore Limited was formed on October 17, 2013 under the laws of the Republic of the Marshall Islands. We maintain our principal offices at Canon's Court, 22 Victoria Street, Hamilton HM HX Bermuda. Our telephone number at such address is (441) 298-3535. We are an international company  formed for the purpose of acquiring and operating platform supply vessels, or PSVs, and currently own and operate eight vessels and have two newbuildings under construction with expected delivery dates in the third quarter of 2015.

On November 22, 2013, we issued an aggregate of 16,666,666 common shares in a Norwegian private placement, or the Private Placement, at $15.00 per share. These shares were listed on the Norwegian OTC List, or the NOTC, on November 27, 2013, under the symbol "NAO."

In November 2013, we purchased our initial fleet constituting six secondhand PSVs from Ulstein Shipping AS for an aggregate purchase price of approximately $265.7 million, which was partially financed using the net proceeds few received from the Private Placement. The vessels were delivered to us during the course of December 2013 and January 2014.
In February 2014, we purchased an additional two newbuilding PSVs which were delivered to us in January 2015. Because of the strong U.S. Dollar and the fact that the ships were ordered with the yard in Norwegian Kroner the price in U.S. Dollars came to $35.8 million per vessel delivered.
In May 2014, we agreed to purchase two additional newbuilding PSVs from VARD Group AS, or Vard, which we expect to be delivered to us during the third quarter of 2015.
In June 2014, we completed our underwritten initial public offering in the United States, or our IPO, of 6,764,704 common shares, including the full exercise of the underwriters' option to purchase 882,352 additional common shares, at $16.00 per share and our common shares commenced trading on the New York Stock Exchange, or NYSE, under the symbol "NAO."  The net proceeds we received in the IPO were used to fund the acquisition of vessels.

In July 2014, we completed our offer to exchange unregistered common shares that were previously issued in Norwegian equity private placements (other than the common shares owned by affiliates of us) for common shares that were registered under the Securities Act of 1933, as amended, or the Securities Act, which we refer to as the Exchange Offer. Upon completion of the Exchange Offer, holders of 11,478,478 unregistered common shares validly tendered their shares in exchange for such registered common shares, representing a participation rate of 93.5%. As of the date of this annual report, there were eight shareholders with 416 common shares listed on the NOTC.  We are in the process of delisting from the NOTC.
B. Business Overview

We are a platform supply vessel company that owns eight vessels, and have two vessels under construction.

All our vessels are currently operating in the North Sea in both the term and spot market.

Our Fleet

Our fleet currently consists of ten PSVs, of which two are newbuildings. Our vessels are considered homogenous and interchangeable as they have approximately the same cargo deck area and capacity.

Vessel name	Yard	Year Built	Capacity (dwt)	Cargo Deck Area (sq meters)	Delivered to NAO
NAO Fighter	Ulstein	2012	4200	850	January, 2014
Blue Prosper**	Ulstein	2012	4200	850	January, 2014
Blue Power**	Ulstein	2013	4200	850	January, 2014
NAO Thunder	Ulstein	2013	4200	850	December, 2013
NAO Guardian	Ulstein	2013	4200	850	December, 2013
NAO Protector	Ulstein	2013	4200	850	December, 2013
NAO Storm	Ulstein	2014	4200	850	January, 2015
Blue Viking**	Ulstein	2014	4200	850	January, 2015
NAO Galaxy	Vard	2015			July, 2015*
NAO Horizon	Vard	2015			September, 2015*

* Expected delivery
** To be renamed to NAO Prosper, NAO Power and NAO Viking.

Employment of Our Fleet
It is our policy to operate our vessels either in the spot market or on short to long-term time charters.
We currently operate all of our eight operative vessels in the North Sea on both spot and time charters, although we may consider other regions depending on market conditions.
Company Management
In December 2013, the Company, entered into a management agreement with Scandic American Shipping Ltd, "Scandic" or "the Manager" for the provision of administrative services for the Company as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors.
For services under the management agreement Scandic receives a management fee of $150,000 per annum, and is reimbursed for cost incurred in connection with its services. In addition to costs incurred which are directly attributable to us, we also pay a portion of the operational costs such as salary and office rent among others, incurred by Scandic which is allocated to us. For the year ended December 31, 2014, we paid an aggregate of $2.2 million for such costs incurred.
Vessel Management
 As of December 31, 2014, the ship management firm Remøy Shipping AS, or "Remøy," provides technical management for the Company's six vessels in operation.

The International Offshore Market

International offshore support services are provided by a variety of companies both public and private. The vessels used vary significantly in size and specification depending on their expected role in supporting offshore drilling and production. Typically the customer is either an oil company or an offshore oil rig operator. Employment of the vessels is categorized either as spot employment, where a vessel is hired anywhere from 24 hours to several weeks) and long term contract employment where the customer has the vessel at their disposition for several months or years.

The employment terms tend to vary between vessel types. The three main categories of offshore support vessels are Platform Supply Vessels (PSV), Anchor Handling Tug & Supply (AHTS) and Construction Support Vessels (CSV). The majority of PSV employment is related the support of oil production, bringing supplies, chemicals and equipment to the rigs, and returning waste product to land. PSVs are also used to support exploration activities. PSVs are distinguished based on deck area/cargo capacity and technical specification. AHTS are primarily used to support rig moves and tend to have more idle time than PSVs. CSVs are used in the construction of new oilfields and often equipped to perform subsea construction work.

Offshore oil exploration and production is a global activity and a variety of vessel types and rig types are employed. Operating costs and regulatory requirements vary significantly from region to region. In general terms, total activity related to the offshore market has risen significantly in recent years as a result of increasing global oil demand and high oil prices.

The North Sea market has the highest standards of safety and specification for PSVs, the only asset class owned by Nordic American Offshore. The vast majority of the vessels operating in this market are European, primarily built in Norway. The current order book of vessels being built at European yards is less than 10% of the existing fleet. Vessels operating in the North Sea may move to other markets, but vessels operating in other, worldwide markets for the most part do not have access to the North Sea. The North Sea offshore market is subject to seasonality. Activity is lower in winter months and higher in summer months as rig operators are more active in maintenance, rig moves and other activities when weather conditions are less harsh.

All offshore exploration and production businesses were impacted by the decline in the oil market in the second half of 2014. The lower oil price led to cancellation or postponement of many investment programs related to new fields and exploration. In the North Sea production the breakeven oil price is estimated to be between $40 and $50 per barrel. Production has remained stable. In the fourth quarter 2014 a number of exploration projects were cancelled or postponed. This negatively impacted the demand for all categories of offshore support vessel.

The current weak market for offshore support vessels may lead to the cancellation or abandonment of newbuilding orders. There is little scrapping among these vessels. Typically vessels are employed in other duties or regions when they become uncompetitive due to their technical specification. In such a weak market some companies may not be able to operate their vessels profitably. In this scenario it may be beneficial to stack vessels, removing capacity from the fleet. A higher oil price can be expected to result in increased offshore activity, in turn providing a stronger rate environment for offshore support vessels.
The 2014 Offshore Support Vessel Market (Source: Fearnleys)
After five years of growth (growth in Exploration and Production spending, growth in offshore activity, growth in demand for rigs and vessels, growth in rig and vessel fleets - generally growth in everything that had to do with oil production), the wind suddenly changed direction with the declining oil price. From July to December, the oil price dropped from about $110 to less than $60 per barrel, and the concern about future demand for the Offshore Supply Vessels, or OSVs, became a hot topic.

We entered 2014 with a great deal of optimism, from healthy demand, sustainable rate levels for owners and all in all great prospects for the years ahead for OSVs. We had yet to record negative influence on the OSV markets, however we acknowledged the potential oversupply risk from the large orderbooks and were aware of the hovering risk of the oil companies cost cutting measures and intake of fewer new drilling rigs.

The spring optimism was evident from the fixing level during the first half of the year. Especially in the North Sea there was a perception that summer season would see short supply, and oil companies secured vessels at rate levels exceeding previous years. In fact, the upswing in day rate level for term contracts during the first quarter and especially the second quarter turned a 3-4 years downwards trend. However, the day rate development didn't keep momentum for many months before it levelled out, only to continue to drop. Surprisingly, the summer became a big disappointment for shipowners with a 5 year low PSV rate level at $11,500 and 87 % utilization.

Along with autumn and third quarter came a flow of circumstances negatively affecting the OSV market. The first strike was the sanctions imposed by the United States and the European countries towards Russia as a reaction to Russian invasion of Ukraine. Offshore oil and gas production in Russian waters was affected, and quite a few OSV and rig contracts with American and European owners were terminated as a result. These vessels were drawn to the North Sea and their return to this market contributed to the oversupply of vessels. The second hit, and one with severely greater force, was the rapid drop in oil price from July to December 2014. Well into 2015, we are still to see the full effect of this and how the market will respond, but it is fair to expect that we are facing a couple of challenging years with less demand and fiercer competition.

The cost, and hence the break-even oil price, of new offshore fields will come down as a result of a more sober market over time, hopefully giving a new breeding ground for new players and new wave of investment once the dust has settled. Another welcoming effect of the market uncertainties is that the number of vessels in the orderbook will eventually come down. The PSV orderbook has grown from about to 280 vessels per January 2014 to close to 350 in 2015, and is quite stable at about 150 for AHTS. It is difficult to see how these will be absorbed in a more sober market. The PSV fleet has grown rapidly over the last 3 years, and the oil and gas markets are apparently finding it hard to digest all the speculative orders. We expect 2015 to be a year with market consolidations, fewer speculative moves, re-negotiations of terms, softer day rates and utilization levels.

It is the vessel demand from exploration activities that has been, and will be, most severely hit by the oil companies' cash squeeze. And as we wait for the market to recover, the backbone for the OSV fleet will be support to producing assets, in terms of supply and maintenance, and field development in developed areas. In addition, we foresee a growing marked for support vessels to decommissioning of offshore equipment.

The Offshore Market 2015

Offshore support vessels of all categories were impacted by the decline in activity in the offshore market in the first quarter of 2015. In the North Sea, average spot market rates were below operating expenses through the quarter. The low rates achieved must also be considered in light of reduced activity every winter.

In the North Sea both income and expenditure is in local currency, primarily either Norwegian Kroner or British Pounds. Companies who report results in US dollars are negatively impacted by the strength of the USD so far in 2015 versus 2014.

Secondhand asset values for a 5 year old large PSV fell by 6.7% from an average value of $37.2 million in the fourth quarter of 2014 to an average of $34.7 million in the first quarter of 2015 up to the week ending March 13, 2015.

Environmental and Other Regulation

Government laws and regulations significantly affect the ownership and operation of our vessels.  We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modification and implementation costs.

International Maritime Organization

The IMO is the United Nations agency for maritime safety and the prevention of pollution by ships.  The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the CLC, the Bunker Convention, and MARPOL. MARPOL is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner or operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels.  OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions.

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions.  Currently operating ships are now required to develop SEEMPs, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting of greenhouse gas emissions from marine vessels in 2015. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulphur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases from marine vessels, could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 entered into force on August 20, 2013 and requires us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  In 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect, and to implement certain portions of the MTSA the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or "IMDG Code".

To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.  Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•	a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until an ISSC is obtained, or may be expelled from port, or refused entry at port.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code.  We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.
Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures.

Risk of Loss and Liability Insurance

The operation of any offshore supply vessel includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

Hull & Machinery and War Risk Insurance

We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of the vessels in our fleet. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss or the constructive total loss of a vessel. The agreed deductible on each vessel averages approximately $150,000.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our P&I coverage will be subject to and in accordance with the rules of the P&I Association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Our coverage is expected to be limited to approximately $7.5 billion, except for pollution which is limited $1 billion and passenger and crew which is limited to $3 billion.

We expect that our protection and indemnity insurance coverage for pollution will be $1 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $7.5 billion. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We expect to be able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Seasonality

Operations in the North Sea are generally at their highest levels during the months from April through August and at their lowest levels from December through February primarily due to lower construction activity and harsh weather conditions affecting the movement of drilling rigs. Operations in any market may be affected by seasonality often related to unusually long or short construction seasons due to, among other things, abnormal weather conditions, as well as market demand associated with increased drilling and development activities.

C.  Organizational Structure

As of December 31, 2014, we are the sole owner of all of the outstanding shares of Blue Power Limited, a company organized under the laws of Bermuda and Nordic American Offshore (UK) Ltd., or NAO (UK), a company organized under the laws of the United Kingdom.

D.  Property, Plants and Equipment

Other than our vessels (including the contracts for the construction thereof), we do not own any material property. Please see Item 4–Information on the Company–Business Overview–Our Fleet, for a description of our vessels. All of our PSVs are mortgaged as collateral under our Credit Facility.
ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis should be read in conjunction with our historical financial statements and notes thereto included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Item 3D. Risk Factors" and elsewhere in this annual report.

A.   Operating Results

We present our Statement of Operations using charter revenues and charter costs. During the periods ended December 31, 2014 and 2013, our vessels were employed in the North Sea on term and spot charters.

Results for the Year Ended December 31, 2014 and the Period from October 17, 2013 (date of inception) to December 31, 2013
All figures in USD '000, except share and per share amount	From Inception, October 17, 2013 to December 31,
	2014	2013
Charter Revenues	52,789	1,280
Charter Costs	(1,281)	(108)
Vessel Operating Costs	(23,038)	(686)
General and Administrative Costs	(5,815)	(482)
Depreciation Costs	(11,393)	(262)
Net Operating Income (Loss)	11,262	(258)
Interest Income	258	138
Interest Costs	(1,044)	-
Other Financial Income (Costs)	(2,333)	50
Total Other Income (Costs)	(3,119)	188
Income before income taxes	8,143	(70)
Income Tax	(1,212)	-
Net Income (Loss) and Comprehensive Income (Loss)	6,931	(70)

Results for the Period from October 17, 2013 (date of inception) to December 31, 2013

During the period from October 17, 2013 (date of inception) to December 31, 2013, our fleet consisted of three vessels, all of which operated under spot charters in the North Sea. Charters for these vessels commenced on December 7, 2013, December 16, 2013, and December 18, 2013, respectively, and revenue related to these charters was $1.3 million.  General and administrative costs, which were charged beginning from the date of inception, were $0.5 million, which primarily consisted of charges for establishing and operating a corporate structure.

Results for the year ended December 31, 2014

During the year ended December 31, 2014, our fleet consisted of six vessels, three of which operated under spot charters and three of which operated under time charters. Revenue related to these charters was $52.8 million.  According to RS Platou data, spot market rates were on average 19% lower throughout 2014, as compared to 2013, for vessels with 500-899 square meters of cargo deck area, such as the vessels in our fleet, due to a decline in oil-price and the available vessels in the market.

Vessel Operating Costs for the year ended December 31, 2014 were $23.0 million. Vessel Operating Costs include crewing, repair and maintenance, insurance, stores, management fee and tonnage tax.

Depreciation costs for the year ended December 31, 2014 were $11.4 million for our fleet. Vessels are depreciated over a period of 25 years.

General and administrative costs for the year ended December 31, 2014 include $1.5 million paid as fees related to the listing on NYSE which is a one-time non-recurring item.

In 2014 we incurred a one-time non-refundable tax charge on operations of $1.2 million resulting from a probable permanent establishment in Norway and UK, until we on March 10, 2014 entered into the UK tonnage tax system. This tax charge is deemed to be an uncertain tax position which has been provided for in full. Future tonnage tax charge is expected to be limited.

Interest costs for the year ended December 31, 2014 were $1.0 million, which were mainly attributable to the drawdown of $40.0 million on our 2013 Credit Facility and commitment fees on undrawn amounts. We had no financing costs in 2013  Other financial costs for the same period were $2.3 million, which were primarily related to losses on exchange in foreign currencies, predominantly the Norwegian Kroner (NOK) which decreased significantly in value compared to the U.S. dollar in 2014. For the period of operation in 2013 we recorded a net gain on exchange in foreign currency of $0.1 million.

B. Liquidity and Capital Resources

Equity Issuances

In November 2013, we issued an aggregate of 16,666,666 common shares in the Private Placement in Norway at $15.00 per share, resulting in net proceeds to us of $243.4 million. The net proceeds of the Private Placement were used to finance the purchase price of the six vessels in our initial fleet. In June 2014, we completed our IPO of 6,764,704 common shares, including the full exercise of the underwriters option to purchase 882,352 additional common shares, at $16.00 per share, resulting in net proceeds to us of approximately $100.2 million. The net proceeds of the IPO were used to finance a portion of the purchase price of the newbuilds in our fleet.

2013 Credit Facility

On December 19, 2013, we entered into a revolving credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB for up to $60.0 million, our 2013 Credit Facility. On March 16, 2015, we expanded our 2013 Credit Facility to $150.0 million. Our 2013 Credit Facility provides funding for future vessel acquisitions and general corporate purposes. Amounts borrowed under our 2013 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and we pay a commitment fee on any undrawn amounts. The maximum potential annual commitment fee payable on undrawn amounts is $600,000. There are no mandatory repayments of principal during the term of the 2013 Credit Facility, and we pay interest only on drawn amounts and commitment fee for undrawn amounts. The original maturity of the 2013 Credit Facility was in December 2018.

The expanded 2013 Credit Facility matures in March 2020.

As of December 31, 2014 and December 31, 2013, we had $0 and $0 outstanding, respectively, under the 2013 Credit Facility. We were in compliance with our loan covenants under the 2013 Credit Facility as of December 31, 2014 and December 31, 2013. Cash on hand was $46.4 million as of December 31, 2014 and we had $60.0 million available for additional borrowing under our original 2013 Credit Facility.

Management believes that our working capital is sufficient for the present requirements.

Cash Flow

Cash flow provided by operating activities for the year ended December 31, 2014 was $17.2 million, reflecting the profitability of our first full year in operation. For the year ended December 31, 2013 the cash flows used in operating activities was ($0.5) million, reflecting the startup of our Company.

Cash flow used in investing activities for the year ended December 31, 2014 was ($148.4) million compared to ($133.0) million for the year ended. We took delivery of three vessels in both 2013 and 2014, and the increase reflects the deposits paid for vessels to be delivered in 2015. This was offset by $0.1 million in proceeds from a time deposit placement of cash.

Cash flows provided by financing activities for the year ended December 31, 2014 was $68.2 million compared to $243.4 million of the year ended December 31, 2013. . The IPO completed on June 12, 2014 gave proceeds of approximately $100.2 million and we distributed cash dividends of $31.2 million to our shareholders. In 2013 we raised $243.4 million in the Private Placement.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

The offshore supply vessel industry has been cyclical, experiencing volatility in charterhire rates and from changes in oil price and exploration activity. The market is subject to seasonality with lower activity in the winter months. See "Item 4. Information on the Company – B. Business Overview – The International Offshore Market."
E. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2014, consist of our obligations as a borrower under our 2013 Credit Facility and vessels to be delivered.

The following table sets out financial, commercial and other obligations outstanding as of December 31, 2014 (all figures in thousands of USD).

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2013 Credit Facility (1)	-	-	-	-	-
Interest Payments (2)	-	-	-	-	-
Commitment Fees (3)	$2,400	$600	$1,200	$600	-
Vessels to be delivered (4)	$143,276	$143,276	-	-	-
Total	$145,676	$143,876	$1,200	$600	-

Notes

(1)	Refers to obligations to repay indebtedness outstanding as of December 31, 2014
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2014

(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2014. Estimate based on applicable commitment fee and undrawn amount as of December 31, 2014.
(4)	Refers to contractual obligations on vessels to be delivered. For vessels acquired in foreign currencies the exchange rate as of December 31, 2014 is used.

As of the date of this report we have $8.0 million in cash on hand, and $115.0 million undrawn on our expanded 2013 Credit Facility. The vessels NAO Storm and NAO Viking, which were delivered on January 26, 2015, were acquired for $35.8 million each. Expected purchase price for the two vessels to be delivered in the third quarter of 2015 is approximately $35.2 million each based on the exchange rate as of December 31, 2014.

CRITICAL ACCOUNTING POLICIES

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Following is a discussion of the critical accounting policies that reflect significant judgments or uncertainties. We have described below what we believe are our most critical accounting policies. For further description of our material accounting policies, please read Item 18 – Financial Statements - Note 2- Summary of Significant Accounting Policies.

Implications of Being an Emerging Growth Company: We had less than $1.0 billion in revenue during our last fiscal year, which means that we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	the ability to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in the registration statement for an initial public offering;
•	exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting;
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and
•	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be emerging growth companies if, among other things, we have more than $1.0 billion in "total annual gross revenues" during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Use of Estimates: Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The effects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

Revenue Recognition: Revenue is generated from time and spot charters and is recognized as services are performed based on contractual daily charter rates and when collectability is reasonable assured.

Accounting for Acquisition of Vessels: The Company performs analysis of the acquisition of a vessel in context of ASC 805, which defines a business for accounting principles generally accepted in the United States. The codification defines a business as "an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants." Furthermore, subtopic ASC 805-10-55 provides implementation guidance to identify what constitutes a business. The Company considers each element of a business described in the subtopic (i.e. inputs, processes and outputs). A PSV is considered to be an input that is an economic resource in the form of a long-lived asset that has the ability to create outputs when processes are applied to it in the form of strategic, operational and resource management processes. The Company did not identify any processes that were transferred from the seller with the vessels, and therefore has accounted for all historical PSV acquisitions as asset acquisitions.

Vessels, Net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for its initial contract less accumulated depreciation. Financing costs incurred during the construction period of the vessels are also capitalized and included in vessels' cost based on the weighted-average method. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated residual value, and is recognized over the estimated useful life of the related assets using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.

Drydocking and engine overhaul: The Company's vessels are required to be drydocked approximately every 60 months, and to have engines overhauled after 12,000 running hours, or approximately 2.5 years. The Company will capitalize a substantial portion of the costs incurred during drydocking and overhaul, and amortize those costs on a straight line basis from the completion of a drydocking, intermediate survey or overhaul to the estimated completion of the next drydocking or overhaul. For the vessels acquired an estimate of $200,000 and $365,000 for drydock cost and overhaul costs respectively has been allocated from the purchase price. Drydocking is depreciated over five years, and engine overhauls are depreciated based on the number of running hours within the reporting period according to the built in overhaul method.

Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value, less cost to sell (calculated based on estimated discounted operating cashflow). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily charter rate for the remaining operating days. The Company estimates the daily charter rate for the remaining operating days based on the historical average for similar vessels and utilizing available market data for current charter rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and engine overhaul expenditures). If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value, less cost to sell. Fair market value is calculated based on estimated discounted operating cashflow from use.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Senior Management of the Company and the Manager

Set forth below are the names, ages and positions of our directors and executive officers. Our board of Directors currently consists of five directors and is elected annually on a staggered basis. Each director elected holds office for a three-year term or until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class B directors will expire at the 2015 annual meeting of shareholders. The term of our Class C directors will expire at the 2016 annual meeting of shareholders. The term of our Class A director will expire at our 2017 annual meeting of shareholders.

Officers are appointed from time to time by our Board of Directors and hold office until a successor is appointed. The business address of each of our directors and executive officers listed below is Nordic American Offshore Ltd., Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda.

Name	Age	Position
Herbjørn Hansson	67	Executive Chairman and Class C Director
Marianne Lie	53	Class C Director and Audit Committee Chairman
Paul J. Hopkins	67	Class B Director and Audit Committee Member
James Kelly	61	Class B Director
David M. Workman	53	Class A Director
Tor-Øyvind Bjørkli	42	Chief Executive Officer
Turid M. Sørensen	54	Chief Financial Officer

Biographical information concerning the directors and executive officers listed above is set forth below.

Herbjørn Hansson, Executive Chairman and Class C Director
Herbjørn Hansson (MBA) has graduated from the Norwegian School of Economics and Business Administration and attended Harvard Business School. He has served as our Executive Chairman since our inception. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. UNS became a public company in 1993. While under Mr. Hansson's management, UNS increased dividends paid to shareholders each year for nine years. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until he started working full-time for Nordic American Tankers Limited, or NAT (NYSE: NAT), on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of NAT since its establishment in 1995. NAT was listed on the NYSE in 1997. Since then, NAT has paid dividends 70 times, with total dividend payments of $45.38 per share from the fourth quarter of 1997 to the date of this report. He also has been a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

Marianne Lie, Class C Director
Marianne Lie has served as our Class C director since December 2013. Having broad international experience, she has been and still is a board member of several Norwegian companies mainly within the shipping, offshore business, energy and finance industries. She was until recently a member of the shareholders Committee of the Central Bank of Norway. She was in the Norwegian Shipowners Association from 1988 until 1998, after which she was managing director of the Norwegian Branch of Vattenfall, a Swedish based energy group. Ms. Lie was also a board member of the Finnish energy group Fortum. She was managing director of the Norwegian Shipowners Association from 2002 to 2008. Ms. Lie has studied law and political science at the University of Oslo.

Paul J. Hopkins, Class B Director
Paul J. Hopkins has been a director of the Company since its inception and was a director of NAT from June 2005 until December 13, 2013. Until March 2008, Mr. Hopkins was also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 through 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. Previously, beginning in 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production esting of oil wells in the North Sea. Through the end of 1972 he worked with Shell Canada as part of its Offshore Exploration Group.

James Kelly, Class B Director
James Kelly has been a director of the Company since its inception and a director of NAT since June 2010. Mr. Kelly has worked for Time Inc., the world's largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War, and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine's managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series "Iraq: Where Things Stand." In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities.

David M. Workman, Class A Director
David M. Workman has served as our Class A Director since December 2013. Mr. Workman was, until recently Chief Operating Officer and member of the Supervisory Board of Stork Technical Services having guided, as Chief Executive Officer, the sale of the RBG Offshore Services Group into the STS Group. Mr. Workman has 30 years of broad experience in the offshore sector ranging from drilling operations/field development through production operations and project management. He has worked with a wide variety of exploration and production companies in the sector and has balanced this with exposure to the service sector, working with management companies. As part of his experience with these different companies, he has had extensive exposure to the North Sea market. Mr. Workman graduated from Imperial College London in 1983 with a Masters in Petroleum Engineering and spent his early years as a Drilling/Production Operations Engineer with BP. In 1987 he joined Hamilton Brothers Oil and Gas who were early adopters of floating production systems. In 1993 he joined Kerr McGee as an operations manager for the Tentech 850 designed Gryphon FPSO, the first permanently moored FPSO in the North Sea. In 1996, Mr. Workman established the service company Atlantic Floating Production, which went on to become the management contractor and duty holder on the John Fredriksen owned Northern Producer and on the Petroleum Geo-Services (PGS) owned Banff FPF. In 2003,Mr. Workman was instrumental in founding Tuscan Energy which went on to redevelop the abandoned Argyll Field in the UK Continental Shelf. In 2009, Mr. Workman was appointed as Chief Executive Officer and led the sale of the RBG Group to Stork Technical Services in 2011.

Tor-Øyvind Bjørkli, Chief Executive Officer
Tor-Øyvind Bjørkli has served as our Chief Executive Officer since March 2014. He graduated from Vestfold University College with a Bachelor of Science degree in Marine Engineering in 1992. He completed the Royal Norwegian Naval Officer Training School in 1993 and his Master of Science degree at Norwegian University of Science and Technology in 1999. For the last eight years he has been a Partner with RS Platou ASA's offshore sale and purchase and newbuilding division. Before joining RS Platou ASA, a major international offshore and shipbroking firm, he held the position as a Surveyor with the classification society, Det Norske Veritas' (DNV GL) in the Miami office.

Turid M. Sørensen, Chief Financial Officer
Turid M. Sørensen has 30 years of experience in the shipping industry. She has served as our CFO since our inception. She was appointed Chief Financial Officer & Executive Vice President of NAT on June 1, 2012. She previously served as Chief Financial Officer of NAT from February 6, 2006. Ms. Sørensen has a Bachelor's Degree in Business Administration from the Norwegian School of Management, an M.B.A. in Management Control from the Norwegian School of Economics and Business Administration and has completed an Advanced Management Program from Harvard Business School. During the period from 1984 to 1987, she worked for Anders Jahre AS and Kosmos AS in Norway and held various positions within accounting and information technology. In the period from 1987 to 1995, Ms. Sørensen was Manager of Accounting and IT for Skaugen PetroTrans Inc., in Houston, Texas. After returning to Norway she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Vice President, Accounting. From October 2004 until her appointment as Chief Financial Officer of NAT in February 2006, she served as the Treasurer and Controller of NAT.

B. Compensation

We currently have employment agreements with our Executive Chairman, Chief Executive Officer and Chief Financial Officer to be paid an aggregate amount of $650,000 per year. Under the terms of these employment agreements, either party may terminate the agreement with up to six months prior notice. Also, our four executive directors will receive annual compensation in the amount of $37,500 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. We do not have a retirement plan for our officers or directors.

C. Board Practices

Members of the Company's Board of Directors serve until the next annual general meeting of shareholders following his or her election to the board, in accordance with terms of office each directors has as set forth in Item 6A. The current Class B and Class C directors were elected at the annual general meeting held in 2013, the Class A director was re-elected for a new term in the annual general meeting held in 2014. The class B directors will be up for re-election at our annual general meeting to be held in 2015 and the Class C directors will be up for re-election at our annual general meeting to be held in 2017.

Our Audit Committee consists of Ms. Lie and Mr. Hopkins, Ms. Lie serves as the Audit Committee financial expert. The Audit Committee provides assistance to the Board of Directors in fulfilling their responsibilities to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company. The Audit Committee, among other duties, recommends the independent auditors to be selected to audit the financial statements of the Company, meets with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company, and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies, for more information, see "Item 16G. – Corporate Governance."

There are no contracts between us and any of our directors providing for benefits upon termination of their employment.

D. Employees

As of December 31, 2014, we have five employees filling the positions of Executive Chairman, Chief Executive Officer, Chief Financial Officer, Managing Director of NAO (UK) and a chartering manager.

E. Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors individually and as a group, please see Item 7. "Major Stockholders and Related Party Transactions."

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and officers, of which we are aware as of the date of this annual report.
Title	Identity of Person	No. of Shares	Percent of Class(1)
Common	Leon G. Cooperman(2)	4,916,700	21.0%
Common	Nordic American Tankers Limited(3)	4,496,980	19.2%
Common	Herbjørn Hansson	-	*
Common	Marianne Lie	-	*
Common	Paul J. Hopkins	-	*
Common	James Kelly	-	*
Common	Turid M. Sørensen	-	*

(1)	Based on 23,431,370 common shares outstanding as of the date of this annual report unless otherwise indicated.
(2)	Based on information contained in the Schedule 13D that was filed with the SEC on June 20, 2014.
(3)
Based on information contained in the Schedule 13D that was filed with the SEC on December 18, 2014. Nordic American Tankers Limited has 333,333 vested warrants which are each exercisable for one of our shares, which are not included in the chart above. The exercise price is higher than the current market value.

*	Less than 1% of our outstanding shares.

B. Related Party Transactions

Nordic American Tankers Limited

On November 18, 2013, as a part of the Private Placement, NAT participated in our establishment with the purchase of 4,333,566 of our common shares for $65.0 million, giving NAT a 26 % ownership interest in NAO. Subsequently, in 2014, NAT distributed shares to its shareholders as dividend-in-kind, and acquired common shares in the market. For information on NAT's share ownership at the time of the filing of this annual report, please see "Item 7. Major Shareholders and Related Party Transactions—B. Major Shareholders."

As compensation for coordinating the Private Placement, NAT received 833,333 warrants with an exercise price of $15.00 per common share. The warrants become exercisable in 20% increments at each 10% increase in the volume weighted average price, or VWAP, of our common shares between increases of 25% and 65%. The VWAP must be above exercise level for a minimum of 10 business days, with a minimum trading volume of $2 million above exercise levels. In 2014, two of the 20 % increments became exercisable, however the warrants are "out of the money" at the time of this filing. The warrants expire on December 31, 2015.

In December 2013, we entered into a management agreement with Scandic, a subsidiary of NAT, for the provision of administrative services as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors.

For services under the management agreement, Scandic receives a management fee of $150,000 per annum, and is reimbursed for cost incurred in connection with its services. In addition to costs incurred which are directly attributable to us, we also pay a portion of the operational costs such as salary and office rent, among others, incurred by Scandic which is attributable to us.

For the successful listing on the NYSE, NAT received a success fee of $1.5 million.

In August 2014 NAT distributed approximately 700,000 of its NAO shares to its shareholders as dividend-in-kind. All shareholders that held 500 or more NAT shares were eligible to receive NAO shares. Shareholders holding less than 500 NAT shares and fractional shares were compensated with a cash distribution.

In 2014 we entered into an agreement with an immediate family member of the Executive Chairman for the use of an asset owned by him for corporate and marketing activities.  We pay an annual fee for this agreement and fees associated with actual use. The cost of this arrangement for the year ended December 31, 2014 was $0.1 million, which is included in General and Administrative costs.  No amounts were due to the related party as of December 31, 2014.

C. Interest of Experts and Counsel

Not applicable

ITEM 8.    FINANCIAL INFORMATION

A. Consolidated Statements and other Financial Information

See Item 18.

Legal Proceedings
To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Dividend Policy
Our policy is to declare quarterly dividends to shareholders as decided by the Board of Directors.  The dividend to shareholders could be higher than the non U.S. GAAP measure operating cash flow, which is income from vessel operations before depreciation and non-cash administrative charges, or the dividend to shareholders could be lower than the operating cash flow after reserves as the Board of Directors may from time to time determine are required, taking into account contingent liabilities, the covenants contained in our 2013 Credit Facility, our other cash needs and the requirements of Marshall Islands law.

Total dividends paid in 2014 were $31.2 million or $1.35 per share. The Company declared a dividend of $0.45 per share in respect of the fourth quarter of 2014 which was paid to shareholders in February 2015.

B. Significant Changes

Not applicable.

ITEM 9.    THE OFFER AND LISTING

Not applicable except for Item 9. A.4. and Item 9.C.

Share History and Markets

Since June 12, 2014, the primary trading market for our common shares has been the NYSE, on which our shares are listed under the symbol "NAO".

The following table sets forth the high and low market prices for shares of our common stock as reported by the NYSE.

For the Year Ended:	HIGH	LOW
December 31, 2014*	$20.40	$9.70
*For the period beginning June 12, 2014.

For the quarter ended:	HIGH	LOW
June 30, 2014*	$19.13	$15.25
September 30, 2014	$20.40	$17.62
December 31, 2014	$17.66	$9.70
* For the period beginning June 12, 2014.

For the month:	HIGH	LOW
October 2014	$17.66	$14.22
November 2014	$15.78	$13.11
December 2014	$13.51	$9.70
January 2015	$13.32	$11.15
February 2015	$11.61	$9.38
March 2015*	$9.63	$8.01
* Through and including March 25, 2015.

ITEM 10.     ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Purpose
Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporation Act, or BCA.  Our amended and restated articles of incorporation and amended and restated bylaws do not impose any limitations on the ownership rights of our shareholders.
Authorized capitalization
Under our amended and restated articles of incorporation our authorized capital stock consists of 200,000,000 common shares, par value $0.01 per share, of which 23,431,370 common shares are issued and outstanding, and 50,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding as of the date of this annual report.
Common shares
Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders.  Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends.  Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution.  Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities.  The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares, which we may issue in the future.
Preferred shares
Our amended and restated articles of incorporation authorize our Board of Directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:
•	the designation of the series;
•	the number of shares of the series;
•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and
•	the voting rights, if any, of the holders of the series.

Warrants
As part of the Private Placement approximately 833,333 warrants were issued to NAT with an exercise price of $15.00 per common share.  The warrants become exercisable in 20% increments at each 10% increase in the volume weighted average price, or VWAP, of our common shares between increases of 25% to 65%.  The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2.0 million (cumulative) above exercise levels.  The warrants expire on December 31, 2015.
Directors
Our directors are elected by a plurality of the votes cast by shareholders entitled to vote.  There is no provision for cumulative voting.
Our amended and restated articles of incorporation require our board of directors to consist of at least one member.  Our board of directors currently consists of five members.  Our amended and restated bylaws may be amended by the vote of two-thirds of our entire board of directors.
Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office.  Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.
Shareholder meetings
Under our amended and restated bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors.  The meetings may be held in or outside of the Marshall Islands.  Special meetings may be called at any time by a majority of our board of directors or the chairman of our board of directors.  Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.  One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.
Dissenters' rights of appraisal and payment
Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares.  In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares.  The dissenting shareholder must follow the procedures set forth in the BCA to receive payment.  In the event that we and any dissenting shareholder fail to agree on a price for the common shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.
Shareholders' derivative actions
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on liability and indemnification of officers and directors
The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties.  Our amended and restated articles of incorporation and amended and restated bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.
The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.  In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Anti-takeover effect of certain provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws
Several provisions of our amended and restated articles of incorporation and amended and restated bylaws, which are summarized below, may have anti-takeover effects.  These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us.  However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
Blank check preferred stock
Under the terms of our amended and restated articles of incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 50,000,000 shares of blank check preferred stock.  Our Board of Directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management and might harm the market price of our common shares.  We have no current plans to issue any preferred shares.
Election and removal of directors
Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors.  Our amended and restated bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors.  Our amended and restated articles of incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for those directors.  These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited actions by shareholders
Our amended and restated articles of incorporation and our amended and restated bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.  Our amended and restated articles of incorporation and our amended and restated bylaws provide that, unless otherwise prescribed by law, only a majority of our Board of Directors or the chairman of our Board of Directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.  Accordingly, a shareholder will be prevented from calling a special meeting for shareholder consideration of a proposal unless scheduled by our Board of Directors and shareholder consideration of a proposal may be delayed until the next annual meeting.
Advance notice requirements for shareholder proposals and director nominations
Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.  Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders.  Our amended and restated bylaws also specify requirements as to the form and content of a shareholder's notice.  These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.
Classified Board of Directors
As described above, our amended and restated articles of incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms beginning on the expiration of the initial term for each class.  Accordingly, approximately one-third of our Board of Directors will be elected each year.  This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us.  It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.
Business combinations
Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of the Marshall Islands and "interested shareholders," we have included these provisions in our amended and restated articles of incorporation.  Specifically, our amended and restated articles of incorporation prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested shareholder.  Interested shareholders generally include:
•	any person who is the beneficial owner of 15% or more of our outstanding voting shares; or
•
any person who is our affiliate or associate and who held 15% or more of our outstanding voting shares at any time within three years before the date on which the person's status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:
•	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

•
any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding shares;

•	certain transactions that result in the issuance or transfer by us of any shares of ours to the interested shareholder;
•
any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•
any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our amended and restated articles of incorporation do not apply to a business combination if:
•	before a person became an interested shareholder, our Board of Directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;
•
upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced, other than certain excluded shares;

•
at or following the transaction in which the person became an interested shareholder, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting shares that is not owned by the interest shareholder;

•	the shareholder was or became an interested shareholder prior to the closing of our IPO;
•
a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•
the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our amended and restated articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.  The proposed transactions referred to in the preceding sentence are limited to:

○	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);
○
a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

○	a proposed tender or exchange offer for 50% or more of our outstanding voting shares.
Listing

Our common shares are listed on the NYSE under the symbol "NAO."

Transfer Agent

The registrar and transfer agent for our common shares is Computershare Trust Company, N.A..

C. Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. For a description of our 2013 Credit Facility, please see "Item 5.—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—2013 Credit Facility." For a description of our Management Agreement with Scandic, please see "Item 4.—Information on the Company – Company Management."

Other than as set forth above, we have not entered into any material contracts outside the ordinary course of business during the past two years.

D. Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E. Taxation
Marshall Islands Tax Considerations
In the opinion of Seward & Kissel, LLP, the following are the material Marshall Islands tax consequences of our activities to us and of the ownership of our common shares to our shareholders. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders or on capital gains realized by our shareholders from the disposition of our shares.

U.S. Federal Income Tax Considerations
In the opinion of Seward & Kissel, LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences of the ownership of common shares to U.S. Holders and Non-U.S. Holders, each as defined below.  The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect.  The discussion below is based, in part, on the description of our business as described in this annual report and assumes that we conduct our business as described herein.
U.S. Federal Income Taxation of the Company

We are not currently subject to any U.S. federal income tax on our income.  However, in the future we may directly or through a subsidiary conduct activities which would give rise to U.S.-source income.  Depending on the nature of those activities, we may be subject to U.S. federal income tax on all or a portion of the income from such activities.
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term "U.S. Holder" means a holder that for U.S. federal income tax purposes is a beneficial owner of common shares and is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common shares and thereafter as capital gain.  Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.  Dividends paid with respect to our common shares will generally be treated as foreign source dividend income and will generally constitute "passive category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of such non-corporate U.S. Holders. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder.
Special rules may apply to any "extraordinary dividend" (generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis in a common share) paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income" to a non-corporate U.S. Holder, then any loss derived by such non-corporate U.S. Holders from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares
Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such shares.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition.  Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.  Long-term capital gains of certain non-corporate U.S. Holders are currently eligible for reduced rates of taxation.  A U.S. Holder's ability to deduct capital losses is subject to certain limitations.
U.S. Federal Income Taxation of "Non-U.S. Holders"
As used herein, the term "Non-U.S. Holder" means a holder that, for U.S. federal income tax purposes, is a beneficial owner of common shares (other than a partnership) that is not a U.S. Holder.
If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.
Dividends on Common Shares
A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States.  In general, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. Dividends declared and paid by a company resident in Marshall Islands may be subject to local tax in the investor's home country, and each investor should make such investigations for himself/herself.
Sale, Exchange or Other Disposition of Common Shares
A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:
(1)	the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States; in general, in the case of a Non-U.S. Holder entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or
(2)	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
Income or Gains Effectively Connected with a U.S. Trade or Business

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends on the common shares and gain from the sale, exchange or other disposition of the shares, that is effectively connected with the conduct of that trade or business (and, if required by an applicable U.S. income tax treaty, is attributable to a U.S. permanent establishment), will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders.  In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, and the payment of gross proceeds on a sale or other disposition of our common shares, made within the United States to a non-corporate U.S. Holder will be subject to information reporting.  Such payments or distributions may also be subject to backup withholding if the non-corporate U.S. Holder:
(1)	fails to provide an accurate taxpayer identification number;
(2)	is notified by the IRS that it has have failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or
(3)	in certain circumstances, fails to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding with respect to dividend payments or other taxable distributions on our common shares by certifying their status on an applicable IRS Form W-8. If a Non-U.S. Holder sells our common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or it otherwise establishes an exemption. If a Non-U.S. Holder sells our common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the Non-U.S. Holder is not a U.S. person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption.
Backup withholding is not an additional tax.  Rather, a refund may generally be obtained of any amounts withheld under backup withholding rules that exceed the taxpayer's U.S. federal income tax liability by filing a timely refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations).  Specified foreign financial assets would include, among other assets, our common shares, unless the common shares are held in an account maintained with a U.S. financial institution.  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect.  Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, a Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations in respect of our common shares.

Other Tax Considerations
In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities.  The amount of any such tax imposed upon our operations may be material.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.nao.bm. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this annual report.

Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:

Nordic American Offshore Ltd.
Canon's Court, 22 Victoria Street, Hamilton HM EX,
Bermuda
Tel:  +1 441 298 3535
Fax:  +1 441 298 3451

I. Subsidiary Information

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company's borrowings under our 2013 Credit Facility, and to foreign currency risks related to the exchange rate between the USD and NOK and GBP, in respect of revenues generated and costs incurred in NOK and GBP.

Amounts borrowed under the 2013 Credit Facility bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.2 million in our interest expense for the year ended December 31, 2014.

A 10% change in the exchange rate between USD and NOK would have resulted in a change of approximately $0.2 million in our operating result for the year ended December 31, 2014.

A 10% change in the exchange rate between USD and GBP would have resulted in a change of approximately $2.7 million in our operating result for the year ended December 31, 2014.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Our Registration Statement on Form F-1 (Registration No. 333-194612), relating to our underwritten initial public offering of common shares, was declared effective by the SEC on June 11, 2014. The offering date of the initial public offering was June 11, 2014 and the initial public offering was completed on June 17, 2014. Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and DNB Markets, Inc. are acting as joint book-running managers and Global Hunter Securities, LLC is acting as a co-manager for the initial public offering. 5,882,352 registered common shares were sold in the initial public offering at a public offering price of $16.00 per share, with gross offering proceeds totaling $94,117,632. On June 24, 2014, the underwriters exercised their option to purchase an additional 882,352 common shares. Gross proceeds from the offering, including the exercise of the over-allotment option, were $108,235,264, based on the public offering price of $16.00 per share.

The total net proceeds to us from the offering were approximately $101.3 million, after deducting the portion of underwriters' discounts and commissions and expenses payable by us of approximately $6.9 million. The discount to the underwriters was $0.96 per share. We incurred other offering-related expenses (including filing, legal and accounting fees) of approximately $1.1 million.

As of the date of this annual report, we have used approximately $77.0 million of the net proceeds of the IPO for acquisitions of vessels.

ITEM 15.    CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures.

Our principal Executive Officer and our Principal Financial and Accounting Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2014, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial and Accounting Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time period specified by the SEC's rules and forms.

B. Management's annual report on internal control over financial reporting.

This annual report does not include a report of management's assessment regarding internal controls over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies and emerging growth companies.

C. Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D. Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Marianne Lie, who serves as Chairman of the Audit Committee, qualifies as an "audit committee financial expert" under SEC rules. Mrs. Lie is "independent" as determined in accordance with the rules of the NYSE.

ITEM 16B.    CODE OF ETHICS

The Company has adopted a code of ethics that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The code of ethics may be downloaded at our website (www.nao.bm).  Additionally, any person, upon request, may ask for a hard copy or an electronic file of the code of ethics.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2014, no such amendment was made or waiver granted.

ITEM 16C.   PRINCIPAL ACCOUNTING FEES AND SERVICES

A. Audit Fees

Our Board of Directors has established preapproval and procedures for the engagement of the Company's independent public accounting firms for all audit and non-audit services. The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, KPMG AS,  for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

FISCAL YEAR ENDED DECEMBER 31, 2014	$347,937
FISCAL YEAR ENDED DECEMBER 31, 2013	$69,588

B. Audit-Related Fees

Not applicable.

C. Tax Fees

FISCAL YEAR ENDED DECEMBER 31, 2014	$7,505
FISCAL YEAR ENDED DECEMBER 31, 2013	$0

D. All Other Fees

Not applicable.

E. Audit Committee's Pre-Approval Policies and Procedures

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

F. Not applicable

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

 Not applicable.
ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

 Effective September 10, 2014, Deloitte AS, or Deloitte, was dismissed as the independent registered public accounting firm that audits the financial statements of the Company.

Effective September 10, 2014, KPMG AS, or KPMG, was approved by the general meeting to replace Deloitte as our independent registered public accounting firm for the year ended December 31, 2014.

Deloitte's report on our financial statements for the period from October 17, 2013 (inception) to December 31, 2013 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of our financial statements for the year ended December 31, 2013, and through the period ended September 10, 2014, there were no disagreements with Deloitte on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Deloitte, would have Deloitte to make reference to the matter of such disagreements in their reports.

In connection with the audit of our financial statements for the year ended December 31, 2013, and through the period ended September 10, 2014, none of the events described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F occurred.

We engaged KPMG as our new independent registered public accounting firm to audit our 2013 and 2014 consolidated financial statements. In connection with the audit of our financial statements for the fiscal year ended December 31 2013, and through the period ended  September 10, 2014, neither the Company nor anyone on its behalf have consulted with KPMG on the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v).

The Company has provided Deloitte with a copy of these disclosures prior to the filing hereof and has requested that Deloitte furnish to the Company a letter addressed to the Securities and Exchange Commission stating whether Deloitte agrees with the statements made by the Company in this item. Deloitte has furnished such letter, which letter is filed as Exhibit 15.1 hereto as required by Item 16F(a)(3) of Form 20-F.

ITEM 16G.   CORPORATE GOVERNANCE

Pursuant to an exception available to foreign private issuers, we, as a Marshall Islands company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. Pursuant to Section 303A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. These differences are set forth below.

Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Marshall Islands law and our amended and restated bylaws, three members of our Board of Directors are independent as determined by our Board of Directors.
Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Exchange Act, our audit committee will consist of at least one independent (as defined in Rule 10A-3) members of our Board of Directors. Pursuant to our audit committee charter, the audit committee will confer with our independent registered public accounting firm and will review, evaluate and advise the Board of Directors concerning the adequacy of our accounting systems, our financial reporting practices, the maintenance of our books and records and our internal controls. In addition, the audit committee will review the scope of the audit of our financial statements and results thereof.
Compensation Committee and Nominating/Corporate Governance Committee As permitted under Marshall Islands law, we do not currently have a compensation committee or nominating or corporate governance committee.
Executive Sessions. As permitted under Marshall Islands law and our amended and restated bylaws our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Corporate Governance Guidelines. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

ITEM 16H.   MINE SAFETY DISCLOSURE

Not applicable.

PART III
ITEM 17.        FINANCIAL STATEMENTS

See Item 18.

ITEM 18.        FINANCIAL STATEMENTS

The financial statements beginning on page F-1 through F-23 together with the respective reports of the Independent Registered Public Accounting firms therefore, are filed as a part of this annual report

ITEM 19.        EXHIBITS

1.1	Amended and Restated Articles of Incorporation of the Company (1)

1.2	Amended and Restated Bylaws of the Company(1)

4.1	Form of Common Share Certificate(1)

4.2	Common Stock Purchase Warrant(1)

4.3
$60 million revolving credit facility by and among the Company, DNB Bank ASA, as arranger, security agent and agent, lender and swap bank, and Skandinaviska Enskilda Banken AB (publ), as arranger, lender and swap bank, dated December 19, 2013(1)

4.4	Memorandum of Agreement for Hull No. 303 by and among the Company and Blue Ship Invest AS dated February 12, 2014(1)

4.5	Memorandum of Agreement for Hull No. 304 by and among the Company and Blue Ship Invest AS dated February 12, 2014(1)

4.6	Management Agreement by and among the Company and Scandic American Shipping Ltd., dated January 1, 2014(1)

8.1	Subsidiaries of the Company

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Letter of Deloitte AS, dated March 27, 2015, regarding change in the Company's certifying accountant.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document
(1) Incorporated by reference to the Company's Registration Statement on Form F-1, which was declared effective by the SEC on  June 11, 2014 (File No. 333-194612).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN OFFSHORE LTD

/s/Herbjørn Hansson	March 27, 2015
Name: Herbjørn Hansson
Title: Executive Chairman

NORDIC AMERICAN OFFSHORE LTD

TABLE OF CONTENTS
_________________________________________________________________________________

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

FINANCIAL STATEMENTS:

Consolidated Statements of Operations for the year ended December 31, 2014 and for the period from October 17, 2013 (inception) to December 31, 2013	F-3

Consolidated Balance Sheets as of December 31, 2014 and 2013	F-4

Consolidated Statements of Shareholders' Equity for the year ended December 31, 2014 and for the period from October 17, 2013 (inception) to December 31, 2013	F-5

Consolidated Statements of Cash Flows for the year ended December 31, 2014 and for the period from October 17, 2013 (inception) to December 31, 2013	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Nordic American Offshore Ltd.:
We have audited the accompanying consolidated balance sheets of Nordic American Offshore Ltd. and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2014 and the period from October 17, 2013 (inception) to December 31, 2013.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nordic American Offshore Ltd. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the year ended December 31, 2014 and the period from October 17, 2013 (inception) to December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG AS
Oslo, Norway
 March 27, 2015

Nordic American Offshore LTD
Consolidated Statements of Operations for the Year Ended December 31, 2014 and for the period from October 17, 2013 (inception) to December 31, 2013

All figures in USD '000, except share and per share amount	Year ended December 31,	From Inception, October 17 to December 31,
	2014	2013
Charter Revenues	52,789	1,280
Charter Costs	(1,281)	(108)
Vessel Operating Costs	(23,038)	(686)
General and Administrative Costs	(5,815)	(482)
Depreciation Costs	(11,393)	(262)
Net Operating Income (Loss)	11,262	(258)
Interest Income	258	138
Interest Costs	(1,044)	-
Other Financial Income (Costs)	(2,333)	50
Total Other Income (Costs)	(3,119)	188
Income before income taxes	8,143	(70)
Income Tax	(1,212)	-
Net Income (Loss) and Comprehensive Income (Loss)	6,931	(70)

Basic Earnings (Loss) per Share	0.34	(0.01)
Diluted Earnings (Loss) per Share	0.34	(0.01)
Basic Weighted Average Number of Common Shares Outstanding	20,314,530	8,772,166
Diluted Weighted Average Number of Common Shares Outstanding	20,350,404	8,772,166
Cash dividend declared per common share	1.35	-

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD
Consolidated Balance Sheets as of December 31, 2014 and 2013
All figures in USD '000, except share and per share amount

	As of December 31,
	2014	2013
ASSETS
Current Assets
Cash and Cash Equivalents	46,398	109,819
Accounts Receivable, net	3,103	1,160
Prepaid Expenses	350	191
Inventory	235	319
Other Current Assets	1,657	516
Total Current Assets	51,743	112,005

Non-Current Assets
Vessels, net	255,043	132,765
Deposit on Contracts for vessels	15,176	-
Other Non-Current Assets	459	612
Total Non-Current Assets	270,678	133,377
Total Assets	322,421	245,382

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts Payable	882	646
Accounts Payable, related party	673	576
Accrued Liabilities	424	839
Taxes Payable	1,212	-
Total Current Liabilities	3,191	2,061

Total Non-Current Liabilities	-	-
Commitments and Contingencies

Shareholders' Equity
Preferred shares, par value $0.01 per Share, 50,000,000 and 50,000,000 shares authorized, none issued at December 31, 2014 and December 31, 2013 respectively	-	-
Common shares, par value $0.01 per Share; 200,000,000 and 200,000,000 shares authorized, 23,431,370 and 16,666,666 shares issued and outstanding at December 31, 2014 and December 31, 2013 respectively	234	167
Additional Paid-In Capital	318,996	243,224
Retained Earnings (Accumulated Deficit)	-	(70)
Total Shareholders' Equity	319,230	243,321
Total Liabilities and Shareholders' Equity	322,421	245,382
The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD Consolidated Statements of Shareholders' Equity for the Year Ended December 31, 2014 and the Period From October 17, 2013 (Inception) to December 31, 2013

All figures in USD '000, except number of shares	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance at October 17, 2013 (Inception)	-	-	-	-	-
Establishment, Marshall Islands	500	-	0.5	-	0.5
Private Placement, net of $6.6 million issuance cost	16,666,666	167	243,224	-	243,391
Elimination of repurchased shares	(500)	-	(0.5)	-	(0.5)
Net Loss	-	-	-	(70)	(70)
Balance at December 31, 2013	16,666,666	167	243,224	(70)	243,321
Common Shares Issued, net of $1.1 million issuance cost	6,764,704	67	100,132	-	100,199
Dividends distributed			(24,360)	(6,861)	(31,221)
Net Income				6,931	6,931
Balance at December 31, 2014	23,431,370	234	318,996	-	319,230

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD Consolidated Statements of Cash Flows for the Years Ended December 31, 2014 and for the period from October 17, 2013 (inception) to December 31, 2013

All figures in USD '000	Year ended December 31,	From Inception October 17, to December 31,
	2014	2013
Cash Flows from Operating Activities
Net Income (Loss)	6,931	(70)
Reconciliation of Net Income (Loss) to Net Cash Provided by (used in) Operating Activities
Depreciation Costs	11,393	262
Amortization of Deferred Financing Costs	153	-
Overhaul of Engines Costs	(392)	-
Interest on time deposit	(68)	-
Foreign currency loss	430	-
Changes in Operating Assets and Liabilities
Accounts Receivable	(1,943)	(1,160)
Inventory	84	(319)
Prepaid and Other Current Assets	(1,300)	(554)
Accounts Payable, Accrued Liabilities and Taxes Payable	1,798	720
Accounts Payable, Related Party	97	576
Net Cash Provided by (Used in) Operating Activities	17,183	(545)
Cash Flows from Investing Activities
Investment in Vessels	(133,279)	(133,027)
Deposit on Contracts paid	(15,176)	-
Cash placement in time deposit	(45,000)	-
Cash proceeds from time deposit	45,068	-
Net Cash Used in Investing Activities	(148,387)	(133,027)
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	100,199	243,391
Proceeds from Use of Credit Facility	40,000	-
Repayments on Credit Facility	(40,000)	-
Credit Facility Costs	(765)	-
Dividends Paid	(31,221)	-
Net Cash Provided by Financing Activities	68,213	243,391
Net (Decrease)/Increase in Cash and Cash Equivalents	(62,991)	109,819

Cash and Cash Equivalents at Beginning of Period	109,819	-
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(430)	-
Cash and Cash Equivalents at the End of Period	46,398	109,819

Cash Paid for Interest	832	-
Cash Paid for Tax	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN OFFSHORE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in USD '000 except where noted)

1.	NATURE OF BUSINESS

Formation
Nordic American Offshore Ltd ("NAO" or "The Company") was formed on October 17, 2013, under the laws of The Marshall Islands. As of December 31, 2014 the Company consists of NAO and the subsidiaries Nordic American Offshore (UK) Ltd, incorporated in the United Kingdom, and Blue Power Ltd, incorporated on the Island of Bermuda.

On November 22, 2013, the Company completed a private placement of 16,666,666 common shares, issued at $15 per share, and was listed on the Norwegian Over the Counter ("OTC") Market on November 27, 2013, under the symbol "NAO".

On June 12, 2014, the Company was successfully listed on the New York Stock Exchange ("NYSE"), under the Symbol "NAO". After the listing on NYSE shares traded on the OTC were transferred to NYSE, and trade on the OTC discontinued.

The Company owns and operates Platform Supply Vessels ("PSV") in the North Sea.

The Company's Fleet
The Company's fleet consists of six PSVs in operation, and four to be delivered in 2015.

Vessel Name	Yard	Year Built	Delivered to NAO (Expected delivery to NAO)
NAO Fighter	Ulstein	2012	January 2014
Blue Prosper*	Ulstein	2012	January 2014
Blue Power*	Ulstein	2013	January 2014
NAO Thunder	Ulstein	2013	December 2013
NAO Guardian	Ulstein	2013	December 2013
NAO Protector	Ulstein	2013	December 2013
NAO Storm	Ulstein	2014	January 2015
Blue Viking*	Ulstein	2014	January 2015
NAO Horizon	Vard		Third quarter 2015
NAO Galaxy	Vard		Third quarter 2015
* To be renamed to NAO Prosper, NAO Power and NAO Viking

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

Principles of Consolidation: Entities in which NAO has controlling financial interest are consolidated. Subsidiaries are consolidated from the date on which control is obtained. The subsidiaries' accounting policies are in conformity with U.S. GAAP. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates: Preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The effects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

Functional Currency and Foreign Currency Translation: The Company determined its functional currency to be the United States ("U.S.") dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transactions. For the year ended December 31, 2014 and period from October 17, 2013 to December 31, 2013 a total exchange loss of $2.3 million and $0.0 million, respectively, is included in Other Financial Income (Loss).

Revenue Recognition: Revenue is generated from time and spot charters and is recognized as services are performed based on contractual daily charter rates and when collectability is reasonable assured.

Vessel Operating Costs: Vessel operating expenses include crewing, repair and maintenance, insurance, stores, lubricants, management fee, communication expenses and tonnage tax. These expenses are recognized when incurred.

Cash and Cash equivalents: Cash Equivalents consist of highly liquid investments such as time deposits with an original maturity at acquisition of three months or less.

Accounts Receivable: Accounts, and other, receivables are presented net of allowance for doubtful balances. If balances are determined uncollectable, after all means of collections have been exhausted and the potential for recovery is considered to be remote, they are charged against the allowance for doubtful balances. As of December 31, 2014 and December 31, 2013, the Company has not made any allowance for doubtful balances.

Inventories: Inventories, which comprise bunker fuel and lubrication oil, are stated at the lower of cost or market, which is determined on a first-in, first-out ("FIFO") basis. Bunker fuel onboard at the time of delivery to a charterer is purchased by the charterer, and re-purchased by the Company at the time of re-delivery.

Accounting for Acquisitions of vessels: The Company performed an analysis of the acquisition of the six PSVs considering the guidance in ASC Topic 805, Business Combinations ("ASC 805"). ASC 805 defines a business as "An integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants". Furthermore subtopic ASC 805-10-55 provides implementation guidance to identify what constitutes a business. The Company considered each element of a business described in the guidance (i.e. inputs, processes and outputs). A PSV is considered to be an input that is an economic resource in the form of a long-lived asset that has the ability to create outputs when processes are applied to it in the form of strategic, operational and resource management processes. The Company did not identify any processes that were transferred from the seller with the vessels, and therefore has accounted for all historical PSV acquisitions as asset acquisitions.

Vessels, net: Vessels and equipment are stated at historical costs, less accumulated depreciation which is provided by the straight line method over their estimated useful life of 25 years. Interest is capitalized in connection with the construction of vessels. The capitalized interest is included as part of the asset to which it relates and depreciated over the asset's estimated useful life.

Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessel. Repairs and maintenance are expensed as incurred. The vessels estimated residual values and useful life are reviewed when there has been a change in circumstances that indicate the original estimate may no longer be appropriate. Residual values are estimated at approximately $1.5 million for each vessel in the fleet at December 31, 2014.

Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value, less cost to sell (calculated based on estimated discounted operating cashflow). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily charter rate for the remaining operating days. The Company estimates the daily charter rate for the remaining operating days based on the historical average for similar vessels and utilizing available market data for current charter rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and engine overhaul expenditures). If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value, less cost to sell. Fair market value is calculated based on estimated discounted operating cashflow from use.

Drydocking and engine overhaul: The Company's vessels are required to be drydocked approximately every 60 months, and to have engines overhauled after 12,000 running hours, or approximately 2.5 years. The Company will capitalize a substantial portion of the costs incurred during drydocking and overhaul, and amortize those costs on a straight line basis from the completion of a drydocking, intermediate survey or overhaul to the estimated completion of the next drydocking or overhaul. For newly acquired vessels an estimate of $200,000 and $365,000 for drydock cost and overhaul costs respectively has been allocated from the purchase price. Drydocking is depreciated over five years, and engine overhauls are depreciated based on the number of running hours within the reporting period according to the built in overhaul method.

Other Comprehensive Income (Loss): The Company follows the guidance in ASC Topic 220, Comprehensive Income which requires separate presentation of certain transactions that are recorded directly as components of shareholders' equity.

Geographical segments: The Company has not presented segment information as they consider they operate in one reportable segment, the offshore support vessel market, where all vessels currently operate in the North Sea.

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments.

Income Taxes: The Company is incorporated in the Marshall Islands, which under current legislation does not impose corporate income taxes.  As such, the statutory rate applicable to consolidated corporate earnings is 0%.  However, certain foreign consolidated subsidiaries may be subject to corporate income taxes in their jurisdictions, prior to entering into an applicable tonnage tax regime.  On March 10, 2014, the Company's vessels were accepted into the UK Tonnage Tax regime.  The Company incurred a one-time non-refundable tax charge in Norway of $0.7 million and the United Kingdom of $0.5 million for a period of operation in 2014, resulting from a probable permanent establishment in the respective countries. The estimated tax is based on revenues generated and expenses incurred for the vessels for the respective period prior to entering the UK Tonnage Tax regime, and a tax rate of 27 % in Norway and 21 % in the United Kingdom.  This tax charge is deemed to be an uncertain tax position which has been provided for in full. The tonnage tax incurred subsequent to entering the UK Tonnage Tax regime is considered to be immaterial.

Deferred Financing Costs: Financing costs, including fees, commissions and legal expenses, which are recorded as "Other Non-Current Assets" and "Other Current Assets" on the Balance Sheet are deferred and amortized on a straight-line basis over the term of the arrangement. Applying the straight-line basis is not materially different from the effective interest method.

Warrants Issued as Compensation: The fair value of the warrants has been determined based on the Black-Scholes valuation model with the significant non-observable input being the volatility in the stock and the probability of increase in the volume weighted average price, or VWAP. The volatility has been determined by analyzing nine comparative companies in the PSV segment over a period of ten years. The probability of meeting the exercise requirements presented in Note 8, including the number of business days and trading volume, has been qualitatively assessed by management. In addition to using the Black-Scholes valuation model, a dilution adjustment factor has been applied.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivables. The Company's cash is primarily held in major banks and financial institutions in Norway and the United Kingdom and typically insured up to a set amount. Accordingly, the Company believes the risk of any potential loss on deposits held in these institutions is minimal. Concentrations of credit risk relative to accounts receivable are limited to our client base in the energy industry that may be affected by changes in economic or other external conditions. The Company does not require collateral for its accounts receivable. The fair value of the financial instruments approximates the net book value.

For the year ended December 31, 2014, three charterers accounted for 99% of the total revenues, with 47%, 35% and 17% respectively.

For the year ended December 31, 2014, three charterers accounted for 88% of the outstanding accounts receivable, with 50%, 24% and 14 % respectively.

For the year ended December 31, 2013, one charterer accounted for all our revenues and all outstanding accounts receivable.

Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Costumers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. The ASU will be effective for the first interim period beginning after December 15, 2016 and early adoption is not permitted. The Company is in the process of evaluating the impact of this standard, if any, on its consolidated statements and related disclosures.
In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance regarding management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The standard is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company is not planning to early adopt, and the adoption is not expected to have material impact on the consolidated financial statements.

3.	RELATED PARTY TRANSACTIONS

Nordic American Tankers Limited:

On November 18, 2013, Nordic American Tankers Limited ("NAT") purchased 4,333,566 common shares for $65.0 million as part of the Private Placement, on the same terms as other shareholders, making NAT the largest shareholder at the time with an ownership of 26%.

NAT assisted the Company in the Private Placement. As compensation the Company issued warrants, valued at $0.9 million, and agreed to pay a success fee of $1.5 million contingent on stock listing of the Company at the New York Stock Exchange. The success fee was charged to General and Administrative Costs in the statement of operations for the year ended December 31, 2014.

For further information on the warrants, please see Note 8.

After the public offering in June 2014, the distribution of a dividend in-kind in NAO shares by NAT, and subsequent purchase of NAO shares in the market, NAT's ownership is 19.2% as of December 31, 2014.

The Company has a Management Agreement with Scandic American Shipping Ltd ("The Manager"). The Manager is wholly owned by NAT. The Manager has the daily administrative responsibility for the Company. Requirements to the Manager on certain aspects of the day-to-day operation are subject to the Company's objectives and policies as established by the Board of Directors.

For its services under the Management Agreement, the Manager received a total compensation of $150,000 for 2014, and all direct costs related to the Company are reimbursed. For the year ended December 31, 2014 and period from October 17, 2013 to December 31, 2013, the Company recognized an aggregate of $2.2 million and $0.3 million, respectively, for such costs incurred which was included in the General and Administrative cost.

In 2014 the Company entered into an agreement with an immediate family member of its Executive Chairman for the use of an asset owned by him for corporate and marketing activities.  The Company pays an annual fee for this agreement and fees associated with actual use. The cost of this arrangement for the year ended December 31, 2014 was $0.1 million, which is included in General and Administrative costs.  No amounts were due to the related party as of December 31, 2014.

4.	VESSELS

Vessels, net consist of the carrying value of six vessels, including drydocking and engine overhaul costs.

All Figures in USD '000	2014	2013
Vessels	263,705	131,508
Drydocking	1,200	600
Engine Overhaul	1,793	919
Total	266,698	133,027
Less Accumulated Depreciation	11,655	262
Vessels, net	255,043	132,765

In addition to vessels delivered in 2013 and 2014 the Company has paid $15.2 million in deposits on vessels scheduled to be delivered in 2015. Two of the vessels, the NAO Viking and NAO Storm, were delivered on January 26, 2015, and acquired for $35.8 million per vessel. The Company has paid 7.5 % of the contract fees for the two vessels to be delivered in the third quarter of 2015, the remaining purchase price will be paid with 2.5% at launching and the remaining 90 % at delivery and acceptance. The expected total acquisition price, based on the exchange rate at December 31, 2014, is approximately $35.2 million per vessel.

Impairment of vessels
For the year ended December 31, 2014 the Company performed impairment tests of the vessels. Impairment tests performed did not result in carrying value for any of the Company's vessels exceeding future undiscounted cash flows. No impairment indicators were identified in 2013.

5.	LONG TERM DEBT

Credit Facility:
On December 19, 2013, the Company entered into a $60.0 million revolving credit facility ("Credit Facility") with a syndicate of lenders in order to secure available liquidity for general corporate purposes. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin. and the Company pays a commitment fee on any undrawn amounts. The credit facility matures in December 2018.

Borrowings under the Credit Facility are currently secured by first priority mortgages on four of the Company's vessels and assignments of earnings and insurance. Under the Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum value adjusted amount of equity (ii) a minimum value adjusted equity ratio (iii) a minimum level of liquidity (iv) a positive working capital. The Credit Facility also includes customary events of default, including non-payment, breach of covenants, insolvency, cross defaults and material adverse change. The Company is permitted to pay dividends in accordance with its dividend policy so long as it is not in default.

In connection with the establishment of the Credit Facility the Company incurred $765,000 in deferred financing cost that was included in Accrued Liabilities as of December 31, 2013, due to subsequent payment in 2014.

At the end of 2014 and 2013 the Company had $0.0 million drawn, and $60.0 million available under its Credit Facility arrangement.

The Company was in compliance with its loan covenants as of December 31, 2013 and December 31, 2014.

In March 2015 the Company expanded its 2013 Credit Facility from $60.0 million to $150.0 million. The new maturity of the credit facility is March 2020.

6.	INTEREST COSTS

Interest costs consist of interest expense on the long-term debt, the commitment fee and amortization of the deferred financing cost related to the Credit Facility described in Note 5.

All amounts in USD '000	2014	2013
Interest Costs, net of capitalized interest	407	-
Commitment Fee	484	-
Amortization of Deferred Financing Cost	153	-
Total interest costs	1,044	-

For the year ended December 31, 2014, $0.1 million of interest costs was capitalized.

7.	EARNINGS (LOSS) PER SHARE

Basic earnings per share ("EPS") are calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS are calculated by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding during the period.

All figures in USD	2014	2013
Numerator
Net Income (Loss)	6,931	(70)
Denominator
Basic - Weighted Average Common Shares Outstanding	20,314,530	8,772,166
Dilutive effect of Warrants issued	35,874	-
Dilutive - Weighted Average Common Shares Outstanding	20,350,404	8,772,166
Income (Loss) per Common Share
Basic	0.34	(0.01)
Dilutive	0.34	(0.01)

8.	SHAREHOLDERS' EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

All figures in USD '000, except number of shares	Authorized shares	Issued and Outstanding Shares	Common Shares
Incorporation of Company, October 17, 2013	1,000	500	-
Increased Authorized Share Capital	249,999,000	-	-
Common Shares Issued	-	16,666,666	167
Repurchase and Cancellation of Shares	-	(500)	-
Balance, December 31, 2013	250,000,000	16,666,666	167
Common Shares Issued	-	6,764,704	67
Balance, December 31, 2014	250,000,000	23,431,370	234

The Company was formed on October 17, 2013 under the laws of The Republic of the Marshall Islands, with 1,000 common shares authorized and 500 common shares issued.

On November 21, 2013, the Company increased its authorized share capital from 1,000 common shares to 200,000,000 common shares, par value $0.01 per share and 50,000,000 preferred shares, par value $0.01 per share.

On November 22, 2013 the Company issued 16,666,666 common shares in connection with the private placement that was completed on November 27, 2013 and raised $250.0 million gross proceeds, and $243.4 million net after fees and expenses.

As part of the Private Placement, the Company issued a warrant to NAT exercisable for up to 833,333 of our common shares with an exercise price of $15.00 per common share. The purchase rights represented by the warrant become exercisable in 20% increments at each 10% increase in the VWAP, of our common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2.0 million. The warrant matures on December 31, 2015. In the event of subsequent equity sales at an effective price per share less than the then current exercise price, the exercise price will be reduced to equal such price and the number of warrant shares will be increased such that the aggregate exercise price, after taking into account the decrease in exercise price, will equal the aggregate exercise price prior to such adjustment. In addition, the Company may reduce the then current exercise price at any time as deemed appropriate by the Company's board of directors.

The warrants were classified as a share-based compensation transaction with non-employees. The performance obligation was met upon completion of the Private Placement, and the fair value of the warrants was recognized in equity in accordance with subtopic ASC 505-50. The warrants were issued as payment for the services provided by NAT in relation to the Private Placement; accordingly this is deducted from the equity as an issuance cost. The net impact on equity is accordingly $0.

In 2014 the requirements for two of the increments related to the warrants were met making 333,333 warrants exercisable, at an exercise price of $13.82. As of December 31, 2014 the warrants are not in the money, and have not been exercised.

9.	LEGAL PROCEEDINGS AND CLAIMS

The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.

No claims have been filed against the Company as of December 31, 2014.

10.	SUBSEQUENT EVENTS

On January 7, 2015, the Company declared a cash dividend of $0.45 per share with respect of the results for the fourth quarter of 2014, which was paid on February 5, 2015.

On January 26, 2015, the Company took delivery of NAO Viking and NAO Storm, increasing its fleet to eight operative vessels.

On March 16, 2015, the Company expanded its 2013 Credit Facility to $150 million from $60 million. The new maturity of the credit facility is March 2020.