Form 20-F
period 2015-12-31
NORDIC AMERICAN OFFSHORE LTD.
filed 2016-03-23
CIK 1597659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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
Hamilton HM HX
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

As of December 31, 2015, there were 22,560,531 shares outstanding of the Registrant's common stock, $0.01 par value per share.

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

☒ Yes	☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See the definitions of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer (Do not check if a smaller reporting company) ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

☐	Item 17

☐	Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

TABLE OF CONTENTS

PART I		7
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3.	KEY INFORMATION	7
	A. Selected Financial Data	8
	B. Capitalization and Indebtedness	8
	C. Reasons for the offer and use of Proceeds	8
	D. Risk Factors	8
ITEM 4.	INFORMATION ON THE COMPANY	18
	A. History and Development of the Company	18
	B. Business Overview	18
	C. Organizational Structure	26
	D. Property, Plants and Equipment	27
ITEM 4A.	UNRESOLVED STAFF COMMENTS	27
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27
	A. Operating Results	27
	B. Liquidity and Capital Resources	29
	C. Research and Development, Patents and Licenses, etc.	30
	D. Trend Information	31
	E. Off Balance Sheet Arrangements	31
	F. Tabular Disclosure of Contractual Obligations	31
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	34
	A. Directors and Senior Management	34
	B. Compensation	36
	C. Board Practices	36
	D. Employees	37
	E. Share Ownership	37
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	37
	A. Major Shareholders	37
	B. Related Party Transactions	38
	C. Interest of Experts and Counsel	38
ITEM 8.	FINANCIAL INFORMATION	39
	A. Consolidated Statements and other Financial Information	39
	B. Significant Changes	39
ITEM 9.	THE OFFER AND LISTING	39
ITEM 10.	ADDITIONAL INFORMATION	41
	A. Share Capital	41
	B. Memorandum and Articles of Association	41
	C. Material Contracts	46
	D. Exchange Controls	46
	E. Taxation	47

	F. Dividends and Paying Agents	50
	G. Statement by Experts	50
	H. Documents on Display	50
	I. Subsidiary Information	51
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	51
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	51
PART II		52
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	52
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	52
ITEM 15.	CONTROLS AND PROCEDURES	52
	A. Disclosure Controls and Procedures	52
	B. Management's annual report on internal control over financial reporting	52
	C. Attestation report of the registered public accounting firm	52
	D. Changes in internal control over financial reporting	53
ITEM 16.	RESERVED	53
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	53
ITEM 16B.	CODE OF ETHICS	53
ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES	53
	A. Audit Fees	53
	B. Audit-Related Fees	53
	C. Tax Fees	53
	D. All Other Fees	53
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	54
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS	54
ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	54
ITEM 16G.	CORPORATE GOVERNANCE	54
ITEM 16H.	MINE SAFETY DISCLOSURE	55
PART III		55
ITEM 17.	FINANCIAL STATEMENTS	55
ITEM 18.	FINANCIAL STATEMENTS	55
ITEM 19.	EXHIBITS	55

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

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in petroleum production levels set by the Organization of the Petroleum Exporting Countries, or OPEC, and worldwide oil consumption and storage, changes in our operating costs, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, failure on the part of a seller to complete a sale of a vessel to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

PART I

ITEM 1.                          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.                          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

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

A. Selected Financial Data

The following selected historical financial information should be read in conjunction with our audited financial statements and related notes, which are included herein, together with Item 5. Operating and Financial Review and Prospects.  The statement of operations data for the periods ended December 31, 2015, 2014 and 2013 and the selected balance sheet data as of December 31, 2015, 2014 and 2013 have been derived from our audited financial statements included elsewhere in this document. The operations data for the period ended December 31, 2013 covers the period from October 17, 2013 (inception) until December 31, 2013.

SELECTED CONSOLIDATED FINANCIAL DATA All figures in thousands of USD except share data	Year ended December 31,		From October 17, 2013 to December 31,
	2015	2014	2013
Charter Revenues	36,372	52,789	1,280
Charter Costs	(1,523)	(1,281)	(108)
Vessel Operating Costs	(24,580)	(23,038)	(686)
General and Administrative Costs	(4,261)	(5,815)	(482)
Depreciation Costs	(14,379)	(11,393)	(262)
Net Operating (Loss) Income	(8,372)	11,262	(258)

Interest Income	34	258	138
Interest Costs	(1,807)	(1,044)	-
Other Financial (Costs) Income	(699)	(2,333)	50
Total Other (Costs) Income	(2,472)	(3,119)	188
Income Tax	-	(1,212)	-
Net (Loss) Income	(10,844)	6,931	(70)

Basic (Loss) Earnings per Share	(0.47)	0.34	(0.01)
Diluted (Loss) Earnings per Share	(0.47)	0.34	(0.01)
Cash Dividends Declared per Share	0.94	1.35	-
Basic Weighted Average Shares Outstanding	23,203,142	20,314,530	8,772,166
Diluted Weighted Average Shares Outstanding	23,203,142	20,350,404	8,772,166
Market Price per Common Share as of December 31,	5.27	12.28	NA

Other Financial Data:
Net Cash Provided (Used in) Operating Activities	5,987	17,183	(545)
Dividends Paid	(21,922)	(31,221)	-

Selected Balance Sheet Data (at period end):
Cash and Cash Equivalents	5,339	46,398	109,819
Total Assets	337,367	322,421	245,382
Total Long-Term Debt	47,000	-	-
Common Stock	234	234	167
Total Shareholders' Equity	280,857	319,230	243,321

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

The level of offshore exploration, development and production activity have historically been characterized by volatility. The oil and gas drilling industry is cyclical, and the industry has entered into a down cycle. Crude oil prices have fallen during the past year. The price of Brent crude has fallen from over $100 per barrel in March 2014, to approximately $40 per barrel as of March 22, 2016. In response to the recent decrease in the prices of oil and gas, budgeted expenditures for offshore drilling have decreased. A decline in exploration and development of offshore areas may result in a decline in the demand for our offshore marine services. Also, a current risk on the demand side is the reaction of the oil companies to the current high cost level for exploration and production and the low price of oil and natural gas. Oil companies are holding back new contracts for drilling rigs and this may eventually lead to reduced utilization of the rig fleet and platform supply vessels, or PSVs. In addition, there is a risk that the worldwide PSV fleet will increase more than the demand for such vessels. Any such decrease in activity or increase in worldwide fleet growth that surpasses demand is likely to reduce our day rates and our utilization rates and, therefore, could have a material effect on our financial condition and results of operations.

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
In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred.  We procure insurance for the vessels in our fleet against those risks that we believe the shipping industry commonly insures against.  This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurance, and war risk insurance.  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per such occurrence.
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
The operations of our fleet may be subject to seasonal factors dependent upon which region of the world we are operating our PSVs.  Since inception our vessels have operated only in the North Sea, however, if the terms and conditions for operations in other regions are more favorable, we might fix contracts for our vessels in other markets.
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

The world economy continues to face a number of challenges, including turmoil and hostilities in the Middle East and other geographic areas and continuing economic weakness in the European Union and the Asia Pacific Region. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services.

The European Union continues to experience relatively slow growth. Since the beginning of the financial crisis in 2008, the credit markets in Europe have experienced significant contraction, deleveraging and reduced liquidity. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile. Lending by financial institutions worldwide remains at lower levels compared to the period prior to 2008.

Lower growth rates in the Asia Pacific region, especially in China, may exacerbate the effect on us of the continued slowdown in the rest of the world. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on the demand for oil and its demand for offshore services. The growth rate of China's GDP for the year ended December 31, 2015 is estimated to be approximately 6.9%, the slowest growth rate in twenty-five years.

The state of global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms, which may hinder or prevent us from expanding our business.

As a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms.  In addition, these difficulties may adversely affect the financial institutions that provide us with our original $60.0 million revolving credit facility, or our Credit Facility, which on March 16, 2015, was increased to $150.0 million, and may impair their ability to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations.  As of December 31, 2015, we had drawn down an aggregate of $47.0 million under the Credit Facility. A further $15 million was drawn down in February 2016.

The inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. Potential adverse developments in the outlook for European countries could reduce the overall demand for oil and gas and for our services. Market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

We are subject to laws and regulations, which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels.  These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and treaties and conventions of the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the SOLAS Convention and the International Convention on Load Lines of 1966.  These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.  A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault.  Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States.  Furthermore, the 2010 explosion of the Deepwater Horizon well and the subsequent release of oil into the Gulf of Mexico, or other similar events, may result in further regulation of the shipping and offshore industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.  An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages.
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
The operation of our vessels is affected by the requirements set forth in the International Safety Management Code, or the ISM Code, promulgated by the IMO under the safety of life at sea, or SOLAS, Convention.  The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies.  In addition, vessel classification societies impose significant safety and other requirements on our vessels.
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

Continuing conflicts in the Middle East and North Africa, and the presence of the United States and other armed forces in several countries, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all.
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
Our vessels are employed either on time charters with firm commitment periods or in the spot market.  As of the date of this annual report, one of our PSVs is on a time charter that is scheduled to expire in April 2016.  Our ability to renew expiring charters or obtain new charters will depend on the prevailing market conditions at the time.  Additionally, we employ, and expect to continue to employ, some of our vessels in the spot charter market, exposing us to fluctuations in the spot charter rates.  The spot charter market may fluctuate significantly based upon PSV supply and demand.  The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties, such as our vessel charterers, to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into, and may enter into in the future, various contracts, including charter agreements, shipbuilding contracts and credit facilities.  Such agreements subject us to counterparty risks.  The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, prevailing charter rates, and various expenses.  For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us.  In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates.  As a result, charterers and customers may seek to terminate or to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts.  Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our Credit Facility.
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

Our Credit Facility is advanced at a floating rate based on LIBOR. Any volatility in the LIBOR rate will affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our earnings and cash flow.

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows.

We currently have two newbuilding PSVs under construction at Vard Aukra shipyard in Norway with expected delivery dates in April and June of 2016. Vessel construction projects are subject to the risk of delay or default by the shipyard caused by, among other things, unforeseen quality or engineering problems, work stoppages or other labor disturbances at the shipyard, bankruptcy of or other financial crisis involving the shipyard, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, political, social or economic disturbances. Failure to construct or deliver the ship by the shipyard or any significant delays could delay the implementation of increase our expenses and diminish our net income and cash flows.

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
Borrowing under credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future.  Amounts borrowed under our Credit Facility will bear interest at variable rates.  Increases in prevailing interest rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease.  We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the offshore supply vessel industry.  If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:
•	seeking to raise additional capital;
•	refinancing or restructuring our debt;
•	selling our PSVs; or
•	reducing or delaying capital investments.
However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations.
Our Credit Facility contains, and other debt agreements we may enter into in the future may contain, covenants which limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.
Our Credit Facility imposes, and debt agreements we may enter into in the future may contain, operating and financial restrictions on us.  These restrictions limit our ability, or the ability of our subsidiaries party thereto to:
•	pay dividends and make capital expenditures if we do not repay amounts due under our debt agreements or if there is another default under our debt agreements;
•	incur additional indebtedness, including the issuance of guarantees;
•	create liens on our assets;
•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to certain vessels;
•	sell our vessels;
•	merge or consolidate with, or transfer all or substantially all of our assets to, another person; or
•	enter into a new line of business.

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
In addition, our Credit Facility requires, and debt agreements we may enter into in the future may require, us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet.  Should our charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants.  Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants.  We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so.  A breach of any of the covenants in, or our inability to maintain the required financial ratios under our debt agreements would prevent us from borrowing additional money under debt agreements and could result in a default under our Credit Facility or future debt agreements into which we may enter.  If a default occurs under our Credit Facility or any debt agreement which we may enter into in the future, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.
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

ITEM 4.                          INFORMATION ON THE COMPANY
A. History and Development of the Company

Nordic American Offshore Ltd. was formed on October 17, 2013 under the laws of the Republic of the Marshall Islands. We maintain our principal offices at Canon's Court, 22 Victoria Street, Hamilton HM HX Bermuda. Our telephone number at such address is (441) 298-3535. We are an international company formed for the purpose of acquiring and operating platform supply vessels, or PSVs, and currently own and operate eight vessels and have two newbuildings under construction at Norwegian-based Vard Aukra shipyard, owned by VARD Group AS, or Vard, with expected delivery dates in April and June of 2016.

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
In May 2014, we agreed to purchase two additional newbuilding PSVs from Vard which we expect to be delivered to us during the second quarter of 2016.
In June 2014, we completed our underwritten initial public offering in the United States, or our IPO, of 6,764,704 common shares, including the full exercise of the underwriters' option to purchase 882,352 additional common shares, at $16.00 per share and our common shares commenced trading on the New York Stock Exchange, or NYSE, under the symbol "NAO."  The net proceeds we received were used to finance a portion of the purchase price of the newbuilds in our fleet.
In July 2014, we completed our offer to exchange unregistered common shares that were previously issued in Norwegian equity private placements (other than the common shares owned by affiliates of us) for common shares that were registered under the Securities Act of 1933, as amended, or the Securities Act, which we refer to as the Exchange Offer. Upon completion of the Exchange Offer, holders of 11,478,478 unregistered common shares validly tendered their shares in exchange for such registered common shares, representing a participation rate of 93.5%. NAO delisted NOTC October 14, 2015.
In May 2015, our Board of Directors authorized a share repurchase program under which we may repurchase up to 2.5 million of our common shares. As of the date of this annual report, 1,094,136 shares have been repurchased under the program at an average price of $6.09 per share.
B. Business Overview

We are a platform supply vessel company that owns eight vessels, and have two vessels under construction.
All of our vessels are currently operating in the North Sea in both the term and spot market.

Our Fleet

Our fleet currently consists of ten PSVs, of which two are newbuildings. Our vessels are considered homogenous and interchangeable as they have approximately the same cargo deck area and capacity.

Vessel name	Yard	Year Built	Capacity (dwt)	Cargo Deck Area (sq meters)	Delivered to NAO
NAO Fighter	Ulstein	2012	4200	850	January 2014
NAO Prosper	Ulstein	2012	4200	850	January 2014
NAO Power	Ulstein	2013	4200	850	January 2014
NAO Thunder	Ulstein	2013	4200	850	December 2013
NAO Guardian	Ulstein	2013	4200	850	December 2013
NAO Protector	Ulstein	2013	4200	850	December 2013
NAO Storm	Ulstein	2014	4200	850	January 2015
NAO Viking	Ulstein	2014	4200	850	January 2015
NAO Galaxy	Vard	2016			April, 2016*
NAO Horizon	Vard	2016			June, 2016*

* Expected delivery

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
For services under the management agreement Scandic currently receives a management fee of $200,000 per annum for an eight vessel fleet, and is reimbursed for cost incurred in connection with its services. In addition to costs incurred which are directly attributable to us, we also pay a portion of the operational costs such as salary and office rent among others, incurred by Scandic which is allocated to us. For the year ended December 31, 2015 and December 31, 2014, we paid an aggregate of $2.1 million and $2.2 million, respectively, for such costs incurred.  Scandic is a wholly owned subsidiary of our major shareholder, Nordic American Tankers Limited, or NAT (NYSE: NAT), which is also an entity that is related to our Executive Chairman and director, Mr. Herbjørn Hansson.
Vessel Management
As of December 31, 2015, the ship management firm Remøy Shipping AS, or "Remøy," and V. Ships Limited, or "V. Ships" provides technical management for seven and one of the Company's eight vessels in operation, respectively.

The International Offshore Market
International offshore support services are provided by a variety of companies both public and private. The vessels used vary significantly in size and specification depending on their expected role in supporting offshore drilling and production. Typically the customer is either an oil company or an offshore oil rig operator. Employment of the vessels is categorized either as spot employment, where a vessel is hired anywhere from 24 hours to several weeks and long term contract employment where the customer has the vessel at their disposition for several months or years.

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

The 2015 Offshore Support Vessel Market (Source: Fearnleys)
During 2015 the OSV market has gradually deteriorated for vessel owners. After the oil price started to slide in mid-2014, the exploration and development activity has progressively declined. An equal share of new demand has not replaced completed drilling and field development programs, as new programs have been postponed and/or cancelled.

At the same time, the world wide PSV and AHTS fleet has grown about 5% and 2%, respectively, in 2015. A gradual decline in demand and increase in supply have pushed down day rates and utilization. On average we record about 50 % decline in day rates from January to December. We expect the low day rate level to continue throughout 2016, as subsea backlogs have shrunk by about 30% and drilling rig utilization is set to drop another 40%. As a result of vessel oversupply, 2015 has seen a shift in both charterers and owners behavior. Charterers have had the upper hand in negotiations and have changed strategy from securing assets on speculative long term charters to increasingly chartering vessels on short term and project basis. Rather than declaring optional periods, vessels have been returned to the owner when the firm period expires.

That being said, many vessels have continued working with the same charterer, but on lower day rates and more charter friendly terms. Oil companies have also been active in re-negotiating day rates on running contracts. Day rates have fallen gradually month-by-month over the year, after years at fairly stable levels. On average rates came down 40-50%, in addition to a drastic drop in vessel utilization. Average PSV day rates are down from 20,000-25,000 USD level per day to about 10,000-12,000 USD per day.

The North Sea fleet has outpaced demand quite significantly during the year, sending more than 100 vessels to lay-up. Because of lack of demand in other regions, a large number of vessels came to the region to fight for work. Crowded ports and poor market resulted in many owners choosing lay-up as best alternative. Healthy construction activity in the North Sea, both in oil and gas and renewables did not compensate the reduced drilling activity, and day rate levels were for the most of the year well below break-even levels.

Oil companies relied mostly on the spot market and term charters were few and far between. Average spot fixing level fell by around 60% from 2014-levels, and utilization at the end of the year was at 75% for PSVs. Local regulations in Brazil have caused headache for owners. Petrobras has shaved off a large share of their OSV fleet, and available local tonnage has blocked international tonnage. As consequence, contracts for many international vessels have been terminated and vessels have left the region.

The Offshore Market 2016

Offshore support vessels of all categories were impacted by the decline in activity in the offshore market in the first quarter of 2016. In the North Sea, average spot market rates will be below operating expenses through the quarter. The low rates achieved must also be considered in light of reduced activity every winter.

In the North Sea both income and expenditure is in local currency, primarily either Norwegian Kroner or British Pounds. Companies who report results in US dollars are negatively impacted by the strength of the USD so far in 2016 versus 2015.

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

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted CERCLA which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner or operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Accordingly, both OPA and CERCLA impact our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from ships.

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions.  Currently operating ships are now required to develop Ship Energy Efficiency Management Plans, or SEEMP, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European Union  ports from January 2018 collect and publish data on carbon dioxide emissions and other information. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulfur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases from marine vessels, could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

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

Similarly, in December 2002, amendments to the SOLAS Convention created a new chapter of the convention dealing specifically with maritime security.  The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.

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

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board a valid ISSC attesting to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code.  We have implemented the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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

Hull & Machinery and War Risk Insurance

We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of the vessels in our fleet. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss or the constructive total loss of a vessel. The agreed deductible on each vessel averages approximately $120,000.

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

We expect that our protection and indemnity insurance coverage for pollution will be $1 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The pooling agreement provides a mechanism for sharing all claims in excess of $9 million up to $7.5 billion, the capped exposure of each P&I Association under the pooling agreement. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

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

C.            Organizational Structure

As of December 31, 2015, we are the sole owner of all of the outstanding shares of Blue Power Limited, a company organized under the laws of Bermuda, and Nordic American Offshore (UK) Ltd., a company organized under the laws of the United Kingdom.

D.            Property, Plants and Equipment

Other than our vessels (including the contracts for the construction thereof), we do not own any material property. Please see Item 4. Information on the Company–Business Overview–Our Fleet, for a description of our vessels. All of our PSVs are mortgaged as collateral under our Credit Facility.

ITEM 4A.                          UNRESOLVED STAFF COMMENTS

None

ITEM 5.                          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis should be read in conjunction with our historical financial statements and notes thereto included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled Item 3D. Risk Factors and elsewhere in this annual report.

A. Operating Results

We present our Statement of Operations and Comprehensive (Loss) Income using charter revenues and charter costs. During the periods ended December 31, 2015, 2014 and 2013, our vessels were employed in the North Sea on term and spot charters.

RESULTS FOR THE YEAR ENDED DECEMBER 31, 2015 COMPARED TO YEAR ENDED DECEMBER 31, 2014
	Year ended December 31,
All figures in USD '000, except share and per share amount	2015	2014	Variance
Charter Revenues	36,372	52,789	(31.1%	)
Charter Costs	(1,523)	(1,281)	18.9%
Vessel Operating Costs	(24,580)	(23,038)	6.7%
General and Administrative Costs	(4,261)	(5,815)	(26.7%	)
Depreciation Costs	(14,379)	(11,393)	26.2%
Net Operating (Loss) Income	(8,372)	11,262	(174.3%	)
Interest Income	34	258	(86.8%	)
Interest Costs	(1,807)	(1,044)	73.0%
Other Financial Costs	(699)	(2,333)	(70.0%	)
Total Other Costs	(2,472)	(3,119)	(20.7%	)
(Loss) Income before income taxes	(10,844)	8,143	(233.2%	)
Income Tax	-	(1,212)	(100%	)
Net (Loss) Income and Comprehensive (Loss) Income	(10,844)	6,931	(256.5%	)

The decline in charter revenues of 31.1% was caused by a reduction in rates and utilization in the North Sea, both for term and spot charters. The reduction of rates and utilization is due to the reduced oil price and an oversupply of vessels available in the market.

The increase in charter costs of 18.9% is primarily due to an increase in offhire and idle time in 2015, where the vessel consumption of fuel is the owner's cost.

The increase in vessel operating costs of 6.7% is primarily due to the acquisition of two vessels in January 2015. The increase is offset by the U.S. dollar strengthening against the Norwegian Kroner, as parts of the vessel operating costs are denominated in Norwegian Kroner.

The 26.7% decrease in general and administrative costs is due to the success fee paid to NAT of $1.5 million related to the NYSE listing in 2014.

The 26.2% increase in depreciation costs is a result of the acquisition of two new vessels in 2015.

Net operating loss was $8.4 million for the twelve months ended December 31, 2015, compared to a net operating income of $11.3 million for the twelve months ended December 31, 2014. The decrease in net operating result is primarily caused by the reduction in charter revenues caused by a reduction in the market rates and utilization.
No vessel impairment was recorded during the year after having considered the Company's fleet average age of less than 3 years, a low cost base and market outlook that gives an estimated value in use that exceeds the book value of each vessel as of December 31, 2015.

Interest costs were $1.8 million for the twelve months ended December 31, 2015, compared to $1.0 million for the twelve months ended December 31, 2014. The increase is due to an increase in amounts drawn on the Credit Facility for the twelve months ended December 31, 2015 compared with the twelve months ended December 31, 2014.

Income tax was $0.0 million of the twelve months ended December 31, 2015, compared to $1.2 million for the twelve months ended December 31, 2014. The taxes incurred for the twelve months ended December 31, 2014 relates to our operations prior to being accepted into the UK Tonnage Tax regime on March 10, 2014. Tonnage tax incurred subsequent to entering the UK Tonnage Tax regime is included in Vessel Operating Costs and is considered to be immaterial due to the fact that tax is levied based on net tonnage.

RESULTS FOR THE YEAR ENDED DECEMBER 31, 2014 AND THE PERIOD FROM OCTOBER 17, 2013 (DATE OF INCEPTION) TO DECEMBER 31, 2013.

All figures in USD '000, except share and per share amount		From Inception, October 17, 2013 to December 31,
	2014	2013
Charter Revenues	52,789	1,280
Charter Costs	(1,281)	(108)
Vessel Operating Costs	(23,038)	(686)
General and Administrative Costs	(5,815)	(482)
Depreciation Costs	(11,393)	(262)
Net Operating Income (Loss)	11,262	(258)
Interest Income	258	138
Interest Costs	(1,044)	-
Other Financial (Costs) Income	(2,333)	50
Total Other (Costs) Income	(3,119)	188
Income (Loss) before income taxes	8,143	(70)
Income Tax	(1,212)	-
Net Income (Loss) and Comprehensive Income (Loss)	6,931	(70)

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

Results for the year ended December 31, 2014

During the year ended December 31, 2014, our fleet consisted of six vessels, three of which operated under spot charters and three of which operated under time charters. Revenue related to these charters was $52.8 million.  According to Clarksons Platou data, spot market rates were on average 19% lower throughout 2014, as compared to 2013, for vessels with 500-899 square meters of cargo deck area, such as the vessels in our fleet, due to a decline in oil-price and the available vessels in the market.

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

In 2014 we incurred a one-time non-refundable tax charge on operations of $1.2 million resulting from probable permanent establishment in Norway and UK, until on March 10, 2014, we entered into the UK tonnage tax system. This tax charge is deemed to be an uncertain tax position which has been provided for in full. Future tonnage tax charge is expected to be limited.

Interest costs for the year ended December 31, 2014 were $1.0 million, which were mainly attributable to the drawdown of $40.0 million on our Credit Facility and commitment fees on undrawn amounts. We had no financing costs in 2013.  Other financial costs for the same period were $2.3 million, which were primarily related to losses on exchange in foreign currencies, predominantly the Norwegian Kroner (NOK) which decreased significantly in value compared to the U.S. dollar in 2014. For the period of operation in 2013 we recorded a net gain on exchange in foreign currency of $0.1 million.

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

Credit Facility

On December 19, 2013, we entered into a revolving credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB for up to $60.0 million, our Credit Facility. On March 16, 2015, we expanded our Credit Facility to $150.0 million. Our Credit Facility provides funding for future vessel acquisitions and general corporate purposes. Amounts borrowed under our Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and we pay a commitment fee on any undrawn amounts. The maximum potential annual commitment fee payable on undrawn amounts is $600,000. There are no mandatory repayments of principal during the term of the Credit Facility, and we pay interest only on drawn amounts and commitment fee for undrawn amounts. The original maturity of the 2013 Credit Facility was in December 2018.

The expanded Credit Facility matures in March 2020.

As of December 31, 2015 and December 31, 2014, we had $47.0 million and $0 outstanding, respectively, under the Credit Facility. We were in compliance with our loan covenants under the Credit Facility as of December 31, 2014 and December 31, 2013. Cash on hand was $5.3 million as of December 31, 2015 and we had $103.0 million available for additional borrowing under our original Credit Facility.

Management believes that our working capital is sufficient for the present requirements.

Cash Flow

Cash flows provided by operating activities decreased to $6.0 million for the twelve months ended December 31, 2015 from $17.2 million for the twelve months ended December 31, 2014. The decrease in cash flows provided by operating activities is primarily due to the decrease in market rates and fleet utilization, which are the primary drivers of operating activities.
Cash flows used in investing activities decreased to ($65.2) million for the twelve months ended December 31, 2015 from ($148.4) million for the twelve months ended December 31, 2014. The decrease in cash flows in investing activities is primarily due to delivery of two vessels for the twelve months ended December 31, 2015 compared to three vessels for the twelve months ended December 31, 2014. Vessels delivered both in 2015 and 2014 were contracted and paid in Norwegian Kroners. The Norwegian Kroner weakened as compared to the U.S. dollar throughout 2015 and 2014, which effectively decreased the acquisition price for the vessels as our functional currency is the U.S. dollar.
Cash flows provided by financing activities decreased to $18.3 million for the twelve months ended December 31, 2015 compared to $68.2 million for the twelve months ended December 31, 2014. The decrease in 2015 is due to no issuance of new shares during 2015 and shares bought back under the share repurchase program, offset by an increase the amount of the drawdown of the Credit Facility and a reduction in dividends paid.
C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

The offshore supply vessel industry is cyclical and changes in oil price and exploration activity are causing volatility in the charterhire rates. The market is subject to seasonality with lower activity in the winter months. See Item 4. Information on the Company – B. Business Overview – The International Offshore Market.
E. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2015, consist of our obligations as a borrower under our Credit Facility and for vessels to be delivered.

The following table sets out financial, commercial and other obligations outstanding as of December 31, 2015 (all figures in thousands of USD).

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Facility (1)	$47,000	-	-	$47,000	-
Interest Payments (2)	$4,718	$1,123	$2,247	$1,348	-
Commitment Fees (3)	$3,028	$721	$1,442	$865	-
Vessels to be delivered (4)	$59,087	$59,087	-	-	-
Total	$113,833	$60,932	$3,689	$49,213	-

Notes
(1)            Refers to obligations to repay indebtedness outstanding as of December 31, 2015
(2)            Refers to estimated interest payments over the term of the indebtedness outstanding as of  December 31, 2015
(3)            Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2015. Estimate based on applicable commitment fee and undrawn amount as of December 31, 2015
(4)            Refers to contractual obligations on vessels to be delivered. For vessels acquired in foreign currencies the exchange rate as of December 31, 2015 is used

As of the date of this report we have $7.0 million in cash on hand, and $88.0 million undrawn on our expanded Credit Facility.

CRITICAL ACCOUNTING POLICIES

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Following is a discussion of the critical accounting policies that reflect significant judgments or uncertainties. We have described below what we believe are our most critical accounting policies. For further description of our material accounting policies, please read Item 18. Financial Statements - Note 2- Summary of Significant Accounting Policies.

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

Use of Estimates: Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and costs during the reporting period. Actual results could differ from those estimates. The effects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

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

Vessels, net: Vessels and equipment are stated at historical costs, less accumulated depreciation which is provided by the straight line method over their estimated useful life of 25 years. Interest is capitalized in connection with the construction of vessels. The capitalized interest is included as part of the asset to which it relates and depreciated over the asset's estimated useful life. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessel. Repairs and maintenance are expensed as incurred. The vessels' estimated residual values and useful life are reviewed when there has been a change in circumstances that indicate the original estimate may no longer be appropriate. Residual values are estimated at approximately $1.5 million for each vessel in the fleet at December 31, 2015 and 2014.

Drydocking and engine overhaul: The Company's vessels are required to be drydocked approximately every 60 months, and to have engines overhauled after 12,000 running hours, or approximately 2.5 years. The Company will capitalize a substantial portion of the costs incurred during drydocking and overhaul, and amortize those costs on a straight line basis from the completion of a drydocking, intermediate survey or overhaul to the estimated completion of the next drydocking or overhaul. For the vessels acquired an estimate of $200,000 and $365,000 for drydock cost and overhaul costs respectively has been allocated from the purchase price. Drydocking is depreciated over five years, and engine overhauls are depreciated based on the number of running hours within the reporting period according to the built-in overhaul method.

Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value, less cost to sell (calculated based on estimated discounted operating cashflow). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating costs, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily charter rate for the remaining operating days. The Company estimates the daily charter rate for the remaining operating days based on the historical average for similar vessels and utilizing available market data for current charter rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating costs (including planned drydocking and engine overhaul expenditures). If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value, less cost to sell. Fair market value is calculated based on estimated discounted operating cashflow from use.

ITEM 6.                          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Senior Management of the Company and the Manager

Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors currently consists of five directors and is elected annually on a staggered basis. Each director elected holds office for a three-year term or until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class C directors will expire at the 2016 annual meeting of shareholders. The term of our Class A director will expire at our 2017 annual meeting of shareholders. The term of our Class B directors will expire at the 2018 annual meeting of shareholders.

Officers are appointed from time to time by our Board of Directors and hold office until a successor is appointed. The business address of each of our directors and executive officers listed below is Nordic American Offshore Ltd., Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda.

Name	Age	Position
Herbjørn Hansson	68	Executive Chairman and Class C Director
Marianne Lie	54	Class C Director and Audit Committee Chairman
Paul J. Hopkins	68	Class B Director and Audit Committee Member
James Kelly	62	Class B Director
David M. Workman	55	Class A Director
Tor-Øyvind Bjørkli	44	Chief Executive Officer
Turid M. Sørensen	55	Chief Financial Officer

Biographical information concerning the directors and executive officers listed above is set forth below.

Herbjørn Hansson, Executive Chairman and Class C Director
Herbjørn Hansson (MBA) has graduated from the Norwegian School of Economics and Business Administration and attended Harvard Business School. He has served as our Executive Chairman since our inception. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. UNS became a public company in 1993. While under Mr. Hansson's management, UNS increased dividends paid to shareholders each year for nine years. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until he started working full-time for NAT on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of NAT since its establishment in 1995. NAT was listed on the NYSE in 1997. Since then, NAT has paid dividends 70 times, with total dividend payments of $45.38 per share from the fourth quarter of 1997 to the date of this report. He also has been a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

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

Paul J. Hopkins, Class B Director
Paul J. Hopkins has been a director of the Company since its inception and was a director of NAT from June2005 until December 13, 2013. Until March 2008, Mr. Hopkins was also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 through 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. Previously, beginning in 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972 he worked with Shell Canada as part of its Offshore Exploration Group.

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

David M. Workman, Class A Director
David M. Workman has served as our Class A Director since December 2013. Mr. Workman was, until recently Chief Operating Officer and member of the Supervisory Board of Stork Technical Services having guided, as Chief Executive Officer, the sale of the RBG Offshore Services Group into the STS Group. Mr. Workman has 30 years of broad experience in the offshore sector ranging from drilling operations/field development through production operations and project management. He has worked with a wide variety of exploration and production companies in the sector and has balanced this with exposure to the service sector, working with management companies. As part of his experience with these different companies, he has had extensive exposure to the North Sea market. Mr. Workman graduated from Imperial College London in 1983 with a Masters in Petroleum Engineering and spent his early years as a Drilling/Production Operations Engineer with BP. In 1987 he joined Hamilton Brothers Oil and Gas who were early adopters of floating production systems. In 1993 he joined Kerr McGee as an operations manager for the Tentech 850 designed Gryphon FPSO, the first permanently moored FPSO in the North Sea. In 1996, Mr. Workman established the service company Atlantic Floating Production, which went on to become the management contractor and duty holder on the John Fredriksen owned Northern Producer and on the Petroleum Geo-Services (PGS) owned Banff FPF. In 2003, Mr. Workman was instrumental in founding Tuscan Energy which went on to redevelop the abandoned Argyll Field in the UK Continental Shelf. In 2009, Mr. Workman was appointed as Chief Executive Officer and led the sale of the RBG Group to Stork Technical Services in 2011.

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

B. Compensation

We currently have employment agreements with our Executive Chairman, Chief Executive Officer and Chief Financial Officer to be paid an aggregate amount of about $720,000 per year. Under the terms of these employment agreements, either party may terminate the agreement with up to six months prior notice. Also, our four executive directors will receive annual compensation in the amount of $37,500 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. We do not have a retirement benefit plan for our officers or directors.

C. Board Practices

Members of the Company's Board of Directors serve until the next annual general meeting of shareholders following his or her election to the board, in accordance with terms of office each directors has as set forth in Item 6A. Our current Class B and Class C directors were elected at the annual general meeting held in 2013. Our Class A director was re-elected for a new term at the 2014 annual general meeting to serve until the 2017 annual general meeting. The Class B directors were re-elected at our 2015 annual general meeting to serve until the 2018 annual general meeting. The term of our Class C directors will expire at our 2016 annual general meeting at which our Class C directors will be up for re-election.

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

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies, for more information, see Item 16G. Corporate Governance.

There are no contracts between us and any of our directors providing for benefits upon termination of their employment.

D. Employees

As of December 31, 2015 we have five employees filling the positions of Executive Chairman, Chief Executive Officer, Chief Financial Officer, Managing Director of NAO (UK) and a chartering manager.

E. Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors individually and as a group, please see Item 7. Major Stockholders and Related Party Transactions.

ITEM 7.                          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and officers, of which we are aware as of the date of this annual report.
Title	Identity of Person	No. of Shares	Percent of Class(1)
Common	Nordic American Tankers Limited (2)	6,018,280	29.0%
Common	Omega Charitable Partnership LP (3)	1,600,000	7.7%
Common	High Seas AS (Hansson family)	503,233	2.4%
Common	Marianne Lie		*
Common	Paul J. Hopkins		*
Common	James Kelly		*
Common	Turid M. Sørensen		*

(1)	Based on 20,765,485 common shares outstanding as of the date of this annual report unless otherwise indicated.
(2)	Based on information contained in Schedule 13D/A that was filed with the SEC on November 17, 2015.
(3)	Based on information contained in Schedule 13G/A that was filed with the SEC on February 19, 2016 jointly by Omega Charitable Partnership LP and Leon G. Cooperman.

* Less than 1% of our outstanding shares of common stock

B. Related Party Transactions

Nordic American Tankers Limited.

On November 18, 2013, as a part of the Private Placement, NAT participated in our establishment with the purchase of 4,333,566 of our common shares for $65.0 million, giving NAT a 26% ownership interest in NAO. Subsequently, in 2014, NAT distributed shares to its shareowners as dividend-in-kind, and acquired common shares in the market. For information on NAT's share ownership at the time of the filing of this annual report, please see Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.

As compensation for coordinating the Private Placement NAT received 833,333 warrants with an exercise price of $15.00 per common share. The warrants become exercisable in 20% increments at each 10% increase in the volume weighted average price, or VWAP, of our common shares between increases of 25% and 65%. The VWAP must be above exercise level for a minimum of 10 business days, with a minimum trading volume of $2 million above exercise levels. In 2014, two of the 20% increments became exercisable, however the warrants are "out of the money" at the time of this filing. The warrants expired on December 31, 2015.

In December 2013, we entered into a management agreement with Scandic for the provision of administrative services as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by our Board of Directors. Scandic is a wholly owned subsidiary of NAT, which is one of our major shareholders and is also related to our Executive Chairman and director, Mr. Herbjørn Hansson.

For services under the management agreement, Scandic receives a management fee of $200,000 per annum for an eight vessel fleet, and is reimbursed for cost incurred in connection with its services. In addition to costs incurred which are directly attributable to us, we also pay a portion of the operational costs such as salary and office rent, among others, incurred by Scandic which is attributable to us.

For the successful listing on the NYSE, NAT received a success fee of $1.5 million.

In August 2014, NAT distributed approximately 700,000 of its NAO shares to its shareholders as dividend-in-kind. All shareholders that held 500 or more NAT shares were eligible to receive NAO shares. Shareholders holding less than 500 NAT shares and fractional shares were compensated with a cash distribution.

In 2014, we entered into an agreement with an immediate family member of the Executive Chairman for the use of an asset owned by him for corporate and marketing activities.  We pay an annual fee for this agreement and fees associated with actual use. The cost of this arrangement for the year ended December 31, 2015 and 201 was $0.1 million and $0.1 million, respectively, which is included in General and Administrative costs.  No amounts were due to the related party as of December 31, 2015 and 2014.

In 2015, NAT purchased 1,521,300 common shares in a private transaction, NAT's ownership is 26.7% of shares outstanding as of December 31, 2015.

C. Interest of Experts and Counsel

Not applicable

ITEM 8.                          FINANCIAL INFORMATION

A. Consolidated Statements and other Financial Information

See Item 18. Financial Statements - Note 2- Summary of Significant Accounting Policies.

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

Dividend Policy

Our policy is to declare quarterly dividends to shareholders as decided by the Board of Directors.  The dividend to shareholders could be higher than the non-U.S. GAAP measure operating cash flow, which is defined as income from vessel operations before depreciation and non-cash administrative charges, or the dividend to shareholders could be lower than the non-U.S. GAAP measure operating cash flow after reserves as the Board of Directors may from time to time determine are required, taking into account contingent liabilities, the covenants contained in our Credit Facility, our other cash needs and the requirements of Marshall Islands law.

Total dividends paid in the year ended December 31, 2015 and 2014 were $21.9 million and $31.2 million or $0.94 and $1.35 per share, respectively. The Company declared a dividend of $0.12 per share in respect of the fourth quarter of 2015 which was paid to shareholders in February 2016.

B. Significant Changes

Not applicable

ITEM 9.                          THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Since June 12, 2014, the primary trading market for our common shares has been the NYSE, on which our shares are listed under the symbol "NAO".

The following table sets forth the high and low market prices for shares of our common stock as reported by the NYSE.

For the Year Ended:	HIGH	LOW
December 31, 2014*	$20.40	$9.70
December 31, 2015	$13.32	$4.34
*For the period beginning June 12, 2014.

For the quarter ended:	HIGH	LOW
June 30, 2014*	$19.13	$15.25
September 30, 2014	$20.40	$17.62
December 31, 2014	$17.66	$9.70
March 31, 2015	$13.32	$8.01
June 30, 2015	$10.47	$7.99
September 30, 2015	$8.17	$5.96
December 31, 2015	$7.30	$4.34
* For the period beginning June 12, 2014.

For the month:	HIGH	LOW
September 2015	$6.77	$6.00
October 2015	$7.30	$5.93
November 2015	$6.25	$5.35
December 2015	$5.51	$4.34
January 2016	$5.26	$3.51
February 2016	$4.71	$3.64
March 2016*	$5.34	$4.66
* Through and including March 22, 2016.

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
Authorized capitalization
Under our amended and restated articles of incorporation our authorized capital stock consists of 200,000,000 common shares, par value $0.01 per share, of which 20,765,485 common shares are issued and outstanding, as of the date of this annual report, and 50,000,000 preferred shares, par value $0.01 per share, of which no preferred shares are issued and outstanding as of the date of this annual report.
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

Warrants
As part of the Private Placement approximately 833,333 warrants were issued to NAT with an exercise price of $15.00 per common share.  The warrants became exercisable in 20% increments at each 10% increase in the volume weighted average price, or VWAP, of our common shares between increases of 25% to 65%.  The VWAP needed to be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2.0 million (cumulative) above exercise levels.  The warrants expired on December 31, 2015.
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

Dividend Reinvestment and Direct Stock Purchase Plan

On December 31, 2015, a registration statement on Form F-3 (Registration No. 333-208592) was declared effective by the SEC relating to the Dividend Reinvestment and Direct Stock Purchase Plan for 1,500,000 shares of common stock to allow existing shareholders to purchase additional common stock by reinvesting all or a portion of the dividends paid on their common stock and by making optional cash investments and new investors to enter into the plan by making an initial investment. As at December 31, 2015 and as of the date of this annual report no shares were issued pursuant to the plan.

Listing

Our common shares are listed on the NYSE under the symbol "NAO."

Transfer Agent

The registrar and transfer agent for our common shares is Computershare Trust Company, N.A.

C. Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. For a description of our Credit Facility, please see Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Credit Facility. For a description of our Management Agreement with Scandic, please see Item 4. Information on the Company - Company Management.

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

ITEM 11.                          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company's borrowings under our Credit Facility, and to foreign currency risks related to the exchange rate between the USD and NOK and GBP, in respect of revenues generated and costs incurred in NOK and GBP.

Amounts borrowed under the Credit Facility bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.3 million in our interest expense for the year ended December 31, 2015.

A 10% change in the exchange rate between USD and NOK would have resulted in a change of approximately $1.4 million in our operating result for the year ended December 31, 2015.

A 10% change in the exchange rate between USD and GBP would have resulted in a change of approximately $2.5 million in our operating result for the year ended December 31, 2015.

ITEM 12.                          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.                          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                          CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures.

Our principal Executive Officer and our Principal Financial and Accounting Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2015, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial and Accounting Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time period specified by the SEC's rules and forms.

B. Management's annual report on internal control over financial reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation and presentation of published financial statements for external purposes in accordance with Generally Accepted Accounting Principles in the United States. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission  in its 2013 Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2015, our internal control over financial reporting was effective.

C. Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.  As an "emerging growth company," we are exempt from having our independent auditors assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

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

ITEM 16.                          RESERVED

ITEM 16A.                          AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Marianne Lie, who serves as Chairman of the Audit Committee, qualifies as an "audit committee financial expert" under SEC rules, and that. Mrs. Lie is "independent" under applicable NYSE rules and SEC standards.

ITEM 16B.                          CODE OF ETHICS

The Company has adopted a code of ethics that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The code of ethics may be downloaded at our website (www.nao.bm).  Additionally, any person, upon request, may ask for a hard copy or an electronic file of the code of ethics.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2015, no such amendment was made or waiver granted.

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

FISCAL YEAR ENDED DECEMBER 31, 2015	$322,397
FISCAL YEAR ENDED DECEMBER 31, 2014	$347,937

B. Audit-Related Fees

Not applicable.

C. Tax Fees

FISCAL YEAR ENDED DECEMBER 31, 2015	$0
FISCAL YEAR ENDED DECEMBER 31, 2014	$7,505

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
ITEM 16E.                          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

The Company has repurchased 1,094,136 of its own shares under the repurchase plan.

ITEM 16F.                          CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

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
Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Exchange Act, our audit committee will consist of at least one independent (as defined in Rule 10A-3) member of our Board of Directors. Pursuant to our audit committee charter, the audit committee will confer with our independent registered public accounting firm and will review, evaluate and advise the Board of Directors concerning the adequacy of our accounting systems, our financial reporting practices, the maintenance of our books and records and our internal controls. In addition, the audit committee will review the scope of the audit of our financial statements and results thereof.
Compensation Committee and Nominating/Corporate Governance Committee As permitted under Marshall Islands law, we do not currently have a compensation committee or nominating or corporate governance committee.

Executive Sessions. As permitted under Marshall Islands law and our amended and restated bylaws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Corporate Governance Guidelines. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

ITEM 16H.                          MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                          FINANCIAL STATEMENTS

See Item 18 Financial Statements

ITEM 18.                          FINANCIAL STATEMENTS

The financial statements beginning on page F-1 through F-17 together with the respective reports of the Independent Registered Public Accounting firms therefore, are filed as a part of this annual report.

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

4.4	Memorandum of Agreement for Hull No. 303 by and among the Company and Blue Ship Invest AS dated February 12, 2014(1)

4.5	Memorandum of Agreement for Hull No. 304 by and among the Company and Blue Ship Invest AS dated February 12, 2014(1)

4.6	Management Agreement by and among the Company and Scandic American Shipping Ltd., dated January 1, 2014(1)

8.1	Subsidiaries of the Company

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Accounting Firm

15.2	Consent of Feamley Offshore Supply

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document
(1) Incorporated by reference to the Company's Registration Statement on Form F-1, which was declared effective by the SEC on June 11, 2014 (File No. 333-194612).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN OFFSHORE LTD

/s/Herbjørn Hansson	March 23, 2016
Name: Herbjørn Hansson
Title: Executive Chairman

NORDIC AMERICAN OFFSHORE LTD

TABLE OF CONTENTS
_________________________________________________________________________________

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

FINANCIAL STATEMENTS:

Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2015, December 31, 2014 and for the period from October 17, 2013 (inception) to December 31, 2013	F-3

Consolidated Balance Sheets as of December 31, 2015 and December 31, 2014	F-4

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2015, December 31, 2014 and for the period from October 17, 2013 (inception) to December 31, 2013	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2015, December 31, 2014 and for the period from October 17, 2013 (inception) to December 31, 2013	F-6

Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Nordic American Offshore Ltd.:
We have audited the accompanying consolidated balance sheets of Nordic American Offshore Ltd. and subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2015 and the period from October 17, 2013 (inception) to December 31, 2013.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nordic American Offshore Ltd. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2015 and the period from October 17, 2013 (inception) to December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG AS
Oslo, Norway
 March 23, 2016

Nordic American Offshore LTD
Consolidated Statements of Operations and Comprehensive (Loss) Income for the Years
Ended December 31, 2015 and 2014 and for the period from October 17, 2013 (inception)
to December 31, 2013

All figures in USD '000, except share and per share amount	Years ended December 31,		From Inception, October 17 to December 31,
	2015	2014	2013
Charter Revenues	36,372	52,789	1,280
Charter Costs	(1,523)	(1,281)	(108)
Vessel Operating Costs	(24,580)	(23,038)	(686)
General and Administrative Costs	(4,261)	(5,815)	(482)
Depreciation Costs	(14,379)	(11,393)	(262)
Net Operating (Loss) Income	(8,372)	11,262	(258)
Interest Income	34	258	138
Interest Costs	(1,807)	(1,044)	-
Other Financial (Costs) Income	(699)	(2,333)	50
Total Other (Costs) Income	(2,472)	(3,119)	188
(Loss) Income before income taxes	(10,844)	8,143	(70)
Income Tax	-	(1,212)	-
Net (Loss) Income and Comprehensive (Loss) Income	(10,844)	6,931	(70)

Basic (Loss) Earnings per Share	(0.47)	0.34	(0.01)
Diluted (Loss) Earnings per Share	(0.47)	0.34	(0.01)
Basic Weighted Average Number of Common Shares Outstanding	23,203,142	20,314,530	8,772,166
Diluted Weighted Average Number of Common Shares Outstanding	23,203,142	20,350,404	8,772,166
Cash dividend declared per common share	0.94	1.35	-

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD
Consolidated Balance Sheets as of December 31, 2015 and 2014
All figures in USD '000, except share and per share amount

	As of December 31,
	2015	2014
ASSETS
Current Assets
Cash and Cash Equivalents	5,339	46,398
Accounts Receivable, net	3,975	3,103
Prepaid Expenses	385	350
Inventory	794	235
Other Current Assets	4,072	1,657
Total Current Assets	14,565	51,743

Non-Current Assets
Vessels, net	313,642	255,043
Deposit on Contracts for vessels	7,993	15,176
Other Non-Current Assets	1,167	459
Total Non-Current Assets	322,802	270,678
Total Assets	337,367	322,421

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts Payable	641	882
Accounts Payable, related party	596	673
Accrued Liabilities	5,286	424
Taxes Payable	1,212	1,212
Total Current Liabilities	7,735	3,191

Long-term Debt	47,000	-
Other Non-Current Liabilities	1,775	-
Total Non-Current Liabilities	48,775	-

Commitments and Contingencies

Shareholders' Equity
Preferred shares, par value $0.01 per Share, 50,000,000 and 50,000,000 shares authorized, none issued at December 31, 2015 and December 31, 2014 respectively	-	-
Common shares, par value $0.01 per Share; 200,000,000 and 200,000,000 shares authorized, 23,431,370 shares issued and 22,560,531 outstanding at December 31, 2015 and 23,431,370 shares issued and outstanding at December 31, 2014	234	234
Additional Paid-In Capital	291,467	318,996
Accumulated Deficit	(10,844)	-
Total Shareholders' Equity	280,857	319,230
Total Liabilities and Shareholders' Equity	337,367	322,421
The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore Limited Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2015 and 2014 and the Period From October 17, 2013 (Inception) to December 31, 2013

All figures in USD '000, except number of shares	Number of shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
Balance at October 17, 2013 (Inception)	-	-	-	-	-
Establishment, Marshall Islands	500	-	0.5	-	0.5
Private Placement, net of $6.6 million issuance cost	16,666,666	167	243,224	-	243,391
Elimination of repurchased shares	(500)	-	(0.5)	-	(0.5)
Net Loss	-	-	-	(70)	(70)
Balance at December 31, 2013	16,666,666	167	243,224	(70)	243,321
Common Shares Issued, net of $1.1 million issuance cost	6,764,704	67	100,132	-	100,199
Dividends distributed	-	-	(24,360)	(6,861)	(31,221)
Net Income	-	-	-	6,931	6,931
Balance at December 31, 2014	23,431,370	234	318,996	-	319,230
Issuance and listing costs	-	-	(17)	-	(17)
Repurchase of shares	(870,839)	-	(5,590)	-	(5,590)
Dividends distributed	-	-	(21,922)	-	(21,922)
Net Loss	-	-	-	(10,844)	(10,844)
Balance at December 31, 2015	22,560,531	234	291,467	(10,844)	280,857
The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD Consolidated Statements of Cash Flows for the Years Ended December 31, 2015 and 2014 and for the period from October 17, 2013 (inception) to December 31, 2013

All figures in USD '000	Year ended December 31,		From Inception October 17, to December 31,
	2015	2014	2013
Cash Flows from Operating Activities
Net (Loss) Income	(10,844)	6,931	(70)
Reconciliation of Net (Loss) Income to Net Cash Provided by (used in) Operating Activities
Depreciation Costs	14,379	11,393	262
Amortization of Deferred Financing Costs	305	153	-
Overhaul of Engines Costs and Dry-dock	(575)	(392)	-
Interest on time deposit	-	(68)	-
Foreign currency loss	78	430	-
Changes in Operating Assets and Liabilities
Accounts Receivable	(872)	(1,943)	(1,160)
Inventory	(560)	84	(319)
Prepaid and Other Current Assets	(2,244)	(1,300)	(554)
Accounts Payable, Accrued Liabilities and Taxes Payable	6,397	1,798	720
Accounts Payable, Related Party	(77)	97	576
Net Cash Provided by (Used in) Operating Activities	5,987	17,183	(545)
Cash Flows from Investing Activities
Investment in Vessels	(63,529)	(133,279)	(133,027)
Deposit on Contracts paid	(1,693)	(15,176)	-
Cash placement in time deposit	-	(45,000)	-
Cash proceeds from time deposit	-	45,068	-
Net Cash Used in Investing Activities	(65,222)	(148,387)	(133,027)
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	(17)	100,199	243,391
Proceeds from Use of Credit Facility	47,000	40,000	-
Repayments on Credit Facility	-	(40,000)	-
Credit Facility Costs	(1,217)	(765)	-
Repurchase of Treasury Stock	(5,590)	-	-
Dividends Paid	(21,922)	(31,221)	-
Net Cash Provided by Financing Activities	18,253	68,213	243,391
Net (Decrease)/Increase in Cash and Cash Equivalents	(40,982)	(62,991)	109,819

Cash and Cash Equivalents at Beginning of Period	46,398	109,819	-
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(78)	(430)	-
Cash and Cash Equivalents at the End of Period	5,339	46,398	109,819

Cash Paid for Interest, Net of Amounts Capitalized	1,365	832	-
Cash Paid for Tax	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN OFFSHORE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in USD '000 except where noted)

1.	NATURE OF BUSINESS

Formation
Nordic American Offshore Ltd ("NAO" or "The Company") was formed on October 17, 2013, under the laws of The Marshall Islands. As of December 31, 2014, the Company consists of NAO and the subsidiaries Nordic American Offshore (UK) Ltd, incorporated in the United Kingdom, and Blue Power Ltd, incorporated on the Island of Bermuda.

On November 22, 2013, the Company completed a private placement of 16,666,666 common shares, issued at $15 per share, and was listed on the Norwegian Over the Counter ("OTC") Market on November 27, 2013, under the symbol "NAO".

On June 12, 2014, the Company was successfully listed on the New York Stock Exchange ("NYSE"), under the Symbol "NAO". After the listing on NYSE, shares traded on the OTC were transferred to NYSE, and trade on the OTC discontinued.

On May 21, 2015, we announced a share repurchase program of 2.5 million Shares. As of December 31, 2015, 870,839 shares have been repurchased at an average price of 6.42 per share.

The Company owns and operates Platform Supply Vessels ("PSV") in the North Sea.

The Company's Fleet
The Company's fleet consists of eight PSVs in operation, and two to be delivered in 2016.

Vessel Name	Yard	Year Built	Delivered to NAO (Expected delivery to NAO)
NAO Fighter	Ulstein	2012	January 2014
NAO Prosper	Ulstein	2012	January 2014
NAO Power	Ulstein	2013	January 2014
NAO Thunder	Ulstein	2013	December 2013
NAO Guardian	Ulstein	2013	December 2013
NAO Protector	Ulstein	2013	December 2013
NAO Storm	Ulstein	2014	January 2015
NAO Viking	Ulstein	2014	January 2015
NAO Horizon	Vard		Second quarter 2016
NAO Galaxy	Vard		Second quarter 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

Principles of Consolidation: Entities in which NAO has controlling financial interest are consolidated. Subsidiaries are consolidated from the date on which control is obtained. The subsidiaries' accounting policies are in conformity with U.S. GAAP. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates: Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and costs during the reporting period. Actual results could differ from those estimates. The effects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

Functional Currency and Foreign Currency Translation: The Company determined its functional currency to be the United States ("U.S.") dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transactions. For the year ended December 31, 2015, December 31, 2014 and period from October 17, 2013 to December 31, 2013 a total exchange loss of $0.6 million, $2.3 million and $0.0 million, respectively, is included in Other Financial (Costs) Income.

Revenue Recognition: Revenue is generated from time and spot charters and is recognized as services are performed based on contractual daily charter rates and when collectability is reasonable assured.

Vessel Operating Costs: Vessel operating costs include crewing, repair and maintenance, insurance, stores, lubricants, management fee, communication costs and tonnage tax. These costs are recognized when incurred.

Termination Fee: In 2015 the Company received $3.9 million related to a termination of a charter contract for one of their vessels. The termination fee received is subject to future conditions, and is deferred and recognized in future periods when these conditions have been met. $0.7 million of the termination fee was recognized as charter revenue for the period ended December 31, 2015. Deferred termination fees of $1.3 million and $1.8 million are recorded as Other Current Liabilities and Other Long-term Liabilities, respectively, as of December 31, 2015. As of December 31, 2014, $0.0 million is recorded as deferred termination fees.
Cash and Cash equivalents: Cash Equivalents consist of highly liquid investments such as time deposits with an original maturity at acquisition of three months or less.

Accounts Receivable: Accounts, and other, receivables are presented net of allowance for doubtful balances. If balances are determined uncollectable, after all means of collections have been exhausted and the potential for recovery is considered to be remote, they are charged against the allowance for doubtful balances. As of December 31, 2015 and December 31, 2014, the Company has not made any allowance for doubtful balances.

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

Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessel. Repairs and maintenance are expensed as incurred. The vessels estimated residual values and useful life are reviewed when there has been a change in circumstances that indicate the original estimate may no longer be appropriate. Residual values are estimated at $1.5 million for each vessel in the fleet at December 31, 2015 and 2014.

Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value, less cost to sell (calculated based on estimated discounted operating cashflow). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating costs, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily charter rate for the remaining operating days. The Company estimates the daily charter rate for the remaining operating days based on the historical average for similar vessels and utilizing available market data for current charter rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating costs (including planned drydocking and engine overhaul expenditures). If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value, less cost to sell. Fair market value is calculated based on estimated discounted operating cashflow from use.

Drydocking and engine overhaul: The Company's vessels are required to be drydocked approximately every 60 months, and to have engines overhauled after 12,000 running hours, or approximately every 2.5 years. The Company will capitalize a substantial portion of the costs incurred during drydocking and overhaul, and amortize those costs on a straight line basis from the completion of a drydocking, intermediate survey or overhaul to the estimated completion of the next drydocking or overhaul. For newly acquired vessels an estimate of $200,000 and $365,000 for drydock cost and overhaul costs respectively has been allocated from the purchase price. Drydocking is depreciated over five years, and engine overhauls are depreciated based on the number of running hours within the reporting period according to the built in overhaul method.

Other Comprehensive (Loss) Income: The Company follows the guidance in ASC Topic 220, Comprehensive Income which requires separate presentation of certain transactions that are recorded directly as components of shareholders' equity.

Geographical segments: The Company has not presented segment information as it considers it operate in one reportable segment, the offshore support vessel market, where all vessels currently operate in the North Sea.

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments.

Derivative instruments:  Derivative instruments designated and qualifying as fair value hedges are measured at fair value based on observable inputs in active markets, and recognized in the balance sheet. Any ineffectiveness in the hedge is recognized in Other Financial Income (Costs) in the Statements of Operations and Comprehensive (Loss) Income.

Income Taxes: The Company is incorporated in the Marshall Islands, which under current legislation does not impose corporate income taxes.  As such, the statutory rate applicable to consolidated corporate earnings is 0%.  However, certain foreign consolidated subsidiaries may be subject to corporate income taxes in their jurisdictions. On March 10, 2014, the Company's vessels were accepted into the UK Tonnage Tax regime.  The Company incurred a one-time non-refundable tax charge in Norway of $0.7 million and the United Kingdom of $0.5 million for a period of operation in 2014, resulting from a probable permanent establishment in the respective countries. The estimated tax is based on revenues generated and costs incurred for the vessels for the respective period prior to entering the UK Tonnage Tax regime, and a tax rate of 27% in Norway and 23% in the United Kingdom.  This tax charge is deemed to be an uncertain tax position which has been provided for in full. The tonnage tax incurred subsequent to entering the UK Tonnage Tax regime is considered to be immaterial due to the fact that tax is levied based on net tonnage. Tonnage Tax costs are recognized under Vessel Operating Costs

Deferred Financing Costs: Financing costs, including fees, commissions and legal costs, which are recorded as "Other Non-Current Assets" and "Other Current Assets" on the Balance Sheet are deferred and amortized on a straight-line basis over the term of the arrangement. Applying the straight-line basis is not materially different from the effective interest method.

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

For the year ended December 31, 2015, three charterers accounted for 85% of the total revenues, with 49%, 22% and 14% respectively.

For the year ended December 31, 2014, three charterers accounted for 99% of the total revenues, with 47%, 35% and 17% respectively.

For the year ended December 31, 2015, four charterers accounted for 68% of the outstanding accounts receivable, with 33%, 15%, 11% and 10% respectively.

For the year ended December 31, 2014, three charterers accounted for 88% of the outstanding accounts receivable, with 50%, 24% and 14% respectively.

Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. The ASU will be effective for the first interim period beginning after December 15, 2017 and early adoption is not permitted. The Company is in the process of evaluating the impact of this standard, if any, on its consolidated statements and related disclosures.
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
In April 2015, the FASB issued ASU No. 2015-03,  Interest - Imputation of Interest (Subtopic 835-30) - Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. In August 2015, ASU 2015-15 clarified this standard to state that debt issuance costs of line of credit arrangements would not be required to be reclassified from other assets to liabilities. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. The Company will adopt the standard effective January 1, 2016 which will result in the netting of our deferred financing costs against long-term debt balances in the consolidated balance sheets for the periods presented and related disclosure. There will be no impact to the manner in which deferred financing costs are amortized in our consolidated financial statements.

In July 2014, the FASB issued ASU No. 2015-11, Inventory (Topic 330) – Simplifying the Measurement of Inventory, which requires an entity to measure inventory at the lower of cost and net realizable value. The amendments in the Update are effective for fiscal years beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not been previously issued. The Company is not planning to early adopt, and the adoption is not expected to have material impact on the consolidated financial statements.

3.	RELATED PARTY TRANSACTIONS

Nordic American Tankers Limited:

On November 18, 2013, as a part of the Private Placement, NAT participated in our establishment with the purchase of 4,333,566 of our common shares for $65.0 million, giving NAT a 26% ownership interest in NAO. Subsequently, in 2014, NAT distributed shares to its shareowners as dividend-in-kind, and acquired common shares in the market. For information on NAT's share ownership at the time of the filing of this annual report, please see Item 7 Major Shareholders and Related Party Transactions—A. Major Shareholders.

As compensation for coordinating the Private Placement NAT received 833,333 warrants with an exercise price of $15.00 per common share. The warrants become exercisable in 20% increments at each 10% increase in the volume weighted average price, or VWAP, of our common shares between increases of 25% and 65%. The VWAP must be above exercise level for a minimum of 10 business days, with a minimum trading volume of $2 million above exercise levels. In 2014, two of the 20% increments became exercisable, however the warrants are "out of the money" at the time of this filing. The warrants expired on December 31, 2015.

In December 2013, we entered into a management agreement with Scandic, a subsidiary of NAT, for the provision of administrative services as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors.

For services under the management agreement, Scandic receives a management fee of $200,000 per annum, and is reimbursed for cost incurred in connection with its services. In addition to costs incurred which are directly attributable to us, we also pay a portion of the operational costs such as salary and office rent, among others, incurred by Scandic which is attributable to us. For the year ended December 31, 2015 and 2014 and period from October 17, 2013 to December 31, 2013, the Company recognized an aggregate of $2.1 million, $2.2 million and $0.3 million, respectively, for such costs incurred which was included in the General and Administrative cost.

For the successful listing on the New York Stock Exchange in 2014 NAT received a success fee of $1.5 million.

In August 2014, NAT distributed approximately 700,000 of its NAO shares to its shareholders as dividend-in-kind. All shareholders that held 500 or more NAT shares were eligible to receive NAO shares. Shareholders holding less than 500 NAT shares and fractional shares were compensated with a cash distribution.

In 2014, we entered into an agreement with an immediate family member of the Executive Chairman for the use of an asset owned by him for corporate and marketing activities.  We pay an annual fee for this agreement and fees associated with actual use. The cost of this arrangement for the years ended December 31, 2015 and 2014 was $0.1 million and $0.1 million, respectively, which are included in General and Administrative costs.  No amounts were due to the related party as of December 31, 2015 and 2014.

In 2015, NAT purchased 1,521,300 common shares in a private transaction, NAT's ownership is 26.7% of shares outstanding as of December 31, 2015.

4.	VESSELS

Vessels, net consist of the carrying value of the Company's vessels, including drydocking and engine overhaul costs.

All Figures in USD '000	2015	2014
Vessels	334,978	263,705
Drydocking	1,736	1,200
Engine Overhaul	2,962	1,793
Total	339,676	266,698
Less Accumulated Depreciation	26,034	11,655
Vessels, net	313,642	255,043

In addition to vessels delivered in 2015 and 2014 the Company has paid $1.7 million and $6.3 million for the years ended December 31, 2015 and 2014, respectively, in deposits on two vessels scheduled to be delivered in April and June, 2016. The expected average acquisition price for the two vessels is approximately $33.5 million per vessel based on the exchange rate at December 31, 2015.

Impairment of vessels
For the year ended December 31, 2015 and 2014 the Company performed impairment tests of the vessels. Impairment tests performed did not result in the carrying value for any of the Company's vessels exceeding future undiscounted cash flows. No impairment indicators were identified in 2013.

5.	LONG TERM DEBT

Credit Facility:
On December 19, 2013, the Company entered into a $60.0 million revolving credit facility ("Credit Facility") with a syndicate of lenders in order to secure available liquidity for general corporate purposes. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin, and the Company pays a commitment fee on any undrawn amounts. The credit facility originally matured in December 2018.

In March 2015 the Company expanded its Credit Facility from $60.0 million to $150.0 million. The new maturity of the credit facility is March 2020.There are no repayment requirements before maturity on the Credit Facility.

Borrowings under the Credit Facility are currently secured by first priority mortgages on four of the Company's vessels and assignments of earnings and insurance. Under the Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum value adjusted amount of equity, and (ii) a minimum value adjusted equity ratio, and (iii) a minimum level of liquidity, and (iv) a positive working capital. The Credit Facility also includes customary events of default, including non-payment, breach of covenants, insolvency, cross defaults and material adverse change. The Company is permitted to pay dividends in accordance with its dividend policy so long as it is not in default.

In connection with the establishment and expansion of the Credit Facility the Company incurred $0.8 million and $1.2 million, respectively, in deferred financing cost.

At the end of 2015 and 2014 the Company had $47.0 million and $0.0 million drawn, and $103.0 million and $60.0 million available under its Credit Facility arrangement, respectively.

The Company was in compliance with its loan covenants as of December 31, 2015 and December 31, 2014.

6.	INTEREST COSTS

Interest costs consist of interest expense on the long-term debt, the commitment fee and amortization of the deferred financing cost related to the Credit Facility described in Note 5.

All amounts in USD '000	2015	2014	2013
Interest Costs, net of capitalized interest	752	407	-
Commitment Fee	750	484	-
Amortization of Deferred Financing Cost	305	153	-
Total interest costs	1,807	1,044	-

For the years ended December 31, 2015 and 2014, $0.2 million and $0.1 million of interest costs were capitalized.

7.	EARNINGS PER SHARE

Basic earnings per share ("EPS") are calculated by dividing net (loss) income by the weighted average number of common shares outstanding for the period. Diluted EPS are calculated by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding during the period.

All figures in USD	2015	2014	2013
Numerator
Net (Loss) Income	(10,844)	6,931	(70)
Denominator
Basic - Weighted Average Common Shares Outstanding	23,203,142	20,314,530	8,772,166
Dilutive effect of Warrants issued	-	35,874	-
Dilutive - Weighted Average Common Shares Outstanding	23,203,142	20,350,404	8,772,166
(Loss) Income per Common Share
Basic	(0.47)	0.34	(0.01)
Dilutive	(0.47)	0.34	(0.01)

8.	SHAREHOLDERS' EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

All figures in USD '000, except number of shares	Authorized shares	Issued Shares	Outstanding Shares	Common Shares
Incorporation of Company, October 17, 2013	1,000	500	500	-
Increased Authorized Share Capital	249,999,000	-	-	-
Common Shares Issued	-	16,666,666	16,666,666	167
Repurchase and Cancellation of Shares	-	(500)	(500)	-
Balance, December 31, 2013	250,000,000	16,666,666	16,666,666	167
Common Shares Issued	-	6,764,704	6,764,704	67
Balance, December 31, 2014	250,000,000	23,431,370	23,431,370	234
Common Shares Repurchased	-	-	(870,839)	-
Balance, December 31, 2015	250,000,000	23,431,370	22,560,531	234

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

As part of the Private Placement, the Company issued a warrant to NAT exercisable for up to 833,333 of our common shares with an exercise price of $15.00 per common share. The purchase rights represented by the warrant became exercisable in 20% increments at each 10% increase in the VWAP, of our common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2.0 million. The warrant matured on December 31, 2015.

The warrants were classified as a share-based compensation transaction with non-employees. The performance obligation was met upon completion of the Private Placement, and the fair value of the warrants was recognized in equity in accordance with subtopic ASC 505-50. The warrants were issued as payment for the services provided by NAT in relation to the Private Placement; accordingly this is deducted from the equity as an issuance cost. The net impact on equity is accordingly $0.0 million.

In 2014 the requirements for two of the increments related to the warrants were met making 333,333 warrants exercisable, at an exercise price of $13.82. The warrants expired on December 31, 2015.

In May 2015 the Company announced a share repurchase program of under which the Company may repurchase up to 2.5 million of NAO's outstanding common stock over the two subsequent years. Per December 31, 2015 the Company had repurchased 870,839 shares.

9.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES

In 2015 the Company entered into forward contracts to purchase a fixed amount of Norwegian Kroners by selling a fixed U.S. Dollars amount for an average exchange rate of 7.89. The contracts are designated as a fair value hedge for exposure to changes in fair value attributable to changes in the exchange rate on a portion of the remaining commitment related to the purchase of one PSV expected to be delivered in April 2016.

Changes in the fair value of the firm commitment and forward contracts caused by fluctuations in the forward exchange rate during the period in which the hedge is in effect will be reflected as an asset or liability. Any ineffectiveness in the hedge is recognized in the profit and loss statements. Per December 31, 2015 no material costs have been recognized due to hedge ineffectiveness.

As of December 31, 2015 using a forward Norwegian Kroners/U.S. Dollars exchange rate of 8.80 an asset of $3.1 million and a liability of $3.1 million are recorded at fair value on the balance sheet as Other Current Assets and Accrued Liabilities, respectively.  Fair value estimates are based on Level 2 inputs including third-party quotes. The hedge will not affect the statements of cash flows until fulfillment of the commitment or settlement of the derivative.

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets and liabilities that are recorded on the balance sheet at fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
Level 2.	Inputs, other than the quoted prices in active markets that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other financial assets.
-	The carrying value of cash and cash equivalents is a reasonable estimate of fair value.
-	The estimated fair value for the long-term debt is considered to be equal to the carrying values since it bears spreads and variable interest rates which approximate market rates.
-	The basis for the estimated fair value of the firm commitment and the value related to the forward contracts has been put forth above.

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2015 and 2014 are as follows:

All figures in USD '000	Fair Value Hierarchy Level	2015 Fair Value	2015 Carrying Value	2014 Fair Value	2014 Carrying Value
Cash and Cash Equivalents	1	5,339	5,339	46,398	46,398
Firm Commitment	2	3,077	3,077	-	-
Forward Contracts	2	(3,087)	(3,087)	-	-
Credit Facility	2	(47,000)	(47,000)	-	-

Contracts with the same counterparty are presented net as these contracts are allowed to be net settled.

10.	OTHER CURRENT ASSETS AND ACCRUED LIABILITIES

Other Current Assets
All figures in USD '000	2015	2014
Deferred Financing Costs	359	153
Firm Commitment	3,077	-
Other Current Assets	636	1,504
Total as of December 31,	4,072	1,657

Accrued Liabilities
All figures in USD '000	2015	2014
Accrued Interest	279	58
Accrued Costs	610	366
Deferred Revenues	1,310	-
Forward Contracts	3,087	-
Total as of December 31,	5,286	424

11.	COMMITMENTS AND CONTINGENCIES

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
No claims have been filed against the Company for the fiscal year 2015 or 2014, and the Company has not been a party to any legal proceedings for the twelve months ended December 31, 2015 and December 31, 2014.
Two vessels are scheduled to be delivered in 2016. The remaining commitment for these vessels is approximately $59.1 million.

12.	SUBSEQUENT EVENTS

On January 25, 2016, the Company declared a cash dividend of $0.12 per share with respect of the results of the fourth quarter of 2015, which was paid on February 22, 2016.

On February 18, 2016, the Company announced an agreement to acquire 1,571,749 NAO shares in a private transaction.