Form 20-F
period 2016-12-31
NORDIC AMERICAN OFFSHORE LTD.
filed 2017-04-24
CIK 1597659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

BERMUDA
(Jurisdiction of incorporation or organization)

LOM Building
27 Reid Street
Hamilton HM 11
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

As of December 31, 2016, there were 20,686,847 shares outstanding of the Registrant's common stock, $0.01 par value per share.

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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth Company.  See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Non-accelerated filer (Do not check if a smaller reporting company) ☐	Accelerated filer ☐ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☒

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the platform supply vessel (PSV) market, as a result of changes in  the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

TABLE OF CONTENTS
PART I	1
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3. KEY INFORMATION	1
A. Selected Financial Data	1
B. Capitalization and Indebtedness	3
C. Reasons for the offer and use of Proceeds	3
D. Risk Factors	3
ITEM 4. INFORMATION ON THE COMPANY	17
A. History and Development of the Company	17
B. Business Overview	18
C. Organizational Structure	26
D. Property, Plants and Equipment	26
ITEM 4A. UNRESOLVED STAFF COMMENTS	26
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
A. Operating Results	26
B. Liquidity and Capital Resources	29
C. Research and Development, Patents and Licenses, etc.	30
D. Trend Information	30
E. Off Balance Sheet Arrangements	30
F. Tabular Disclosure of Contractual Obligations	30
G. Safe Harbor	31
H. Critical Accounting Estimates and Policies	31
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	35
A. Directors and Senior Management	35
B. Compensation	37
C. Board Practices	37
D. Employees	38
E. Share Ownership	38
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	38
A. Major Shareholders	38
B. Related Party Transactions	39
C. Interest of Experts and Counsel	40
ITEM 8. FINANCIAL INFORMATION	40
A. Consolidated Statements and other Financial Information	40
B. Significant Changes	41
ITEM 9. THE OFFER AND LISTING	41
ITEM 10. ADDITIONAL INFORMATION	42
A. Share Capital	42
B. Memorandum of Continuance and Bye-laws	42
C. Material Contracts	47
D. Exchange Controls	47
E. Taxation	48
F. Dividends and Paying Agents	54
G. Statement by Experts	54
H. Documents on Display	54
I. Subsidiary Information	55
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	55
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	55

i

PART II	56
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	56
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	56
ITEM 15. CONTROLS AND PROCEDURES	56
A. Disclosure Controls and Procedures.	56
B. Management's annual report on internal control over financial reporting.	56
C. Attestation report of the registered public accounting firm.	56
D. Changes in internal control over financial reporting.	57
ITEM 16. RESERVED	57
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	57
ITEM 16B. CODE OF ETHICS	57
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES	57
A. Audit Fees	57
B. Audit-Related Fees	57
C. Tax Fees	57
D. All Other Fees	57
E. Audit Committee's Pre-Approval Policies and Procedures	57
F. Not applicable	58
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	58
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS	58
ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	58
ITEM 16G. CORPORATE GOVERNANCE	58
ITEM 16H. MINE SAFETY DISCLOSURE	59
PART III	59
ITEM 17. FINANCIAL STATEMENTS	59
ITEM 18. FINANCIAL STATEMENTS	59
ITEM 19. EXHIBITS	59

ii

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.          KEY INFORMATION
Throughout this annual report, all references to "Nordic American Offshore," "NAO," the "Company," "we," "our," and "us" refer to Nordic American Offshore Ltd. and its subsidiaries. Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars," "US$" and "$" in this annual report are to the lawful currency of the United States of America, references to "Norwegian Kroner" and "NOK" are to the lawful currency of Norway and references to "British Pounds" and "GBP" are to the lawful currency of the United Kingdom.

A. Selected Financial Data

The following selected historical financial information should be read in conjunction with our audited financial statements and related notes, which are included herein, together with Item 5. Operating and Financial Review and Prospects.  The Statements of Operations data for the years ended December 31, 2016, 2015 and 2014 and the selected balance sheet data as of December 31, 2016 and 2015 have been derived from our audited financial statements included elsewhere in this document. The Statements of Operations data for the period from October 17, 2013 (inception) until December 31, 2013 and the selected balance sheet data as of December 31, 2013 have been derived from our audited financial statements not included in this Annual Report on Form 20-F.

SELECTED CONSOLIDATED FINANCIAL DATA All figures in thousands of USD except share data	Year ended December 31,			From October 17, 2013 to December 31,
	2016	2015	2014	2013
Charter Revenues	17,697	36,372	52,789	1,280
Charter Costs	(1,448)	(1,523)	(1,281)	(108)
Vessel Operating Costs	(24,137)	(24,580)	(23,038)	(686)
General and Administrative Costs	(4,503)	(4,261)	(5,815)	(482)
Depreciation Costs	(16,152)	(14,379)	(11,393)	(262)
Net Operating (Loss) Income	(28,543)	(8,372)	11,262	(258)

Interest Income	10	34	258	138
Interest Costs	(3,467)	(1,807)	(1,044)	-
Other Financial (Costs) Income	(151)	(699)	(2,333)	50
Total Other (Costs) Income	(3,608)	(2,472)	(3,119)	188
Income Tax	-	-	(1,212)	-

Net (Loss) Income	(32,151)	(10,844)	6,931	(70)

Basic (Loss) Earnings per Share	(1.54)	(0.47)	0.34	(0.01)
Diluted (Loss) Earnings per Share	(1.54)	(0.47)	0.34	(0.01)
Cash Dividends Declared per Share	0.28	0.94	1.35	-
Basic Weighted Average Shares Outstanding	20,939,260	23,203,142	20,314,530	8,772,166
Diluted Weighted Average Shares Outstanding	20,939,260	23,203,142	20,350,404	8,772,166
Market Price per Common Share as of December 31,	2.75	5.27	12.28	NA

Other Financial Data:
Net Cash (Used in) Provided by Operating Activities	(16,262)	5,987	17,183	(545)
Dividends Paid	(5,997)	(21,922)	(31,221)	-

Selected Balance Sheet Data (at period end):
Cash and Cash Equivalents	2,953	5,339	46,398	109,819
Total Assets (1)	374,854	336,200	322,421	245,382
Total Long-Term Debt (1) (2)	136,193	45,833	-	-
Common Stock	234	234	234	167
Total Shareholders' Equity	234,196	280,857	319,230	243,321

(1)
We have adopted Accounting Standard Update No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs, which require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability rather than an asset. This has been applied retrospectively to the comparative balance sheet data as of December 31, 2015, 2014 and 2013. The application reduces Long-Term Debt from $137,000 to $136,193 and $47,000 to $45,833 as of December 31, 2016 and 2015, respectively (all numbers in thousands of U.S. dollars). As of December 31, 2014 and 2013 we had no long-Term debt. The application reduces Total Assets from $375,661 to $374,854 and $337,367 to $336,200 as of December 31, 2016 and 2015, respectively. There were no changes for the years ending December 31, 2014 and 2013.

(2)	The outstanding amount drawn on our Credit Facility was $137,000 and $47,000 as of December 31, 2016 and 2015, respectively (all numbers in thousands of U.S. dollars).

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of Proceeds

Not applicable.

D. Risk Factors

Some of the following risks relate principally to the industry in which we operate. Other risks relate principally to ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common shares.

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

The level of offshore exploration, development and production activity has historically been characterized by volatility. The oil and gas drilling industry is cyclical, and the industry is in a down cycle.  Between March 2014 and March, 2017 the price of Brent crude fell from over $100 per barrel to approximately $55 per barrel, reaching a low point in January 2016 of less than $30 per barrel. In response to the decrease in prices of oil and gas, expenditures for offshore drilling decreased. The decline in exploration and development of offshore areas has resulted in a decline in demand for our offshore marine services. The lack of investment in offshore oil and gas exploration, development and production resulted in reductions in our day rates and utilization rates, and has a material effect on our financial condition and results of operations.

Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition.
The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:
•	a marine disaster;
•	terrorism;
•	environmental accidents;
•	cargo and property losses or damage; and
•	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.
Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable vessel operator.
An increase in the supply of PSVs would likely have a negative effect on charter rates for our vessels, which could reduce our earnings.
Charter rates for platform supply vessels, or PSVs, depend in part on the supply of vessels. Excess vessel capacity in the industry or a particular offshore market may result from:

•	constructing new vessels;
•	moving vessels from one offshore market area to another; or
•	converting vessels formerly dedicated to services other than offshore marine services;
In the last ten years, construction of vessels of the type we operate has increased. The addition of new capacity of various types to the worldwide offshore marine fleet are likely to increase competition in those markets where we presently operate which, in turn, could reduce day rates, utilization rates and operating margins, which would affect our financial condition and results of operations, cash flows and ability to pay dividends.

We are dependent on spot charters and any decrease in spot charter rates may adversely affect our earnings and our ability to pay dividends.

We currently own a fleet of 10 vessels, 3 of which are in lay-up. The 7 which are in operation are currently employed in the spot market. We are therefore highly dependent on spot market charter rates.  The spot charter rates for PSVs of our size have been highly volatile.  The average PSV spot charter rate for the year ended 2015 was $7,276 per day and $7,667 per day for the year ended 2016.

Our business has inherent operational risks, which may not be adequately covered by insurance.
In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred.  We procure insurance for the vessels in our fleet against those risks that we believe the shipping industry commonly insures against.  This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew liability insurance, and war risk insurance.  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per such occurrence.

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
The operations of our fleet may be subject to seasonal factors dependent upon which region of the world we are operating our PSVs.  Since inception, our vessels have operated only in the North Sea, however, if the terms and conditions for operations in other regions are more favorable, we might fix contracts for our vessels in other markets.
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

The European Union continues to experience relatively slow growth. Since the beginning of the financial crisis in 2008, the credit markets in Europe have experienced significant contraction, deleveraging and reduced liquidity. While credit conditions are stabilizing, global financial markets have been, and continue to be, volatile. Lending by financial institutions worldwide remains at lower levels compared to the period prior to 2008.

Continued economic slowdown in the Asia Pacific region, especially in China, may exacerbate the effect on us of the recent slowdown in the rest of the world. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on the shipping demand. The growth rate of China's GDP for the year ended December 31, 2016, is estimated to be around 6.7%, the slowest growth rate in twenty five years. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The state of global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms, which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. As a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms.  In addition, these difficulties may adversely affect the financial institutions that provide us with our original $60.0 million revolving credit facility, or our Credit Facility, which on March 16, 2015, was increased to $150.0 million, and may impair their ability to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations.  As of December 31, 2016, we had drawn down an aggregate of $137.0 million under the Credit Facility. However we are unable to draw further on the Credit Facility due to the terms under the waivers obtained.

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

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels.  These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and treaties and conventions of the United Nations International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally refer to as MARPOL, the International Convention for the Safety of Life at Sea of 1974, or the SOLAS Convention, and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.  A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault.  Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the U. S.  Furthermore, the 2010 explosion of the Deepwater Horizon well and the subsequent release of oil into the Gulf of Mexico, or other similar events, may result in further regulation of the shipping and offshore industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.  An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Paris Agreement (discussed below), or the Kyoto Protocol to the United Nations Framework Convention on Climate Change, that required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions.

We are subject to international safety standards and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the International Safety Management Code, or the ISM Code, promulgated by the IMO under the SOLAS Convention.  The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies.  In addition, vessel classification societies impose significant safety and other requirements on our vessels.
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
We did not recognize impairment charges in the year ended December 31, 2016. If the current weak market conditions continue, it would have a negative impact on future operating results and could possibly result in impairment charges.
We did not recognize impairment charges as of December 31, 2016. As more fully described in our accounting policies, we evaluate our individual assets for impairment whenever events or changes in circumstances indicate that the carrying amount of our vessels may not be recoverable. As required by U.S. GAAP (ASC 360), in determining whether our assets are recoverable, we compare our estimate of the undiscounted cash flows expected to be generated by the asset to its carrying amount. If the undiscounted cash flows are greater than the carrying amount, no impairment charge is recognized. As of December 31, 2016, we determined that the sum of the undiscounted cash flows for each vessel exceeded its carrying value.
Factors and conditions that could impact our estimates of future cash flows of our vessels include:
•	Reduced demand for our vessels;
•	Changes in behaviors and attitudes of our charterers towards technical, operational and environmental standards; and
•	Changes in regulations and requirements governing the technical and environmental capabilities of our vessels.
We believe that our impairment assumptions are reasonable.

During the past two years, the market value of vessels has declined, and we have identified impairment indicators. Our analysis assumed that we will keep all of our vessels for their remaining economic useful lives. We consider the economic useful life of each vessel to be 25 years from the time of construction.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating costs, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.

The most important assumptions in determining undiscounted cash flows are the estimated charter rates and utilization. For the first and second year of our analysis we use a 3-year weighted average, which is composed of the lower of the historical market rates and utilization, as provided by a third party, and the rates and utilization we have achieved for the same period. For the rate and utilization thereafter we use the 15-year historical average as provided by a third party. Charter rates and utilization are volatile.

We have used a long-term average because we believe it reflects the long-term perspective we have when we invest in our vessels and includes objective data reflecting both positive and negative cycles impacting our business. The actual rates and utilization we realize in the future in any given year is likely to differ significantly from the long-term historical averages that we use. We do not predict that rates and utilization will necessarily reach the 15-year historical average by the third year, but rather that we will achieve the average of the 15-year averages for the remaining useful life of the vessels.  As the analysis is based on undiscounted cash flows, timing of cash flows are not important, but if we slowly ramp up with increases or decreases we would achieve the same result as using the average rates and utilization.

In the future, we might change the assumptions we use in our analysis if we conclude that there has been a fundamental shift in the market and that the 3-year and 15-year historical average market rates and utilization are no longer indicative of future market conditions. This change in assumptions could result in an impairment charge being recognized.

The average spot market rates for the year ended December 31, 2016, was $7,667 per day, and the average spot market utilization was 67%. Our achieved rate for the period was $7,998 per day and the utilization was 67%. The figures presented with respect to us do not include longer term charter contracts for the respective periods. If the current weak market conditions continue for longer than we expect or decline further, it becomes more likely that we may recognize impairment charges. In a market where demand and supply for vessels are stable and rates are above a cash break-even, utilization rates are not as volatile. When the market is in such a state, the rates will fluctuate depending on the short term demand and supply, but as an overall market is in balance, vessels in the market will be able to secure contracts regularly.

Our impairment analysis as of December 31, 2016, based on 3-year and 15-year historical average PSV rates and utilization as of December 31, 2016, indicates that our undiscounted cash flows are 50% higher than carrying values.

We derive a significant portion of revenues from a relatively small number of larger customers, the loss of any of which could adversely affect our business and operating results.

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

Our Credit Facility is advanced at a floating rate based on LIBOR. Any volatility in the LIBOR rate will affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our earnings and cash flows.

Because we obtain some of our insurance through protection and indemnity associations, we may be required to make additional premium payments.

We may be subject to increased premium payments, or calls, in amounts based on our claim records, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability.

A decision of our Board of Directors and the laws of Bermuda may prevent the declaration and payment of dividends.

Our ability to declare and pay dividends is subject at all times to the discretion of our board of directors, and compliance with Bermuda law, and may be dependent, among other things, our having sufficient available distributable reserves. For more information, please see Item 8. Financial Information—Dividend Policy. We may not continue to pay dividends at rates previously paid or at all.

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

Our Credit Facility contains, and other debt agreements we may enter into in the future may contain, covenants which limit the amount of the facility available or that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.
Our Credit Facility imposes, and debt agreements we may enter into in the future may impose, operating and financial restrictions on us.  These restrictions could limit our ability, or the ability of our subsidiaries that are party thereto to:
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

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions.  Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed.  This may limit our ability to pay dividends if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.
Such operating and financial restrictions include, or may in the future include, a requirement on us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet.
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
As of December 31, 2016, we are in default of the minimum value adjusted equity, the minimum value adjusted equity ratio and the minimum liquidity covenants in the credit agreement governing the Credit Facility. The minimum value adjusted equity covenant requires us to maintain value adjusted equity of a minimum of $150.0 million. The minimum value adjusted equity ratio requires us to have value adjusted equity to value adjusted total assets of at least 45%. The minimum liquidity covenant requires us to have the higher of $10.0 million or 6% of our total debt.  Waivers have been obtained from our lenders lowering (i) the minimum value of equity and (ii) the minimum value adjusted equity ratio covenant requirements to levels at which the Company is in compliance, and suspending (iii) the minimum level of liquidity covenant. These waivers are effective until April 30, 2018. Under the waiver the Company is unable to draw further on the Credit Facility

Although we have received waivers lowering our covenant requirements, should our charter rates or vessel values materially decline further in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants.

Risks Relating to Investing in Our Common Shares

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
Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.
We are incorporated under the laws of Bermuda. Our Memorandum of Continuance, Bye-laws and the Companies Act govern our affairs. The Companies Act does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. There is a statutory remedy under Section 111 of the Companies Act which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder.
We are incorporated in Bermuda and it may not be possible for our investors to enforce U.S. judgments against us.

We are incorporated under the laws of Bermuda. Substantially all of our assets are located outside of the United States. In addition, most of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us, or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we are incorporated or where our are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us based on those laws.
Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current board of directors, which could adversely affect the market price of our common shares.
Several provisions of our Memorandum of Continuance and Bye-laws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:
•	authorizing our board of directors to issue "blank check" preferred shares without shareholder approval;
•	providing for a classified board of directors with staggered, three-year terms;

•	establishing certain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings;
•	prohibiting cumulative voting in the election of directors;
•	limiting the persons who may call special meetings of shareholders;
•
authorizing the removal of directors only for cause and only upon the affirmative vote of two-thirds of the votes cast at an annual meeting of shareholders by the holders of shares entitled to vote thereon; and

•	establishing supermajority voting provisions with respect to amendments to certain provisions of our Bye-laws.
These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.
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

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions.  If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
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

ITEM 4.          INFORMATION ON THE COMPANY
A. History and Development of the Company

Nordic American Offshore Ltd. was formed on October 17, 2013 under the laws of the Republic of the Marshall Islands. We are an international company formed for the purpose of acquiring and operating platform supply vessels, or PSVs, and currently own and operate ten vessels. We maintain our principal offices at LOM Building, 27 Reid Street, Hamilton HM 11 Bermuda. Our telephone number at such address is (441) 298-3535.

Effective September 26, 2016, we discontinued our existence as a company organized under the laws of the Republic of the Marshall Islands and continued our existence as an exempted company incorporated under the laws of Bermuda, which we refer to as the Redomiciliation. There was no change in our business, assets and liabilities, principal locations, fiscal year, directors or executive officers following the Redomiciliation, and our financials are presented on an un-interrupted basis. On November 10, 2016, our shareholders approved the adoption of the new bye-laws, or the Bye-laws, at our annual general meeting of shareholders. As a result of the Redomiciliation, the rights of holders of our common shares are now governed by our Bermuda Memorandum of Continuance, the Bye-laws and the Companies Act 1981 of Bermuda, or the Companies Act.

Transactions

On November 22, 2013, we issued an aggregate of 16,666,666 common shares in a Norwegian private placement, or the Private Placement, at $15.00 per share. These shares were listed on the Norwegian OTC List, or the NOTC, on November 27, 2013, under the symbol "NAO."

In November 2013, we purchased our initial fleet which consisted of six secondhand PSVs from Ulstein Shipping AS for an aggregate purchase price of approximately $265.7 million, which was partially financed using the net proceeds from the Private Placement. The vessels were delivered to us during the course of December 2013 and January 2014.
In February 2015, we purchased two newbuilding PSVs, the NAO Storm and the NAO Viking, for a purchase price of $36.0 million and $36.5 million, respectively. The vessels were delivered to us in January 2016.
In May 2014, we purchased two additional newbuilding PSVs, the NAO Horizon and NAO Galaxy, for a purchase price of $35.5 million and $33.8 million, respectively. The NAO Horizon was delivered to us in April 2016, and the NAO Galaxy was delivered to us in June 2016.
In June 2014, we completed our underwritten initial public offering in the United States, or our IPO, of 6,764,704 common shares, including the full exercise of the underwriters' option to purchase 882,352 additional common shares, at $16.00 per share and our common shares commenced trading on the New York Stock Exchange, or NYSE, under the symbol "NAO."  The net proceeds we received were used to finance a portion of the purchase price of the newbuildings in our fleet.
In July 2014, we completed our offer to exchange unregistered common shares that were previously issued in Norwegian equity private placements (other than the common shares owned by affiliates of us) for common shares that were registered under the Securities Act of 1933, as amended, or the Securities Act, which we refer to as the Exchange Offer. Upon completion of the Exchange Offer, holders of 11,478,478 unregistered common shares validly tendered their shares in exchange for such registered common shares, representing a participation rate of 93.5%. We delisted our common shares from the NOTC on October 14, 2015.

In May 2015, our Board of Directors authorized a share repurchase program under which we may repurchase up to 2.5 million of our common shares. As of the date of this annual report, 1,172,774 shares have been repurchased under the program at an average price of $5.99 per share, of which 301,935 shares were purchased during the financial year ended December 31, 2016.
In February 2016, we completed the purchase of 1,571,749 of our own common shares in a private transaction at a purchase price of $4.50 per share.
In March 2017, we completed an underwritten public follow-on offering of 41,300,000 common shares, which includes 1,300,000 common shares sold pursuant to the underwriters' partial exercise of the overallotment option to purchase additional common shares, at a price of $1.25 per share. The net proceeds we received from the offering are to be used for general corporate purposes, working capital purposes and for the expansion of our fleet.
As of the date of this annual report, we have 64,731,370 common shares issued, 61,986,847 outstanding and 2,744,523 treasury shares.
B. Business Overview

We are a platform supply vessel company that owns ten vessels. As of the date of this annual report, seven of our vessels are operating in the North Sea in the spot market.

Our Fleet

As of the date of this annual report, our fleet currently consists of the following ten PSVs.

Vessel name	Yard (2)	Year Built	Capacity (dwt)	Cargo Deck Area (sq meters)	Delivered to NAO
NAO Fighter (1)	Ulstein	2012	4200	850	January 2014
NAO Prosper	Ulstein	2012	4200	850	January 2014
NAO Power	Ulstein	2013	4200	850	January 2014
NAO Thunder	Ulstein	2013	4200	850	December 2013
NAO Guardian	Ulstein	2013	4200	850	December 2013
NAO Protector	Ulstein	2013	4200	850	December 2013
NAO Storm	Ulstein	2015	4200	850	January 2015
NAO Viking	Ulstein	2015	4200	850	January 2015
NAO Galaxy (1)	Vard	2016	4100	850	April 2016
NAO Horizon (1)	Vard	2016	4100	850	June 2016

(1)	Vessel is laid up.
(2)	"Ulstein" refers to Ulstein Verft AS and "Vard" refers to Vard Group AS.

Employment of Our Fleet
It is our policy to operate our vessels either in the spot market or on short to long-term time charters.
The Vessels in our fleet are considered homogeneous and interchangeable as they have approximately the same cargo deck area and capacity. Seven of these PSVs are now in operation. As of the date of this annual report, three vessels are laid up awaiting improved trading conditions. We operate our vessels through Nordic American Offshore UK (NAO UK) in the UK and Norwegian sectors of the North Sea on both spot and shorter term time charters, although we may consider other regions depending on market conditions.
Technical Management of our Vessels
As of December 31, 2016, the ship management firm Remøy Shipping AS, or "Remøy", and V. Ships Limited, or V.Ships provide technical management for nine and one of the Company's ten vessels,  respectively.
Company Management
In January 2014, the Company, entered into a management agreement with Scandic American Shipping Ltd, "Scandic" or "the Manager" for the provision of administrative services for the Company as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors.
For services under the management agreement Scandic currently receives a management fee of $100,000 per annum for a ten vessel fleet, and is reimbursed for cost incurred in connection with its services. In addition to costs incurred which are directly attributable to us, we also pay a portion of the operational costs such as salary and office rent among others, incurred by Scandic which is allocated to us. For the years ended December 31, 2016 and 2015, we paid an aggregate of $2.2 million and $2.1 million, respectively, for such costs incurred.
The International Offshore Market
International offshore support services are provided by a variety of companies both public and private. The vessels used vary significantly in size and specification depending on their expected role in supporting offshore drilling and production. Typically the customer is either an oil company or an offshore oil rig operator. Employment of the vessels is categorized either as spot employment, where a vessel is hired anywhere from 24 hours to several weeks or long term contract employment where the customer has the vessel at their disposition for more than twelve months or years.

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

All offshore exploration and production businesses were impacted by the decline in the oil market in the second half of 2014. The lower oil price led to cancellation or postponement of many investment programs related to new fields and exploration. In the fourth quarter of 2014 a number of exploration projects were cancelled or postponed. This negatively impacted the demand for all categories of offshore support vessels for the twelve months ended December 31, 2015 and 2016

From the low point of $30 per barrel in January 2016, the price of oil has started to improve and has remained above $50 per barrel from December 2016 to the date of this report. The improved oil price and new lowered cash break even for the oil companies has resulted in a more positive sentiment in the industry. A stable oil price at profitable levels for the oil companies can be expected to result in increased offshore activity, in turn providing a stronger rate environment for offshore support vessels.
The 2016 Offshore Support Vessel Market (Source: Fearnleys)
As we leave behind 2016, it is clear that it became the worst for offshore service vessels we have seen since the mid-1980s. More or less all OSV owners worldwide have gone through some sort of restructuring, consolidation or are facing protection under US Chapter 11. These agreements have seen owners receive some leeway from their banks and bondholders, however by simply postponing interest payments and amortising debt will not create a foundation for a sustainable industry going forward.

It is easier for a PSV company with access to the U.S. capital markets to strengthen its capital base than a company which does not operate in that market.

Term rates are telling much of the same story as for 2015. In the supply segments, both the North Sea spot market as well as other areas globally, rate levels have been reduced to more or less only cover operational expenditure, whilst utilisation remains at record low levels. However, there have been some recent glimmers of hope on both the UK- and Norwegian side of the North Sea recently, though any hope of a market upturn has been rather short-lived.

After leaving behind a year where the number of active drilling rigs reached an historic low, the major energy companies are seemingly more optimistic towards the future of oil and gas. An example of such is Statoil announcement that it plans to drill 30 wells in 2017, which is an increase of 16% compared to 2016.

Whilst it has not been the case for the OSV industry in the past, 2016 has seen an increase in vessels being sold for recycling/ scrapping. Furthermore, as prices of units older than 10-15 years are reported at very low levels, we are seeing a fair amount of units converted for various fishing operations and hence, effectively withdrawing them from trading in the offshore industry in the future.

The time for owners placing speculative orders seems to have passed, and the few orders placed over the recent past have only been against long-term contracts. Further, orders with scheduled deliveries in 2015 and 2016 have either been cancelled or seen delivery postponed to 2017 and onwards.
The Offshore Market 2017

The sentiment in the offshore sector has improved significantly over the last few months following the increase in the price of oil, oil demand continuing to show strength and oil companies lowering the cash break even for projects. The effects of a more stable or increased level of activity from the oil companies will not have an immediate impact on the PSV market rates. Starting new projects, re-starting existing projects that are on hold and increasing activity on existing projects take time from decision to full operation, and as such, PSV spot rates will be below operating expenses through the first quarter of 2017 and may continue to be so throughout the year.
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

International Maritime Organization

The IMO is the United Nations agency for maritime safety and the prevention of pollution by ships.  The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention of Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as the CLC, the Bunker Convention, and MARPOL. MARPOL is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

U.S. Regulations

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the U. S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The U. S. has also enacted CERCLA which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner or operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Accordingly, both OPA and CERCLA impact our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any spill response vessels to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels, irrespective of their flag; however, certain exceptions apply to warships or where human safety, or that of the ship, is in danger.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limit greenhouse gas emissions from ships.

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions.  Currently operating ships are now required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. Under those measures by 2025, all new ships built will be 30% more energy efficient than those built in 2014. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European Union  ports from January 2018 collect and publish data on carbon dioxide emissions and other information. In the U. S. the Environmental Protection Agency, or the EPA, has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulfur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or the Paris Agreement, that restrict emissions of greenhouse gases from marine vessels, could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization, or the ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 entered into force on August 20, 2013. Amendments to MLC 2006 were adopted in 2014 and 2016. MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

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

Similarly, in December 2002, amendments to the SOLAS Convention created a new chapter of the convention dealing specifically with maritime security.  The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Security Code, or the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.

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
 Hull & Machinery and War Risk Insurance

We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of the vessels in our fleet. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss or the constructive total loss of a vessel. The agreed deductible on each vessel averages approximately $130,000.
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

We expect that our protection and indemnity insurance coverage for pollution will be $1 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group of Protection & Indemnity Clubs, or the International Group, insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The pooling agreement provides a mechanism for sharing all claims in excess of $9 million up to $7.5 billion, the capped exposure of each P&I Association under the pooling agreement. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

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
C.          Organizational Structure

As of December 31, 2016, we are the sole owner of all of the outstanding shares of Blue Power Limited, a company organized under the laws of Bermuda and Nordic American Offshore (UK) Ltd., a company organized under the laws of the United Kingdom.
D.          Property, Plants and Equipment

Other than our vessels, we do not own any material property. Please see Item 4. Information on the Company–Business Overview–Our Fleet, for a description of our vessels. All of our PSVs are mortgaged as collateral under our Credit Facility.
ITEM 4A.       UNRESOLVED STAFF COMMENTS

The Company has received comments from the Staff of the Commission related to the Company's Reports on Form 20-F for the year ended December 31, 2015 and on Form 6-K for the quarter ended September 30, 2016 that concern the Company's vessel impairment analyses.  The Staff has requested additional information on assumptions and a sensitivity analysis related to our impairment analysis of our vessels.   The Company has been in discussions with the Staff about these questions. The Company believes additional disclosures have been incorporated into our subsequent filings that are responsive to the Staff's comments. The Company does not know what the outcome of such discussions will be, in particular, whether they will lead to a change in its impairment analysis, and if so, of what nature.   The Company will continue to work with the Staff to resolve any outstanding comments.
The above discussion is not required to be set forth in this Item 4A, and the Company is providing this description voluntarily.
ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

We present our Statement of Operations and Comprehensive (Loss) Income using charter revenues and charter costs. During the periods ended December 31, 2016, 2015 and 2014, our vessels were employed in the North Sea on term and spot charters.

RESULTS FOR THE YEAR ENDED DECEMBER 31, 2016 COMPARED TO YEAR ENDED DECEMBER 31, 2015
	Year ended December 31,
All figures in USD '000	2016	2015	Variance
Charter Revenues	17,697	36,372	(51.3%)
Charter Costs	(1,448)	(1,523)	(4.9%)
Vessel Operating Costs	(24,137)	(24,580)	(1.8%)
General and Administrative Costs	(4,503)	(4,261)	5.7%
Depreciation Costs	(16,152)	(14,379)	12.3%
Net Operating Loss	(28,543)	(8,372)	240.9%
Interest Income	10	34	(70.7%)
Interest Costs	(3,467)	(1,807)	91.9%
Other Financial Costs	(151)	(699)	(78.4%)
Total Other Costs	(3,608)	(2,472)	46.0%
Loss before income taxes	(32,151)	(10,844)	196.5%
Income Tax	-	-	NA
Net Loss and Comprehensive Loss	(32,151)	(10,844)	196.5%

In 2015 we had three term charters, two of which were for the whole year and one for the first six months, where rates were significantly higher than the spot market. In 2016 all trading days, except three months of a term charter signed in 2014 for one vessel, were in the spot or short term market where rates and utilization remained low. The expiry of the term contracts is the primary reason for the 51.3% decline in charter revenues. Additionally, both our utilization and charter rates in the spot market for the year ended December 31, 2016, were lower than for the year ended December 31, 2015.  We had two vessel delivered in 2016 which did not enter into trading and our trading capacity in 2016 was slightly lower than 2015 due to the NAO Fighter being laid up in October 2016.

The reduction in charter costs of 4.9% is primarily due to reduced commissions. Commissions are primarily paid on a percentage of the rate, and with the reduction in charter revenues these costs decrease. The decrease is offset by increased fuel consumption charged to the Company. This is consumption incurred when the vessels are not chartered to a customer.

The new vessels added to the fleet in 2016 are in lay-up with an operating cost significantly lower than operating costs for a vessel in operation. The increase in costs from adding two new vessels which were laid up to the fleet was offset by one additional vessel being laid up in October 2016 and this together with the U.S. dollar strengthening by approximately 2.5% to the Norwegian Krone reduced the vessel operating costs by 1.8% as compared to 2015 where eight vessels were in full operation for the whole year.

The 5.7% increase in general and administrative costs is due to the strengthening of the organization with additional employees increasing the cost basis. In addition fees to our auditor and legal advisors increased due to our re-domiciliation from the Marshall Islands to Bermuda.

The 12.3% increase in depreciation costs is a result of the acquisition of two new vessels in 2016. The vessels were delivered in April and June 2016, and were depreciated from the time of delivery.

Net operating loss was $28.5 million for the twelve months ended December 31, 2016, compared to $8.4 million for the twelve months ended December 31, 2015. The increase in net operating loss is primarily caused by the reduction in charter revenues and increase in depreciation as described above.

No vessel impairment was recorded for the year after having performed an impairment analysis. The Company's fleet's average age is just over 3 years and the estimated undiscounted cash flows exceed the book value of each vessel as of December 31, 2016. Please see further information under "Item 5H.-Critical Accounting Estimates".

The increase of 91.9% in interest costs is due to an increase of $90.0 million in amounts drawn on the Credit Facility for the twelve months ended December 31, 2016 compared with the twelve months ended December 31, 2015. This was due to the company repurchasing 1,873,684 of its own shares, taking delivery of two ships, and drawing down on the Credit Facility for general corporate purposes in 2016.

RESULTS FOR THE YEAR ENDED DECEMBER 31, 2015 COMPARED TO YEAR ENDED DECEMBER 31, 2014
	Year ended December 31,
All figures in USD '000,	2015	2014	Variance
Charter Revenues	36,372	52,789	(31.1%)
Charter Costs	(1,523)	(1,281)	18.9%
Vessel Operating Costs	(24,580)	(23,038)	6.7%
General and Administrative Costs	(4,261)	(5,815)	(26.7%)
Depreciation Costs	(14,379)	(11,393)	26.2%
Net Operating (Loss) Income	(8,372)	11,262	(174.3%)
Interest Income	34	258	(86.8%)
Interest Costs	(1,807)	(1,044)	73.0%
Other Financial Costs	(699)	(2,333)	(70.0%)
Total Other Costs	(2,472)	(3,119)	(20.7%)
(Loss) Income before income taxes	(10,844)	8,143	(233.2%)
Income Tax	-	(1,212)	(100%)
Net (Loss) Income and Comprehensive (Loss) Income	(10,844)	6,931	(256.5%)

The decline in charter revenues of 31.1% was caused by a reduction in rates and utilization in the North Sea, both for term and spot charters. The reduction of rates and utilization was due to the reduced oil price and an oversupply of vessels available in the market.

The increase in charter costs of 18.9% was primarily due to an increase in offhire and idle time in 2015, where the vessel consumption of fuel is the owner's cost.

The increase in vessel operating costs of 6.7% was primarily due to the acquisition of two vessels in January 2015. The increase is offset by the U.S. dollar strengthening against the Norwegian Kroner, as parts of the vessel operating costs are denominated in Norwegian Kroner.

The 26.7% decrease in general and administrative costs was due to the success fee paid to NAT of $1.5 million related to the NYSE listing in 2014.

The 26.2% increase in depreciation costs was a result of the acquisition of two new vessels in 2015.

Net operating loss was $8.4 million for the twelve months ended December 31, 2015, compared to a net operating income of $11.3 million for the twelve months ended December 31, 2014. The decrease in net operating result is primarily caused by the reduction in charter revenues caused by a reduction in the market rates and utilization.

No vessel impairment was recorded during the year after having considered the Company's fleet's average age of less than 3 years, a low cost base and market outlook that gives estimated undiscounted cash flows that exceeds the book value of each vessel as of December 31, 2015.

Interest costs were $1.8 million for the twelve months ended December 31, 2015, compared to $1.0 million for the twelve months ended December 31, 2014. The increase is due to an increase in amounts drawn on the Credit Facility for the twelve months ended December 31, 2015 compared with the twelve months ended December 31, 2014.

Income tax was $0.0 million of the twelve months ended December 31, 2015, compared to $1.2 million for the twelve months ended December 31, 2014. The taxes incurred for the twelve months ended December 31, 2014 relates to our operations prior to being accepted into the UK Tonnage Tax regime on March 10, 2014. Tonnage tax incurred subsequent to entering the UK Tonnage Tax regime was included in Vessel Operating Costs and was considered to be immaterial due to the fact that tax is levied based on net tonnage.

B. Liquidity and Capital Resources

Equity Issuances
In November 2013, we issued an aggregate of 16,666,666 common shares in the Private Placement in Norway at $15.00 per share, resulting in net proceeds to us of $243.4 million. The net proceeds of the Private Placement were used to finance the purchase price of the six vessels in our initial fleet.

In June 2014, we completed our IPO of 6,764,704 common shares, including the full exercise of the underwriters' option to purchase 882,352 additional common shares, at $16.00 per share, resulting in net proceeds to us of approximately $100.2 million. The net proceeds of the IPO were used to finance a portion of the purchase price of the newbuilds in our fleet.

In March 2017, we completed an underwritten public follow-on offering of 41,300,000 common shares, which includes 1,3000,000 common shares sold pursuant to the underwriters' partial exercise of the overallotment option to purchase additional common shares, at a price of $1.25 per share. The net proceeds we received from the offering were approximately $48.8 million and are to be used for general corporate purposes, working capital purposes and for the expansion of our fleet.

Credit Facility

On December 19, 2013, we entered into a revolving credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB for up to $60.0 million, our Credit Facility. On March 16, 2015, we expanded our Credit Facility to $150.0 million. Our Credit Facility provides funding for future vessel acquisitions and general corporate purposes. Amounts borrowed under our Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and we pay a commitment fee on any undrawn amounts. The maximum potential annual commitment fee payable on undrawn amounts is $600,000. There are no mandatory repayments of principal during the term of the Credit Facility, and we pay interest only on drawn amounts and commitment fee for undrawn amounts. The original maturity of the 2013 Credit Facility was in December 2018. The Credit Facility, as expanded, matures in March 2020.

As of December 31, 2016 and December 31, 2015, we had $137.0 million and $47.0, respectively outstanding under the Credit Facility. As of December 31, 2016 we were in default of the minimum value adjusted equity, the minimum value adjusted equity ratio and the minimum liquidity covenants in the credit agreement governing the Credit Facility. We received waivers with respect to such defaults from the lenders under the Credit Facility until April 30, 2018. Under the terms of the waiver obtained, we are unable to draw further on the Credit Facility. We were in compliance with our loan covenants under the Credit Facility as of December 31, 2015. The waiver obtained does not prohibit the Company from paying dividends.

The Company has considered discussions of transactions which would expand both its asset and capital base, but has not gone forward with such discussions.  The Company has conducted its follow on offering, which has strengthened its capital base, during the first quarter of 2017.

Cash on hand was $3.0 million as of December 31, 2016. Giving effect to our March 2017 underwritten follow-on offering of 41,300,000 common shares, we added $49.3 million from proceeds before associated expenses estimated at $0.5 million.

Management believes that our working capital is sufficient for our present requirements.

Cash Flow

Cash flows from operating activities decreased to ($16.3) million used in operating activities for the year ended December 31, 2016 from $6.0 million provided by operating activities for the year ended December 31, 2015. The decrease in cash flows from operating activities is primarily due to the decrease in average realized rates and fleet utilization, which are the primary drivers of cash flows from operating activities. For the nine months ended September 30, 2015, we had three vessels operating on term contracts with rates significantly higher than the spot market. Two of these contracts expired in December 2015, and one lasted to the end of March 2016. All earnings in 2015 and 2016, except the before mentioned, have been based on assignments in the spot market.
Cash flows from investing activities decreased to ($61.6) million for the year ended December 31, 2016 from ($65.2) million for the year ended December 31, 2015. The decrease in cash flows from investing activities is primarily due to the delivery of two vessels acquired in 2016 for a lower purchase price than the two vessels delivered to us in 2015.
Cash flows from financing activities increased to $75.5 million for the year ended December 31, 2016 compared to $18.3 million for the year ended December 31, 2015. The increase in 2016 is due to proceeds from the increased use of our Credit Facility and a decrease in cash dividends paid, which was offset by a $3.0 million increase in payments for repurchases of treasury shares.
C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

The offshore supply vessel industry is cyclical and changes in oil price and exploration activity are causing volatility in the charter hire rates. The market is subject to seasonality with lower activity in the winter months. See Item 4. Information on the Company–B. Business Overview – The International Offshore Market.
E. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2016, consist of our obligations as a borrower under our Credit Facility.

The following table sets out financial, commercial and other obligations outstanding as of December 31, 2016 (all figures in thousands of USD).

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Facility (1)	$137,000	-	-	$137,000	-
Interest Payments (2)	$12,090	$3,778	$7,556	$756	-
Commitment Fees (3)	$291	$91	$182	$18	-
Total	$149,381	$3,869	$7,738	$137,774	-

(1)	Refers to obligations to repay indebtedness outstanding as of December 31, 2016
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2016
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2016. Estimate based on applicable commitment fee and undrawn amount as of December 31, 2016

As of the date of this annual report we have $44.0 million in cash on hand, and $13.0 million undrawn under our Credit Facility. Under the terms of the waiver that we have obtained, we are unable to draw further on the Credit Facility.

G. Safe Harbor

See "Cautionary Statement Regarding Forward Looking Statements" at the beginning of this annual report.

H. Critical Accounting Estimates and Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Item 18. Financial Statements Note 2 Summary of Significant Accounting Policies.

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

Accounting for Acquisition of Vessels: The Company performed an analysis of the acquisition of its initial fleet of six vessels in context of ASC 805, which defines a business for accounting principles generally accepted in the United States. The codification defines a business as "an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants." Furthermore, subtopic ASC 805-10-55 provides implementation guidance to identify what constitutes a business. The Company considered each element of a business described in the subtopic (i.e. inputs, processes and outputs). A PSV was considered to be an input that is an economic resource in the form of a long-lived asset that has the ability to create outputs when processes are applied to it in the form of strategic, operational and resource management processes. The Company did not identify any processes that were transferred from the seller with the vessels, and therefore has accounted for all historical PSV acquisitions as asset acquisitions.

In January 2017, the FASB issued ASU 2017-01, "Business Combinations - Clarifying the Definition of a Business" to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. ASU 2017-01 is effective in annual periods beginning after December 15, 2017. We do not expect the adoption of this standard to have a material effect on our financial condition or results of operations.

Vessels, net: Vessels and equipment are stated at historical costs, less accumulated depreciation which is provided by the straight line method over their estimated useful life of 25 years. Interest is capitalized in connection with the construction of vessels. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessel. Repairs and maintenance are expensed as incurred. The vessels' estimated residual values and useful life are reviewed when there has been a change in circumstances that indicate the original estimate may no longer be appropriate. Residual values are estimated at approximately $1.5 million for each vessel in the fleet at December 31, 2016 and 2015.

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

Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating costs, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated discounted cash flows are determined by considering an estimated daily charter rate for the remaining operating days. The Company estimates the daily charter rate for the remaining operating days based on the historical average for similar vessels and utilizing available market data for current charter rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating costs (including planned drydocking and engine overhaul expenditures). If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value, less cost to sell. Fair market value is based on broker values from two separate reputable brokers and the vessel values will reflect the earnings potential of a vessel of that age, type and condition.

The Total Fleet – Comparison of Carrying Value versus Market Value

During the past two years the market value of vessels as provided by offshore shipbrokers has declined, and we have impairment indicators. We have performed cash flow analysis with undiscounted values to assess the recoverability of the carrying value of our vessels. Our analysis did not result in any vessels having carrying values exceeding undiscounted cash flows. The analysis is based on the assumption that we will keep for their remaining economic useful life, considered to be 25 years from time of construction. Below is the basis of our analysis of undiscounted cash flows and a comparison of our carrying values to the current values of our vessels as assessed by brokers.

The table set forth below indicates (1) the rates used when testing for impairment (2) the break-even rate, (3) the actual rates and (4) the market rates. The rates presented are the effective rates, which are registered rates multiplied by registered utilization to account for idle time between contracts.

	Rates used (1)			Break-even (2)	Actual rates (3)		Market rates (4)
$ per day	First year	Second year	Thereafter		2016	2015	2016-2012	2016-2007
Rates	$8,632	$8,632	$21,007	$18,216	$7,998	$9,214	$15,306	$20,993
Utilization	76%	76%	90%	NA	67%	78%	83%	88%

1.
We use a weighted average of the market for the last three years for the North Sea provided by a third party for the first and second year, and an average market for the last 15 years for the North Sea for the years thereafter. For our operational period we compare the market rate to our achieved spot rate and use the lower of the two as input in the average.

2.
The lowest rate used for the remaining estimated life of the vessel that would result in the undiscounted cash flows not recovering the book value for one vessel in our fleet and is calculated by reducing the historical market rates in (1).

3.	Actuals achieved in the spot market by NAO as of December 31, 2016 and 2015. Achieved rates in the term market are not included.
4.	Actuals for the North Sea as provided by a third party for the latest five and ten year periods.

The table set forth below indicates the carrying value of each of our vessels as of December 31, 2016, which of those vessels we believe has a carrying value that exceeds the market value, based on shipbroker reports and the aggregate of difference between carrying values and market values.

Vessel	Yard	Year built	Delivered to NAO	Carrying value ($ millions)
NAO Fighter*	Ulstein	2012	January 2014	38.6
NAO Prosper*	Ulstein	2012	January 2014	38.7
NAO Power*	Ulstein	2013	January 2014	39.2
NAO Thunder*	Ulstein	2013	December 2013	38.6
NAO Guardian*	Ulstein	2013	December 2013	38.8
NAO Protector*	Ulstein	2013	December 2013	38.5
NAO Storm*	Ulstein	2015	January 2015	33.2
NAO Viking*	Ulstein	2015	January 2015	33.6
NAO Horizon*	VARD	2016	April 2016	34.5
NAO Galaxy*	VARD	2016	June 2016	33.2

* Indicates vessels where we believe the carrying value exceed the market value, based on estimates by shipbrokers, as of December 31, 2016. We believe the aggregate carrying value of these vessels exceed their market value, based on shipbrokers, by approximately $121.1 million.

If, in performing our impairment analysis as of December 31, 2016, we had used the 10-year historical average PSV rates and utilization as of December 31, 2016, our undiscounted cash flows would have exceeded the vessels' carrying values. If we had used the 5-year historical average PSV rates and utilization as of December 31, 2016, all of our vessels would have had carrying values exceeding undiscounted cash flows, and we would have recognized an impairment charge of $121.1 million if all vessels were written down to market values based on estimates by ship brokers. The Company may not be able to realize these estimated market values if it was to sell the vessels in the second-hand market, which would ultimately result in a higher impairment charge than the indicated difference between carrying values and market values.

We believe that the future undiscounted cash flows expected to be earned by our vessels over their operating lives exceeded the vessels' carrying amounts at December 31, 2016.   Our impairment analysis as of December 31, 2016, based on 3-year and 15-year historical average PSV rates and utilization as of December 31, 2016, indicates that our estimated undiscounted cash flows are 50 % higher than carrying values.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Senior Management of the Company and the Manager

Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors currently consists of five directors and is elected annually on a staggered basis. Each director elected holds office for a three-year term or until his or her successor is duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his term of office. The term of our Class A director will expire at our 2017 annual meeting of shareholders.   The term of our Class B directors will expire at the 2018 annual meeting of shareholders. The term of our Class C directors will expire at the 2019 annual meeting of shareholders.

Officers are appointed from time to time by our Board of Directors and hold office until a successor is appointed. The business address of each of our directors and executive officers listed below is Nordic American Offshore Ltd., LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.

Name	Age	Position
Herbjørn Hansson	69	Executive Chairman and Class C Director
Marianne Lie	56	Executive Vice Chairman and Class C Director
Paul J. Hopkins	70	Class B Director and Audit Committee Member
James Kelly	64	Class B Director
David M. Workman	57	Class A Director
Tor-Øyvind Bjørkli	46	Managing Director
Turid M. Sørensen	56	Chief Financial Officer

Biographical information concerning the directors and executive officers listed above is set forth below.

Herbjørn Hansson, Executive Chairman and Class C Director
Herbjørn Hansson (MBA) has graduated from the Norwegian School of Economics and Business Administration and attended Harvard Business School. He has served as our Executive Chairman since our inception. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. UNS became a public company in 1993. While under Mr. Hansson's management, UNS increased dividends paid to shareholders each year for nine years. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until he started working full-time for Nordic American Tankers, or NAT (NYSE:NAT), on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of NAT since its establishment in 1995. NAT was listed on the NYSE in 1997. Since then, NAT has paid dividends 70 times, with total dividend payments of $45.38 per share from the fourth quarter of 1997 to the date of this report. He also has been a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

Marianne Lie, Executive Vice Chairman and Class C Director
Marianne Lie has served as our Class C director since December 2013. In June 2016, Ms. Lie was appointed as our Executive Vice Chairman. The Managing Director of NAO reports to Ms. Lie. Having broad international experience, she has been and still is a board member of several Norwegian companies mainly within the shipping, offshore business, energy and finance industries. She was until recently a member of the shareholders Committee of the Central Bank of Norway. She was in the Norwegian Shipowners Association from 1988 until 1998, after which she was managing director of the Norwegian Branch of Vattenfall, a Swedish based energy group. Ms. Lie was also a board member of the Finnish energy group Fortum. She was managing director of the Norwegian Shipowners Association from 2002 to 2008. Ms. Lie has studied law and political science at the University of Oslo.

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

Tor-Øyvind Bjørkli, Managing Director
Tor-Øyvind Bjørkli served as our Chief Executive Officer from March 2014 until June 2016.  In June 2016, Mr. Bjørkli was appointed as our Managing Director. On April 3, 2017, Mr. Bjørkli tendered his resignation as our Managing Director and we expect he will step down from his position in mid-2017. Mr. Bjørkli graduated from Vestfold University College with a Bachelor of Science degree in Marine Engineering in 1992. He completed the Royal Norwegian Naval Officer Training School in 1993 and his Master of Science degree at Norwegian University of Science and Technology in 1999. For the last eight years he has been a Partner with RS Platou ASA's offshore sale and purchase and newbuilding division. Before joining RS Platou ASA, a major international offshore and shipbroking firm, he held the position as a Surveyor with the classification society, Det Norske Veritas' (DNV GL) in the Miami office.

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

B. Compensation

We currently have employment agreements with our Executive Chairman, Executive Vice Chairman, Managing Director and Chief Financial Officer to be paid an aggregate amount of about $850,000 per year. Under the terms of these employment agreements, either party may terminate the agreement with up to six months prior notice.

Our current non-executive directors receive annual compensation in the amount of $37,500 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee.

We do not have a retirement benefit plan for our officers or directors.

C. Board Practices

Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his or her successor is duly elected and qualified. Our current Class B and Class C directors were elected at our annual general meeting held in 2013. The Class B directors were re-elected at our 2015 annual general meeting to serve until the 2018 annual general meeting. Our Class C director was re-elected for a new term at our 2016 annual general meeting to serve until the 2019 annual general meeting. The term of our Class A director will expire at our 2017 annual general meeting at which our Class A director will be up for re-election.
The sole member and Chairman of our Audit Committee is Mr. Hopkins. The Audit Committee provides assistance to the Board of Directors in fulfilling its responsibilities to shareholders, and the investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company. The Audit Committee, among other duties, recommends the independent auditors to be selected to audit the financial statements of the Company, meets with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company, and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.
Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies. For more information, see "Item 16G.—Corporate Governance".

There are no contracts between us and any of our directors providing for benefits upon termination of their employment.
D. Employees

As of December 31, 2016 we have six employees filling the positions of Executive Chairman, Executive Vice-Chair, Managing Director, Chief Financial Officer, Managing Director of NAO (UK) and a chartering manager.

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
Title	Identity of Person	No. of Shares	Percent of Class(1)
Common	Nordic American Tankers Limited (2)	14,018,280	22.6%
Common	Magnus Roth (3)	8,000,000	12.9%
Common	High Seas AS (Hansson family) and Herbjørn Hansson directly (4)	2,223,233	3.7%
Common	Marianne Lie		*
Common	Paul J. Hopkins		*
Common	James Kelly		*
Common	Turid M. Sørensen		*

(1)	Based on 61,986,847 common shares outstanding as of the date of this annual report unless otherwise indicated.
(2)	Based on information contained in Schedule 13D/A that was filed with the SEC on March 3, 2017.
(3)	Based on information contained in Schedule 13G that was filed with the SEC on March 7, 2017.
(4)	High Seas AS is a company controlled by Herbjørn Hansson, our Chairman, for the benefit of his family.

* Less than 1% of our outstanding shares of common shares.

B. Related Party Transactions

Nordic American Tankers Limited.

On November 18, 2013, as a part of the Private Placement, NAT participated in our establishment with the purchase of 4,333,566 of our common shares for $65.0 million, giving NAT a 26% ownership interest in NAO. Subsequently, in 2014, NAT distributed shares to its shareowners as dividend-in-kind, and acquired NAO common shares in the market. For information on NAT's share ownership at the time of the filing of this annual report, please see Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.

As compensation for coordinating the Private Placement NAT received 833,333 warrants with an exercise price of $15.00 per common share. The warrants expired on December 31, 2015, and were not exercised.

In December 2013, we entered into a management agreement with Scandic, a subsidiary of NAT, for the provision of administrative services as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors.

For services under the management agreement, Scandic receives a management fee of $100,000 per annum for a ten vessel fleet, and is reimbursed for cost incurred in connection with its services. In addition to costs incurred which are directly attributable to us, we also pay a portion of the operational costs such as salary and office rent, among others, incurred by Scandic which is allocated to us.

For the successful listing on the NYSE in June 2014, NAT received a success fee from us of $1.5 million.

In August 2014, NAT distributed approximately 700,000 of its NAO shares to its shareholders as dividend-in-kind. All shareholders that held 500 or more NAT shares were eligible to receive NAO shares. Shareholders holding less than 500 NAT shares and fractional shares were compensated with a cash distribution. In 2014, we entered into an agreement with an immediate family member of our Executive Chairman for the use of an asset owned by him for corporate and marketing activities.  We pay an annual fee for this agreement and fees associated with actual use. The cost of this arrangement for the year ended December 31, 2016 and 2015 was $0.1 million and $0.1 million, respectively, which are included in General and Administrative costs.  No amounts were due to the related party as of December 31, 2016 and 2015.
In May 2015, our Board of Directors authorized a share repurchase program under which we may repurchase up to 2.5 million of our common shares. As of the date of this annual report, 1,172,774 shares have been repurchased under the program at an average price of $5.99 per share, of which 301,935 shares were purchased during the financial year ended December 31, 2016.
In February 2016, we completed the purchase of 1,571,749 of our own common shares in a private transaction at a purchase price of $4.50 per share.

As of December 31, 2016, NAT owned 6,018,280 common shares, or 29.1% of our common shares outstanding. In March 2017, NAT purchased 8,000,000 common shares in our underwritten following-on offering of common shares. Mr. Herbjørn Hansson, our Executive Chairman and director and his son Alexander purchased 1,600,000 common shares in the follow-on offering.  Other Executive management and advisors to the Company purchased an aggregate of 108,000 common shares in the follow-on offering.

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

Dividend Policy

Our policy is to declare quarterly dividends to shareholders as decided by the Board of Directors.  The dividend to shareholders could be higher than the non-U.S. GAAP measure adjusted net operating earnings, which is defined as income from vessel operations before depreciation and non-cash administrative charges, or the dividend to shareholders could be lower than the non-U.S. GAAP measure adjusted net operating earnings after reserves as the Board of Directors may from time to time determine are required, taking into account contingent liabilities, the covenants contained in our Credit Facility, our other cash needs and the requirements of Bermuda law.

Total dividends paid in the year ended December 31, 2016 and 2015 were $6.0 million and $21.9 million or $0.28 and $0.94 per share, respectively. The Company declared a dividend of $0.02 per share in respect of the fourth quarter of 2016 to shareholders of record as of March 21, 2017 which was paid to shareholders in April 2017.

B. Significant Changes

On March 28, 2017, the Company announced the completion of a public offering of 41,300,000 common shares, including the exercise of the underwriters' option of 1,300,000 shares, at a public offering price of $1.25 per share resulting in aggregate net proceeds of approximately $48.8 million.

ITEM 9.          THE OFFER AND LISTING

Not applicable except for Item 9. A.4. and Item 9.C.

Share History and Markets

Since June 12, 2014, the primary trading market for our common shares has been the NYSE, on which our shares are listed under the symbol "NAO".

The following tables sets forth the high and low market prices for shares of our common stock as reported by the NYSE.

For the Year Ended:	HIGH	LOW
December 31, 2014*	$20.40	$9.70
December 31, 2015	$13.32	$4.34
December 31, 2016	$5.69	$2.60
*For the period beginning June 12, 2014.

For the quarter ended:	HIGH	LOW
March 31, 2015	$13.32	$8.01
June 30, 2015	$10.47	$7.99
September 30, 2015	$8.17	$5.96
December 31, 2015	$7.30	$4.34
March 31, 2016	$5.34	$3.51
June 30, 2016	$5.69	$4.22
September 30, 2016	$4.86	$3.50
December 31, 2016	$3.75	$2.60
March 31, 2017	$2.95	$1.05

For the month:	HIGH	LOW
September 2016	$4.17	$3.50
October 2016	$3.75	$3.30
November 2016	$3.35	$2.60
December 2016	$3.50	$2.75
January 2017	$2.95	$2.65
February 2017	$2.65	$1.15
March 2017	$1.20	$1.05
April 2017*	$1.10	$0.80

* Through and including April 20, 2017.

ITEM 10.          ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum of Continuance and Bye-laws

Objects and Powers

As stated in our Memorandum of Continuance, the objects of the Company are unrestricted and it has the capacity, rights, powers and privileges of a natural person. The Bye-laws do not impose any limitations on the ownership rights of our shareholders.

Authorized capitalization
Under our Memorandum of Continuance our authorized share capital consists of 200,000,000 common shares, par value $0.01 per share, of which 64,731,370 common shares are issued and 61,986,847 outstanding, as of the date of this annual report, and 50,000,000 preferred shares, par value $0.01 per share, of which none are issued and outstanding as of the date of this annual report. We have 2,744,523 treasury shares as of the date of this annual report.
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

Preferred shares
The Bye-laws authorize our Board of Directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:
•	the designation of the series;
•	the number of shares of the series;
•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and
•	the voting rights, if any, of the holders of the series.
Directors
Our directors are elected by a simple majority of the votes cast by shareholders entitled to vote.  There is no provision for cumulative voting.
The Bye-laws require our Board of Directors to consist of at least one member. Our Board of Directors currently consists of five members The Bye-laws may be amended by a simple majority of the votes cast by shareholders entitled to vote.
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
Shareholder meetings
Under the Bye-laws, annual general meetings of the Company will be held at a time and place selected by our Board of Directors and special general meetings may be called at any time by our Board of Directors, provided that at least 5 days' notice is given of a meeting (other than an adjourned meeting), as required by the Companies Act, unless shorter notice is agreed by all shareholders entitled to attend and vote at an annual general meeting or by those shareholders holding not less than 95% of the nominal value of the shares giving a right to attend and vote at a special general meeting. The meetings are held in or outside of Bermuda. Our Board of Directors may fix any date as the record date for the purpose of identifying the persons entitled to receive notices of any general meeting. Any such record date may be on or at any time before or after any date on which such notice is dispatched.   One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.
Dissenters' rights of appraisal and payment
Under the Companies Act, in the event of an amalgamation or a merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder's shares may, within one month of notice of the special general meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Shareholders' derivative actions
Under the Companies Act, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
Limitations on liability and indemnification of officers and directors
The Companies Act authorizes companies to limit or eliminate the personal liability of directors and officers to companies and their shareholders for monetary damages for breaches of directors' fiduciary duties The Bye-laws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.
The limitation of liability and indemnification provisions in the Bye-laws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.  In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Anti-takeover effect of certain provisions of the Bye-laws
Several provisions of the Bye-laws, which are summarized below, may have anti-takeover effects.  These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us.  However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
Blank check preferred shares
Under the terms of the Bye-laws, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 50,000,000 shares of blank check preferred shares.  Our Board of Directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management and might harm the market price of our common shares.  We have no current plans to issue any preferred shares.
Election and removal of directors
The Bye-laws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. The Bye laws also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding common shares entitled to vote for those directors.  These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited actions by shareholders
The Bye-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special general meeting of the Company or by the unanimous written resolution of our shareholders.  The Bye-laws provide that, save for the ability of shareholders holding not less than 10% of the paid-up capital of the Company carrying the right of voting at general meetings of the Company to requisition the Board of Directors to convene a special general meeting, as set out in the Companies Act, only our Board of Directors may call special general meetings of the Company and the business transacted at the special general meeting is limited to the purposes stated in the notice.  Accordingly, save in the circumstances described above,, a shareholder will be prevented from calling a special meeting for shareholder consideration of a proposal unless scheduled by our Board of Directors and shareholder consideration of a proposal may be delayed until the next annual general meeting of the Company.
Advance notice requirements for shareholder proposals and director nominations
The Bye-laws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual general meeting of the Company must provide timely notice of their proposal in writing to the corporate secretary.  Generally, to be timely, a shareholder's notice must be received at our registered office not less than 120 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders. The Bye-laws also specify requirements as to the form and content of a shareholder's notice.  These provisions may impede shareholders' ability to bring matters before an annual general meeting of the Company or make nominations for directors at an annual general meeting of the Company.
Classified Board of Directors
As described above, the Bye-laws provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms beginning on the expiration of the initial term for each class.  Accordingly, approximately one-third of our Board of Directors will be elected each year.  This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us.  It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.
Business combinations
Although the Companies Act does not contain specific provisions regarding "business combinations" between companies incorporated under the laws of Bermuda and "interested shareholders," we have included these provisions in our Bye-laws.  Specifically, our Bye-laws prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested shareholder.  Interested shareholders generally include:
•	any person who is the beneficial owner of 15% or more of our outstanding voting shares; or
•
any person who is our affiliate or associate and who held 15% or more of our outstanding voting shares at any time within three years before the date on which the person's status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:
•	certain amalgamations, mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;
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
•
any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•
any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of the Bye-laws do not apply to a business combination if:
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

o	an amalgamation, merger or consolidation involving us (except for an amalgamation or merger in respect of which, pursuant to the Companies Act, no vote of our shareholders is required);
o
a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of our assets or those of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

o	a proposed tender or exchange offer for 50% or more of our outstanding voting shares.
Dividend Reinvestment and Direct Stock Purchase Plan

We have a Dividend Reinvestment and Direct Stock Purchase Plan for 1,500,000 common shares to allow existing shareholders to purchase additional common shares by reinvesting all or a portion of the dividends paid on their common stock and by making optional cash investments and new investors to enter into the plan by making an initial investment. As at December 31, 2016 and as of the date of this annual report no shares were issued pursuant to the plan. We currently have a post-effective amendment reflecting the Redomiciliation to a registration statement on Form F-3 (Registration No. 333-208592) filed with and under review by the SEC in connection with the Dividend Reinvestment and Direct Stock Purchase Plan.

Listing

Our common shares are listed on the NYSE under the symbol "NAO."

Transfer Agent

The registrar and transfer agent for our common shares is Computershare Trust Company, N.A.

C. Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. For a description of our Credit Facility, please see Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Credit Facility. For a description of our Management Agreement with Scandic, please see Item 4. Information on the Company-Company Management.

Other than as set forth above, we have not entered into any material contracts outside the ordinary course of business during the past two years.

D. Exchange Controls

The Company has been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority.

The Company's common shares are currently listed on an appointed stock exchange. For so long as the Company's shares are listed on an appointed stock exchange the transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issuance of common shares to or by such persons may be effected without specific consent under the Bermuda Exchange Control Act of 1972 and regulations made thereunder. Issues and transfers of common shares between any person regarded as resident in Bermuda and any person regarded as non-resident for exchange control purposes require specific prior approval under the Bermuda Exchange Control Act 1972 unless such common shares are listed on an appointed stock exchange.

Subject to the foregoing, there are no limitations on the rights of owners of shares in the Company to hold or vote their shares. Because the Company has been designated as non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of common shares, other than in respect of local Bermuda currency.

In accordance with Bermuda law, share certificates may be issued only in the names of those with legal capacity. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

The Company will take no notice of any trust applicable to any of its shares or other securities whether or not it had notice of such trust.

As an "exempted company," the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda except for land required for its business by way of lease for a term not exceeding 50 years or otherwise, with the express authorization of the Ministers of Economic Development of Bermuda; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Economic Development of Bermuda, land by way of lease for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its officers and employees; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted company, exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad"; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Economic Development of Bermuda.

The Bermuda government actively encourages foreign investment in "exempted" entities like the Company that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, the Company is subject neither to taxes on its income or dividends nor to any exchange controls in Bermuda other than outlined above. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by the Company, as required, without limitation.  For more information, please see Item 10.—Additional Information —E. Taxation—Bermuda Tax Considerations.

E. Taxation
Under current Bermuda law, there are no taxes on profits, income or dividends nor is there any capital gains tax.  Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations, or the common shares, debentures or other obligations of the Company, until March 31, 2035.  This undertaking does not, however, prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of the Company or of property taxes on Company-owned real property or leasehold interests in Bermuda.

The United States does not have a comprehensive income tax treaty with Bermuda. However, Bermuda has legislation in place (U.S.A. – Bermuda Tax Convention Act 1986) which authorizes the enforcement of certain obligations of Bermuda pursuant to the Convention Between The Government Of The United Kingdom of Great Britain And Northern Ireland (On Behalf Of The Government Of Bermuda) And The Government Of The United States Of America Relating To The Taxation Of Insurance Enterprises And Mutual Assistance In Tax Matters entered into on 11 July 1986 (the "Convention"). Article 5 of the Convention states that the U.S.A. and Bermuda "shall provide assistance as appropriate in carrying out the laws of the respective covered jurisdictions (Bermuda and U.S.A.) relating to the prevention of tax fraud and the evasion of taxes. In addition, the competent authorities shall, through consultations, develop appropriate conditions, method, and techniques for providing, and shall thereafter provide, assistance as appropriate in carrying out the fiscal laws of the respective covered jurisdictions other than those relating to tax fraud and the evasion of taxes."
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
Gain on Sale of Vessels
We will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
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

Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to its common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company. Dividends paid with respect to our common shares will generally be treated as foreign source dividend income and will generally constitute "passive category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
Dividends paid to a U.S. Holder which is an individual, trust, or estate, referred to herein as a "U.S. Non-Corporate Holder," will generally be treated as "qualified dividend income" that is taxable to U.S. Holders at preferential U.S. federal income tax rates, provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE on which the common shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related property.  There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.
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

PFIC Status and Significant Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a "PFIC", for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held the Company's common shares, either:
•
at least 75% of the Company's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the Company during such taxable year produce, or are held for the production of, such passive income.
For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute passive income unless the Company is treated under specific rules as deriving its rental income in the active conduct of a trade or business.
Based on the Company's current operations and future projections, the Company does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, the Company's belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and spot chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute assets that produce or are held for the production of passive income for purposes of determining whether the Company is a PFIC.  The Company believes there is substantial legal authority supporting its position consisting of case law and Internal Revenue Service, or the "IRS", pronouncements concerning the characterization of income derived from time charters and spot charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with the Company's position. In addition, although the Company intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.
As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a "Qualified Electing Fund," which election is referred to as a "QEF Election." As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the common stock, which election is referred to as a "Mark-to-Market Election". If the Company were to be treated as a PFIC, a U.S. Holder would be required to file IRS Form 8621 to report certain information regarding the Company.

Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF Election, which U.S. Holder is referred to as an "Electing Holder", the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the Company's ordinary earnings and net capital gain, if any, for the Company's taxable year during which it is a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder from the Company. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect amounts included in the Electing Holder's income.  Distributions received by an Electing Holder that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that the Company incurs with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common stock. A U.S. Holder would make a timely QEF Election for our common shares by filing IRS Form 8621 with such holder's U.S. federal income tax return for the first year in which such holder held such shares when the Company was a PFIC. If the Company determines that it is a PFIC for any taxable year, it will provide each U.S. Holder with all necessary information in order to make the QEF Election described above.
Taxation of U.S. Holders Making a Mark-to-Market Election
Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the common shares are treated as "marketable stock," a U.S. Holder would be allowed to make a Mark-to-Market Election with respect to the Company's common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.
Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election
Finally, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election for that year, whom is referred to as a "Non-Electing Holder", would be subject to special U.S. federal income tax rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three (3) preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the common stock. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;
•	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and
•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax  deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing Holder who is an individual dies while owning the common shares, such holder's successor generally would not receive a step-up in tax basis with respect to such shares.
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
LOM Building
27 Reid Street
Hamilton HM 11
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

A 100 basis points increase in LIBOR would have resulted in an increase of approximately $1.0 million in our interest expense for the year ended December 31, 2016.

A 10% change in the exchange rate between USD and NOK would have resulted in a change of approximately $1.9 million in our operating result for the year ended December 31, 2016.

A 10% change in the exchange rate between USD and GBP would have resulted in a change of approximately $1.1 million in our operating result for the year ended December 31, 2016.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures.

Our principal Executive Officer and our Principal Financial and Accounting Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2016, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial and Accounting Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time period specified by the SEC's rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its 2013 Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2016, our internal control over financial reporting was effective.

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

ITEM 16.             RESERVED

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Paul Hopkins, who serves as Chairman and sole member of the Audit Committee, qualifies as an "audit committee financial expert" under SEC rules. Mr. Hopkins is "independent" as determined in accordance with the rules of the New York Stock Exchange.

ITEM 16B.          CODE OF ETHICS

The Company has adopted a code of ethics that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The code of ethics may be downloaded at our website (www.nao.bm).  Additionally, any person, upon request, may ask for a hard copy or an electronic file of the code of ethics.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2016, no such amendment was made or waiver granted.

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
FISCAL YEAR ENDED DECEMBER 31, 2016	$861,404
FISCAL YEAR ENDED DECEMBER 31, 2015	$322,397

B. Audit-Related Fees

Not applicable.

C. Tax Fees

Not applicable.

D. All Other Fees

Not applicable.

E. Audit Committee's Pre-Approval Policies and Procedures

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

F. Not applicable

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans	(d) Maximum Number of Shares that May Yet Be Purchased under the Plan
Aggregate per December 31, 2015	870,839	$6.42	870,839	1,629,161
January 2016	223,297	$4.93	223,297	1,405,864
February 2016	1,571,749	$4.50	-	1,405,864
March 2016	8,173	$4.50	8,173	1,397,691
April 2016	10,198	$4.35	10,198	1,387,493
May 2016	22,600	$4.67	22,600	1,364,893
June 2016	10,766	$4.40	10,766	1,354,127
July 2016	-	-	-	1,354,127
August 2016	12,765	$4.06	12,765	1,341,362
September 2016	14,136	$3.88	14,136	1,327,226
October 2016	-	-	-	1,327,226
November 2016	-	-	-	1,327,226
December 2016	-	-	-	1,327,226
Aggregate per December 31, 2016	2,744,523	$5.14	1,172,774	1,327,226

ITEM 16F.          CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.          CORPORATE GOVERNANCE

Pursuant to an exception for foreign private issuers, we, as a Bermuda company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders.

There are four significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Bermuda law and our bye-laws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future. The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our bye-laws, we do not currently have a nominating or corporate governance committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of one independent member of our Board of Directors. The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

See Item 18. Financial Statements

ITEM 18.          FINANCIAL STATEMENTS

The financial statements beginning on page F-1 through F-18 together with the respective reports of the Independent Registered Public Accounting firms therefore, are filed as a part of this annual report.

ITEM 19.          EXHIBITS

1.1	Memorandum of Continuance of the Company (1)

1.2	Bye-laws of the Company(2)

2.1	Form of Common Share Certificate(1)

4.1
$60 million revolving credit facility by and among the Company, DNB Bank ASA, as arranger, security agent and agent, lender and swap bank, and Skandinaviska Enskilda Banken AB (publ), as arranger, lender and swap bank, dated December 19, 2013(3)

4.2	Memorandum of Agreement for Hull No. 303 by and among the Company and Blue Ship Invest AS dated February 12, 2014(3)

4.3	Memorandum of Agreement for Hull No. 304 by and among the Company and Blue Ship Invest AS dated February 12, 2014(3)

4.4	Management Agreement by and among the Company and Scandic American Shipping Ltd., dated January 1, 2014(1)

8.1	Subsidiaries of the Company

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Consent of Fearnley's

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

(1)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 27, 2016.
(2)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 14, 2016.
(3)	Incorporated by reference to the Company's Registration Statement on Form F-1, which was declared effective by the SEC on June 11, 2014 (File No. 333-194612).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN OFFSHORE LTD
April 24, 2017

/s/ Herbjørn Hansson
Name: Herbjørn Hansson
Title: Executive Chairman

NORDIC AMERICAN OFFSHORE LTD

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

FINANCIAL STATEMENTS:

Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2016, 2015 and 2014	F-3

Consolidated Balance Sheets as of December 31, 2016 and 2015	F-4

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2016, 2015 and 2014	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014	F-6

Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Nordic American Offshore Ltd.:
We have audited the accompanying consolidated balance sheets of Nordic American Offshore Ltd. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the three‑year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nordic American Offshore Ltd. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three‑year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG AS
Oslo, Norway
 April 24, 2017

Nordic American Offshore LTD
Consolidated Statements of Operations and Comprehensive (Loss) Income for the Years Ended December 31, 2016, 2015 and 2014

All figures in USD '000, except share and per share amount	Years ended December 31,
	2016	2015	2014
Charter Revenues	17,697	36,372	52,789
Charter Costs	(1,448)	(1,523)	(1,281)
Vessel Operating Costs	(24,137)	(24,580)	(23,038)
General and Administrative Costs	(4,503)	(4,261)	(5,815)
Depreciation Costs	(16,152)	(14,379)	(11,393)
Net Operating (Loss) Income	(28,543)	(8,372)	11,262
Interest Income	10	34	258
Interest Costs	(3,467)	(1,807)	(1,044)
Other Financial Costs	(151)	(699)	(2,333)
Total Other Costs	(3,608)	(2,472)	(3,119)
(Loss) Income before income taxes	(32,151)	(10,844)	8,143
Income Tax	-	-	(1,212)
Net (Loss) Income and Comprehensive (Loss) Income	(32,151)	(10,844)	6,931

Basic (Loss) Earnings per Share	(1.54)	(0.47)	0.34
Diluted (Loss) Earnings per Share	(1.54)	(0.47)	0.34
Basic Weighted Average Number of Common Shares Outstanding	20,939,260	23,203,142	20,314,530
Diluted Weighted Average Number of Common Shares Outstanding	20,939,260	23,203,142	20,350,404
Cash dividend declared per common share	0.28	0.94	1.35

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD
Consolidated Balance Sheets as of December 31, 2016 and 2015
All figures in USD '000, except share and per share amount

	As of December 31,
	2016	2015
ASSETS
Current Assets
Cash and Cash Equivalents	2,953	5,339
Accounts Receivable, net	1,490	3,975
Prepaid Expenses	1,129	385
Inventory	1,240	794
Other Current Assets	1,097	4,072
Total Current Assets	7,909	14,565

Non-Current Assets
Vessels, net	366,945	313,642
Deposit on Contracts for vessels	-	7,993
Total Non-Current Assets	366,945	321,635
Total Assets	374,854	336,200

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts Payable	301	641
Accounts Payable, related party	581	596
Accrued Liabilities	2,210	5,286
Taxes Payable	997	1,212
Total Current Liabilities	4,089	7,735

Long-Term Debt	136,193	45,833
Other Non-Current Liabilities	375	1,775
Total Non-Current Liabilities	136,568	47,608
Commitments and Contingencies

Shareholders' Equity
Preferred shares, par value $0.01 per Share, 50,000,000 and 50,000,000 shares authorized, none issued at December 31, 2016 and December 31, 2015 respectively	-	-
Common shares, par value $0.01 per Share; 200,000,000 and 200,000,000 shares authorized, 23,431,370 shares issued, 20,686,847 outstanding and 2,744,523 treasury shares at December 31, 2016 and 23,431,370 shares issued, 22,560,531 outstanding and 870,839 treasury shares at December 31, 2015	234	234
Additional Paid-In Capital	276,957	291,467
Accumulated Deficit	(42,995)	(10,844)
Total Shareholders' Equity	234,196	280,857
Total Liabilities and Shareholders' Equity	374,854	336,200

 (1) Long-Term Debt consist outstanding amounts on the Credit Facility less unamortized deferred financing cost. Outstanding amounts on the Credit Facility were $137,000 and $47,000 as of December 31, 2016 and 2015, respectively. Please see note 2 to these Consolidated Financial Statements describing the effects of the accounting principle change covering the deferred financing cost.

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore Ltd Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2016, 2015 and 2014

All figures in USD '000, except number of shares	Number of shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2013	16,666,666	167	243,224	(70)	243,321
Common Shares Issued, net of $1.1 million issuance cost	6,764,704	67	100,132	-	100,199
Dividends distributed	-	-	(24,360)	(6,861)	(31,221)
Net Income	-	-	-	6,931	6,931
Balance at December 31, 2014	23,431,370	234	318,996	-	319,230
Issuance and listing costs	-	-	(17)	-	(17)
Repurchase of shares	(870,839)	-	(5,590)	-	(5,590)
Dividends distributed	-	-	(21,922)	-	(21,922)
Net Loss	-	-	-	(10,844)	(10,844)
Balance at December 31, 2015	22,560,531	234	291,467	(10,844)	280,857
Repurchase of shares	(1,873,684)	-	(8,513)	-	(8,513)
Dividend distributed	-	-	(5,997)	-	(5,997)
Net Loss	-	-	-	(32,151)	(32,151)
Balance at December 31, 2016	20,686,847	234	276,957	(42,995)	234,196
The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD Consolidated Statements of Cash Flows for the Years Ended December 31, 2016, 2015 and 2014

All figures in USD '000	Year ended December 31,
	2016	2015	2014
Cash Flows from Operating Activities
Net (Loss) Income	(32,151)	(10,844)	6,931
Reconciliation of Net (Loss) Income to Net Cash (Used In) Provided by Operating Activities
Depreciation Costs	16,053	14,379	11,393
Amortization of Deferred Financing Costs	359	305	153
Overhaul of Engines Costs and Dry-dock	(151)	(575)	(392)
Interest on time deposit	-	-	(68)
Foreign currency loss	31	78	430
Changes in Operating Assets and Liabilities
Accounts Receivable	2,485	(872)	(1,943)
Inventory	(446)	(560)	84
Prepaid and Other Current Assets	2,603	(2,244)	(1,300)
Accounts Payable, Accrued Liabilities and Taxes Payable	(5,031)	6,397	1,798
Accounts Payable, Related Party	(15)	(77)	97
Net Cash (Used In) Provided by Operating Activities	(16,262)	5,987	17,183
Cash Flows from Investing Activities
Investment in Vessels	(61,583)	(63,529)	(133,279)
Deposit on Contracts paid	-	(1,693)	(15,176)
Cash placement in time deposit	-	-	(45,000)
Cash proceeds from time deposit	-	-	45,068
Net Cash Used in Investing Activities	(61,583)	(65,222)	(148,387)
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	-	(17)	100,199
Proceeds from Use of Credit Facility	90,000	47,000	40,000
Repayments on Credit Facility	-	-	(40,000)
Credit Facility Costs	-	(1,217)	(765)
Repurchase of Treasury Stock	(8,513)	(5,590)	-
Dividends Paid	(5,997)	(21,922)	(31,221)
Net Cash Provided by Financing Activities	75,490	18,253	68,213
Net (Decrease)/Increase in Cash and Cash Equivalents	(2,953)	(40,982)	(62,991)

Cash and Cash Equivalents at Beginning of Period	5,339	46,398	109,819
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(31)	(78)	(430)
Cash and Cash Equivalents at the End of Period	2,953	5,339	46,398

Cash Paid for Interest, Net of Amounts Capitalized	2,803	1,365	832
Cash Paid for Tax	214	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN OFFSHORE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in USD '000 except where noted)

1.	NATURE OF BUSINESS

Formation
Nordic American Offshore Ltd ("NAO" or "The Company") was formed on October 17, 2013, under the laws of The Marshall Islands. As of December 31, 2016, the Company consists of NAO and the subsidiaries Nordic American Offshore (UK) Ltd, incorporated in the United Kingdom, and Blue Power Ltd, incorporated in the Islands of Bermuda.

Effective September 26, 2016 the Company re-domiciled to the Islands of Bermuda. The financial statements are presented on an un-interrupted basis.

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

On May 21, 2015, we announced a share repurchase program of 2.5 million common shares. As of December 31, 2016 and 2015, 1,172,774 and 870,839 shares have been repurchased at an average price of $5.99 and $6.42 per share, respectively.

The Company owns and operates Platform Supply Vessels ("PSV") in the North Sea.

The Company's Fleet
The Company's fleet consists of ten PSVs.

Vessel Name	Yard	Year Built	Delivered to NAO
NAO Fighter [1]	Ulstein	2012	January 2014
NAO Prosper	Ulstein	2012	January 2014
NAO Power	Ulstein	2013	January 2014
NAO Thunder	Ulstein	2013	December 2013
NAO Guardian	Ulstein	2013	December 2013
NAO Protector	Ulstein	2013	December 2013
NAO Storm	Ulstein	2015	January 2015
NAO Viking	Ulstein	2015	January 2015
NAO Horizon [2]	Vard	2016	April 2016
NAO Galaxy [2]	Vard	2016	June 2016

1 Vessel has been in lay-up since October 2016
2 Vessels have been in lay-up since delivery.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As described below amounts related to Long-Term Debt in prior year Consolidated Balance Sheets have been reclassified to conform to the current year presentation.

Effective January 1, 2016, the Company early adopted ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance regarding management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Please see note 4 for further information.

Effective January 1, 2016, the Company adopted ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30) – Simplifying the Presentation of Debt Issuance Costs, which required debt issuance costs to a recognized debt liability to be presented in the Balance Sheets as a direct deduction from the debt liability rather than an asset. This has also been applied retrospectively to the comparative balance sheet as of December 31, 2015. For the Balance Sheet as of December 31, 2015, the effect of the application is a reduction of Long-term Debt from $47.0 million to $45.8 million and a reduction in Other Non-current Assets from $1.2 million to $0.0 million.
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

Functional Currency and Foreign Currency Translation: The Company determined its functional currency to be the United States ("U.S.") dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transactions. For the year ended December 31, 2016, December 31, 2015 and December 31, 2014 a total exchange loss of $0.2 million, $0.6 million and $2.3 million, respectively, is included in Other Financial (Costs) Income.

Revenue Recognition: Revenue is generated from time and spot charters and is recognized as services are performed based on contractual daily charter rates and when collectability is reasonable assured.

Vessel Operating Costs: Vessel operating costs include crewing, repair and maintenance, insurance, stores, lubricants, management fee, communication costs, offhire bunkers and tonnage tax. These costs are recognized when incurred.

Termination Fee: In 2015 the Company received $3.9 million related to a termination of a charter contract for one of their vessels. The termination fee received is subject to future conditions, and is deferred and recognized in future periods when these conditions have been met. $1.2 million and $0.7 million of the termination fee were recognized as charter revenue for the years ended December 31, 2016 and December 31, 2015, respectively. Deferred termination fees of $0.3 million and $1.1 million are recorded as Accrued Liabilities and Non-Current Liabilities, respectively, as of December 31, 2016. As of December 31, 2015, $1.3 million and $1.8 million were recorded as Accrued Liabilities and Other Non-Current Liabilities, respectively.

Cash and Cash equivalents: Cash Equivalents consist of highly liquid investments such as time deposits with an original maturity at acquisition of three months or less.

Accounts Receivable: Accounts Receivables are presented net of allowance for doubtful balances. If balances are determined uncollectable, after all means of collections have been exhausted and the potential for recovery is considered to be remote, they are charged against the allowance for doubtful balances. As of December 31, 2016 and 2015, the Company has not made any allowance for doubtful balances.

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

Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessel. Repairs and maintenance are expensed as incurred. The vessels estimated residual values and useful life are reviewed when there has been a change in circumstances that indicate the original estimate may no longer be appropriate. Residual values are estimated at $1.5 million for each vessel in the fleet at December 31, 2016 and 2015.

Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating costs, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating undiscounted cash flows are determined by considering an estimated daily charter rate for the remaining operating days. The Company estimates the daily charter rate for the remaining operating days based on the historical average for similar vessels and utilizing available market data for current charter rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating costs (including planned drydocking and engine overhaul expenditures). If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value, less cost to sell. Fair market value is calculated based on the higher of estimated discounted operating cashflow from use and realizable value as presented by independent brokers.

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

Income Taxes: The Company is incorporated in Bermuda, which under current legislation does not impose corporate income taxes.  As such, the statutory rate applicable to consolidated corporate earnings is 0%.  However, certain foreign consolidated subsidiaries may be subject to corporate income taxes in their jurisdictions. On March 10, 2014, the Company's vessels were accepted into the UK Tonnage Tax regime.  The Company incurred a one-time non-refundable tax charge in the United Kingdom of $1.2 million for a period of operation in 2014, resulting from a probable permanent establishment. As per December 31, 2016 we have paid $0.2 million of the tax charge. The associated cost was accounted in the Statements of Operations for the year ended December 31, 2014. The estimated tax is based on revenues generated and costs incurred for the vessels for the respective period prior to entering the UK Tonnage Tax regime and a tax rate of 23% in the United Kingdom.  This tax charge is deemed to be an uncertain tax position which has been provided for in full. The tonnage tax incurred subsequent to entering the UK Tonnage Tax regime is considered to be immaterial due to the fact that tax is levied based on net tonnage. Tonnage Tax costs are recognized under Vessel Operating Costs

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivables. The Company's cash is primarily held in major banks and financial institutions in Norway and the United Kingdom and typically insured up to a set amount. Accordingly, the Company believes the risk of any potential loss on deposits held in these institutions is minimal. Concentrations of credit risk relative to accounts receivable are limited to our client base in the energy industry that may be affected by changes in economic or other external conditions. The Company does not require collateral for its accounts receivable. The fair value of the financial instruments approximates the net book value.

For the year ended December 31, 2016, three charterers accounted for 36% of the total revenues with 14%, 11% and 11%, respectively.

For the year ended December 31, 2015, three charterers accounted for 85% of the total revenues, with 49%, 22% and 14% respectively.

For the year ended December 31, 2014, three charterers accounted for 99% of the total revenues, with 47%, 35% and 17% respectively.

For the year ended December 31, 2016, four charterers accounted for 70% of the outstanding accounts receivable, with 28%, 19%, 13% and 10%, respectively.

For the year ended December 31, 2015, four charterers accounted for 69% of the outstanding accounts receivable, with 33%, 15%, 11% and 10% respectively.

Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, "Revenue from Contracts with Customers." The ASU will replace most existing revenue recognition guidance in U.S. GAAP. The FASB subsequently issued ASU 2015-14 which delayed the effective date from January 1, 2017 until January 1, 2018. Early application is permitted only to the original effective date. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating this standard in conjunction with the new lease standard (ASU 2016-02) discussed in the next paragraph.
In February 2016, the FASB issued ASU 2016-02, Leases, which provides new authoritative guidance on the requirements for lessees to recognize most leases on-balance sheet, lessor accounting remains substantially similar to current U.S. GAAP. The standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted.

We intend to adopt the new revenue and lease standards on January 1, 2018. We are currently assessing the potential impacts of these new standards, if any, on our consolidated statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230): Classification of certain cash receipts and cash payments. This ASU addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-01, Business Combinations - Clarifying the Definition of a Business to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. ASU 2017-01 is effective in annual periods beginning after December 15, 2017. The Company is planning to early adopt this standard, but does not expect the adoption to have material effect on our financial condition or results of operations; however it may be applied in prospective acquisitions of vessels where the Company is required to evaluate whether the transaction(s) should be accounted for as acquisition(s) of asset(s) or business(es).

3.	RELATED PARTY TRANSACTIONS

Nordic American Tankers Limited:

On November 18, 2013, as a part of the Private Placement, NAT participated in our establishment with the purchase of 4,333,566 of our common shares for $65.0 million, giving NAT a 26% ownership interest in NAO. Subsequently, in 2014, NAT distributed shares to its shareowners as dividend-in-kind, and acquired common shares in the market. NAT's ownership is 29.1% of shares outstanding as of December 31, 2016.

In December 2013, we entered into a management agreement with Scandic, a subsidiary of NAT, for the provision of administrative services as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors.

For services under the Management Agreement, the Company paid $150,000 for 2014 $200,000 for 2015 and $100,000 for 2016, and all directly attributable costs related to the Company are reimbursed. For the years ended December 31, 2016, 2015, and 2014, an aggregate of $2.2 million $2.1 million and $2.2 million, respectively, for such directly attributable costs were incurred which were included in General and Administrative Costs.
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

In 2014, we entered into an agreement with an immediate family member of the Executive Chairman for the use of an asset owned by him for corporate and marketing activities.  We pay an annual fee for this agreement and fees associated with actual use. The cost of this arrangement for the years ended December 31, 2016, 2015 and 2014 was $0.1 million, $0.1 million and $0.1 million, respectively, which are included in General and Administrative costs.  No amounts were due to the related party as of December 31, 2016 and 2015.

In 2015, NAT purchased 1,521,300 common shares in a private transaction.

NAT purchased 8,000,000 common shares in the public offering in March 2017.

4.	GOING CONCERN

The Company is operating in a challenging market which significantly weakened its liquidity, and the Company incurred a net loss of $32.2 million for the twelve months ended December 31, 2016, had an accumulated deficit of $43.0 million, and had a cash balance of $3.0 million as per December 31, 2016. The Company had an undrawn capacity on the Credit Facility of $13.0 million per December 31, 2016, but was unable to draw further on the Credit Facility due the terms of the waiver described in Note 6. These conditions raised substantial doubt about the Company's ability to continue as a going concern.

On March 28, 2017 the Company completed a public offering of 41,300,000 shares raising approximately $48.8 million. The transaction has provided sufficient liquidity for the Company to meet its obligations for at least 12 months, considering future expected cash flows in the currently weak market. These financial statements are presented on a going concern basis.

5.	VESSELS

Vessels, net consist of the carrying value of the Company's vessels, including drydocking, engine overhaul costs and capitalized interest from the period of the vessel being constructed.

All Figures in USD '000	2016	2015
Vessels	404,174	334,978
Drydocking	1,736	1,736
Engine Overhaul	3,221	2,962
Total	409,131	339,676
Less Accumulated Depreciation	42,186	26,034
Vessels, net	366,945	313,642

In addition to vessels delivered in 2015 the Company had paid $1.7 million for the year ended December 31, 2015 in deposits on two vessels delivered in 2016.

Impairment of vessels
For the year ended December 31, 2016, 2015 and 2014 the Company performed impairment tests of the vessels. Impairment tests performed did not result in the carrying value for any of the Company's vessels exceeding future undiscounted cash flows.

The Company reviewed its assets for impairment on an asset by asset basis. In determining whether our assets are recoverable an estimate of the undiscounted cash flows expected to be generated by the asset is compared to its carrying amount, which under US GAAP is net book value.  As of December 31, 2015 and 2016, the Company determined that the sum of the undiscounted cash flows for each vessel exceeded its carrying value, and no impairment was recorded.

In developing estimates of future undiscounted cash flows, the Company made assumptions and estimates based on historical trends as well as future expectations. As part of this analysis the Company has considered the 5-year, 10-year, and 15-year historical trends and taken into consideration the lower current market environment.  The key assumptions and sensitivities for the future cash flows are vessel utilization and charter rates.  The cash flows are less sensitive to cost escalation.  Charter rates and utilization are volatile and the Company has based the analysis on current and historic market rates and utilization obtained from third parties.  In the Company's impairment analysis as of December 31, 2016, we have used the trailing 3-year and 15-year historical average PSV rates and utilization.  For the three vessels currently in layup, 0% utilization and $0 rates were assumed for the first year of the impairment analysis.
If these assumptions prove to be wrong based on eventual market developments, the value of our vessels could be impaired.  For example, if rates and utilization do not achieve what we expect and all vessels were impaired, then compared to market values based on estimates by ship brokers at December 31, 2016 the vessels might be written down by $121.1 million
However, the impairment analysis as of December 31, 2016, based on a 3-year and 15-year historical average PSV rates and utilization as of December 31, 2016, indicates that the undiscounted cash flows are 50 % higher than carrying values.

6.	LONG TERM DEBT

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

In March 2015 the Company expanded its Credit Facility from $60.0 million to $150.0 million. The new maturity of the expanded credit facility is March 2020. There are no repayment requirements before maturity on the Credit Facility.

Borrowings under the Credit Facility are currently secured by first priority mortgages on the Company's vessels and assignments of earnings and insurance. Under the Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum value adjusted amount of equity, and (ii) a minimum value adjusted equity ratio, and (iii) a minimum level of liquidity, and (iv) a positive working capital. The Credit Facility also includes customary events of default, including non-payment, breach of covenants, insolvency, cross defaults and material adverse change.

In connection with the establishment and expansion of the Credit Facility the Company incurred $0.8 million and $1.2 million in 2013 and 2015, respectively, in deferred financing cost.

As at December 31, 2016 and 2015, the Company had $137.0 million and $47.0 million drawn on its Credit Facility, respectively.

As of December 31, 2016 the Company was in default with three of its debt covenants, (i) the minimum value adjusted amount of equity clause, (ii) the minimum value adjusted equity ratio clause and (iii) a minimum level of liquidity. Waivers have been obtained from its lenders lowering (i) the minimum value of equity and (ii) the minimum value adjusted equity ratio covenant requirements to levels at which the Company is in compliance, and suspending (iii) the minimum level of liquidity covenant. These waivers are effective until April 30, 2018. Under the waiver the Company is unable to draw further on the Credit Facility. The waiver obtained does not prohibit the Company from paying dividends.

The Company was in compliance with its loan covenants as of December 31, 2015.

The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it bears a variable interest rate.

7.	INTEREST COSTS

Interest costs consist of interest expense on the long-term debt, the commitment fee and amortization of the deferred financing cost related to the Credit Facility described in Note 6.

All amounts in USD '000	2016	2015	2014
Interest Costs, net of capitalized interest	2,781	752	407
Commitment Fee	327	750	484
Amortization of Deferred Financing Cost	359	305	153
Total interest costs	3,467	1,807	1,044

For the years ended December 31, 2016 and 2015, $0.1 million and $0.2 million of interest costs were capitalized.

8.	EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing net (loss) income by the weighted average number of common shares outstanding for the period. Diluted EPS are calculated by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding during the period. For the years ended December 31, 2016 and 2015, the Company had a net loss, thus any effect of common stock equivalents outstanding would be antidilutive.

All figures in USD	2016	2015	2014
Numerator
Net (Loss) Income	(32,151,000)	(10,844,000)	6,931,000
Denominator
Basic - Weighted Average Common Shares Outstanding	20,939,260	23,203,142	20,314,530
Dilutive effect of Warrants issued	-	-	35,874
Dilutive - Weighted Average Common Shares Outstanding	20,939,260	23,203,142	20,350,404
(Loss) Income per Common Share
Basic	(1.54)	(0.47)	0.34
Dilutive	(1.54)	(0.47)	0.34

9.	SHAREHOLDERS' EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized shares	Issued Shares	Outstanding Shares	Common Shares
Balance, December 31, 2013	250,000,000	16,666,666	16,666,666	167
Common Shares Issued	-	6,764,704	6,764,704	67
Balance, December 31, 2014	250,000,000	23,431,370	23,431,370	234
Common Shares Repurchased under Share Repurchase Program	-	-	(870,839)	-
Balance, December 31, 2015	250,000,000	23,431,370	22,560,531	234
Common Shares Repurchased under Share Repurchase Program	-	-	(301,935)	-
Common Shares Repurchased in Private Transaction	-	-	(1,571,749)	-
Balance, December 31, 2016	250,000,000	23,431,370	20,686,847	234

Common shares issued
The Company's authorized share capital is 200,000,000 common shares, par value $0.01 per share and 50,000,000 preferred shares, par value $0.01 per share.

Repurchase plan
In May 2015 the Company announced a share repurchase program of under which the Company may repurchase up to 2.5 million of NAO's outstanding common stock over the two subsequent years. As of December 31, 2016 and 2015 the Company had repurchased 1,172,774 and 870,839 shares under the share repurchase program, respectively.

In February 2016 the Company repurchased 1,571,749 shares in a private transaction.

Warrants issued
In 2013 the Company issued a warrant to NAT exercisable for up to 833,333 of our common shares with an exercise price of $15.00 per common share as compensation for NAT's contribution in the formation of the Company. The purchase rights represented by the warrant became exercisable in 20% increments at each 10% increase in the VWAP, of our common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2.0 million. The warrant expired unexercised on December 31, 2015.

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

In 2014 the requirements for two of the increments related to the warrants were met making 333,333 warrants exercisable, at an exercise price of $13.82. The warrants expired unexercised on December 31, 2015.

10.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES

In 2015 the Company entered into forward contracts to purchase a fixed amount of Norwegian Kroners by selling a fixed U.S. Dollars amount for an average exchange rate of 7.89. The contracts were designated as a fair value hedge for exposure to changes in fair value attributable to changes in the exchange rate on a portion of the remaining commitment related to the purchase of one PSV which was delivered in April 2016.

Changes in the fair value of the firm commitment and forward contracts caused by fluctuations in the forward exchange rate during the period in which the hedge was in effect will be reflected as an asset or liability. Any ineffectiveness in the hedge was recognized in the statement of operations. As of December 31, 2015 and at the time of maturity, April 15, 2016, no material costs were recognized due to hedge ineffectiveness.

As of December 31, 2015 using a forward Norwegian Kroners/U.S. Dollars exchange rate of 8.80 an asset of $3.1 million and a liability of $3.1 million were recorded at fair value on the balance sheet as Other Current Assets and Accrued Liabilities, respectively.  Fair value estimates are based on Level 2 inputs including third-party quotes. The hedge was settled in 2016 when the vessel was delivered. The acquisition is presented in the line item "Investment in Vessels" in the Consolidated Statements of Cash Flows. As the hedge is settled no amounts are recognized in the balance sheet as of December 31, 2016.

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets and liabilities that are recorded on the balance sheet at fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
Level 2.	Inputs, other than the quoted prices in active markets that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other financial assets.
-	The carrying value of cash and cash equivalents is a reasonable estimate of fair value.
-	The estimated fair value for the long-term debt is considered to be equal to the carrying values since it bears spreads and variable interest rates which approximate market rates.
-	The basis for the estimated fair value of the firm commitment and the value related to the forward contracts has been put forth above.

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2016 and 2015 are as follows:

All figures in USD '000	Fair Value Hierarchy Level	2016 Fair Value	2016 Carrying Value	2015 Fair Value	2015 Carrying Value
Cash and Cash Equivalents	1	2,953	2,953	5,339	5,339
Firm Commitment	2	-	-	3,077	3,077
Forward Contracts	2	-	-	(3,087)	(3,087)
Credit Facility	2	(137,000)	(137,000)	(47,000)	(47,000)

Contracts with the same counterparty are presented net as these contracts are allowed to be net settled.

The estimated fair value for the long term debt, excluding issuance cost recognized as described in Note 1, is considered to be approximately equal to the carrying value since it bears a variable interest rate.

11.	OTHER CURRENT ASSETS AND ACCRUED LIABILITIES

Other Current Assets
All figures in USD '000	2016	2015
Deferred Financing Costs	359	359
Firm Commitment	-	3,077
Other Current Assets	738	636
Total as of December 31,	1,097	4,072

Accrued Liabilities
All figures in USD '000	2016	2015
Accrued Interest	589	279
Accrued Costs	515	610
Deferred Revenues	1,106	1,310
Forward Contracts	-	3,087
Total as of December 31,	2,210	5,286

12.	COMMITMENTS AND CONTINGENCIES

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
No claims have been filed against the Company, nor has it been part to any legal proceedings for the fiscal years ended December 31, 2016 and 2015.

13.	SUBSEQUENT EVENTS

As of December 31, 2016 the Company was in default with three of its debt covenants. Waivers lowering covenant requirements to levels at which the Company is in compliance have been obtained from the lenders. These waivers are effective until April 30, 2018.

On March 7, 2017, the Company declared a cash dividend of $0.02 per share with respect of the result of the fourth quarter 2016, which was paid on April 5, 2017.

On March 28, 2017, the Company announced the completion of a public offering of 41,300,000 common shares, including the exercise of the underwriters' option of 1,300,000 shares, at a public offering price of $1.25 per share resulting in aggregate net proceeds of approximately $48.8 million.