Form 20-F
period 2017-12-31
NORDIC AMERICAN OFFSHORE LTD.
filed 2018-05-03
CIK 1597659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017
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
As of December 31, 2017, there were 61,986,847 shares outstanding of the Registrant's common stock, $0.01 par value per share.
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
Large accelerated filer ☐ Non-accelerated filer ☐	Accelerated filer ☐ Emerging growth company ☒

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

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐Yes                    ☐ No

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

TABLE OF CONTENTS

PART I		1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1
	A. Selected Financial Data	1
	B. Capitalization and Indebtedness	2
	C. Reasons for the offer and use of Proceeds	2
	D. Risk Factors	3

ITEM 4.	INFORMATION ON THE COMPANY	16
	A. History and Development of the Company	16
	B. Business Overview	17
	C. Organizational Structure	32
	D. Property, Plants and Equipment	32

ITEM 4A.	UNRESOLVED STAFF COMMENTS	32
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	32

	A. Operating Results	32
	B. Liquidity and Capital Resources	35
	C. Research and Development, Patents and Licenses, etc.	37
	D. Trend Information	37
	E. Off Balance Sheet Arrangements	37
	F. Tabular Disclosure of Contractual Obligations	37
	G. Safe Harbor	37
	H. Critical Accounting Estimates and Policies	37
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41

	A. Directors and Senior Management	41
	B. Compensation	43
	C. Board Practices	43
	D. Employees	43
	E. Share Ownership	43

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	44
	A. Major Shareholders	44
	B. Related Party Transactions	44
	C. Interest of Experts and Counsel	45

ITEM 8.	FINANCIAL INFORMATION	45
	A. Consolidated Statements and other Financial Information	45
	B. Significant Changes	46

ITEM 9.	THE OFFER AND LISTING	46
i

ITEM 10.	ADDITIONAL INFORMATION	47

	A. Share Capital	47
	B. Memorandum of Continuance and Bye-laws	47
	C. Material Contracts	52
	D. Exchange Controls	53
	E. Taxation	51
	F. Dividends and Paying Agents	60
	G. Statement by Experts	60
	H. Documents on Display	60
	I. Subsidiary Information	60

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	60

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	60

PART II		61

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	61

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	61

ITEM 15.	CONTROLS AND PROCEDURES	61
	A. Disclosure Controls and Procedures.	61
	B. Management's annual report on internal control over financial reporting.	61
	C. Attestation report of the registered public accounting firm.	61
	D. Changes in internal control over financial reporting.	61

ITEM 16.	RESERVED	62

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	62

ITEM 16B.	CODE OF ETHICS	62

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES	62
	A. Audit Fees	62
	B. Audit-Related Fees	62
	C. Tax Fees	62
	D. All Other Fees	62
	E. Audit Committee's Pre-Approval Policies and Procedures	62
	F. Not applicable	62
ii

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	62

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.	63

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	63

ITEM 16G.	CORPORATE GOVERNANCE	63

ITEM 16H.	MINE SAFETY DISCLOSURE	63

PART III		63

ITEM 17.	FINANCIAL STATEMENTS	63

ITEM 18.	FINANCIAL STATEMENTS	63

ITEM 19.	EXHIBITS	63

iii

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable
ITEM 3.	KEY INFORMATION
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
A. Selected Financial Data
The following selected historical financial information should be read in conjunction with our audited financial statements and related notes, which are included herein, together with Item 5. Operating and Financial Review and Prospects.  The Statements of Operations data for the years ended December 31, 2017, 2016 and 2015 and the selected balance sheet data as of December 31, 2017 and 2016 have been derived from our audited financial statements included elsewhere in this document. The Statements of Operations data for the period from October 17, 2013 (inception) until December 31, 2013 and for the period ending December 31, 2014, and the selected balance sheet data as of December 31, 2013 and 2014 have been derived from our audited financial statements not included in this Annual Report on Form 20-F.

SELECTED CONSOLIDATED FINANCIAL DATA All figures in thousands of USD except share data
	Year ended December 31,				From October 17, 2013 to December 31,
	2017	2016	2015	2014	2013
Charter Revenues	17,895	17,697	36,372	52,789	1,280
Charter Costs	(1,815)	(1,448)	(1,523)	(1,281)	(108)
Vessel Operating Costs	(20,454)	(24,137)	(24,580)	(23,038)	(686)
General and Administrative Costs	(4,222)	(4,503)	(4,261)	(5,815)	(482)
Depreciation Costs	(17,472)	(16,152)	(14,379)	(11,393)	(262)
Net Operating (Loss) Income	(26,068)	(28,543)	(8,372)	11,262	(258)

Interest Income	298	10	34	258	138
Interest Costs	(4,880)	(3,467)	(1,807)	(1,044)	-
Other Financial (Costs) Income	327	(151)	(699)	(2,333)	50
Total Other (Costs) Income	(4,255)	(3,608)	(2,472)	(3,119)	188
Income Tax Benefit (Expense)	997	-	-	(1,212)	-
Net (Loss) Income	(29,326)	(32,151)	(10,844)	6,931	(70)

Basic (Loss) Earnings per Share	(0.53)	(1.54)	(0.47)	0.34	(0.01)
Diluted (Loss) Earnings per Share	(0.53)	(1.54)	(0.47)	0.34	(0.01)
Cash Dividends Declared per Share	0.08	0.28	0.94	1.35	-
Basic Weighted Average Shares Outstanding	54,995,614	20,939,260	23,203,142	20,314,530	8,772,166
Diluted Weighted Average Shares Outstanding	54,995,614	20,939,260	23,203,142	20,350,404	8,772,166
Market Price per Common Share as of December 31,	1.20	2.75	5.27	12.28	NA

Other Financial Data:
Net Cash (Used in) Provided by Operating Activities	(14,032)	(16,262)	5,987	17,183	(545)
Dividends Paid	(4,933)	(5,997)	(21,922)	(31,221)	-

Selected Balance Sheet Data (at period end):
Cash and Cash Equivalents	31,506	2,953	5,339	46,398	109,819
Total Assets	387,711	374,854	336,200	322,421	245,382
Total Long-Term Debt (1)	136,552	136,193	45,833	-	-
Common Stock	647	234	234	234	167
Total Shareholders' Equity	248,273	234,196	280,857	319,230	243,321

(1)
Debt consists of $137,000, $137,000 and $47,000 as of December 31, 2017, 2016 and 2015 respectively. As of December 31, 2014 and 2013 we had no long-term debt (all numbers in thousands of U.S. dollars).

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
The level of offshore exploration, development and production activity has historically been characterized by volatility. The oil and gas drilling industry is cyclical, and the industry is in a down cycle.  Between March 2014 and March 2018 the price of Brent crude fell from over $100 per barrel to approximately $64 per barrel, reaching a low point in January 2016 of less than $30 per barrel. In response to the decrease in prices of oil and gas, expenditures for offshore drilling decreased. The decline in exploration and development of offshore areas has resulted in a decline in demand for our offshore marine services. The lack of investment in offshore oil and gas exploration, development and production resulted in reductions in our day rates and utilization rates, and has a material effect on our financial condition and results of operations.
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
We currently own a fleet of 10 vessels, two of which will be reactivated from lay-up for the 2018 summer campaign. All of our vessels are employed in the spot market. We are therefore highly dependent on spot market charter rates.  The spot charter rates for PSVs of our size have been highly volatile. The achieved average spot rate for our PSV`s was $7,998 per day for the year ended 2016 and $10,784 per day for the year ended 2017.
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
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed an updated guideline for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water. Depending on the date of the IOPP renewal survey, existing vessels must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.

If economic conditions throughout the world deteriorate or become more volatile, it could impede our operations.
Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping industry. At present, capital markets are well-functioning and funding is available for the shipping industry. However, if global economic conditions worsen or lenders for any reason decide not to provide debt financing to us, we may not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
The world economy faces a number of challenges, trade wars that cause markets to plunge, the effects of volatile oil prices, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa and other geographic areas and countries. If one or more of the major national or regional economies should weaken, there is a substantial risk that such a downturn will impact the world economy. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas.
In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom from the European Union and potential new trade policies in the United States further increase the risk of additional trade protectionism.
In China, a transformation of the Chinese economy is underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. According to the International Monetary Fund, the growth rate of China's GDP increased to 6.9% for the year ending December 31, 2017, which despite being higher than expected, continues to remain below historical levels. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness.
While the recent developments in Europe and China have not had a significant immediate impact on our charter rates, an extended period of deterioration in the world economy could reduce the overall demand for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.
Credit markets in the United States and Europe have in the past experienced significant contraction, de-leveraging and reduced liquidity, and there is a risk that U.S. federal and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, volatile.
We face risks attendant to changes in economic environments, changes in interest rates and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.
Prospective investors should consider the potential impact, uncertainty and risk associated with the development in the wider global economy. Further economic downturn in any of these countries could have a material effect on our future performance, results of operations, cash flows and financial position.

The state of global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms, which may hinder or prevent us from expanding our business.
Global financial markets and economic conditions have been, and continue to be, volatile. In recent years, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. Since 2008, there has been a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.
As a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets may increase as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, additional financing may not be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to expand or meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms.  In addition, these difficulties may adversely affect the financial institutions that provide us with our original $60.0 million revolving credit facility, or the Credit Facility, which on March 16, 2015, was increased to $150.0 million, and may impair their ability to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations. As of December 31, 2017, we had drawn down an aggregate of $137.0 million under the Credit Facility. However, we are unable to draw further on the Credit Facility due to the terms under the waivers obtained.
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
We are subject to war, sabotage, piracy, cyber-attacks and terrorism risk.
War, sabotage, pirate, cyber and terrorist attacks or any similar risk may affect our operations in unpredictable ways, including changes in the insurance markets, disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, refineries, electric generation, transmission and distribution facilities, offshore rigs and vessels, and communications infrastructures, could be direct targets of, or indirect casualties of, a cyber-attack or an act of piracy or terror.  War or risk of war may also have an adverse effect on the economy.  Insurance coverage can be difficult to obtain in areas of pirate and terrorist attacks resulting in increased costs that could continue to increase.  We continually evaluate the need to maintain this insurance coverage as it applies to our fleet.  Instability in the financial markets as a result of war, sabotage, piracy, cyber-attacks or terrorism could also affect our ability to raise capital and could also adversely affect the oil, natural gas and power industries and restrict their future growth.

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
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

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
We did not recognize impairment charges in the year ended December 31, 2017. If the current weak market conditions continue, it would have a negative impact on future operating results and could possibly result in impairment charges.
We did not recognize impairment charges as of December 31, 2017. As more fully described in our accounting policies, we evaluate our individual assets for impairment whenever events or changes in circumstances indicate that the carrying amount of our vessels may not be recoverable. As required by U.S. GAAP (ASC 360), in determining whether our assets are recoverable, we compare our estimate of the undiscounted cash flows expected to be generated by the asset to its carrying amount. If the undiscounted cash flows are greater than the carrying amount, no impairment charge is recognized. As of December 31, 2017, we determined that the sum of the undiscounted cash flows for each vessel exceeded its carrying value.
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
The most important assumptions in determining undiscounted cash flows are the estimated charter rates and utilization. For the first and second year of our analysis we use a 3-year weighted average, which is composed of the lower of the historical market rates and utilization, as provided by a third party, and the rates and utilization we have achieved for the same period. For year three of our analysis we have applied a one year ramp up where rates are based on 75% of the 15-year historical average rates provided by third party, while applying a utilization rate of 75%. The ramp up period is applied to reflect a potentially slower return to historical activity levels. For the rates and utilization thereafter we use the 15-year historical average as provided by a third party. Charter rates and utilization are volatile.

We have used a long-term average because we believe it reflects the long-term perspective we have when we invest in our vessels and includes objective data reflecting both positive and negative cycles impacting our business. The actual rates and utilization we realize in the future in any given year is likely to differ significantly from the long-term historical averages that we use. We do not predict that rates and utilization will necessarily reach the 15-year historical average by the fourth year, but rather that we will achieve the average of the 15-year rates for the remaining useful life of the vessels. As the analysis is based on undiscounted cash flows, timing of cash flows is not important, but if we slowly ramp up with increases or decreases we would achieve the same result as using the average rates and utilization.
In the future, we might change the assumptions we use in our analysis if we conclude that there has been a fundamental shift in the market and that the 3-year and 15-year historical average market rates and utilization are no longer indicative of future market conditions. This change in assumptions could result in an impairment charge being recognized.
The average spot market rates provided by a third party for the year ended December 31, 2017, was $9,983 per day, and the average market utilization, (including idle vessels) was 63%. Our achieved rate for the period was $10,784 per day and the utilization was 65% for our vessels in operation. The figures presented with respect to us do not include longer term charter contracts for the respective periods. If the current weak market conditions continue for longer than we expect or decline further, it becomes more likely that we may recognize impairment charges. In a market where demand and supply for vessels are stable and rates are above a cash break-even, utilization rates are not as volatile. When the market is in such a state, the rates will fluctuate depending on the short-term demand and supply, but as an overall market is in balance, vessels in the market will be able to secure contracts regularly.
Our impairment analysis as of December 31, 2017, based on 3-year and 15-year historical average PSV rates and utilization as of December 31, 2017, indicates that our undiscounted cash flows are 37% higher than carrying values on an accumulated basis for our fleet.
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
Our Credit Facility is advanced at a floating rate based on London Interbank Offered Rates, or LIBOR. Any volatility in the LIBOR rate will affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our earnings and cash flows.
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
However, these alternative financing options, if necessary, may not be sufficient to allow us to meet our debt obligations.
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
As of December 31, 2016, we were in default of the minimum value adjusted equity, the minimum value adjusted equity ratio and the minimum liquidity covenants in the credit agreement governing the Credit Facility. The minimum value adjusted equity covenant requires us to maintain value adjusted equity of a minimum of $150.0 million. The minimum value adjusted equity ratio requires us to have value adjusted equity to value adjusted total assets of at least 45%. The minimum liquidity covenant requires us to have the higher of $10.0 million or 6% of our total debt.  Waivers were obtained from our lenders lowering (i) the minimum value of equity and (ii) the minimum value adjusted equity ratio covenant requirements to levels at which the Company was in compliance, and suspending (iii) the minimum level of liquidity covenant. These waivers were effective until April 30, 2018. Under the waivers the Company is unable to draw further on the Credit Facility.
In April 2018 we entered into an amendment to the credit agreement for our Credit Facility that extends the waiver period up until December 31, 2019, for all the covenants associated with the Credit Facility except for reintroducing a liquidity covenant of $5.0 million. Under the terms of this waiver, we are unable to draw further on the Credit Facility until we comply with the original terms and conditions under the Credit Facility agreement. The waiver obtained does not prohibit us from paying dividends. We may distribute dividends, subject to a corresponding amount being repaid under the Credit Facility.
Although we received waivers lowering our covenant requirements, should our charter rates or vessel values materially decline further in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants.
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
In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. The Company will no longer satisfy the criteria to qualify as an emerging growth company after 2018.
For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
ITEM 4.	INFORMATION ON THE COMPANY
A. History and Development of the Company
Nordic American Offshore Ltd. was formed on October 17, 2013 under the laws of the Republic of the Marshall Islands. We are an international company formed for the purpose of acquiring and operating platform supply vessels, or PSVs, and currently own and operate ten vessels. We maintain our principal offices at the LOM Building, 27 Reid Street, Hamilton HM 11 Bermuda.
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
Transactions
In February 2014, we purchased two newbuilding PSVs, NAO Storm and the NAO Viking, for a purchase price of $36.0 million and $36.5 million, respectively. The vessels were delivered to us in January 2015.

In May 2015, our Board of Directors authorized a share repurchase program under which we may repurchase up to 2.5 million of our common shares. As of the date of this annual report, 1,172,774 shares have been repurchased under the program at an average price of $5.99 per share, of which 301,935 shares were purchased during the financial year ended December 31, 2016. No shares were purchased during the financial year ended December 31, 2017. The repurchase program had a maturity of two years, expiring in 2017.
In February 2016, we completed the purchase of 1,571,749 of our own common shares in a private transaction at a purchase price of $4.50 per share.
In March 2017, we completed an underwritten public follow-on offering of 41,300,000 common shares, which included 1,300,000 common shares sold pursuant to the underwriters' partial exercise of the overallotment option to purchase additional common shares, at a price of $1.25 per share. The net proceeds we received from the offering were used for general corporate purposes and working capital purposes. The net proceeds of this offering were approximately $48.3 million.
As of the date of this annual report, we have 64,731,370 common shares issued, 61,986,847 outstanding and 2,744,523 treasury shares.
B. Business Overview
We are a platform supply vessel company that owns ten vessels. As of the date of this annual report, seven of our vessels are operating in the North Sea in the spot market and two of our vessels are in the process of being reactivated from lay-up, and we expect the vessels to commence commercial operation during the second quarter of 2018.
Our Fleet
As of the date of this annual report, our fleet currently consists of the following ten PSVs.
Vessel name	Yard (1)	Year Built	Capacity (dwt)	Cargo Deck Area (sq. meters)	Delivered to NAO
NAO Fighter	Ulstein	2012	4200	850	January 2014
NAO Prosper	Ulstein	2012	4200	850	January 2014
NAO Power	Ulstein	2013	4200	850	January 2014
NAO Thunder	Ulstein	2013	4200	850	December 2013
NAO Guardian	Ulstein	2013	4200	850	December 2013
NAO Protector	Ulstein	2013	4200	850	December 2013
NAO Storm	Ulstein	2014	4200	850	January 2015
NAO Viking	Ulstein	2014	4200	850	January 2015
NAO Galaxy	Vard	2016	4100	850	April 2016
NAO Horizon	Vard	2016	4100	850	June 2016
(1)	"Ulstein" refers to Ulstein Verft AS and "Vard" refers to Vard Group AS.

Employment of Our Fleet
It is our policy to operate our vessels either in the spot market or on short to long-term time charters.

The vessels in our fleet are considered homogeneous and interchangeable as they have approximately the same cargo deck area and capacity. As of the date of issuance of this annual report, seven vessels in our fleet are now in operation. We operate our vessels through Nordic American Offshore UK (NAO UK) in the UK and Norwegian sectors of the North Sea on both spot and shorter term time charters, although we may consider other regions depending on market conditions. Two of these PSVs are in the process of being reactivated. The company established in January 2018 a subsidiary in Norway, NAO Norway AS which will take over the chartering activities and overseeing the technical management of the vessels from NAO UK.

Technical Management of our Vessels
The technical management of our vessels is handled by companies under direct instructions from NAO. As of December 31, 2017, the ship management firms Remøy Shipping AS, or "Remøy", and V. Ships Limited, or V.Ships provide technical management for six and four of the Company's vessels, respectively. We have appointed V.Ships as technical manager for the additional two vessels being reactivated in 2018.
Company Management
In January 2014, the Company, entered into a management agreement with Nordic American Tankers Ltd, "NAT" or "the Manager" for the provision of administrative services for the Company as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors.
For services under the management agreement NAT currently receives a management fee of $100,000 per annum for a ten vessel fleet, and is reimbursed for costs incurred in connection with its services. In addition to costs incurred which are directly attributable to us, we also pay a portion of the operational costs such as salary and office rent among others, incurred by NAT which is allocated to us. For the years ended December 31, 2017 and 2016, we paid an aggregate of $2.3 and $2.2 million, respectively, for such costs incurred.
The International Offshore Market
International offshore support services are provided by a variety of companies both public and private. The vessels used vary significantly in size and specification depending on their expected role in supporting offshore drilling and production. Typically, the customer is either an oil company or an offshore oil rig operator. Employment of the vessels is categorized either as spot employment, where a vessel is hired anywhere from 24 hours to several weeks or long-term contract employment where the customer has the vessel at their disposition for more than twelve months or years.
The employment terms tend to vary between vessel types. The three main categories of offshore support vessels are Platform Supply Vessels (PSV), Anchor Handling Tug & Supply (AHTS) and Construction Support Vessels (CSV). The majority of PSV employment is related the support of oil production, bringing supplies, chemicals and equipment to the rigs, and returning waste product to land. PSVs are also used to support exploration activities. PSVs are distinguished based on deck area/cargo capacity and technical specification. AHTS are primarily used to support rig moves and tend to have more idle time than PSVs. CSVs are used in the construction of offshore installations for new oilfields and often equipped to perform subsea construction work.
Offshore oil exploration and production is a global activity and a variety of vessel types and rig types are employed. Operating costs and regulatory requirements vary significantly from region to region. Oil prices have risen in each of the last two years.

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
All offshore exploration and production businesses were impacted by the decline in the oil market in the second half of 2014. The lower oil price led to cancellation or postponement of many investment programs related to new fields and exploration. This negatively impacted the demand for all categories of offshore support vessels for the twelve months ended December 31, 2017 and 2016.
From the low point of $30 per barrel in January 2016, the price of oil has started to improve and has remained above $60 per barrel from December 2017 to the date of this report. The improved oil price and new lowered cash break even for the oil companies has resulted in a more positive sentiment in the industry. A stable oil price at profitable levels for oil companies can be expected to lead to increased investment activity and increased demand for AHTS and offshore support vessels.
The 2017 Offshore Support Vessel Market (Source: Fearnleys)
In the coming years, looking back at the present downturn, 2017 will likely represent the trough of the poor market. Except the Brent oil price, most of our market indicators decreased or developed practically sideways in 2017, and halfway through the year more than 35 % of the global OSV fleet was cold-stacked. That is not to say that there was nothing to be cheerful about, as much as we are more than able to curb our immediate enthusiasm. Throughout the year it also became apparent that close to all the supply vessel owners either had faced or were currently still facing severe financial challenges. However, only a small number of them actually disappeared from the market, with some returning only months afterwards. In the first quarter of 2017, the North Sea spot market was showing off its true colours as rates fluctuated a great deal. The market hit peak levels around GBP 75,000 for AHTS and GBP 20,000 for PSVs, yet there was little to warrant optimism apart from some sporadic high fixtures due to the high number of vessels re-entering the market from both lay-up and international waters. Average utilization for AHTS units was just shy of 40%, while PSVs achieved 63%. This is down from 2016 for both segments, and naturally, rates developed in a similar fashion, averaging just GBP 18,000 and GBP 7,800, respectively. As the market stabilized towards the end of the year, we register a change in the market sentiment towards the North Sea. The majority of market players now believe that the most challenging period of the downturn is behind us. Owners are adapting to challenging times in a number of ways in order to survive the next couple of years. It is apparent that several charterers seem to share this opinion, as now most of the invitations to tender include a request for considerable number of priced optional charter periods. This signals that charterers expect to retain their access to quality tonnage for a long time ahead, which brings cause foroptimism.

The Asian region experienced a slight uptick in vessel demand during the latter half of 2017, albeit only to a moderate degree. The average term rates developed flat throughout the year, with virtually no volatility, as even more OSVs entered lay-up, thereby maintaining some form of supply and demand balance. An unfortunate trend that is important to consider though, is that the strongest demand growth in this region came from countries with strong or increasingly strict cabotage regulations, such as Malaysia, Thailand, and Indonesia. Now increasingly common in several regions, the consequence of the cabotage restrictions is a market environment where it is increasingly difficult to operate as a global player. How this will shape the future is difficult to tell, but we are certain that it will have a significant impact on how and where owners operate their fleet.

Finally, with a substantial amount of sales materializing, in the last quarter of the year, 2017 was a busy year for Sale and Purchase departments. Granted, here as with the charter rates, the transaction values achieved remained at a bare minimum, it is definitely a welcome development. In the face of debt restructuring and bankruptcy protection, a lot of owners were forced to offload several ships in order to please either bondholders and/or banks, but it also enables a lot of new players to enter the OSV industry. With a 57 % volume growth from 2015 to 2016, and a further 45 % growth last year, we are confident that there is significant interest in the future. Moreover, there were only two thirds as many ships delivered in all of 2017 compared to the number scrapped, clearly pointing towards the development in the direction of a vessel supply and demand balance.

Although there is much to be optimistic about for the future, 2017 demonstrated a low point for the market. Save the modest growth in the North Sea spot market, the global averages, both in terms of day rates as well as utilization, developed flat with few exceptions. The number of ships cold-stacked remained at staggering levels all through the year, and there were still more than 350 ships on the shipyards' orderbooks when the year was done.

The Offshore Market 2018

The sentiment in the offshore sector has improved significantly since year-end following the oil price stabilizing above $60 per barrel and major oil companies being significantly cash positive. There have been various indicators of increased activity and inquiries for the upcoming 2018 summer campaign in the North Sea as more rigs become fixed for exploration campaigns, as well as other seasonal activities, such as pipe haul.
The effects of a more stable or increased level of activity from the oil companies will not have an immediate impact on the PSV market rates, as inherent overcapacity in laid-up vessels will continue to represent a ceiling on long-term charter rates this year. The scrapping of PSVs has mainly occurred in other regions, and has had less of an impact on the North Sea market thus far. We are however cautiously optimistic for the spot market in the North Sea in the coming summer season (including the second and third quarters of 2018) as many of the laid-up vessels will not be contenders for short term or spot work, due to costs and reactivation time, combined with their size and age.
 Government and Environmental Regulation

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard ("USCG"), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.  For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations.  Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," adopted the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LPG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The IMO's Marine Environmental Protection Committee ("MEPC"), adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur complaint fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.  This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The U.S. EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI"). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that all of our vessels are in substantial compliance with SOLAS and LL Convention standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The company has nominated Remøy Shipping and V.Ships to technically operate our vessels. The technical managers have obtained the DOC (document of compliance) in order to operate in accordance with the ISM code.
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW").  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Costs of compliance may be substantial.

Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost compliance could increase for ocean carriers and may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.  The costs of compliance with a mandatory mid-ocean ballast exchange could be material, and it is difficult to predict the overall impact of such a requirement on our operations.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the "Bunker Convention") to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where [the CLC OR the Bunker Convention] has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the "Anti‑fouling Convention." The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this report, each of our vessels is ISM Code certified. The company has nominated Remøy Shipping and V.Ships to technically operate our vessels. The technical managers have obtained the DOC (document of compliance) in order to operate in accordance with the ISM code.   However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
(i)          injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)          injury to, or economic losses resulting from, the destruction of real and personal property;
(iv)          loss of subsistence use of natural resources that are injured, destroyed or lost;
(iii)          net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
 (v)          lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)          net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
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

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. All the Company's vessels operate in the North Sea, and it is unlikely they will operate in the U.S. under the Jonas Act Scheme at a later time. Hence there is no requirement to carry USCG`s COFR (Certificate of Financial responsibility) for our vessels.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, the status of several of these initiatives and regulations is currently in flux.  For example, the U.S. Bureau of Safety and Environmental Enforcement ("BSEE") announced a new Well Control Rule in April 2016, but pursuant to orders by the U.S. President in early 2017, the BSEE announced in August 2017 that this rule would be revised.  In January 2018, the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years.  The effects of the proposal are currently unknown. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $ 1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (the "VGP"). On March 28, 2013, the EPA re-issued the VGP for another five years from the effective date of December 19, 2013.  The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants. For a new vessel delivered to an owner or operator after December 19, 2013 to be covered by the VGP, the owner must submit a Notice of Intent ("NOI") at least 30 days (or 7 days for eNOIs) before the vessel operates in United States waters. We have submitted NOIs for our vessels where required.
The USCG regulations adopted under the U.S. National Invasive Species Act ("NISA") impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters.  The USCG has implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. As of January 1, 2014, vessels were technically subject to the phasing-in of these standards, and the USCG must approve any technology before it is placed on a vessel. The USCG first approved said technology in December 2016, and continues to review ballast water management systems. The USCG may also provide waivers to vessels that demonstrate why they cannot install the new technology.  The USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading within the exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3—first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3—first scheduled drydock after January 1, 2016.  All of our vessels have ballast capacities over 5,000m3, and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016, unless an extension is granted by the USCG.
The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.  In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast requirements including, in some states, specific treatment standards.  Compliance with the EPA, USCG and state regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

Two recent United States court decisions should be noted.  First, in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP.  The effect of such redrafting remains unknown.  Second, on October 9, 2015, the Sixth Circuit Court of Appeals stayed the Waters of the United States ("WOTUS") rule, which aimed to expand the regulatory definition of "waters of the United States," pending further action of the court.  In response, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis. In February 2017, the U.S. President issued an executive order directing the EPA and U.S. Army Corps of Engineers publish a proposed rule rescinding or revising the WOTUS rule.  In January 2018, the Supreme Court held that the federal district courts, not the appellate courts, have jurisdiction to hear challenges to the WOTUS rule.  Also in January 2018, the EPA and Army Corps of Engineers issued a final rule pursuant to the President's order, under which the Agencies will interpret the term "waters of the United States" to mean waters covered by the regulations, as they are currently being implemented, within the context of the Supreme Court decisions and agency guidance documents, until February 6, 2020.  Litigation regarding the status of the WOTUS rule is currently underway, and the effect of future actions in these cases upon our operations is unknown.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
International Labour Organization
The International Labour Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labour Convention 2006 ("MLC 2006"). A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. president announced its intent to withdraw from the Paris Agreement.  The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four year exit process.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions. In response to that order, on October 16, 2017, the EPA proposed to repeal the Clean Power Plan, its first standards on carbon dioxide emissions from power plants. On December 28, 2017, the EPA published an Advance Notice of Proposed Rulemaking outlining its plans to replace the Clean Power Plan if the repeal moves forward.  Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 ("MTSA"). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code ("the ISPS Code"). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The following are among the various requirements, some of which are found in the SOLAS Convention:
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
•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.
The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being "in class" by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 60 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Risk of Loss and Liability Insurance
General
The operation of any vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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
C. Organizational Structure
As of December 31, 2017, we are the sole owner of all of the outstanding shares of Blue Power Limited, a company organized under the laws of Bermuda and Nordic American Offshore (UK) Ltd., a company organized under the laws of the United Kingdom. In January 2018 we have established NAO Norway AS, a company incorporated under the laws of Norway.
D. Property, Plants and Equipment
Other than our vessels, we do not own any material property. Please see Item 4. Information on the Company–Business Overview–Our Fleet, for a description of our vessels. All of our PSVs are mortgaged as collateral under our Credit Facility.
ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
We present our Statement of Operations and Comprehensive (Loss) Income using charter revenues and charter costs. During the periods ended December 31, 2017, 2016 and 2015, our vessels were employed in the North Sea on term and spot charters.

RESULTS FOR THE YEAR ENDED DECEMBER 31, 2017 COMPARED TO YEAR ENDED DECEMBER 31, 2016
	Year ended December 31,
All figures in USD '000	2017	2016	Variance
Charter Revenues	17,895	17,697	1.1%
Charter Costs	(1,815)	(1,448)	25.4%
Vessel Operating Costs	(20,454)	(24,137)	(15.3%)
General and Administrative Costs	(4,222)	(4,503)	(6.2%)
Depreciation Costs	(17,472)	(16,152)	8.2%
Net Operating Loss	(26,068)	(28,543)	(8.7%)
Interest Income	298	10	2880%
Interest Costs	(4,880)	(3,467)	40.8%
Other Financial Income (Costs)	327	(151)	(316.6%)
Total Other Costs	(4,255)	(3,608)	17.9%
Loss before income taxes	(30,323)	(32,151)	(5.7%)
Income Tax	997	-	NA
Net Loss and Comprehensive Loss	(29,326)	(32,151)	(8.9%)

Charter Revenues increased by 1.1% from December 31, 2016 to December 31, 2017. We consider the increase to be marginal, resulting from increased average rates and decreased average utilization at December 31, 2017 compared to December 31, 2016. In 2017, we had seven vessels trading and three vessels laid up for the full year. Of the seven operating vessels, one vessel was fixed on a term contract of seven months and the six others were trading on the spot market. The nature of the spot market leads to an increase in harbor costs, fuel costs and other off-hire related costs such as pilotage, linesmen, light dues, off-hire surveys, etc., in comparison to a term contract where the client covers all these costs while the vessel is on-hire.

The increase in charter costs of 25.4% is primarily due to increased port charges and off-hire costs. Off-hire costs increased since the average utilization at December 31, 2017 compared to December 31, 2016 decreased and that at December 31, 2017 we had three vessels in layup, involving bunkering costs and costs associated with having the vessels laid up).

The decrease in vessel operating costs is primarily due to the three new vessels added to the fleet that were in lay-up during 2017, which had significantly lower operating costs than a vessel in operation. The increase in costs from adding two new vessels to the fleet that were previously laid up was partly offset by one additional vessel being laid up since October 2016.

The 6.2% decrease in general and administrative costs is due to legal fees incurred in 2016 due to our re-domiciliation from the Marshall Islands to Bermuda.

The 8.2% increase in depreciation costs is a result of the acquisition of two new vessels in 2016. The vessels were delivered in April and June 2016, and were depreciated from the time of delivery. 2017 is the first year with full depreciation for the two vessels delivered in 2016.

Net operating loss was $26.0 million for the twelve months ended December 31, 2017, compared to $28.5 million for the twelve months ended December 31, 2016. The decrease in net operating loss is primarily caused by the reduction in vessel operating costs.

No vessel impairment was recorded for the year after having performed an impairment analysis. The Company's fleet's average age is just over 4 years and the estimated undiscounted cash flows exceed the book value of each vessel as of December 31, 2017. Please see further information under "Item 5H.-Critical Accounting Estimates".

As of December 2017, interest expenses increased by 40.8% compared with the same period last year. This is due to increased interest rates and the fact that another $90 million of the credit facility was drawn on our credit facility in 2016.

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

The 5.7% increase in general and administrative costs is due to the strengthening of the organization with additional employees increasing the cost basis. In addition, fees to our auditor and legal advisors increased due to our re-domiciliation from the Marshall Islands to Bermuda.

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

B. Liquidity and Capital Resources
We operate in a cyclical and capital intensive industry and we have historically financed our acquisitions of PSV`s mainly through raising new equity in combination with loan finance. We refer to further comments below in regards to our Credit Facility. As of December 31, 2017 and December 31, 2016 we had cash and cash equivalents of $31.5 million and $2.9 million, respectively.
Equity Issuances
In November 2013, we issued an aggregate of 16,666,666 common shares in the Private Placement in Norway at $15.00 per share, resulting in net proceeds to us of $243.4 million. The net proceeds of the Private Placement were used to finance the acquisition of the first six vessels in our fleet.
In June 2014, we completed our IPO of 6,764,704 common shares, including the full exercise of the underwriters' option to purchase 882,352 additional common shares, at $16.00 per share, resulting in net proceeds to us of approximately $100.2 million. The net proceeds of the IPO were used to finance a portion of the purchase price of the newbuilds acquired in 2014.
In March 2017, we completed an underwritten public follow-on offering of 41,300,000 common shares, which includes 1,300,000 common shares sold pursuant to the underwriters' partial exercise of the overallotment option to purchase additional common shares, at a price of $1.25 per share. The net proceeds we received from the offering were approximately $48.3 million and were to be used for general corporate purposes and working capital financing purposes.
Our Borrowing Activities
Credit Facility
On December 19, 2013, we entered into a revolving credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB for up to $60.0 million, the (Credit Facility). On March 16, 2015, we expanded the Credit Facility to $150.0 million. The Credit Facility provides funding for general corporate purposes. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and we pay a commitment fee on any undrawn amounts. The maximum potential annual commitment fee payable on undrawn amounts is $600,000. There are no mandatory repayments of principal during the term of the Credit Facility, and we pay interest only on drawn amounts and commitment fee for undrawn amounts. The maturity of the Credit Facility has been extended to March 2020, as part of increasing the facility in 2015.
As of December 31, 2017 and December 31, 2016, we had $137.0 million and $137.0 million, respectively outstanding under the Credit Facility.

Borrowings under the Credit Facility are currently secured by first priority mortgages on our vessels and assignments of earnings and insurance. Under the Credit Facility, we are subject to certain covenants requiring among other things, the maintenance of (i) a minimum value adjusted amount of equity, and (ii) a minimum value adjusted equity ratio, and (iii) a minimum level of liquidity, and (iv) a positive working capital. The Credit Facility also includes customary events of default, including non-payment, breach of covenants, insolvency, cross defaults and material adverse change. A breach of any of these covenants would result in the Credit Facility becoming callable by the lenders.
As of December 31, 2016 and December 31, 2017 we were in default with three of our debt covenants, (i) the minimum value adjusted amount of equity clause, (ii) the minimum value adjusted equity ratio clause and (iii) a minimum level of liquidity.  In April 2018 we entered into an amendment to the credit agreement for our Credit Facility that extends the waiver period up until December 31, 2019, for all the covenants associated with the Credit Facility except for reintroducing a liquidity covenant of $5.0 million. Under the terms of the waiver obtained, the Company are unable to draw further on the Credit Facility until we comply with the original terms and conditions under the Credit Facility agreement. The waiver obtained does not prohibit the Company from paying dividends. The Company can distribute dividends, subject to a corresponding amount being repaid under the Credit Facility.
Cash on hand was $31.5 million as of December 31, 2017.
 On a regular basis, we perform cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and the compliance with financial and security ratios under our existing financing agreements. In developing estimates of future cash flows, we make assumptions about the vessels' future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses and interest charges. The assumptions applied are based on historical experience and future expectations.
We believe that our current cash and cash equivalents and cash expected to be generated from operations are sufficient to meet our working capital needs and other liquidity requirements for the next 12 months from the date of this report. If the charter rates and utilization of our vessels fall below the rates and utilization achieved in 2017 for the coming twelve months, we may have to ask our lenders for further waivers or we may have to raise equity to strengthen the liquidity of the Company and to comply with our financial covenants.
Cash Flow
Cash outflows from operating activities improved by $2.3 million from ($16.3) million to ($14.0) million used in operating activities for the year ended December 31, 2017. The improvement in cash flows from operating activities is primarily due to reduced operating expenses as a result of vessels being stacked and the increase in average realized rates, which are the primary driver of cash flows from operating activities. The average utilization for the year ended December 31, 2017 decreased compared with the average utilization for the year end December 31, 2016, but it did not materially affect the cash flow as the change was minimal. The majority of the operating cash flows earned in 2017 and 2016, have been based on assignments in the spot market.
Cash outflows from investing activities decreased to ($0.8) million for the year ended December 31, 2017 from ($61.6) million for the year ended December 31, 2016. The decrease in cash flows from investing activities is primarily due to the delivery of two vessels acquired in 2016. No vessels were delivered in 2017.
Cash inflows from financing activities decreased to $43.4 million for the year ended December 31, 2017 compared to $75.5 million for the year ended December 31, 2016. The decrease in 2017 is mainly due to no utilization of the credit facility in 2017, offset by the offering of $48.3 in March 2017.

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
F. Tabular Disclosure of Contractual Obligations
Our contractual obligations as of December 31, 2017, consist of our obligations as a borrower under our Credit Facility.
The following table sets out financial, commercial and other obligations outstanding as of December 31, 2017 (all figures in thousands of USD).
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Facility (1)	$137,000	-	$137,000	-	-
Interest Payments (2)	$18,842	$8,388	$10,454	$-	-
Commitment Fees (3)	$201	$91	$110	$-	-
Total	$156,043	$8,479	$147,564	$-	-

(1)	Refers to obligations to repay indebtedness outstanding as of December 31, 2017
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2017
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2017. Estimate based on applicable commitment fee on undrawn amount as of December 31, 2017
As of  December 31, 2017 we have $31.5 million in cash on hand, and $13 million undrawn under our Credit Facility. Under the terms of the waiver that we have obtained, we are unable to draw further on the Credit Facility.
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
Impairment of Long-Lived Assets: Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the carrying amount of the vessel, the vessel is deemed impaired. Impairment charges may be limited to each individual vessel. There was no impairment on vessels for the years ended December 31, 2017, 2016 or 2015. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the vessel. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.
In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating costs, capital expenditures, residual value and the estimated remaining useful life of each vessel.

The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated discounted cash flows are determined by estimating daily charter and utilization rates for the remaining operating days. The Company estimates daily charter and utilization rates for the remaining operating days considering the historical company-specific performance, average for similar vessels and utilizing available market data to estimate charter and utilization rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating costs (including planned drydocking and engine overhaul expenditures). For operating cost, we have applied a weighted company-specific average for the preceding three financial years and applied an annual growth factor of 2.0%.
When developing the forecast for daily charter rates for the remaining useful life of the vessels, we have divided the revenue forecast into three categories. For the first and second year of our analysis we have applied a 3-year weighted average, which is composed of the lower of the historical market rates and utilization, as provided by a third party, and the rates and utilization we have achieved for the same period. For year three of our analysis we have applied a one year ramp up where rates are based on 75% of the 15-year historical average rates provided by a third party, while applying a utilization rate of 75%. The ramp up period is applied to reflect a potentially slower return to historical activity levels. For the rates and utilization thereafter we use the 15-year historical average as provided by a third party.
Cost associated with vessels in lay-up have been included in the estimation for the relevant vessels and for the expected time of lay-up. No revenue is generated during lay-up.
If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down to the vessel's fair market value. Fair market value is calculated based on estimated discounted operating cash flows. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

The Total Fleet – Comparison of Carrying Value versus Market Value
During the past two years the market value of vessels as provided by offshore shipbrokers has declined, and we have identified impairment indicators. We have performed a cash flow analysis with undiscounted values to assess the recoverability of the carrying value of our vessels. Our analysis did not result in any vessels having carrying values exceeding undiscounted cash flows. Below is the basis of our analysis of undiscounted cash flows and a comparison of our carrying values to the current values of our vessels as assessed by brokers.
The table below indicates the charter rates applied in our impairment assessment, (1) the break-even rate that indicates the rate when the undiscounted cash flows would not recover the carrying value for the first vessel in our fleet, (2) Achieved rates by us and (3) historical market rates for the North Sea, obtained from an external party.

	Rates used				Break- even (1)	Achieved rates (2)		Market rates (3)
$ per day	First year	Second year	Third year	Thereafter		2017	2016	2013-2017	2008-2017
Rates	$9,580	$9,580	$14,930	$19,907	$18,065	$10,784	$7,998	$13,134	17,063
Utilization	69%	69%	75%	88%	NA	65%	67%	78%	85%

If, in performing our impairment analysis as of December 31, 2017, we had used the 10-year historical average PSV rates (no change in utilization, base case), carrying value would have exceeded the undiscounted cash flows for six of our vessels. We would have recognized an impairment charge estimated at $95.1 million, if these six vessels were written down to market values based on estimates by ship brokers. If, in performing our impairment as of December 31, 2017 using the 10-year average utilization (no change in rates, base case), none of our vessels would have been impaired.
If we had used the 5-year historical average PSV rates (no change in utilization, base case) as of December 31, 2017, all of our vessels would have had carrying values exceeding undiscounted cash flows, and we would have recognized an impairment charge of $134.6 million if all vessels were written down to market values based on estimates by ship brokers. If, in performing our impairment as of December 31, 2017 using the 5-year average utilization (no change in rates, base case), carrying value would have exceeded the undiscounted cash flows for six of our vessels. We would have recognized an impairment charge estimated at $95.1 million, if these six vessels were written down to market values based on estimates by ship brokers.
The table set forth below indicates the carrying value of each of our vessels as of December 31, 2017, all of which exceed the market values based on shipbroker reports and the aggregate of difference between carrying values and market values.

Vessel	Yard	Year built	Delivered to NAO	Carrying value 2017 ($ millions)	Carrying value 2016 ($ millions)
NAO Fighter*	Ulstein	2012	January 2014	36.8	38.6
NAO Prosper*	Ulstein	2012	January 2014	37.1	38.7
NAO Power*	Ulstein	2013	January 2014	37.3	39.2
NAO Thunder*	Ulstein	2013	December 2013	36.9	38.6
NAO Guardian*	Ulstein	2013	December 2013	37.1	38.8
NAO Protector*	Ulstein	2013	December 2013	36.7	38.5
NAO Storm*	Ulstein	2015	January 2015	31.8	33.2
NAO Viking*	Ulstein	2015	January 2015	32.1	33.6
NAO Horizon*	VARD	2016	April 2016	33.1	34.5
NAO Galaxy*	VARD	2016	June 2016	31.8	33.2

* Indicates vessels where we believe the carrying value exceeds the market value, based on estimates by shipbrokers, as of December 31, 2017. We believe that the aggregate carrying value of our vessels exceeds their aggregate market value on that basis by approximately $134.6 million.
We believe that the future undiscounted cash flows expected to be earned by our vessels over their operating lives exceeded the vessels' carrying amounts at December 31, 2017.
Drydocking and engine overhaul: The Company's vessels are required to be drydocked approximately every 60 months, and to have engines overhauled after 10,000 – 11,000 running hours. The Company will capitalize a substantial portion of the costs incurred during drydocking and overhaul, and amortize those costs on a straight line basis from the completion of a drydocking, intermediate survey or overhaul to the estimated completion of the next drydocking or overhaul. For the vessels acquired an estimate of $200,000 and $365,000 for drydock cost and overhaul costs, respectively, has been allocated from the purchase price. Drydocking is depreciated over five years, and engine overhauls are depreciated based on the number of running hours within the reporting period according to the built-in overhaul method.
Vessels, net: Vessels and equipment are stated at historical costs, less accumulated depreciation which is provided by the straight line method over their estimated useful life of 25 years. Interest is capitalized in connection with the construction of vessels. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessel. Repairs and maintenance are expensed as incurred. The vessels' estimated residual values and useful life are reviewed when there has been a change in circumstances that indicate the original estimate may no longer be appropriate. Residual values are estimated at approximately $1.5 million for each vessel in the fleet at December 31, 2017 and 2016.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Directors and Senior Management of the Company and the Manager
Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors currently consists of five directors and is elected annually on a staggered basis. Each director elected holds office for a three-year term or until his or her successor is duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his term of office. The term of our Class A director will expire at our 2020 annual meeting of shareholders.   The term of our Class B directors will expire at the 2018 annual meeting of shareholders. The term of our Class C directors will expire at the 2019 annual meeting of shareholders.
Officers are appointed from time to time by our Board of Directors and hold office until a successor is appointed. The business address of each of our directors and executive officers listed below is Nordic American Offshore Ltd., LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.
Name	Age	Position
Herbjørn Hansson	70	Executive Chairman and Class C Director
Marianne Lie	57	Executive Vice Chairman and Class C Director
Paul J. Hopkins	71	Class B Director and Audit Committee Member
James Kelly	65	Class B Director
David M. Workman	58	Class A Director
Bjørn Giæver	50	Chief Financial Officer

Biographical information concerning the directors and executive officers listed above is set forth below.
Herbjørn Hansson, Executive Chairman and Class C Director
Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and attended Harvard Business School. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, recently as Vice Chairman of Teekay Norway AS, until he started working full-time for Nordic American Tankers, or NAT (NYSE:NAT) on September 1, 2004. He also has been a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes. Mr. Hansson has been Executive Chairman of Nordic American Offshore Ltd., or NAO (NYSE:NAO) since its establishment in 2013.
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
Bjørn Giæver, Chief Financial Officer
Bjørn Giæver has served as our Chief Financial Officer since October 16, 2017.  Mr. Giaever has more than 20 years of experience in the shipping industry, holding key roles in corporate finance and equity research. Mr. Giaever joins NAT/NAO from the well reputed firm of Fearnley Securities AS with main office in Oslo, Norway, an investment bank with special focus on the maritime sectors, where he served as a director and partner in the Corporate Finance division. Mr. Giaever has served as a corporate advisor in the John Fredriksen group in London, top rated Senior Shipping Analyst in DNB Markets and partner in Inge Steensland AS, specializing in gas related maritime matters.

B. Compensation
We currently have employment agreements with our Executive Chairman and Executive Vice Chairman to be paid an aggregate amount of about $502,000 per year. Under the terms of these employment agreements, either party may terminate the agreement with up to six months' prior notice.
Our current non-executive directors receive annual compensation in the amount of $37,500 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee.
We do not have a retirement benefit plan for our officers or directors.
C. Board Practices
Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his or her successor is duly elected and qualified. Our current Class B and Class C directors were elected at our annual general meeting held in 2013. The Class B directors were re-elected at our 2015 annual general meeting to serve until the 2018 annual general meeting. Our Class C director was re-elected for a new term at our 2016 annual general meeting to serve until the 2019 annual general meeting. Our current Class A director was re-elected at our 2017 annual general meeting to serve until the 2020 annual general meeting.
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
D. Employees
As of December 31, 2017 we have four employees filling the positions of Executive Chairman, Executive Vice-Chair, Chief Financial Officer, and a chartering manager.
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
Title	Identity of Person	No. of Shares	Percent of Class(1)
Common	Nordic American Tankers Limited (2)	9,993,535	16.1%
Common	Magnus Roth (3)	7,116,248	11.5%
Common	Mackenzie Financial Corporation (4)	6,243,928	10.1%
Common	High Seas AS (Hansson family) and Herbjørn Hansson directly (5)(6)	8,204,240	13.2%
Common	Marianne Lie		*
Common	Paul J. Hopkins		*
Common	James Kelly		*

(1)	Based on 61,986,847 common shares outstanding as of the date of this annual report unless otherwise indicated.
(2)	Based on information contained in Schedule 13D/A that was filed with the SEC on September 14, 2017.
(3)	Based on information contained in Schedule 13G/A that was filed with the SEC on February 9, 2018.
(4)	Based on information contained in Schedule 13G/A that was filed with the SEC on March 9, 2018.
(5)	Based on information contained in Schedule 13D/A that was filed with the SEC on September 12, 2017.
(6)	High Seas AS is a company controlled by Herbjørn Hansson, our Chairman, for the benefit of his family.
* Less than 1% of our outstanding shares of common shares.
B. Related Party Transactions
Nordic American Tankers Limited
In December 2013, NAO entered into a management agreement with Nordic American Tankers Ltd. "NAT, for the provision of administrative services as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors. For services under the Management Agreement, the Company paid $100,000 for 2017, $100,000 for 2016 and $200,000 for 2015 and all directly attributable costs related to the Company are reimbursed. For the years ended December 31, 2017, 2016, and 2015, an aggregate of $2.3 million $2.2 million and $2.1 million, respectively, for such directly attributable costs were incurred which were included in General and Administrative Costs.

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

On August 31, 2017, NAT paid a dividend, which included a cash dividend of $0.10 per share and a distribution of an aggregate of 4,024,745 common shares of NAO, which were owned by NAT.  Each of NAT's shareholders that held 250 or more of its common shares received one NAO common share per 24.4 NAT common shares, which we recognized at a cash value of $0.05 per share. Fractional shares were compensated by a cash dividend based on the closing price of NAO shares on the NYSE on July 20, 2017, which was $1.22. Each of NAT's shareholders that held 249 or fewer shares received an additional cash dividend of $0.05 per common share. Following this distribution and as of the date of this report, NAT owned 16.1% of the outstanding common shares of NAO.

Other related parties
In May 2015, our Board of Directors authorized a share repurchase program under which we may repurchase up to 2.5 million of our common shares. As of the date of this annual report, 1,172,774 shares have been repurchased under the program at an average price of $5.99 per share, of which 301,935 shares were purchased during the financial year ended December 31, 2016.  No shares were purchased during the financial year ended December 31, 2017. The repurchase program had a maturity of two years, expiring May 2017.
In February 2016, we completed the purchase of 1,571,749 of our own common shares in a private transaction at a purchase price of $4.50 per share.
Our Executive Chairman and High Seas AS, an entity related to our Executive Chairman, owned 2,223,233 common shares as of December 31, 2016, and increased its holdings to 8,204,240 shares after acquiring 5,981,007 shares during 2017. From the shares purchased during 2017, 1,600,000 were acquired in the underwritten public follow-on offering completed during March 2017.  All shares owned by High Seas AS and our Executive Chairman were acquired in the open market at the trading price, or in offerings at the same price as the other investors. High Seas AS does not hold any position in which it provides services to NAO, the position as Chairman held by Herbjørn Hansson is not due to the ownership through High Seas AS and no shares are transferred to High Seas AS as remuneration of Mr. Hansson.

In 2014, we entered into an agreement with an immediate family member of our Chairman for the use of an asset for corporate and marketing activities. This agreement was terminated in the second quarter of 2017. The cost of this arrangement for the year ended December 31, 2016 and 2015 was $0.1 million per year, which are included in General and Administrative costs. No amounts were due to the related party as of December 31, 2017, 2016 or 2015.
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
Total dividends paid in the year ended December 31, 2017 and 2016 were $4.9 million and $6.0 million or $0.08 and $0.28 per share, respectively. The Company declared a dividend of $0.02 per share in respect of the fourth quarter of 2017 to shareholders of record as of February 23, 2018 which was paid to shareholders on March 13, 2018.
B. Significant Changes
There have been no significant changes since the date of the consolidated financial statements included in this annual report.
ITEM 9.          THE OFFER AND LISTING
Not applicable except for Item 9. A.4. and Item 9.C.
Share History and Markets
Since June 12, 2014, the primary trading market for our common shares has been the NYSE, on which our shares are listed under the symbol "NAO".
The following tables sets forth the high and low market prices for shares of our common stock as reported by the NYSE.
For the Year Ended:	HIGH	LOW
December 31, 2014*	$20.40	$9.70
December 31, 2015	$13.32	$4.34
December 31, 2016	$5.69	$2.60
December 31, 2017	$2.95	$0.87

*For the period beginning June 12, 2014.

For the quarter ended:	HIGH	LOW
June 30, 2016	$5.69	$4.22
September 30, 2016	$4.86	$3.50
December 31, 2016	$3.75	$2.60
March 31, 2017	$2.95	$1.05
June 30, 2017	$1.25	$0.87
September 30, 2017	$1.52	$1.14
December 31, 2017	$1.54	$1.17
March 31, 2018	$1.39	$1.10

For the month:	HIGH	LOW
September 2017	$1.52	$1.38
October 2017	$1.47	$1.27
November 2017	$1.54	$1.23
December 2017	$1.24	$1.17
January 2018	$1.39	$1.20
February 2018	$1.22	$1.18
March 2018	$1.20	$1.10
April 2018	$1.17	$1.04
May 2018*	$1.15	$1.12

* Through and including May 2, 2018.
ITEM 10.	ADDITIONAL INFORMATION
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

Limited actions by shareholders
The Bye-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special general meeting of the Company or by the unanimous written resolution of our shareholders.  The Bye-laws provide that, save for the ability of shareholders holding not less than 10% of the paid-up capital of the Company carrying the right of voting at general meetings of the Company to requisition the Board of Directors to convene a special general meeting, as set out in the Companies Act, only our Board of Directors may call special general meetings of the Company and the business transacted at the special general meeting is limited to the purposes stated in the notice.  Accordingly, save in the circumstances described above, a shareholder will be prevented from calling a special meeting for shareholder consideration of a proposal unless scheduled by our Board of Directors and shareholder consideration of a proposal may be delayed until the next annual general meeting of the Company.
Advance notice requirements for shareholder proposals and director nominations
The Bye-laws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual general meeting of the Company must provide timely notice of their proposal in writing to the corporate secretary.  Generally, to be timely, a shareholder's notice must be received at our registered office not less than 120 days nor more than 180 days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. The Bye-laws also specify requirements as to the form and content of a shareholder's notice.  These provisions may impede shareholders' ability to bring matters before an annual general meeting of the Company or make nominations for directors at an annual general meeting of the Company.
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
Dividend Reinvestment and Direct Stock Purchase Plan
We have a Dividend Reinvestment and Direct Stock Purchase Plan for 1,500,000 common shares to allow existing shareholders to purchase additional common shares by reinvesting all or a portion of the dividends paid on their common stock and by making optional cash investments and new investors to enter into the plan by making an initial investment. As at December 31, 2017 and as of the date of this annual report no shares were issued pursuant to the plan. We currently have a post-effective amendment reflecting the Redomiciliation to a registration statement on Form F-3 (Registration No. 333-208592) filed with and declared effective by the SEC in connection with the Dividend Reinvestment and Direct Stock Purchase Plan.
Listing
Our common shares are listed on the NYSE under the symbol "NAO."
Transfer Agent
The registrar and transfer agent for our common shares is Computershare Trust Company, N.A.
C. Material Contracts
Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. For a description of our Credit Facility, please see Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Credit Facility. For a description of our Management Agreement with Nordic American Tankers Ltd., please see Item 4. Information on the Company - Company Management.
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
The Bermuda government actively encourages foreign investment in "exempted" entities like the Company that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, the Company is subject neither to taxes on its income or dividends nor to any exchange controls in Bermuda other than outlined above. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by the Company, as required, without limitation.  For more information, please see Item 10. — Additional Information —E. Taxation—Bermuda Tax Considerations.

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
U.S. Federal Income Tax Considerations
In the opinion of Seward & Kissel, LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences of the ownership of common shares to U.S. Holders and Non-U.S. Holders, each as defined below.  The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect.  The discussion below is based, in part, on the description of our business as described in this annual report and assumes that we conduct our business as described herein.  This discussion applies only to investors that hold our commons shares as a capital asset and not to all categories of investors to which special rules may apply.  All investors are urged to consult their own tax advisors with respect to the ownership of our common shares.
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
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to its common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company. Dividends paid with respect to our common shares will generally be treated as foreign source dividend income and will generally constitute "passive category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
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
A 100 basis points increase in LIBOR would have resulted in an increase of approximately $1.4 million in our interest expense for the year ended December 31, 2017.
A 10% increase in the exchange rate between USD and NOK would have resulted in a decrease of $1.8 million in our operating result for the year ended December 31, 2017.
A 10% increase in the exchange rate between USD and GBP would have resulted in a decrease of $1.5 million in our operating result for the year ended December 31, 2017.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.	CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures.
Our principal Executive Officer and our Principal Financial and Accounting Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2017, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial and Accounting Officer to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time period specified by the SEC's rules and forms.
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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its 2013 Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2017, our internal control over financial reporting was effective.
C. Attestation report of the registered public accounting firm.
This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.  As an "emerging growth company," we are currently exempt from having our independent auditors assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.
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
The Company has adopted a code of ethics that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The code of ethics may be downloaded at our website (www.nao.bm).  Additionally, any person, upon request, may ask for a hard copy or an electronic file of the code of ethics.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2017, no such amendment was made or waiver granted.
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
FISCAL YEAR ENDED DECEMBER 31, 2017	$922,867
FISCAL YEAR ENDED DECEMBER 31, 2016	$861,404

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
F. Not applicable

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.
No shares were purchased during the financial year ended December 31, 2017. The repurchase program had a maturity of two years and expired during 2017.
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

ITEM 19.	EXHIBITS
1.1	Memorandum of Continuance of the Company(1)
1.2	Bye-laws of the Company(2)
2.1	Form of Common Share Certificate(1)
4.1
$60 million revolving credit facility by and among the Company, DNB Bank ASA, as arranger, security agent and agent, lender and swap bank, and Skandinaviska Enskilda Banken AB (publ), as arranger, lender and swap bank, dated December 19, 2013(3)

4.2	Management Agreement by and among the Company and Scandic American Shipping Ltd., dated January 1, 2014(4)
8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.
12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Fearnley's
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

(1)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 28, 2016.
(2)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 14, 2016.
(3)	Incorporated by reference to the Company's Registration Statement on Form F-1 filed with the SEC on March 17, 2014 (File No. 333-194612).
(4)	Incorporated by reference to the Company's Registration Statement on Form F-1/A filed with the SEC on May 5, 2014 (File No. 333-194612).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
NORDIC AMERICAN OFFSHORE LTD
May 3, 2018

/s/ Herbjørn Hansson
Name: Herbjørn Hansson
Title: Executive Chairman

NORDIC AMERICAN OFFSHORE LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
 Nordic American Offshore Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Nordic American Offshore Ltd. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the three‑year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG AS

We have served as the Company's auditor since 2014.
Oslo, Norway
 May 3, 2018

Nordic American Offshore LTD
Consolidated Statements of Operations and Comprehensive (Loss) Income for the Years Ended December 31, 2017, 2016 and 2015

All figures in USD '000, except share and per share amount	Years ended December 31,
	2017	2016	2015
Charter Revenues	17,895	17,697	36,372
Charter Costs	(1,815)	(1,448)	(1,523)
Vessel Operating Costs	(20,454)	(24,137)	(24,580)
General and Administrative Costs	(4,222)	(4,503)	(4,261)
Depreciation Costs	(17,472)	(16,152)	(14,379)
Net Operating Loss	(26,068)	(28,543)	(8,372)
Interest Income	298	10	34
Interest Costs	(4,880)	(3,467)	(1,807)
Other Financial Costs	327	(151)	(699)
Total Financial Costs	(4,255)	(3,608)	(2,472)
Loss before income taxes	(30,323)	(32,151)	(10,844)
Income Tax Benefit	997	-	-
Net Loss and Comprehensive Loss	(29,326)	(32,151)	(10,844)

Basic Loss per Share	(0.53)	(1.54)	(0.47)
Diluted Loss per Share	(0.53)	(1.54)	(0.47)
Basic Weighted Average Number of Common Shares Outstanding	54,995,614	20,939,260	23,203,142
Diluted Weighted Average Number of Common Shares Outstanding	54,995,614	20,939,260	23,203,142
Cash dividend declared per common share	0.08	0.28	0.94

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD
Consolidated Balance Sheets as of December 31, 2017 and 2016
All figures in USD '000, except share and per share amount

	As of December 31,
	2017	2016
ASSETS
Current Assets
Cash and Cash Equivalents	31,506	2,953
Accounts Receivable, net	2,096	1,490
Prepaid Expenses	1,274	1,129
Inventory	1,510	1,240
Other Current Assets	690	1,097
Total Current Assets	37,076	7,909

Non-Current Assets
Vessels, net	350,635	366,945
Total Non-Current Assets	350,635	366,945
Total Assets	387,711	374,854

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts Payable	317	301
Accounts Payable, related party	728	581
Accrued Liabilities	1,764	2,210
Taxes Payable	-	997
Total Current Liabilities	2,809	4,089

Long-Term Debt (1)	136,552	136,193
Other Non-Current Liabilities	77	375
Total Non-Current Liabilities	136,629	136,568
Commitments and Contingencies

Shareholders' Equity
Preferred shares, par value $0.01 per Share, 50,000,000 and 50,000,000 shares authorized, none issued at December 31, 2017 and December 31, 2016 respectively	-	-
Common shares, par value $0.01 per Share; 200,000,000 and 200,000,000 shares authorized, 64,731,370 shares issued, 61,986,847 outstanding and 2,744,523 treasury shares at December 31, 2017 and 23,431,370 shares issued, 20,686,847 outstanding and 2,744,523 treasury shares at December 31, 2016	647	234
Additional Paid-In Capital	319,947	276,957
Accumulated Deficit	(72,321)	(42,995)
Total Shareholders' Equity	248,273	234,196
Total Liabilities and Shareholders' Equity	387,711	374,854

          (1) Long-Term Debt consist outstanding amounts on the Credit Facility less unamortized deferred financing cost. Outstanding amounts on the Credit Facility were $137,000 and $137,000 as of December 31, 2017 and 2016, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore Ltd Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2017, 2016 and 2015

All figures in USD '000, except number of shares	Number of shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
Balance at January 1, 2015	23,431,370	234	318,996	-	319,230
Issuance and listing costs	-	-	(17)	-	(17)
Repurchase of shares	(870,839)	-	(5,590)	-	(5,590)
Dividends distributed	-	-	(21,922)	-	(21,922)
Net Loss	-	-	-	(10,844)	(10,844)
Balance at December 31, 2015	22,560,531	234	291,467	(10,844)	280,857
Repurchase of shares	(1,873,684)	-	(8,513)	-	(8,513)
Dividend distributed	-	-	(5,997)	-	(5,997)
Net Loss	-	-	-	(32,151)	(32,151)
Balance at December 31, 2016	20,686,847	234	276,957	(42,995)	234,196
Common Shares Issued, net of $0,9 million issuance cost	41,300,000	413	47,923	-	48,336
Dividends distributed	-	-	(4,933)	-	(4,933)
Net Loss	-	-	-	(29,326)	(29,326)
Balance at December 31, 2017	61,986,847	647	319,947	(72,321)	248,273

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2016 and 2015

All figures in USD '000	Year ended December 31,
	2017	2016	2015
Cash Flows from Operating Activities
Net Loss	(29,326)	(32,151)	(10,844)
Reconciliation of Net Loss to Net Cash (Used In) Provided by Operating Activities
Depreciation Costs	17,480	16,053	14,379
Amortization of Deferred Financing Costs	359	359	305
Overhaul of Engines Costs and Dry-dock	(341)	(151)	(575)
Foreign currency loss	(12)	31	78
Changes in Operating Assets and Liabilities
Accounts Receivable	(606)	2,485	(872)
Inventory	(270)	(446)	(560)
Prepaid and Other Current Assets	262	2,603	(2,244)
Accounts Payable, Accrued Liabilities and Tax Payable	(1,725)	(5,031)	6,397
Accounts Payable, Related Party	147	(15)	(77)
Net Cash (Used In) Provided by Operating Activities	(14,032)	(16,262)	5,987
Cash Flows from Investing Activities
Investment in Vessels	(830)	(61,583)	(63,529)
Deposit on Contracts paid		-	(1,693)
Net Cash Used in Investing Activities	(830)	(61,583)	(65,222)
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	48,336	-	(17)
Proceeds from Use of Credit Facility	-	90,000	47,000
Credit Facility Costs	-	-	(1,217)
Repurchase of Treasury Stock	-	(8,513)	(5,590)
Dividends Paid	(4,933)	(5,997)	(21,922)
Net Cash Provided by Financing Activities	43,403	75,490	18,253
Net (Decrease)/Increase in Cash and Cash Equivalents	28,541	(2,355)	(40,982)

Cash and Cash Equivalents at Beginning of Period	2,953	5,339	46,398
Effect of Exchange Rate Changes on Cash and Cash Equivalents	12	(31)	(78)
Cash and Cash Equivalents at the End of Period	31,506	2,953	5,339

Cash Paid for Interest, Net of Amounts Capitalized	4,417	2,803	1,365
Cash Paid for Tax	-	214	-

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN OFFSHORE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in USD '000 except where noted)

1.	NATURE OF BUSINESS

History of business
Nordic American Offshore Ltd ("NAO" or "The Company") was formed on October 17, 2013, under the laws of The Marshall Islands. The Company's shares trade under the symbol "NAO" on the New York Stock Exchange.

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

On May 21, 2015, we announced a share repurchase program of 2.5 million common shares. As of December 31, 2016 and 2015, 301,935 and 870,839 shares have been repurchased at an average price of $5.99 and $6.42 per share, respectively. We have during the share repurchase program purchased a total of 1,172,774 shares.  No shares were purchased during the financial year ended December 31, 2017. The share repurchase program had a maturity of two years, and expired in May 2017.

In March 2017, we completed an underwritten public follow-on offering of 41,300,000 common shares, which includes 1,300,000 common shares sold pursuant to the underwriters' partial exercise of the overallotment option to purchase additional common shares, at a price of $1.25 per share. The net proceeds we received from the offering were used for general corporate purposes, working capital purposes and for the expansion of our fleet. The net proceeds of this offering were approximately $48.3 million. As of the date of this annual report, we have 200,000,000 authorized common shares, 64,731,370 common shares issued, 61,986,847 outstanding and 2,744,523 treasury shares.
The Company's Fleet

The Company owns and operates Platform Supply Vessels ("PSV") in the North Sea.

The Company's fleet consists of ten PSVs.

Vessel Name	Yard	Year Built	Delivered to NAO
NAO Fighter	Ulstein	2012	January 2014
NAO Prosper	Ulstein	2012	January 2014
NAO Power	Ulstein	2013	January 2014
NAO Thunder	Ulstein	2013	December 2013
NAO Guardian	Ulstein	2013	December 2013
NAO Protector	Ulstein	2013	December 2013
NAO Storm	Ulstein	2015	January 2015
NAO Viking	Ulstein	2015	January 2015
NAO Horizon	Vard	2016	April 2016
NAO Galaxy	Vard	2016	June 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Functional Currency and Foreign Currency Translation: The Company determined its functional currency to be the United States ("U.S.") dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transactions. For the year ended December 31, 2017, a total exchange gains of $0.3 million. December 31, 2016 and December 31, 2015 a total exchange loss of $0.2 million and $0.6 million, respectively, is included in Other Financial (Costs) Income.

Revenue Recognition: Revenue is generated from time and spot charters and is recognized as services are performed based on contractual daily charter rates and when collectability is reasonable assured.

Vessel Operating Costs: Vessel operating costs include crewing, repair and maintenance, insurance, stores, lubricants, management fee, communication costs, and tonnage tax. These costs are recognized when incurred.

Cash and Cash equivalents: Cash Equivalents consist of highly liquid investments such as time deposits with an original maturity at acquisition of three months or less.

Accounts Receivable: Accounts Receivables are presented net of allowance for doubtful balances. If balances are determined uncollectable, after all means of collections have been exhausted and the potential for recovery is considered to be remote, they are charged against the allowance for doubtful balances. As of December 31, 2017 and 2016, the Company has not made any allowance for doubtful balances.

Inventories: Inventories, which comprise bunker fuel and lubrication oil, are stated at the lower of cost or net realizable value, which is determined on a first-in, first-out ("FIFO") basis. Bunker fuel onboard at the time of delivery to a charterer is purchased by the charterer, and re-purchased by the Company at the time of re-delivery.

Vessels, net: Vessels and equipment are stated at historical costs, less accumulated depreciation which is provided by the straight line method over their estimated useful life of 25 years. Interest is capitalized in connection with the construction of vessels. The capitalized interest is included as part of the asset to which it relates and depreciated over the asset's estimated useful life.

Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessel. Repairs and maintenance are expensed as incurred. The vessels estimated residual values and useful life are reviewed when there has been a change in circumstances that indicate the original estimate may no longer be appropriate. Residual values are estimated at $1.5 million for each vessel in the fleet at December 31, 2017 and 2016.

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

Drydocking and engine overhaul: The Company's vessels are required to be drydocked approximately every 60 months, and to have engines overhauled after 10,000 – 11,000 running hours. The Company will capitalize a substantial portion of the costs incurred during drydocking and overhaul, and amortize those costs on a straight line basis from the completion of a drydocking, intermediate survey or overhaul to the estimated completion of the next drydocking or overhaul. Consistent with prior periods, drydocking costs include a variety of costs incurred while vessels are placed within drydock, including expenses related to the dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. The Company includes in capitalized drydocking those costs incurred as part of the drydock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during drydocking, and for annual class survey costs. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of eight years. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense. For the vessels acquired an estimate of $200,000 and $365,000 for drydock cost and overhaul costs respectively has been allocated from the purchase price. Drydocking is depreciated over five years, and engine overhauls are depreciated based on the number of running hours within the reporting period according to the built-in overhaul method.
Geographical segments: The Company has not presented segment information as it considers it operates as one reportable segment, the offshore support vessel market, where all vessels currently operate in the North Sea.

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments.
Termination Fee: In 2015 the Company received $3.9 million related to a termination of a charter contract for one of their vessels. The termination fee received is subject to future conditions, and is deferred and recognized in future periods when these conditions have been met. $1.2 million and $1.2 million of the termination fee were recognized as charter revenue for the years ended December 31, 2017 and December 31, 2016, respectively. Deferred termination fees of $0.4 million and $0.0 million are recorded as Accrued Liabilities and Non-Current Liabilities, respectively, as of December 31, 2017. As of December 31, 2016, $ 0.3 million and $1.1 million were recorded as Accrued Liabilities and Other Non-Current Liabilities, respectively.
Income Taxes: The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes. The statutory applicable rate to consolidated corporate earnings is 0%. On March 10, 2014 the Company's vessel was accepted into the UK Tonnage Tax regime. The company no longer qualifies for inclusion in the UK Tonnage Tax regime and made an exit February 2017, and subsequent to this the Company was subject to the regular tax regime in UK. No deferred tax asset in respect of losses incurred has been recognized at the end of 2017 as the UK operations have ceased and so the losses cannot be utilized to offset future UK or other taxable income.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company's cash is primarily held in major banks and financial institutions in Norway and the United Kingdom and typically insured up to a set amount. Accordingly, the Company believes the risk of any potential loss on deposits held in these institutions is minimal. Concentrations of credit risk relative to accounts receivable are limited to our client base in the energy industry that may be affected by changes in economic or other external conditions. The Company does not require collateral for its accounts receivable. The fair value of the financial instruments approximates the net book value.

For the year ended December 31, 2017, three charterers accounted for 44% of the total revenues with 21%, 13%, and 10%, respectively.

For the year ended December 31, 2016, three charterers accounted for 36% of the total revenues, with 14%, 11%, and 11%, respectively.

For the year ended December 31, 2015, three charterers accounted for 85% of the total revenues, with 49%, 22%, and 14%, respectively.

For the year ended December 31, 2017, three charterers accounted for 66% of the outstanding accounts receivable, with 28%, 19%, and 19%, respectively.

For the year ended December 31, 2016, four charterers accounted for 70% of the outstanding accounts receivable, with 28%, 19%, 13%, and 10%, respectively.

For the year ended December 31, 2015, four charterers accounted for 69% of the outstanding accounts receivable, with 33%, 15%, 11% and 10% respectively.

Recent Accounting Pronouncements:

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This update establishes a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP.  Effective date is for reporting periods commencing on or after December 15, 2017.

The Company will adopt the standard using the modified retrospective option as of January 1, 2018 and we have determined that the adoption will not have a significant effect on our consolidated financial statements, other than additional revenue disclosures in the notes to the consolidated financial statements, while the Company has all its vessels employed under time charter agreements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of cash flows (230): Restricted cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company has early adopted this ASU and the adoption did not have any effect on the consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230). The Company has early adopted this ASU and the adoption did not have any effect on the consolidated financial statements.

3.	RELATED PARTY TRANSACTIONS

Nordic American Tankers Limited:

Nordic American Tankers Ltd (NAT) is the largest shareholder in the Company. NAT participated in the offering in March 2017 by buying 8,000,000 shares. NAT announced that its shareholders are expected to receive NAO shares as a part dividend payment from NAT during August 2017. NAT holds 16.12% of the outstanding shares per December 31, 2017.

In December 2013, NAO entered into a management agreement with Scandic American Shipping Ltd, now a wholly owned subsidiary of NAT, for the provision of administrative services as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors.

For services under the Management Agreement, the Company paid $200,000 for 2015, $100,000 for 2016, and $100,000 for 2017 all directly attributable costs related to the Company are reimbursed. For the years ended December 31, 2017, 2016, and 2015, an aggregate of $2.3 million $2.2 million and $2.1 million, respectively, for such directly attributable costs were incurred which were included in General and Administrative Costs.

Other related parties

High Seas AS is controlled by Mr. Hansson and his closest family. High Seas AS does not hold any position in which it provides services to NAO, the position as Chairman held by Herbjørn Hansson is not due to the ownership through High Seas AS and no shares are transferred to High Seas AS remuneration of Mr. Hansson. High Seas AS owned 603,233 shares per December 31, 2016, and increased to 8,204,240 shares after acquiring 7,601,007 shares during 2017. Out of these shares 1,600,000 was acquired in the offering, March 2017. All shares owned by High Seas AS were acquired in the open market at the current quoted market price, or in offerings at the same price as for other investors.

4.	VESSELS, NET

Vessels, net consist of the carrying value of the Company's vessels, including drydocking, engine overhaul costs and capitalized interest from the period of the vessel being constructed.

All Figures in USD '000	2017	2016
Vessels	404,377	404,174
Drydocking	2,179	1,736
Engine Overhaul	3,737	3,221
Total	410,293	409,131
Less Accumulated Depreciation	59,658	42,186
Vessels, net	350,635	366,945

Impairment of vessels
For the year ended December 31, 2017, 2016 and 2015 the Company performed impairment tests of the vessels. Impairment tests performed did not result in the carrying value for any of the Company's vessels exceeding future undiscounted cash flows.

The Company reviews for impairment of long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a vessel by vessel basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (estimated undiscounted cash flows exceed the book value of each vessel).

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to spot rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.
For the first and second year of our analysis we applied a 3-year weighted average, which is composed of the lower of the historical market rates and utilization, as provided by a third party, and the rates and utilization we have achieved for the same period. For year three of our analysis we have applied a one year ramp up where rates are based on 75% of the 15-year historical average rates provided by third party, while applying a utilization rate of 75%. For the rates and utilization thereafter we use the 15-year historical average as provided by a third party. There were no impairment charges recorded on vessels for the years ended December 31, 2017, 2016 and 2015.
5.	LONG-TERM DEBT

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

Borrowings under the Credit Facility are currently secured by first priority mortgages on the Company's vessels and assignments of earnings and insurance. Under the Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum value adjusted amount of equity, and (ii) a minimum value adjusted equity ratio, and (iii) a minimum level of liquidity, and (iv) a positive working capital. The Credit Facility also includes customary events of default, including non-payment, breach of covenants, insolvency, cross defaults and material adverse change. A breach of any of these covenants would result in that the credit facility is callable by the lenders. In connection with the establishment and expansion of the Credit Facility the Company incurred $0.8 million and $1.2 million in 2013 and 2015, respectively, in deferred financing cost, which is amortized over the term of the loan.

As at December 31, 2017 and 2016, the Company had $137.0 million drawn on its Credit Facility, respectively.

As of December 31, 2016 and December 31, 2017 the Company was in default with three of its debt covenants, (i) the minimum value adjusted amount of equity clause, (ii) the minimum value adjusted equity ratio clause and (iii) a minimum level of liquidity. A waiver was obtained from its lenders lowering (i) the minimum value of equity and (ii) the minimum value adjusted equity ratio covenant requirements to levels at which the Company was in compliance, and suspending (iii) the minimum level of liquidity covenant. These waivers were effective until April 30, 2018. Under the waiver the Company is unable to draw further on the Credit Facility.

The Company has in April 2018 entered into an amendment to the credit agreement for our Credit Facility that extends the waiver period up until December 31, 2019, for all the covenants associated with the Credit Facility except for reintroducing a liquidity covenant of $5.0 million. Under the terms of the waiver obtained, the company are unable to draw further on the Credit Facility until we comply with the original terms and conditions under the Credit Facility agreement. The waiver obtained does not prohibit the Company from paying dividends. The Company can distribute dividends, subject to a corresponding amount being repaid under the Credit Facility.

The Company was in compliance with the modified loan covenants as of December 31, 2017 and the long-term debt of $137 million is presented as non-current.

The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it reflects both a recently revised margin and a variable interest rate.

6.	INTEREST COSTS

Interest costs consist of interest incurred on the long-term debt, the commitment fee and amortization of the deferred financing cost related to the Credit Facility described in Note 6.

All amounts in USD '000	2017	2016	2015
Interest Costs, net of capitalized interest	4,428	2,781	752
Commitment Fee	93	327	750
Amortization of Deferred Financing Cost	359	359	305
Total interest costs	4,880	3,467	1,807

For the years ended December 31, 2017 and 2016, $0.0 million and $0.1 million of interest costs were capitalized, respectively.

7.	EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing net (loss) income by the weighted average number of common shares outstanding for the period. Diluted EPS are calculated by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding during the period. For the years ended December 31, 2017, 2016 and 2015, the Company had a net loss, thus any effect of common stock equivalents outstanding would be antidilutive.

All figures in USD	2017	2016	2015
Numerator
Net Loss	(29,326,000)	(32,151,000)	(10,844,000)
Denominator
Basic - Weighted Average Common Shares Outstanding	54,995,614	20,939,260	23,203,142
Dilutive effect of Warrants issued	-	-	-
Dilutive - Weighted Average Common Shares Outstanding	54,995,614	20,939,260	23,203,142
Loss per Common Share
Basic	(0.53)	(1.54)	(0.47)
Dilutive	(0.53)	(1.54)	(0.47)

8.	SHAREHOLDERS' EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized shares	Issued Shares	Outstanding Shares	Common Shares
Balance, January 1, 2015	250,000,000	23,431,370	23,431,370	234
Common Shares Repurchased under Share Repurchase Program	-		(870,839)
Balance, December 31, 2015	250,000,000	23,431,370	22,560,531	234
Common Shares Repurchased under Share Repurchase Program			(301,935)
Common Shares Repurchased in Private Transaction			(1,571,749)
Balance, December 31, 2016	250,000,000	23,431,370	20,686,847	234
Common Shares Issued		41,300,000	41,300,000	413
Balance, December 31, 2017	250,000,000	64,731,370	61,986,847	647

Common shares issued
The Company's authorized share capital is 200,000,000 common shares, par value $0.01 per share and 50,000,000 preferred shares, par value $0.01 per share.

Repurchase plan
In May 2015 the Company announced a share repurchase program of under which the Company may repurchase up to 2.5 million of NAO's outstanding common stock over the two subsequent years. As of December 31, 2016 and 2015 the Company had repurchased 301,935 and 870,839 shares under the share repurchase program, respectively. The Company repurchased a total of 1,172,774 shares under the share repurchase program The repurchase program had a maturity of two years, and expired May 2017.

9.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets and liabilities that are recorded on the balance sheet as fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

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
-
The estimated fair value for the long-term debt is considered to be equal to the carrying values since it reflects both a recently revised margin and  a variable interest rates which approximate market rates.

-	The basis for the estimated fair value of the firm commitment and the value related to the forward contracts has been put forth above.

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2017 and 2016 are as follows:

All figures in USD '000	Fair Value Hierarchy Level	2017 Fair Value	2017 Carrying Value	2016 Fair Value	2016 Carrying Value
Cash and Cash Equivalents	1	31,506	31,506	2,953	2,953
Credit Facility	2	(137,000)	(137,000)	(137,000)	(137,000)

Contracts with the same counterparty are presented net as these contracts are allowed to be net settled.

The estimated fair value for the long-term debt, excluding issuance cost recognized as described in Note 1, is considered to be approximately equal to the carrying value since it reflects both a recently revised margin and a variable interest rate.

10.	OTHER CURRENT ASSETS AND ACCRUED LIABILITIES

Other Current Assets
All figures in USD '000	2017	2016
Deferred Financing Costs	359	359
Other Current Assets	331	738
Total as of December 31,	690	1,097

Accrued Liabilities
All figures in USD '000	2017	2016
Accrued Interest	692	589
Accrued Costs	684	515
Deferred Revenues	388	1,106
Total as of December 31,	1,764	2,210

11.	COMMITMENTS AND CONTINGENCIES

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
No claims have been filed against the Company, nor has it been part to any legal proceedings for the fiscal years ended December 31, 2017 and 2016.
12.	SUBSEQUENT EVENTS

On April 30, 2018, the Company executed amendment and waiver agreements on our credit facility expiring on December 31, 2019.

On February 8, 2018, the Company declared a cash dividend of $0.02 per share with respect of the result of the fourth quarter 2017, which was paid on March 13, 2018.