Form 20-F
period 2018-12-31
NORDIC AMERICAN OFFSHORE LTD.
filed 2019-05-15
CIK 1597659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Emanuele Lauro, Chairman and Chief Executive Officer Tel No. +377-9798-5715 NAOInvestors@scorpiogroup.net 9, Boulevard Charles III Monaco 98000
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock. $0.10 par value	NAO	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2018, there were 7,648,486 shares outstanding of the Registrant's common stock, $0.10 par value per share, as adjusted for our reverse stock split effective January 28, 2019.

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

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during this preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes	☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company.  See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Non-accelerated filer ☒	Accelerated filer ☐ Emerging growth company ☒

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
☐ Yes	☐ No

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
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (OSV) market, changes in charter hire rates and vessel values, demand in offshore support vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

TABLE OF CONTENTS
Page
PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
	A. Selected Financial Data	1
	B. Capitalization and Indebtedness	2
	C. Reasons for the offer and use of Proceeds	2
	D. Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY	15
	A. History and Development of the Company	15
	B. Business Overview	15
	C. Organizational Structure	25
	D. Property, Plants and Equipment	25
ITEM 4A	UNRESOLVED STAFF COMMENTS	25
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	25
	A. Operating Results	28
	B. Liquidity and Capital Resources	30
	C. Research and Development, Patents and Licenses, etc.	33
	D. Trend Information	33
	E. Off Balance Sheet Arrangements	33
	F. Tabular Disclosure of Contractual Obligations	34
	G. Safe Harbor	34
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	36
	A. Directors and Senior Management	36
	B. Compensation	37
	C. Board Practices	37
	D. Employees	37
	E. Share Ownership	37
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	37
	A. Major Shareholders	37
	B. Related Party Transactions	37
	C. Interest of Experts and Counsel	39
ITEM 8.	FINANCIAL INFORMATION	39
	A. Consolidated Statements and other Financial Information	39
	B. Significant Changes	40
ITEM 9.	THE OFFER AND LISTING	40
ITEM 10.	ADDITIONAL INFORMATION	40
	A. Share Capital	40
	B. Memorandum and Articles of Association	40
	C. Material Contracts	46
-i-

	D. Exchange Controls	46
	E. Taxation	47
	F. Dividends and Paying Agents	52
	G. Statement by Experts	52
	H. Documents on Display	52
	I. Subsidiary Information	52
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	52
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	53
PART II		53
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	53
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	53
ITEM 15.	CONTROLS AND PROCEDURES	53
	A. Disclosure Controls and Procedures.	53
	B. Management's annual report on internal control over financial reporting.	53
	C. Attestation report of the registered public accounting firm.	54
	D. Changes in internal control over financial reporting.	54
ITEM 16.	RESERVED	54
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	54
ITEM 16B.	CODE OF ETHICS	54
ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES	54
	A. Audit Fees	54
	B. Audit-Related Fees	54
	C. Tax Fees	54
	D. All Other Fees	54
	E. Audit Committee's Pre-Approval Policies and Procedures	55
	F. Not applicable	55
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	55
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.	55
ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	55
ITEM 16G.	CORPORATE GOVERNANCE	55
ITEM 16H.	MINE SAFETY DISCLOSURE	55
PART III		55
ITEM 17.	FINANCIAL STATEMENTS	55
ITEM 18.	FINANCIAL STATEMENTS	55
ITEM 19.	EXHIBITS	56

-ii-

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
Following the one-for-ten reverse stock split effected on January 28, 2019, pursuant to which every ten common shares issued and outstanding were converted into one common share, all share and per share amounts disclosed throughout this annual report, in the table below and in our consolidated financial statements, have been retroactively updated to reflect this change in capital structure, unless otherwise indicated. Please see "Item 4. Information on the Company—A. History and Development of the Company".

A. Selected Financial Data
The following selected historical financial information should be read in conjunction with our audited financial statements and related notes, which are included herein, together with "Item 5. Operating and Financial Review and Prospects."  The Selected Consolidated Statements of Operations and Comprehensive Income (Loss) data for the years ended December 31, 2018, 2017 and 2016 and the selected Consolidated Balance Sheet data as of December 31, 2018 and 2017 have been derived from our audited financial statements included elsewhere in this document. The Selected Consolidated Statements of Operations and Comprehensive Income (Loss) data for the years ended December 31, 2015 and 2014, and the selected Consolidated Balance Sheet data for the years ended December 31, 2016, 2015 and 2014 have been derived from our audited financial statements not included in this Annual Report on Form 20-F.

SELECTED CONSOLIDATED FINANCIAL DATA All figures in thousands of USD except share data
	Year ended December 31,
Consolidated Statements of Operations and Comprehensive Income (Loss) Data	2018	2017	2016	2015	2014
Charter Revenues	20,654	17,895	17,697	36,372	52,789
Charter Costs	(2,215)	(1,815)	(1,448)	(1,523)	(1,281)
Vessel Operating Costs	(25,173)	(20,454)	(24,137)	(24,580)	(23,038)
General and Administrative Costs	(4,757)	(4,222)	(4,503)	(4,261)	(5,815)
Depreciation Costs	(17,298)	(17,472)	(16,152)	(14,379)	(11,393)
Impairment Loss on Vessel	(160,080)	-	-	-	-
Net Operating (Loss) Income	(188,869)	(26,068)	(28,543)	(8,372)	11,262

Interest Income	207	298	10	34	258
Interest Costs	(8,031)	(4,880)	(3,467)	(1,807)	(1,044)
Other Financial (Costs) Income	(601)	327	(151)	(699)	(2,333)
Total Other (Costs) Income	(8,425)	(4,255	3,608)	(2,472)	(3,119)
Income Tax Benefit (Expense)	-	997	-	-	(1,212)
Net (Loss) Income	(197,294)	(29,326)	(32,151)	(10,844)	6,931

Basic (Loss) Earnings per Share	(31.50)	(5.33)	(15.35)	(4.67)	3.41
Diluted (Loss) Earnings per Share	(31.50)	(5.33)	(15.35)	(4.67)	3.41
Cash Dividends Declared per Share	0.21	0.8	2.8	9.4	13.5
Basic Weighted Average Shares Outstanding	6,263,094	5,499,561	2,093,926	2,320,314	2,031,453
Diluted Weighted Average Shares Outstanding	6,263,094	5,499,561	2,093,926	2,320,314	2,031,453
Market Price per Common Share as of December 31,	4.20	11.99	27.50	52.60	124.90

Other Financial Data:
Net Cash (Used in) Provided by Operating Activities	(21,807)	(14,032)	(16,262)	5,987	17,183
Dividends Paid	(1,860)	(4,933)	(5,997)	(21,922)	(31,221)

Selected Balance Sheet Data (at period end):
Cash and Cash Equivalents	8,466	31,506	2,953	5,339	46,398
Total Assets	191,074	387,711	374,854	336,200	322,421
Total Long-Term Debt (1)	132,457	136,552	136,193	45,833	-
Common Stock	764	647	234	234	234
Total Shareholders' Equity	54,065	248,273	234,196	280,857	319,230

(1)
The balances shown are net of unamortized deferred financing fees.  The principal balance (excluding unamortized deferred financing fees) of long term debt consists of $132,900, $137,000, $137,000 and $47,000 as of December 31, 2018, 2017, 2016 and 2015, respectively. As of December 31, 2014, we had no long-term debt (all numbers in thousands of U.S. dollars).

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
Our vessels are all focused on, and used primarily in, the oil and gas business, including in the installation, maintenance and movement of oil and gas platforms. Demand for our services, as well as our operations, growth, and stability in the value of our vessels, depend on activity in offshore oil and natural gas exploration, development and production. The level of exploration, development and production activity is affected by factors such as:
•	prevailing oil and natural gas prices;
•	the ability or willingness of the Organization of Petroleum Exporting Countries, or OPEC, to control oil production levels and pricing, as well as the level of production by non-OPEC countries;
•	expectations about future prices and price volatility;
•	cost of exploring for, producing and delivering oil and natural gas;
•	sale and expiration dates of available offshore leases;
•	demand for petroleum products;
•	current availability of oil and natural gas resources;
•	rate of discovery of new oil and natural gas reserves in offshore areas;
•	local and international political, environmental and economic conditions;
•	technological advances; and
•	the ability of oil and natural gas companies to obtain leases, permits or obtain funds for capital.
The level of offshore exploration, development and production activity has historically been characterized by volatility. The oil and gas drilling industry is cyclical, and the industry is in a down cycle.  Between March 2014 and March 2019 the price of Brent crude fell from over $100 per barrel to approximately $60 per barrel, reaching a low point in January 2016 of less than $30 per barrel. In response to the decrease in prices of oil and gas, expenditures for offshore drilling decreased. The decline in exploration and development of offshore areas has resulted in a decline in demand for our offshore marine services. The lack of investment in offshore oil and gas exploration, development and production resulted in reductions in our day rates and utilization rates, and has had a material effect on our financial condition and results of operations. A prolonged period of depressed or volatile oil and gas prices could cause difficulties in finding charter parties for our vessels or achieving consistent utilization, or we may be compelled to charter out our vessels at lower rates, which may result in decreased revenues and/or profitability and result in losses due to idle vessels.

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
An increase in the supply of OSVs would likely have a negative effect on charter rates for our vessels, which could reduce our earnings.
Charter rates for OSVs, such as platform supply vessels, or PSVs, anchor handling tug supply vessels, or AHTS vessels, and crew boats, depend in part on the supply of vessels. Excess vessel capacity in the industry or a particular offshore market may result from:
•	constructing new vessels;
•	moving vessels from one offshore market area to another; or
•	converting vessels formerly dedicated to services other than offshore marine services.
In the last 10 years, construction of vessels of the type we operate has increased. The addition of new capacity of various types to the worldwide offshore marine fleet is likely to increase competition in those markets where we presently operate which, in turn, could reduce day rates, utilization rates and operating margins, which would affect our financial condition and results of operations, cash flows and ability to pay dividends.
We are dependent, and expect to continue to be dependent, on spot charters and any decrease in spot charter rates may adversely affect our earnings and our ability to pay dividends.
As of the date of this annual report, we employed nine of our vessels in the spot market, exposing us to fluctuations in spot market charter rates.  The spot charter market may fluctuate significantly based upon the supply and demand for OSVs such as ours. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters. The spot market is very volatile, and there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future.
Our business has inherent operational risks, which may not be adequately covered by insurance.
In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred.  We procure insurance for the vessels in our fleet against those risks that we believe the shipping industry commonly insures against.  This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew liability insurance, and war risk insurance.  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per such occurrence.

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
Our operating results are subject to seasonal fluctuations, which could affect our operating results.
The operation of our fleet may be subject to seasonal factors dependent upon which region of the world we are operating our vessels.  Our vessels currently operate in the North Sea and West Africa, however, if the terms and conditions for operations in other regions are more favorable, we may employ our vessels in other markets.
Operations in the North Sea are generally at their highest levels during the months from April through August and at their lowest levels from December through February primarily due to lower construction activity and harsh weather conditions affecting the movement and servicing of drilling rigs. Our operations in West Africa are generally not subject to seasonality fluctuations.
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The United Nations International Maritime Organization, or the IMO, has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.
All ten of our PSVs currently comply with the updated guidelines and our two AHTS vessels will be required to comply with the updated guidelines upon their first special survey occurring after September 8, 2019. The costs of compliance, and bringing the non-compliant vessels into compliance, may be substantial and may adversely affect our revenues and profitability.
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

In China, a transformation of the Chinese economy is underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. According to the International Monetary Fund, the growth rate of China's GDP is expected to decrease to 6.2% for the year ending December 31, 2019. Furthermore, there is a rising threat of a Chinese financial crisis resulting from substantial personal and corporate indebtedness.
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
The state of global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms, or at all, which may hinder or prevent us from expanding our business.
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
The United Kingdom's decision to leave the European Union following a referendum in June 2016, or Brexit, contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets. We believe that these effects of Brexit will not materially affect our business, results of operations and financial condition.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. Most recently, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.
Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms, or at all.

We are subject to laws and regulations, which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.
Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels.  These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and treaties and conventions of the IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, the International Convention for the Safety of Life at Sea of 1974, or the SOLAS Convention, and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.  A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault.  Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the U.S. Furthermore, the 2010 explosion of the Deepwater Horizon well and the subsequent release of oil into the Gulf of Mexico, or other similar events, may result in further regulation of the shipping and offshore industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.  An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages.
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
Company Specific Risk Factors
Our ability to continue as a going concern is contingent upon our ability to raise an additional $15.0 million of currently uncommitted equity.
 We have agreed with the lenders under our Initial Credit Facility to extend waivers of our compliance with certain financial covenants until January 31, 2020.  We also received a commitment from the lenders under our Initial Credit Facility, upon the satisfaction of certain conditions precedent, to a new $132.9 million term loan facility with a maturity of December 6, 2023 (which is further described in Note 12 to our annual financial statements) to refinance the Initial Credit Facility, which had an outstanding balance of $132.9 million as of December 31, 2018.  Among these conditions precedent is the requirement to raise an additional $15.0 million of equity, which is uncommitted as of the date of this annual report.  If we are unsuccessful in raising this additional equity, then we may have to ask our lenders under the Initial Credit Facility for further waivers by the expiration of the waiver period of January 31, 2020.
Additionally, under the terms of the DVB Supplemental Agreement which amended the DVB Credit Facility to facilitate the sale of the two AHTS vessels from Scorpio Offshore Holding Inc., or SOHI, a related party affiliate that is a closely held company owned and controlled by certain members of the Lolli-Ghetti family, to the Company, the lender has the right, but not the obligation, to unwind the sales of the two AHTS vessels if the additional $15.0 million of equity is not raised by October 31, 2019.  Under this scenario, the shares in the vessel-owning subsidiaries for these two vessels would be exchanged for the shares of the Company that were previously issued as consideration for the transaction on the date of the unwinding.
Management's plans include raising additional equity through the capital markets in order to meet this condition.  As those plans have not been finalized as of the date of this annual report, the satisfaction of this condition is not considered probable under the applicable accounting standards. If we are unsuccessful in raising this additional equity, then we may have to ask our lenders under the Initial Credit Facility for further waivers prior to the expiration of the waiver period of January 31, 2020. As such contingency plans to negotiate and obtain further waivers have not commenced, such actions also are not considered probable under the accounting standards. Accordingly, under the applicable accounting standards, neither the raising of $15.0 million of additional equity, nor management's contingency plans to negotiate and obtain further waivers beyond January 31, 2020, are considered probable and as a result, substantial doubt is deemed to exist about the Company's ability to continue as a going concern.  On this basis, we have disclosed in Note 5 of our financial statements that substantial doubt is deemed to exist about the Company's ability to continue as a going concern and the report of our independent auditors on our financial statements for the year ended December 31, 2018 includes an explanatory paragraph referencing such disclosures.
The expression of such doubt or our inability to overcome the factors leading to such doubt could have a material adverse effect on our stock price, our business relationships and ability to raise capital and therefore could have a material adverse effect on our business and financial prospects.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties, such as our vessel charterers, to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into, and may enter into in the future, various contracts, including charter agreements, shipbuilding contracts and credit facilities.  Such agreements subject us to counterparty risks.  The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, prevailing charter rates, and various expenses.  For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a charterer fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.

We may not be able to renew or replace expiring charters for our vessels.
We have a number of charters that will expire in 2019. Our ability to renew or replace expiring charters or obtain new charters, and the terms of any such charters, will depend on various factors, including market conditions and the specific needs of our customers. Given the highly competitive and historically cyclical nature of our industry, we may not be able to renew or replace the charters or we may be required to renew or replace expiring charters or obtain new charters at rates that are below, and potentially substantially below, existing day rates, or that have terms that are less favorable to us than our existing charters, or we may be unable to secure charters for these vessels. This could have a material adverse effect on our financial condition, results of operations and cash flows.

We may acquire additional secondhand vessels in the future, which exposes us to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with our vessels could adversely affect our ability to obtain profitable charters.
We have acquired and may continue to acquire secondhand vessels. While we are entitled to inspect the secondhand vessels which we may acquire, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for, operated and maintained exclusively by us.  Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that they acquire.
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
Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings, or could cause us to incur impairment charges
The fair market value of vessels may increase and decrease depending on but not limited to the following factors:
•	general economic and market conditions affecting the shipping industry;
•	competition from other shipping companies;

•	types and sizes of vessels;
•	the availability of other modes of transportation;
•	the cost of newbuildings;
•	shipyard capacity;
•	governmental or other regulations;
•	age of vessels;
•	prevailing level of charter rates; and
•	technological advances in vessel design or equipment or otherwise.
During the period a vessel is subject to a time charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. We recorded an impairment charge of $160.1 million in the year ended December 31, 2018, in relation to our vessels. It is possible that the market value of our vessels will continue to decline in the future and could adversely affect our ability to comply with current or future financial covenants contained in our loan agreements or other financing arrangements. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our common shares.
Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.
As the markets recover, we change our marketing strategies or for other reasons, we may be required to incur higher than expected costs to return previously stacked vessels to active service.
Stacked vessels are not maintained with the same diligence as our marketed fleet. Depending on the length of time the vessels are stacked, we may incur costs beyond normal drydock costs to return these vessels to active service. These costs are difficult to estimate and may be substantial.
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
The relationship of some of our shareholders and our directors and officers with the Scorpio group of companies may create conflicts of interest.
Two of our largest shareholders, Scorpio Offshore Investments Inc., or SOI, and SOHI (related party affiliates of ours) are entities affiliated with the Scorpio group of companies, or Scorpio, including Scorpio Bulkers Inc. (NYSE: SALT) and Scorpio Tankers Inc. (NYSE: STNG). In aggregate, SOI and SOHI own 58.6% of the Company and therefore have the ability to control many decisions put to a vote of the shareholders. The interests of SOI and SOHI may differ from your interests and the interests of other shareholders. Additionally, many of our directors and officers, including Messrs. Emanuele Lauro (our Chairman and Chief Executive Officer), Robert Bugbee (our President and a director), Cameron Mackey (our Chief Operating Officer) and Filippo Lauro (our Vice President), serve as directors or executive officers of other Scorpio entities as well. These relationships may create conflicts of interest in matters involving or affecting us and such conflicts may not be resolved in our favor.

Certain of our officers do not devote all of their time to our business, which may hinder our ability to operate successfully.
Certain of our officers participate in business activities not associated with us, and as a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as the shareholders of other companies with which they may be affiliated, including companies within Scorpio. We expect that each of our executive officers will continue to devote a substantial portion of their business time to the management of the Company. However, their positions across multiple companies may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Volatility with LIBOR and potential changes to it as a benchmark could affect our profitability, earnings and cash flow.
The London Interbank Offered Rate, or LIBOR, is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations.  LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Because the interest rates borne by a majority of our outstanding indebtedness fluctuates with changes in LIBOR, significant changes in LIBOR would have a material effect on the amount of interest payable on our debt, which in turn, could have an adverse effect on our financial condition.
Furthermore, interest in most financing agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.  In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or the Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: The Secured Overnight Financing Rate, or SOFR. The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness.
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
Our ability to declare and pay dividends is subject at all times to the discretion of our Board of Directors, and compliance with Bermuda law, and may be dependent, among other things, on our having sufficient available distributable reserves. For more information, please see "Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Dividend Policy". We may not continue to pay dividends at rates previously paid or at all.
Bermuda's continued presence on a list of non-cooperative jurisdictions by the European Union could harm our business.
On March 12, 2019, Bermuda was placed by the European Union on its list of non-cooperative jurisdictions for tax purposes due to an issue with Bermuda's economic substance legislation which was not resolved in time for the European Union's deadline. At present, the impact of being included on the list of non-cooperative jurisdictions for tax purposes is unclear. While Bermuda has now amended its legislation which the Bermuda Government has stated has addressed this issue and expects to be removed from the list of non-cooperative jurisdictions at the European Union's Economic and Financial Affairs Council's next meeting which is scheduled for May 17, 2019, there can be no assurance that Bermuda will be removed from such list. If Bermuda is not removed from the list and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by Bermuda, our business could be harmed.

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
Borrowing under credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future.  Amounts borrowed under our Initial Credit Facility and DVB Credit Facility, and our future credit facilities may bear interest at variable rates.  Increases in prevailing interest rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease.  We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the offshore support vessel industry.  If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:
•	seeking to raise additional capital;
•	refinancing or restructuring our debt;
•	selling our vessels; or
•	reducing or delaying capital investments.
However, these alternative financing options, if necessary, may not be sufficient to allow us to meet our debt obligations.

Our Initial Credit Facility and DVB Credit Facility contain, and other debt agreements we may enter into in the future may contain, covenants which limit the amount of the facility available or that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.
Our Initial Credit Facility and DVB Credit Facility impose, and debt agreements we may enter into in the future may impose, operating and financial restrictions on us.  These restrictions could limit our ability, or the ability of our subsidiaries that are party thereto to:
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
Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. Should our charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so.  A breach of any of the covenants in, or our inability to maintain the required financial ratios under our debt agreements would prevent us from borrowing additional money under debt agreements and could result in a default under the agreements governing our indebtedness such as our Initial Credit Facility, our DVB Credit Facility, or future debt agreements into which we may enter.  If a default occurs under our Initial Credit Facility, our DVB Credit Facility, or any debt agreement which we may enter into in the future, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.
As of December 31, 2016, we were not in compliance with the minimum value adjusted equity, the minimum value adjusted equity ratio and the minimum liquidity covenants in our Initial Credit Facility. The minimum value adjusted equity covenant requires us to maintain value adjusted equity of a minimum of $150.0 million. The minimum value adjusted equity ratio requires us to have value adjusted equity to value adjusted total assets of at least 45%. The minimum liquidity covenant requires us to have the higher of $10.0 million or 6% of our total debt.  We obtained waivers from our lenders under the Initial Credit Facility lowering (i) the minimum value of equity and (ii) the minimum value adjusted equity ratio covenant requirements to levels at which we were in compliance, and suspending (iii) the minimum level of liquidity covenant. These waivers were effective until April 30, 2018. Under the waivers we were unable to draw further on the Initial Credit Facility.
On April 30, 2018, we entered into an amendment to the Initial Credit Facility that extended the waiver period up until December 31, 2019. Under the terms of the waiver obtained, we were unable to draw further on the Initial Credit Facility until we complied with the original terms and conditions under the Initial Credit Facility. We were permitted to distribute dividends, subject to a corresponding amount being repaid under the Initial Credit Facility.
In September 2018, we made an unscheduled payment of $1.575 million on our Initial Credit Facility to regain compliance with the Security Coverage Ratio (requiring that the aggregate fair market value of the vessels securing the loan does not fall below 150% of the outstanding loan) set forth under the terms of the agreement.  At the end of September 2018, vessel values were remeasured and, given a further deterioration in such values, we were again not in compliance with the Security Coverage Ratio under our Initial Credit Facility at September 30, 2018.

In December 2018, we entered into a share purchase agreement with SOI. SOI invested $5.0 million in a private placement of our shares at a price of $4.20 per share, which we refer to as the Private Placement. The Private Placement was finalized on December 12, 2018, and effective upon closing of the Private Placement, $1.9 million of the proceeds were immediately used to repay a portion of the outstanding balance under our Initial Credit Facility to regain compliance with the Security Coverage Ratio thereunder. As a result of this transaction, the composition of senior management and the Board of Directors changed. Subsequent to the Private Placement, the new management commenced negotiations with the banks under the Initial Credit Facility, with the goal to secure the long-term financing of the Company. A waiver was granted on December 20, 2018 that effectively waived our compliance with all the covenants up until February 6, 2019 and reintroduced the original covenants upon expiry of the waiver. Subsequent to this, the lenders under the Initial Credit Facility further extended the waiver period, and in March 2019 an amendment agreement was reached to extend the waiver period until January 31, 2020 and a commitment letter, attaching a committed term sheet for a new credit facility maturing on December 6, 2023, was agreed between the Company and the lenders.   This agreement is described below under "Item 4. Information on the Company—A. History and Development of the Company—Transactions."

Risks Relating to Investing in Our Common Shares
The market price of our common shares has recently declined significantly. If the average closing price of our common shares declines to less than $1.00 over 30 consecutive trading days, our common shares could be delisted from the NYSE or trading could be suspended.
On August 31, 2018, we received a notification from the NYSE stating that that we were no longer in compliance with the NYSE's continued listing standards because the average closing share price of our common stock over a consecutive 30 trading-day period ending August 29, 2018 had fallen below the requirement to be at least $1.00 per share. On March 1, 2019, we received confirmation from the NYSE that we had regained compliance with the NYSE's continued listing standards as a result of the increased market price for our common shares following the one-for-ten reverse stock split that became effective on January 28, 2019.
A renewed or continued decline in the closing price of our common shares on the NYSE could result in a breach of these requirements. Although we would have an opportunity to take action to cure such a breach, if we do not succeed, the NYSE could commence suspension or delisting procedures in respect of our common shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares to investors, may constitute a breach under certain of our credit agreements and constitute an event of default under certain classes of our preferred stock and cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.
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
Because we are a foreign corporation, you may not have the same rights that a shareholder of a U.S. corporation may have.
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
We are incorporated under the laws of the Islands of Bermuda. Substantially all of our assets are located outside of the United States. In addition, most of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us, or our directors and officers, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we are incorporated or where we are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us based on those laws.
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
Additionally, on December 21, 2018, our Board of Directors adopted a shareholders rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share of the Company for each outstanding common share, par value $0.10 per share. The dividend was payable on December 31, 2018 to shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Preferred Share of the Company at an exercise price of $10.00, subject to adjustment. The exercise price automatically increased to $100.00 as a result of our reverse stock split on January 28, 2019 and is subject to further adjustments in accordance with the terms of the shareholders rights agreement. We can redeem the rights under certain circumstances. The shareholder rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders rights plan is not intended to deter offers that our Board of Directors determines are in the best interests of our shareholders.
These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and shareholders' ability to realize any potential change of control premium.
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
We may take advantage of these provisions until we no longer qualify as an emerging growth company on December 31, 2019, which is the end of the fiscal year following the fifth anniversary of the date of our initial public offering, or such earlier time that we are no longer an emerging growth company.  For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Nordic American Offshore Ltd. was formed on October 17, 2013 under the laws of the Republic of the Marshall Islands.
Effective September 26, 2016, we discontinued our existence as a company organized under the laws of the Republic of the Marshall Islands and continued our existence as an exempted company organized under the laws of the Islands of Bermuda, which we refer to as the Redomiciliation. There was no change in our business, assets and liabilities, principal locations, fiscal year, directors or executive officers following the Redomiciliation, and our financials are presented on an un-interrupted basis. On November 10, 2016, our shareholders approved the adoption of the new bye-laws, or the Bye-laws, at our annual general meeting of shareholders. As a result of the Redomiciliation, the rights of holders of our common shares are now governed by our Bermuda Memorandum of Continuance, the Bye-laws and the Companies Act 1981 of Bermuda, or the Companies Act.
We currently own and operate 23 vessels consisting of 10 Platform Supply Vessels, or PSV, two Anchor Handling Tug Supply vessels, or AHTS vessels, and 11 crew boats. We maintain our principal offices at the LOM Building, 27 Reid Street, Hamilton HM 11 Bermuda.
Transactions
In April 2019, we acquired 13 vessels, consisting of 2 AHTS vessels and 11 crew boats, from SOHI, a related party affiliate that is a closely held company owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members, in exchange for 8,126,219 common shares of the Company at approximately $2.78 per share for an aggregate consideration of $22.6 million.  As part of this acquisition, we assumed the aggregate outstanding indebtedness of $9.0 million relating to the two AHTS vessels.
In March 2019, we also entered into a common stock purchase agreement, which we refer to as the Equity Line of Credit. with SOI (a related party affiliate) and Mackenzie Financial Corporation. SOI is a closely held company owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members.  The Equity Line of Credit provides for $20.0 million to be available to us on demand in exchange for our common shares priced at 0.94 multiplied by the then-prevailing 30-day trailing VWAP.  In April 2019, we issued 3,240,418 common shares under the Equity Line of Credit for approximately $2.78 per share and net proceeds to us of $9.0 million.
As part of the aforementioned transactions, the lenders under our Initial Credit Facility have agreed to extend the waivers of certain financial covenants which we were not in compliance with until January 31, 2020.  Moreover, we received commitments from the lenders under our Initial Credit Facility, upon our satisfaction of certain conditions precedent, the most significant of which is the requirement to raise an additional $15 million of equity before January 31, 2020, to a new $132.9 million term loan facility with maturity of December 6, 2023 to refinance the Initial Credit Facility, which had an outstanding balance of $132.9 million as of the date of this annual report.  The terms of this new credit facility are described below under "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activity.".

Additionally, under the terms of the DVB Supplemental Agreement which amended the DVB Credit Facility to facilitate the sale of the two AHTS vessels from SOHI to the Company, the lender has the right, but not the obligation, to unwind the sales of the two AHTS vessels if the additional $15.0 million of equity is not raised by October 31, 2019.  Under this scenario, the shares in the vessel-owning subsidiaries for these two vessels would be exchanged for the shares of the Company that were previously issued as consideration for the transaction on the date of the unwinding.
On January 28, 2019, we effected a one-for-ten reverse stock split.  Our Bye-laws permit the Board of Directors to effect a reverse stock split without shareholder consent.  Pursuant to the reverse stock split, our common shares outstanding were reduced from 73,741,595 shares to 7,374,034 shares at that time (which reflects adjustments for fractional share settlements) and the par value of our common shares was automatically adjusted to $0.10 per share. On March 1, 2019, we received confirmation from the NYSE that we had regained compliance with the NYSE's continued listing standards as a result of the increased market price for our common shares following the reverse stock split.
On December 12, 2018, we announced that we had entered into a share purchase agreement with SOI, pursuant to which SOI invested $5.0 million in a private placement of our common shares at a price of $4.20 per share, which we refer to as the Private Placement.
As part of the Private Placement, Mr. Emanuele Lauro was appointed Chairman and Chief Executive Officer of the Company. In addition, Mr. Robert Bugbee was appointed to the Company's Board of Directors and to the office of President, Mr. Cameron Mackey was appointed Chief Operating Officer, and Mr. Filippo Lauro was appointed Vice President. Concurrent with the Private Placement Mr. Herbjørn Hansson resigned from the Board of Directors.
In March 2017, we completed an underwritten public follow-on offering of 4,130,000 common shares, which included 130,000 common shares sold pursuant to the underwriters' partial exercise of the overallotment option to purchase additional common shares, at a price of $12.50 per share. The net proceeds we received from the offering were used for general corporate purposes and working capital purposes. The net proceeds of this offering were approximately $48.3 million.
In February 2016, we completed the purchase of 157,174 of our own common shares in a private transaction at a purchase price of $45.00 per share.
As of the date of this annual report, we had 19,015,123 common shares issued, 18,740,671 outstanding and 274,452 treasury shares.
B. Business Overview
We are an offshore support vessel ("OSV") company that owns 23 vessels consisting of 10 platform supply vessels, or PSVs, two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats. As of the date of this annual report, all ten of our PSVs are operating in the North Sea and our AHTS vessels and crew boats are currently operating in West Africa.
Our Fleet
The following table sets forth our operating fleet and employment status as of the date of this annual report:
Vessel name	Vessel Type	Year Built	Employment	Begin Period	End Period	Daily Base Rate
NAO Fighter	PSV	2012	Spot
NAO Prosper	PSV	2012	Time Charter	Mar-19	Jun-19	$10,153
NAO Power	PSV	2013	Time Charter	Dec-18	Dec-19	$ 9,825
NAO Thunder	PSV	2013	Time Charter	May-19	May-20	$10,873
NAO Guardian	PSV	2013	Time Charter	Mar-19	Jun-19	$10,153
NAO Protector	PSV	2013	Spot
NAO Viking	PSV	2014	Time Charter	Dec-18	Dec-20	$10,808
NAO Storm	PSV	2014	Spot
NAO Galaxy	PSV	2016	Time Charter	Apr-19	Jan-20	$10,415
NAO Horizon	PSV	2016	Time Charter	Mar-19	May-19	$10,873
SOI Brilliance	AHTS	2009	Time Charter	Jan-16	Dec-19	$ 9,000
SOI Baron	AHTS	2009	Spot
Petrocraft 1605-1	Crew Boat	2012	Spot
Petrocraft 1605-2	Crew Boat	2012	Time Charter	Jan-19	Jul-19	$ 2,230
Petrocraft 1605-3	Crew Boat	2012	Time Charter	Jan-19	Jul-19	$ 2,230
Petrocraft 1605-5	Crew Boat	2012	Spot
Petrocraft 1605-6	Crew Boat	2012	Spot
Petrocraft 2005-1	Crew Boat	2015	Spot
Petrocraft 2005-2	Crew Boat	2015	Spot
Petrocraft 1905-1	Crew Boat	2019	Time Charter	Mar-19	Mar-20	$ 2,400
Petrocraft 1905-2	Crew Boat	2019	Time Charter	Mar-19	Mar-20	$ 2,400
Petrocraft 1905-3	Crew Boat	2019	Time Charter	Mar-19	Mar-20	$ 2,400
Petrocraft 1905-4	Crew Boat	2019	Time Charter	Mar-19	Mar-20	$ 2,400

Employment of Our Fleet
As of the date of this annual report, all of our PSVs are operating in the North Sea and our AHTS vessels and crew boats are operating in West Africa.
Our vessels are employed either in the spot market or on time charters.  A spot market charter is typically a short-term contract for specific use.  Under spot market charters, we pay certain expenses, such as harbor costs, fuel costs, and other off-hire related costs. Spot market charter rates are volatile and fluctuate based upon the supply and demand for OSVs such as ours. Time charters give us a fixed and stable cash flow for a known period of time.  Time charters also mitigate in part the volatility and seasonality of the spot market business. We opportunistically employ vessels under time charter contracts.
Management of our Vessels
The ship management firms Remøy Shipping AS, or Remøy, and V.Ships Offshore Limited, or V.Ships, provide technical management for six and four of the Company's PSVs, respectively.  Scorpio Commercial Management S.A.M., or SCM, and Scorpio Ship Management S.A.M., or SSM, provide the commercial and technical management, respectively, for the Company's two AHTS vessels and 11 crew boats. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for additional information on our management agreements with SCM and SSM.
Company Management
The Company has a management agreement in place with Nordic American Tankers Limited (a related party affiliate), or NAT or the Manager, for the provision of administrative services for the Company.  For services under the management agreement, NAT received a management fee of $100,000 per annum and is reimbursed for costs incurred in connection with its services. In addition to costs incurred which are directly attributable to us, we also reimburse NAT for a portion of the operational costs (such as salary and office rent among others), incurred by NAT which is allocated to us.
For services under the management agreement, the Company paid $100,000 for 2018, $100,000 for 2017, and $100,000 for 2016 and all directly attributable costs related to the Company were reimbursed. For the years ended December 31, 2018, 2017, and 2016, an aggregate of $2.2 million, $2.3 million and $2.2 million, respectively, for such directly attributable costs and operational costs allocated to us from NAT were incurred which are included in General and Administrative Costs.
On May 1, 2019, the Company tendered notice to NAT that it shall terminate the management agreement with NAT upon the expiration of 180 days from the date of such notice, or October 28, 2019.
The International Offshore Market
International offshore support services are provided by a variety of companies both public and private. The vessels used vary significantly in size and specification depending on their expected role in supporting offshore drilling and production. Typically, the customer is either an oil company or an offshore oil rig operator. Employment of the vessels is categorized either as spot employment, where a vessel is hired anywhere from 1 month to 12 months, or long-term contract employment, where the customer has the vessel at their disposition for more than 12 months.
The employment terms tend to vary between vessel types. The two main categories of offshore support vessels are Platform Supply Vessels (PSV) and Anchor Handling Tug Supply vessels (AHTS). The majority of PSV employment is related the support of oil production, bringing supplies, chemicals and equipment to the rigs, and returning waste product to land. PSVs are also used to support exploration activities. PSVs are distinguished based on deck area/cargo capacity and technical specification. AHTS vessels are primarily used to support rig moves and tend to have more idle time than PSVs.  Crew boats are chartered to customers for use in transporting personnel and supplies from shore bases to offshore drilling rigs, platforms and other installations.
Offshore oil exploration and production is a global activity and a variety of vessel types and rig types are employed. Operating costs and regulatory requirements vary significantly from region to region. Oil prices have risen in each of the last two years.
The North Sea market has the highest standards of safety and specification for PSVs. The vast majority of the vessels operating in this market are European, primarily built in Norway. Vessels operating in the North Sea may move to other markets, but vessels operating in other, worldwide markets for the most part do not have access to the North Sea. The North Sea offshore market is subject to seasonality. Activity is typically lower in winter months and higher in summer months as rig operators are more active in maintenance, rig moves and other activities when weather conditions are less harsh.

All offshore exploration and production businesses were impacted by the decline in the oil market in the second half of 2014. The lower oil price led to cancellation or postponement of many investment programs related to new fields and exploration. This negatively impacted the demand for all categories of offshore support vessels for the 12 months ended December 31, 2018, 2017 and 2016.
From the low point of $30 per barrel in January 2016, the price of oil has started to improve and has remained above $60 per barrel from December 2017 to the date of this report. The improved oil price and new lowered cash break even for the oil companies has resulted in a more positive sentiment in the industry. A stable oil price at profitable levels for oil companies can be expected to lead to increased investment activity and increased demand for offshore support vessels, PSVs and AHTS vessels.
The 2018 Offshore Support Vessel Market (Source: Fearnleys)
Although it is true that the OSV market is moving quite slowly this downturn, at least it is moving in the right direction. PSVs and AHTS vessels saw slow but continuous activity growth globally in 2018, up 7% from trough notation in the first half of 2017. There were large differences between regions, however, and while some areas, including the North Sea and Brazil saw movement in both utilization as well as rate levels in 2018, others, such as the US Gulf and South East Asia, have seen little to no improvement when finishing 2018 compared to one year ago.

Furthermore, there was a clear bifurcation of vessel preference that emerged in 2018 where more than 90% of supply vessels that were fixed on long-term charters were less than 15 years old. Combine that with the challenging average utilization overall and mostly yet-to-recover day rates, it became increasingly difficult to justify keeping older- and low-spec tonnage through last year. Just as we predicted last year, there were even more OSVs sold for scrap in 2018 than the record-breaking 143 we saw the year prior. By the end of 2018 we had registered close to 150 units that sailed for the last time, which puts the total amount since 2014 well in excess of 400 ships. Also worth mentioning in this regard, is that only 46 supply vessels were delivered in 2018, down almost 30% from 2017. These deliveries represent less than half the number of AHTS vessels and PSVs that were scrapped during 2018.

In the North Sea term rates for PSVs almost doubled prior to the summer season due to the mere expectation of higher activity. Although it was a development most welcomed by the shipowners, the summer failed to live up to the expectations and average utilization in the region remained in the 60% to low 70% range all season, resulting in a disappointing spot market. September would then prove to bring one final strong month, before winter metaphorically swept in and saw a number of ships returning to lay-up as activity slowed down. For AHTS vessel owners it was a slow year altogether only broken by isolated rate hikes never lasting for any significant duration of time. And while the majority of PSVs operating in the North Sea are primarily employed on long-term contracts, there were very few large AHTS vessels that were employed on long-term contracts ⸻ ending 2018 at only two. Furthermore, while the number of PSVs in lay-up in the North Sea was at its lowest in three years, the number of AHTS vessels in lay-up was at its peak at the end of 2018. Our colleagues at Fearnley Offshore forecast a great deal more activity next summer, but going into 2019 we have very different expectations for these two ship types, particularly in the North Sea.

The tier 1 subsea companies' efforts to position themselves to offer integrated solutions, although only partly gaining traction during the first half of the year, seems to have worked. One chief indicator of this was that the book-to-bill ratio for these companies grew close to 1.2 during the third quarter of 2018 and was above 1 for three out of four quarters last year. Going forward, it is especially important to be well positioned when considering that both the number of contracts and the average scope size have started to grow again, breaking the negative development we saw between 2014 and 2017.

This has led to a growing number of vessel tenders, and 2018 finally saw the return of long-term contracts. Granted, the majority of multi-year contracts for subsea tonnage is still seasonally and/or project based, but this is an important development nonetheless and we see this reflected in increased vessel utilization. We further see appetite for such "pay as you go" deals evaporating among the owners group, which we take as a sign of growing confidence in the market going forward. The returning market balance has resulted in higher utilization than expected when we started the year but also increased rate levels for some vessel segments. This is especially true for construction vessels where alternative markets have added further demand for high-end SPS classed vessels.

While on the subject of market balance though, it should be noted that the vast majority of these vessels are less than 15 years old, and as such, there is only a very moderate number of scrapping candidates left in the fleet after 2018. Therefore, further improvements to the shipowners' situation will have to come from increased demand. The good news in that regard is that we do expect increased vessel demand going forward and thereby added pressure on rates.

At the start of 2018 our colleagues at Fearnley Securities believed that final investment decisions representing up to 200 subsea trees would be announced throughout the year. Now that we have moved on into 2019 we know that the total number awarded last year was actually 242, a drastic increase from the 155 trees awarded the year before. Furthermore, we expect this trend to persist, and the main takes from the Astrup Fearnley Day conference on the subject was that projects are getting larger, they are more geographically diverse, increased visibility on award timing, and increased water depths.

All-in-all, we feel that the tides are turning in the subsea sphere and that confidence is slowly building up again. Given the beating experienced over the past years, we still see a race for utilization but with some vessel suppliers likely benefiting from not being "first pick" due to offering the lowest rates, but rather putting themselves in a bargaining position with few vessel alternatives.
The Offshore Market 2019
The sentiment in the North Sea offshore sector has improved significantly since year-end 2018 following increased activity in general both in the North Sea and adjacent areas. There has been good tender activity and inquiries for the upcoming 2019 summer campaign in the North Sea as rigs are fixed for exploration campaigns, as well as other seasonal activities, such as pipe haul.
The effects of an increased level of activity from the oil companies and contractors should have a positive impact on the PSV market rates in the short term for high spec tonnage due to decreased availability. Reactivation of laid-up ships is still a risk, however, but the ships that remain in layup are, in broad terms, either old, smaller or harder to reactivate because they will need overhauls, main Class renewal or both. In the long run overcapacity will continue to present a barrier for the market to sustainably recover. The scrapping of PSVs continues to mainly occur in other regions, and has had less of an impact on the North Sea market thus far.
The Company's AHTS vessels and crew boats are serving global customers in the West African market and are experiencing increased enquiry in 2019 which portends a broader improvement in offshore fundamentals beyond any single region.
Government and Environmental Regulations
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
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or the IMO, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," adopted the International Convention for the Safety of Life at Sea of 1974, or the SOLAS Convention, and the International Convention on Load Lines of 1966, or the LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk, in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.
The Marine Environment Protection Committee, or MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect on March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain "Emission Control Areas," or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by local authorities where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. All NAO vessels are below 5,000 gross tonnages.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI.  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims, or the LLMC Convention, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with the SOLAS and LLMC Conventions standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The Company has nominated Remøy,V.Ships and SSM to technically operate our vessels. The technical managers have obtained the DOC (document of compliance) in order to operate in accordance with the ISM code.  The document of compliance and safety management certificate are renewed as required.
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW Convention.  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified the SOLAS and STCW Conventions generally employ the classification societies, which have incorporated requirements of the SOLAS and STCW Conventions into their class rules, to undertake surveys to confirm compliance.
The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the "Polar Code"). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the BWM Convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the Anti‑fouling Convention. The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this report, each of our vessels is ISM Code certified. The Company has nominated Remøy, V. Ships and SSM to technically operate our vessels. The technical managers have obtained the DOC (document of compliance) in order to operate in accordance with the ISM code. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
All the Company's vessels operate in the North Sea or West Africa, and it is unlikely that they will operate in the U.S. at a later time.  However, if at some time in the future our vessels operate in the United States, we could be subject to strict environmental regulations, such as state environmental laws, the U.S. Oil Pollution Act of 1990, or OPA, which establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, among others.  Other regulations, such as the U.S. Bureau of Safety and Environmental Enforcement's revised Production Safety Systems Rule, the U.S. Clean Water Act, the U.S. Clean Air Act, and other ballast water regulations may also apply.  Should we operate in U.S. waters, compliance with OPA and other U.S. regulations could impact the cost of our operations and adversely affect our business.

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
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the European Union imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in European Union ports.
International Labour Organization
The International Labour Organization, or the ILO, is a specialized agency of the UN that has adopted the Maritime Labour Convention 2006, or MLC 2006. A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
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
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008; and (3) reducing the total annual greenhouse gas emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.
The European Union made a unilateral commitment to reduce overall greenhouse gas emissions from its member states to 20% of 1990 levels by 2020. The European Union also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships calling at European Union ports are required to collect and publish data on carbon dioxide emissions and other information.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

Vessel Security Regulations
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel's hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and under the SOLAS Convention. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS.  All of our vessels are certified as being "in class" by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 60 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.
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
Protection and Indemnity Insurance
Protection and indemnity insurance, which is provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. According to the International Group, the Pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.2 billion.  As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
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
Seasonality
Operations in the North Sea are generally at their highest levels during the months from April through August and at their lowest levels from December through February primarily due to lower construction activity and harsh weather conditions affecting the movement and servicing of drilling rigs. Operations in West Africa are not significantly impacted by seasonality. Nevertheless, operations in any market may be affected by seasonality often related to unusually long or short construction seasons due to, among other things, abnormal weather conditions, as well as market demand associated with increased drilling and development activities.
C. Organizational Structure
Nordic American Offshore Ltd. is a company organized under the laws of Bermuda. We own our vessels through separate wholly-owned subsidiaries that are incorporated in the Marshall Islands. Please see Exhibit 8.1 to this annual report for a list of our significant subsidiaries.
D. Property, Plants and Equipment
Other than our vessels, we do not own any material property. Please see "Item 4. Information on the Company—A. Business Overview—Our Fleet", for a description of our vessels. All of our PSVs and AHTS vessels are mortgaged as collateral under our Initial Credit Facility and DVB Credit Facility, respectively.
ITEM 4A   \      UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management's discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in "Item 18. Financial Statements." You should also carefully read the following discussion with the sections of this annual report entitled "Item 3. Key Information—D. Risk Factors," "Item 4. Information on the Company—B. Business Overview," and "Cautionary Statement Regarding Forward-Looking Statements." Our consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with U.S. GAAP. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated.
Critical Accounting Policies and Estimates
We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read "Note 2, Summary of Significant Accounting Policies" to our consolidated financial statements included herein.

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

We may take advantage of these provisions until we no longer qualify as an emerging growth company on December 31, 2019, which is the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. On this date, the exemptions described above will no longer be available to us.  Additionally, we will cease to be an emerging growth company if, among other things, we have more than $1.0 billion in "total annual gross revenues" during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We have chosen to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
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
Impairment of Long-Lived Assets: As of December 31, 2018, our operating fleet consisted of ten PSVs.  Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the carrying amount of the vessel, the vessel is deemed impaired. Impairment charges may be limited to each individual vessel. We evaluated the carrying amount of our fleet at December 31, 2018 (consisting of ten PSVs) and we recorded an impairment charge of $160.1 million on these vessels for the year ended December 31, 2018.  An impairment charge was not recorded for the years ended December 31, 2017 or 2016. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the vessel. The average of three broker estimates is used as a reflection of the fair market value of the vessels. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.
In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about its vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating costs, capital expenditures, residual value and the estimated remaining useful life of each vessel.
The assumptions used to develop estimates of future undiscounted cash flows for our impairment analysis are based on historical trends as well as future expectations. The estimated undiscounted cash flows are determined by estimating daily charter and utilization rates for the remaining operating days. The Company estimates daily charter and utilization rates for the remaining operating days considering the historical company-specific performance, average for similar vessels and utilizing available market data to estimate charter and utilization rates over the remaining estimated useful life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard for PSV and AHTS vessels and 15 years from the delivery of the vessel from the shipyard for crew boats, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating costs (including planned drydocking and engine overhaul expenditures). Future estimated charter rates in other currencies than USD are converted to USD based on an historical average conversion rate. For purposes of estimating future operating costs as part of our impairment test at December 31, 2018, we have applied a weighted company-specific average from the preceding three financial years and applied an annual growth factor of 2.0%.
When forecasting the daily charter rates for the remaining useful life of the vessels, we have applied an internally developed model in combination with external data. For the first and second year of our analysis we have applied the lowest of our weighted company-specific achieved average rates and the rates provided by a third party for the preceding three year period. For year three of our analysis we have applied a one year ramp up period where rates are based on 75% of the 15-year historical average rates provided by a third party, while applying a utilization rate of 75%. The ramp up period is applied to reflect a potentially slower return to historical activity levels. For the rates and utilization thereafter we use the 15-year historical average as provided by a third party.

For the 15-year historical average charter rate in GBP, provided by a third party, we have applied a 10-year average conversion rate between USD and GBP. The average conversion rate applied represents the historical exchange rate between USD and GBP, which we consider to be a representative approach for this currency swap also for the future periods.

Cost associated with vessels in lay-up have been included in the estimation for the relevant vessels and for the expected time of lay-up. No revenue is generated during lay-up.
When we calculate the expected undiscounted net cash flows for the vessels, we deduct operating expenses and expected cost of dry-docking and other expected capital expenditures from the operating revenues before adding an estimated scrap value of the vessel at the end of its useful life. The operating expenses applied are based on the forecasted operating cost for the vessels, which is adjusted in subsequent periods for expected growth. We have applied a compounded growth factor to the operating expenses. Estimated cash outflows for dry-docking are based on historical and forecasted expenditure. Vessel utilization is based on historical average levels achieved. The scrap value applied to our PSVs for purposes of the impairment testing at December 31, 2018 is assessed to be $1.5 million per vessel.
Probability-weighted approach
The industry has experienced a prolonged downturn since the start of 2014. The downturn has been longer than expected and there is a possibility that the utilization and rates will not come back to the historical levels. We have applied a probability-weighted approach (as per ASC 360-10-35-30) to reflect the possibility of different ranges and outcomes in our estimated cash flows. We recognize that there is more uncertainty related to assumption for cash flows that are several years ahead for long-lived assets like our vessels with a significant number of years left of remaining useful life and we have experienced a slower market recovery than expected in prior years. As such, we have prepared a probability based approach taking into account possible lower than expected outcomes for the main inputs to the model. The different outcomes are mainly applied to the long-term assumption in the model rather than the initial three-year period in our model.

We have applied probabilities to the following main inputs:

•	Rates
•	Utilization
•	Foreign currency conversion
Rates and utilization in the offshore industry are closely related. As demand for ships increases and supply decreases, the rates tend to be driven up. The oil sector has in recent years and especially after the financial crisis, become more coordinated and efficient as a result of lower prices per barrel and a strive for lower break even costs. In addition, there are many laid-up vessels and owners eager to get them back in operation, which in turn indicate that it will take time to get the rates and the utilization of the fleet up to historical levels. Based on this we have weighted our base case scenario that includes the assumptions discussed above with 70%, and a lower than expected scenario that includes the assumptions discussed below with 30%. We have considered the 12-year historical dayrates for PSVs, noting that rates in four out of these twelve years have been in the lower range and taken this into account when weighting the low case scenario.

In the low case scenario, we have excluded the peak period for utilization and rates pre-2009 and accordingly applied a 10-year average for rates and utilization. This estimate is applied for the cash flows from year four and onwards in the calculation. The rate applied in year three (ramp-up period) is set as 75% of the long-term rate.

In our base case we have applied the 10-year average currency rate. Historical data for this period shows a declining USD/GBP currency cross and in our low case scenario we have applied the three-year average currency rate.

The table below indicates the (1) charter rates applied in our impairment assessment, (2) company-specific achieved rates and (3) historical market rates for the North Sea, obtained from an external party.
	Rates used (1)				Achieved rates (2)		Market rates (3)
$ per day	First year	Second year	Third year	Thereafter	2018	2017	2004- 2018	2009- 2018
Rates	$9,523	$9,523	$13,067	$17,423	$12,470	$10,784	$19,582	$14,874
Utilization	62%	62%	75%	84.6%	60%	65%	87%	82%

As a result of our impairment test, we have recorded an impairment loss of $160.1 million related to our ten PSVs to write the carrying values of these vessels down to their estimated fair values as of December 31, 2018.  During the years ended December 31, 2017 and 2016, the market value of our PSVs declined, and we identified impairment indicators.  However, in each of those years under our impairment testing approach, we determined that the sum of the undiscounted cash flows for each vessel exceeded its carrying value and therefore, an impairment charge was not recorded.
The Total Fleet – Comparison of Carrying Value versus Market Value
During the past three years the market value of offshore supply vessels as provided by offshore shipbrokers has declined.
The table set forth below indicates the carrying value of each of our PSVs as of December 31, 2018 and 2017 and the fair market value of each of our PSVs as of December 31, 2018.
Vessel	Yard(1)	Year built	Delivered to NAO	Carrying value 2018 ($ (millions)	FMV 2018 ($millions)	Carrying value 2017 ($ millions)
NAO Fighter	Ulstein	2012	January 2014	17.0	17.0	36.8
NAO Prosper	Ulstein	2012	January 2014	17.0	17.0	37.1
NAO Power	Ulstein	2013	January 2014	17.2	17.2	37.3
NAO Thunder	Ulstein	2013	December 2013	17.2	17.2	36.9
NAO Guardian	Ulstein	2013	December 2013	17.2	17.2	37.1
NAO Protector	Ulstein	2013	December 2013	17.2	17.2	36.7
NAO Storm	Ulstein	2015	January 2015	17.5	17.5	31.8
NAO Viking	Ulstein	2015	January 2015	17.5	17.5	32.1
NAO Horizon	VARD	2016	April 2016	19.4	19.4	33.1
NAO Galaxy	VARD	2016	June 2016	19.4	19.4	31.8

(1) "Ulstein" refers to Ulstein Verft AS and "VARD" refers to Vard Group AS.
 The carrying value of our PSVs as of December 31, 2018 is $176.9 million. We have obtained broker estimates from three independent shipbrokers indicating a fair market value (FMV) of our PSV fleet to be $176.9 million, based on an average of the three estimates that is the basis for our impairment charge of $160.1 million as of December 31, 2018. The total carrying value based on the above is consequently not exceeding the fair value of the vessels as of December 31, 2018.

Drydocking and engine overhaul: The Company's PSVs and AHTS vessels are required to be drydocked approximately every 60 months, and to have engines overhauled after 10,000 – 11,000 running hours which would be between the drydocking procedures. The Company's crew boats are required to be drydocked annually.  The Company will capitalize a substantial portion of the costs incurred during drydocking and overhaul, and amortize those costs on a straight line basis from the completion of a drydocking, intermediate survey or overhaul to the estimated completion of the next drydocking or overhaul. For our newbuilding PSVs acquired directly from the shipyard, an estimate of $550,000 and $250,000 for drydocking cost and overhaul costs, respectively, has been allocated from the purchase price. Drydocking is depreciated over five years, and engine overhauls are depreciated based on the number of running hours within the reporting period according to the built-in overhaul method.
Vessels, net: Vessels and equipment are stated at historical costs, less accumulated depreciation which is provided by the straight line method over their estimated useful life of 25 years. Interest is capitalized in connection with the construction of vessels. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessel. Repairs and maintenance are expensed as incurred. The vessels' estimated residual values and useful life are reviewed when there has been a change in circumstances that indicate the original estimate may no longer be appropriate. Residual values are estimated at approximately $1.5 million for each vessel in the fleet at December 31, 2018 and 2017.
A. Operating Results
We present our Statement of Operations and Comprehensive (Loss) Income using charter revenues and charter costs. During the periods ended December 31, 2018, 2017 and 2016, our PSVs were employed in the North Sea on both spot and term charters.
YEAR ENDED DECEMBER 31, 2018 COMPARED TO YEAR ENDED DECEMBER 31, 2017

	Years ended December 31,
All figures in USD '000	2018	2017	Variance
Charter Revenues	20,654	17,895	15%
Charter Costs	(2,215)	(1,815)	22%
Vessel Operating Costs	(25,173)	(20,454)	23%
General and Administrative Costs	(4,757)	(4,222)	13%
Depreciation Costs	(17,298)	(17,472)	(1%)
Impairment Loss on Vessel	160,080	0	N/A
Net Operating Loss	(188,869)	(26,068)	625%
Interest Income	207	298	(31%)
Interest Costs	(8,031)	(4,880)	65%
Other Financial Costs	(601)	327	(284%)
Total Other Costs	(8,425)	(4,255)	98%
Loss before income taxes	(197,294)	(30,323)	551%
Income Tax	0	997	N/A
Net Loss and Comprehensive Loss	(197,294)	(29,326)	573%

Net operating loss was $188.8 million for the year ended December 31, 2018, compared to $26.0 million for the year ended December 31, 2017. The increase in net operating loss is primarily driven by an impairment loss of $160.1 million recorded during the year ended December 31, 2018 along with increased vessel operating expenses.  These variances are discussed below.
The charter revenues increased by $2.7 million, or 15% from $17.9 million in 2017 to $20.6 million in 2018.  The vessels were trading in a mix of both spot and term charters during each period. The increase in charter revenues is a combination of slightly higher day rates and reactivation of two PSVs late in the second quarter. The charter costs increased by $0.4 million, or 22% from $1.8 million in 2017 to $2.2 million in 2018. The increase in charter costs is primarily due to increased commission and off hire costs. Commissions are primarily paid on a percentage of the rate, and therefore increased commensurate with the increase in charter revenues.
Vessel operating expenses increased by $4.7 million, or 23%, from $20.4 million in 2017 to $25.2 million in 2018. This was primarily due to the reactivation of two vessels early in 2018 (which were in lay-up throughout 2017), thus increasing operating expenses for 2018.
General and administrative expenses increased $0.5 million, or 13%, from $4.2 million in 2017 to $4.8 million in 2018.  This increase is primarily due to additional legal and professional costs incurred in relation to additional work related to due-diligence processes.
Depreciation costs remained consistent from 2017 to 2018 as a result of the company not making any major investments, buying or selling any vessels during 2018.
We recorded an impairment loss of $160.1 million for the year ended December 31, 2018.  This loss was the result of our annual impairment analysis whereby we performed a cash flow analysis with undiscounted values to assess the recoverability of the carrying value of our vessels. This analysis resulted in all 10 vessels at the time having carrying values exceeding their undiscounted cash flows.  Accordingly, an impairment charge of $160.1 million was recorded representing the difference between the carrying value and fair value of the vessels. For further information on the process and underlying assumptions leading to this impairment charge, please see the section above entitled "Item 5. Operating and Financial Review and Prospects⸻Critical Accounting Estimates".
Interest costs increased $3.1 million, or 65%, from $4.9 million in 2017 to $8.0 million in 2018.  This increase was attributable to (i) an increase in the Company's margin on its Initial Credit Facility from 2.0% to 4.0% as part of a waiver to its financial covenants obtained in May 2018 and (ii) increases in LIBOR rates.
Other financial costs decreased $0.9 million from $0.3 million in 2017 to $(0.6) million in 2018. This is primarily due to increased currency loss and increased change in currency translation differences.
The Company reversed an income tax provision during the year ended 2017 resulting in a gain of $1.0 million.
Please see "Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates" for further information.
YEAR ENDED DECEMBER 31, 2017 COMPARED TO YEAR ENDED DECEMBER 31, 2016

	Years ended December 31,
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

Net operating loss was $26.0 million for the year ended December 31, 2017, compared to $28.5 million for the year ended December 31, 2016. The decrease in net operating loss was primarily caused by the reduction in vessel operating costs.  The significant variances are described below.

Charter revenues increased by 1.1% from December 31, 2016 to December 31, 2017. We consider the increase to be marginal, resulting from increased average rates and decreased average utilization at December 31, 2017 compared to December 31, 2016. In 2017, we had seven vessels trading and three vessels laid up for the full year. Of the seven operating vessels, one vessel was fixed on a term contract of seven months and the six others were trading in the spot market. The nature of the spot market leads to an increase in harbor costs, fuel costs and other off-hire related costs such as pilotage, linesmen, light dues, off-hire surveys, etc., in comparison to a term contract where the client covers all these costs while the vessel is on-hire.
The increase in charter costs of 25.4% was primarily due to increased port charges and off-hire costs. Off-hire costs increased since the average utilization at December 31, 2017 compared to December 31, 2016 decreased and at December 31, 2017 we had three vessels in layup which incurred bunkering costs and other costs associated with having the vessels laid up.
The decrease in vessel operating costs of 15.3% was primarily due to the three new vessels added to the fleet that were in lay-up during 2017, which had significantly lower operating costs than a vessel in operation. The increase in costs from adding two new vessels to the fleet that were previously laid up was partly offset by one additional vessel being laid up since October 2016.
The 6.2% decrease in general and administrative costs is due to legal fees incurred in 2016 due to our Re-domiciliation from the Marshall Islands to Bermuda.
The 8.2% increase in depreciation costs was a result of the acquisition of two new vessels in 2016. The vessels were delivered in April and June 2016, and were depreciated from the time of delivery. 2017 was the first year with full depreciation for the two vessels delivered in 2016.
No vessel impairment was recorded for the year ended December 31, 2017 after having performed an impairment analysis. The average age of the Company's fleet was just over four years and the estimated undiscounted cash flows exceeded the book value of each vessel as of December 31, 2017.
As of December 2017, interest expenses had increased by 40.8% compared with the same period in the prior year. This is due to increased interest rates and the fact that another $90.0 million of the credit facility was drawn on our Initial Credit Facility in 2016.
B. Liquidity and Capital Resources
We operate in a cyclical and capital intensive industry and we have historically financed our acquisitions of PSVs mainly through raising new equity in combination with loan financing. We refer to further comments below in regard to our Initial Credit Facility. As of December 31, 2018 and December 31, 2017 we had cash and cash equivalents of $8.4 million and $31.5 million, respectively.
Equity Issuances
In March 2017, we completed an underwritten public follow-on offering of 4,130,000 common shares, which includes 130,000 common shares sold pursuant to the underwriters' partial exercise of the overallotment option to purchase additional common shares, at a price of $12.50 per share. The net proceeds we received from the offering were approximately $48.3 million and were used for general corporate purposes and working capital financing purposes.
In December 2018, we issued an aggregate of 1,175,474 common shares in a private placement with SOI at $4.20 per share, resulting in net proceeds to us of $4.9 million.
In April 2019, we acquired 13 vessels from SOHI, a related party affiliate that is a closely held company owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, and our Vice President, Filippo Lauro, are members, in exchange for 8,126,219 common shares of the Company at approximately $2.78 per share for an aggregate consideration of $22.6 million.  As part of this acquisition, we assumed the aggregate outstanding indebtedness of $9.0 million relating to two of the acquired vessels.
In March 2019, we also entered into a common stock purchase agreement, which we refer to as the Equity Line of Credit, with SOI (a related party affiliate) and Mackenzie Financial Corporation. SOI is owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, and our Vice President, Filippo Lauro, are members.  The Equity Line of Credit provides for $20.0 million to be available on demand to us in exchange for our common shares priced at 0.94 multiplied by the then-prevailing 30-day trailing volume weighted average price.  In April 2019, 3,240,418 common shares in aggregate were issued equally to each of SOI and Mackenzie Financial Corporation under the Equity Line of Credit for approximately $2.78 per share, resulting in net proceeds to us of $9.0 million.

Our Borrowing Activities
Credit Facilities
Credit Facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB
On December 19, 2013, we entered into a revolving credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB for up to $60.0 million, which we refer to as our Initial Credit Facility. On March 16, 2015, we expanded our Initial Credit Facility to $150.0 million. The Initial Credit Facility provides funding for general corporate purposes. Amounts borrowed under the Initial Credit Facility bear interest at an annual rate equal to LIBOR plus a margin of 2.5% and we pay a commitment fee on any undrawn amounts. The maximum potential annual commitment fee payable on undrawn amounts is $600,000. There are no mandatory repayments of principal during the term of the Initial Credit Facility, and we are obligated to pay interest only on drawn amounts and the commitment fee for undrawn amounts. The maturity of the Initial Credit Facility has been extended to March 2020, as part of increasing the facility in 2015.
As of December 31, 2018 and December 31, 2017, we had $132.9 million and $137.0 million, respectively, outstanding under the Initial Credit Facility. Borrowings under the Initial Credit Facility are currently secured by first priority mortgages on our PSVs and assignments of earnings and insurance. Under the Initial Credit Facility, we are subject to certain financial covenants requiring, among other things, the maintenance of (i) a minimum value adjusted amount of equity, (ii) a minimum value adjusted equity ratio, (iii) a minimum level of liquidity, (iv) a positive working capital, and (v) the aggregate fair market value of the vessels securing the loan of at least 150% of the outstanding loan (the "Security Coverage Ratio"). The Initial Credit Facility also includes customary events of default, including non-payment, breach of covenants, insolvency, cross defaults and material adverse change. A breach of any of these covenants, if not waived by the lenders, would result in the Initial Credit Facility becoming callable by the lenders.
As of December 31, 2016 we were not in compliance with three of our debt covenants: (i) the minimum value adjusted amount of equity clause, (ii) the minimum value adjusted equity ratio clause and (iii) a minimum level of liquidity.  In 2017, we obtained waivers from our lenders to lower (i) the minimum value of equity and (ii) the minimum value adjusted equity ratio covenant requirements to levels at which the Company was in compliance, and suspending (iii) the minimum level of liquidity covenant. These waivers were effective until April 30, 2018. Under the waivers the Company is unable to draw further on the Initial Credit Facility.
On April 30, 2018, we entered into an amendment to the Initial Credit Facility that extended the waiver period up until December 31, 2018. Under the terms of the waiver obtained, we were unable to draw further on the Initial Credit Facility until we complied with the original terms and conditions under the Initial Credit Facility. We were permitted to distribute dividends, subject to a corresponding amount being repaid under the Initial Credit Facility.
In September 2018, we made an unscheduled payment of $1.575 million on our Initial Credit Facility to regain compliance with the Security Coverage Ratio (requiring that the aggregate fair market value of the vessels securing the loan does not fall below 150% of the outstanding loan) set forth thereunder.  At the end of September 2018, vessel values were remeasured and, given a further deterioration in such values, we were again not in compliance with the Security Coverage Ratio under our Initial Credit Facility at September 30, 2018.
In December 2018, we entered into a share purchase agreement with SOI. As part of this agreement, SOI invested $5.0 million in a private placement of the Company's shares at a price of $4.20 per share, which we refer to as the Private Placement. The Private Placement was finalized on December 12, 2018 and effective upon closing of the Private Placement, $1.9 million of the proceeds were immediately used to repay a portion of the outstanding indebtedness under the Initial Credit Facility to regain compliance with the Security Coverage Ratio thereunder. As a result of this transaction, the composition of senior management and the Board of Directors changed. Subsequent to the Private Placement, the new management commenced negotiations with the banks under the Initial Credit Facility, with the goal to secure the long-term financing of the Company. A waiver was granted on December 20, 2018 that effectively waived our compliance with all the covenants up until February 6, 2019 and reintroduced the original covenants upon expiry of the waiver. Under the waiver, the Company is required to have a minimum liquidity of $5 million, which increases to $7.5 million immediately following any drawdown on the Equity Line of Credit that was entered into in March 2019 (as described above).  As of December 31, 2018, we were in compliance with the modified terms under the Initial Credit Facility and the loan was not considered callable. Subsequent to this, the lenders under the Initial Credit Facility further extended the waiver period, and in March 2019 an agreement was reached to extend the waiver period until January 31, 2020 as part of a broader series of transactions as described in "Item 4. Information on the Company—A. History and Development of the Company—Transactions."

Moreover, we received commitments from the lenders under our Initial Credit Facility, upon our satisfaction of certain conditions precedent, the most significant of which is a requirement to raise an additional $15.0 million of equity before January 31, 2020, to a new $132.9 million term loan facility with maturity of December 6, 2023 to refinance the Initial Credit Facility, which had an outstanding balance of $132.9 million as of the date of this annual report.  The new $132.9 million term loan is expected to be collateralized by the ten PSVs that currently collateralize the Initial Credit Facility in addition to the 11 crew boats acquired from SOHI, bears interest at LIBOR plus a margin 3.50% (which can be reduced if the Company meets certain Net Debt to EBITDA thresholds) and is expected to be repayable in equal, semi-annual installments of $7.5 million beginning in December 2021 with a balloon payment due upon the maturity date of December 6, 2023.  This new credit facility is also expected to contain restrictive financial covenants as follows:
•	Cash and cash equivalents shall at all times be equal to or greater than (i) $12,500,000 and (ii) $750,000 per vessel above 2,500 DWT.
•	Current assets shall at all times exceed current liabilities less the current portion of long term liabilities.
•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

DVB Credit Facility
In April 2019, the Company assumed the indebtedness of $9.0 million as part of the acquisition of two AHTS vessels from SOHI under a credit facility with DVB Bank SE Nordic Branch.  We refer to this credit facility as our DVB Credit Facility.  This loan was executed and fully drawn in September 2017 and the vessel owning subsidiaries of these vessels are borrowers under this facility.
The DVB Credit Facility bears interest at LIBOR plus a margin of 2.75% and contains a financial covenant whereby the Company must maintain minimum liquidity of an aggregate of $0.8 million in the bank accounts that are pledged as security under the facility.  The terms of this credit facility also require that the Company fund any Excess Earnings (defined as each vessels' earnings less budgeted operating expenses and interest payments and the maintenance of the minimum liquidity requirement) related to such vessels, up to $3.6 million in aggregate, to a drydock reserve account, the proceeds of which are to be utilized for the vessel's next scheduled drydock.  An aggregate of $1.0 million was funded in this account at the date of the acquisition.
For the first 36 months after the initial drawdown date (through September 2020), any Excess Earnings related to each vessel, after funding the minimum liquidity requirement and drydock reserve account, shall be utilized to repay the credit facility.  39 months after the initial drawdown date, the DVB Credit Facility shall be repaid in consecutive quarterly installments of $0.2 million in aggregate with a balloon payment due upon the maturity date of September 2022.  The outstanding balance under this facility was $9.0 million as of the date of this annual report.
This facility contains financial and restrictive covenants, which require the borrowers to, among other things, comply with certain financial tests (as described above); deliver semi-annual and annual financial statements and annual projections; comply with restrictive covenants, including maintaining adequate insurances; comply with laws (including environmental laws); and maintain flag and class of the vessels. Other such covenants may require the borrowers to obtain lender approval on changes in the borrowers vessels' managers; limit the borrowers' ability to place liens on the borrowers' assets; limit the borrowers' ability to incur additional indebtedness; prohibit the borrowers  from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend.  This facility is secured by, among other things:
•	a first preferred mortgage over the two AHTS vessels which are collateralized under this facility;
•	an assignment of earnings, insurances and charters from the two mortgaged AHTS vessels;
•	a pledge of the related earnings accounts and drydock reserve accounts of the borrowers in respect of the two mortgaged AHTS vessels; and
•	a pledge of the equity interests in each of the borrowers.

Additionally, under the terms of the DVB Supplemental Agreement which amended the DVB Credit Facility to facilitate the sale of the two AHTS vessels from SOHI to the Company, the lender has the right, but not the obligation, to unwind the sales of the two AHTS vessels if the additional $15.0 million of equity is not raised by October 31, 2019.  Under this scenario, the shares in the vessel owning subsidiaries for these two vessels would be exchanged for the shares of the Company that were previously issued as consideration for the transaction on the date of the unwinding.
Liquidity Outlook:
Cash on hand was $8.4 million as of December 31, 2018, compared to $31.5 million as of December 31, 2017.
Under ASC paragraph 205-40, or the Standard, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management's plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates  substantial doubt about the Company's ability to continue as a going concern. The mitigating effect of management's plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued.  Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.
The Company regularly performs cash flow projections to evaluate whether it will be in a position to cover the liquidity needs for the next 12-month period and the compliance with financial and security ratios under the existing and future financing agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels' future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations.  Nevertheless, volatility in the offshore market makes forecasting difficult, and there is the possibility that our actual trading performance during the coming year may be materially different from expectations.

Current economic conditions in the offshore market are challenging, resulting in the incurrence of recurring losses.  These conditions have resulted in breaches of the Company's financial covenants under its Initial Credit Facility and have prompted the Company to secure additional liquidity to continue in operation.  If the rates and utilization of our vessels continue to face headwinds for the coming 12 months, then we may have to ask our lenders for further waivers to meet the obligations of the Company and to comply with our financial covenants.  We could also pursue other means to raise liquidity to meet our obligations such as through the sale of vessels, however there can be no assurance that these or other measures will be successful.
The Company's efforts to secure additional liquidity included the entrance into a common stock purchase agreement, or the Equity Line of Credit, with SOI (a related party affiliate) and Mackenzie Financial Corporation in March 2019. The Equity Line of Credit provides for $20 million to be available on demand to the Company in exchange for common shares of the Company priced at 0.94 multiplied by the then-prevailing 30-day trailing volume weighted average price.  In April 2019, 3,240,418 common shares were issued under the Equity Line of Credit for approximately $2.78 per share and net proceeds of $9.0  million.
Additionally, as discussed above, we have agreed to the extension of waivers of certain financial covenants with which the Company was in breach, to extend such waivers up until January 31, 2020.  We also received a commitment from the lenders under the Initial Credit Facility, upon the satisfaction of certain conditions precedent, to a new $132.9 million term loan facility with a maturity of December 6, 2023 (which is further described in Note 12) to refinance the Initial Credit Facility, which had an outstanding balance of $132.9 million as of December 31, 2018.  Among these conditions precedent is the requirement to raise an additional $15.0 million of equity, which is uncommitted as of the date of this annual report.  Management's plans include raising additional equity via the capital markets in order to meet this condition.  As those plans have not been finalized, the satisfaction of this condition is not considered probable under the Standard. If we are unsuccessful in raising this additional equity, then we may have to ask our lenders under the Initial Credit Facility for further waivers prior to the expiration of the waiver period of January 31, 2020. As such contingency plans have not commenced, such actions also are not considered probable for purposes of the Standard.  Accordingly, under the Standard, neither the raising of $15.0 million of additional equity, nor management's contingency plans to negotiate further waivers beyond January 31, 2020, are considered probable and as a result substantial doubt is deemed to exist about the Company's ability to continue as a going concern within one year after the date of this annual report.
Cash Flow
Cash outflows from operating activities increased by $7.8 million from ($14.0) million for the year ended December 31, 2017 to ($21.8) million used in operating activities for the year ended December 31, 2018. The increase in cash outflows from operating activities is primarily due to increased overhauling of engine and dry docking costs, and changes in accounts payable and accrued liabilities. The operating cash flows earned in 2018 and 2017 have been based on assignments in both spot and term market.
Cash outflows from investing activities decreased to ($0.05) million for the year ended December 31, 2018 from ($0.8) million for the year ended December 31, 2017, due to increased investments on the vessels NAO Galaxy and NAO Prosper.
Cash outflow from financing activities decreased to ($1.0) million for the year ended December 31, 2018 from a cash inflow of $43.4 million for the year ended December 31, 2017. The change in cash flows from financing activities was mainly due to the offering of common shares for net proceeds of $48.3 million in March 2017, which was offset by $4.9 million of cash dividends paid.  The Company raised $4.9 million of net proceeds from the Private Placement during the year ended December 31, 2018, which was offset by repayments on our Initial Credit Facility of $4.1 million and $1.9 million of cash dividends paid.
C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
The offshore support vessel industry is cyclical and changes in oil price and exploration activity are causing volatility in the charter hire rates. The market is subject to seasonality with lower activity in the winter months. See "Item 4. Information on the Company—B. Business Overview—The International Offshore Market."
E. Off Balance Sheet Arrangements
We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations
Our contractual obligations as of December 31, 2018, consist of our obligations as a borrower under our Initial Credit Facility.
The following table sets out financial, commercial and other obligations outstanding as of December 31, 2018 (all figures in thousands of USD).
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Initial Credit Facility (1)	$132,905	-	$132,905	-	-
Interest Payments (2)	$18,907	$8,281	$10,626	$-	-
Commitment Fees (3)	$264	$120	$144	$-	-
Total	$152,076	$8,401	$143,675	$-	-

(1)	Refers to obligations to repay indebtedness outstanding as of December 31, 2018.
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2018.
(3)      Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2018. Estimate based on applicable commitment fee on undrawn amount as of December 31, 2018.

As of December 31, 2018, we had $8.4 million in cash on hand. Under the terms of the waiver that we have obtained, we are unable to draw further on the Initial Credit Facility.
G. Safe Harbor
See "Cautionary Statement Regarding Forward Looking Statements" at the beginning of this annual report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers as of the date of this annual report. Our Board of Directors currently consists of six directors and is elected annually on a staggered basis. Each director elected holds office for a three-year term or until his or her successor is duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. The term of our Class A directors will expire at our 2020 annual meeting of shareholders.   The term of our Class B directors will expire at the 2021 annual meeting of shareholders. The term of our Class C directors will expire at the 2019 annual meeting of shareholders.
Officers are appointed from time to time by our Board of Directors and hold office until a successor is appointed. The business address of each of our directors and executive officers listed below is Nordic American Offshore Ltd., LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.
Name	Age	Position
Emanuele Lauro	40	Chairman, Class A Director, Chief Executive Officer and Secretary
Robert Bugbee	58	Class C Director and President
Marianne Økland	56	Class B Director and Audit Committee Chair
Marianne Lie	57	Class C Director
Paul J. Hopkins	71	Class B Director and Audit Committee Member
David M. Workman	58	Class A Director
Cameron Mackey	50	Chief Operating Officer
Filippo Lauro	42	Vice President
Bjørn Giæver	52	Chief Financial Officer

Herbjørn Hansson resigned from the Board of Directors with effect from December 11, 2018.
Jim Kelly resigned from the Board of Directors with effect from December 31, 2018.
Biographical information concerning the directors and executive officers listed above is set forth below.

Emanuele A. Lauro, Chairman, Class A Director, Chief Executive Officer and Secretary
Mr. Emanuele A. Lauro has served as the Company's Chairman and Chief Executive Officer since December 2018. Mr. Lauro has also served as Chairman and Chief Executive Officer of Scorpio Tankers Inc. (NYSE: STNG), since its initial public offering in 2010, and of Scorpio Bulkers Inc. (NYSE: SALT), since its formation in 2013. He also served as director of the Standard Club from May 2013 to January 2019. Mr. Lauro joined the Scorpio group of companies, or Scorpio, in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro's leadership, Scorpio has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 230 vessels in 2018. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. Mr. Lauro has a degree in international business from the European Business School, London. Mr. Lauro is the brother of our Vice President, Mr. Filippo Lauro.

Robert Bugbee, Class C Director and President
Mr. Robert Bugbee has served as a Director and President of the Company since December 2018.  He has also served as a Director and President of Scorpio Tankers Inc. since its initial public offering in April 2010, and as President and Director of Scorpio Bulkers Inc. since July and April 2013, respectively. He has more than 34 years of experience in the shipping industry. He joined Scorpio in March 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company which was sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time, he took a two-year sabbatical beginning 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.

Cameron Mackey, Chief Operating Officer
Mr. Cameron Mackey has served as the Company's Chief Operating Officer since December 2018. He has also served as Chief Operating Officer of Scorpio Tankers Inc. since 2010, and as a Director since May 2013. Mr. Mackey also serves as Chief Operating Officer of Scorpio Bulkers Inc., a position he has held since July 2013. He joined Scorpio in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio, he was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.

Filippo Lauro, Vice President
Mr. Filippo Lauro has served as the Company's Vice President since December 2018. He has also served as Vice President of Scorpio Tankers Inc. since May 2015 of  Scorpio Bulkers Inc. since June 2016. Mr. Lauro joined Scorpio in 2010 and has continued to serve there in a senior management position. Prior to joining Scorpio, he was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development. Mr. Lauro is the brother of our Chairman and Chief Executive Officer, Mr. Emanuele Lauro.

Bjørn Giæver, Chief Financial Officer
Bjørn Giæver has served as our Chief Financial Officer since October 2017.  Mr. Giaever has more than 20 years of experience in the shipping industry, holding key roles in corporate finance and equity research. Mr. Giaever joined the Company from the well reputed firm of Fearnley Securities AS with main office in Oslo, Norway, an investment bank with special focus on the maritime sectors, where he served as a director and partner in the Corporate Finance division. Mr. Giæver has served as a corporate advisor in the John Fredriksen group in London, top rated Senior Shipping Analyst in DNB Markets and partner in Inge Steensland AS, specializing in gas related maritime matters.
Marianne Økland, Class B Director and Audit Committee Chair
Ms. Økland has served as our Class B Director and Audit Committee Chair since January 2019. In addition, she has served as a non-executive director and member of the Audit Committee of Scorpio Tankers Inc. since April 2013. Ms. Økland is also a non-executive director, and serves as the Audit Committee Chair, of IDFC Limited, and previously, she served as a non-executive director at IDFC Alternatives (India), NLB (Slovenia) and Islandsbanki (Iceland), and as a non-executive director and member of the Audit Committee of the National Bank of Greece. Between 1993 and 2008, she held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Ms. Økland has led many transactions for large Nordic banks and insurance companies, and worked on some of the most significant mergers and acquisitions in these sectors. Between 1988 and 1993, Ms. Økland headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. She holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.

Marianne Lie, Class C Director
Marianne Lie has served as our Class C Director since December 2013. From June 2016 until December 2018, Ms. Lie served as our Executive Vice Chairman.  Having broad international experience, she has been and still is a board member of several Norwegian companies mainly within the shipping, offshore business, energy and finance industries. She was until recently a member of the shareholders Committee of the Central Bank of Norway. She was in the Norwegian Shipowners Association from 1988 until 1998, after which she was managing director of the Norwegian branch of Vattenfall, a Swedish based energy group. Ms. Lie was also a board member of the Finnish energy group Fortum. She was managing director of the Norwegian Shipowners Association from 2002 to 2008. Ms. Lie has studied law and political science at the University of Oslo.
Paul J. Hopkins, Class B Director and Audit Committee Member
Paul J. Hopkins has been a Director of the Company since its inception and was a director of Nordic American Tankers Limited from June 2005 until December  2013. Until March 2008, Mr. Hopkins was also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 through 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. Previously, beginning in 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972 he worked with Shell Canada as part of its Offshore Exploration Group.
David M. Workman, Class A Director
David M. Workman has served as our Class A Director since December 2013. Mr. Workman was Chief Operating Officer and member of the Supervisory Board of Stork Technical Services, or STS, guided, as Chief Executive Officer, the sale of the RBG Offshore Services Group into the STS group in 2011. Mr. Workman has 30 years of broad experience in the offshore sector ranging from drilling operations/field development through production operations and project management. He has worked with a wide variety of exploration and production companies in the sector and has balanced this with exposure to the service sector, working with management companies. As part of his experience with these different companies, he has had extensive exposure to the North Sea market. Mr. Workman graduated from Imperial College London in 1983 with a Masters in Petroleum Engineering and spent his early years as a Drilling/Production Operations Engineer with BP. In 1987 he joined Hamilton Brothers Oil and Gas who were early adopters of floating production systems. In 1993 he joined Kerr McGee as an operations manager for the Tentech 850 designed Gryphon FPSO, the first permanently moored FPSO in the North Sea. In 1996, Mr. Workman established the service company Atlantic Floating Production, which went on to become the management contractor and duty holder on the John Fredriksen owned Northern Producer and on the Petroleum Geo-Services (PGS) owned Banff FPF. In 2003, Mr. Workman was instrumental in founding Tuscan Energy which went on to redevelop the abandoned Argyll Field in the UK Continental Shelf. In 2009, Mr. Workman was appointed as Chief Executive Officer of STS in 2011.
B. Compensation
There are currently no employment agreements between NAO and the CEO, CFO, COO, President and Vice President but each is currently paid a nominal $1 per day as remuneration.  Employment agreements for these executive officers are currently being discussed.  The expenses which they incur while performing their duties, such as travel expenses in connection with the business of NAO, are reimbursed
The employment agreements with our former Executive Chairman and former Executive Vice Chairman set forth aggregate compensation of approximately $502,000 per year. These agreements were terminated on December 11, 2018.
Our current non-executive directors receive annual compensation in the amount of $37,500 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the Board of Directors or any board committee.
We do not have a retirement benefit plan for our officers or directors.
C. Board Practices
Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his or her successor is duly elected and qualified. Our Class A Directors serve until the 2020 annual general meeting of shareholders. Our Class B Directors serve until the 2021 annual general meeting of shareholders. Our Class C Directors serve until the 2019 annual general meeting of shareholders.

During 2018 the sole member and Chairman of our Audit Committee was Mr. Hopkins. Since January 18, 2019, to improve corporate governance, Ms. Økland was elected to the Board of Directors as a non-executive Director and joined the Audit Committee as the new Chair. The Audit Committee provides assistance to the Board of Directors in fulfilling its responsibilities to shareholders, and the investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of financial reports of the Company. The Audit Committee, among other duties, recommends that the independent auditors to be selected to audit the financial statements of the Company, meets with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company, and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.
Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies. For more information, see "Item 16G. Corporate Governance."
There are no contracts between us and any of our directors providing for benefits upon termination of their employment.
D. Employees
As of December 31, 2018, we had seven employees filling the positions of Executive Chairman, President, Vice-President, CFO, COO, Vice President Chartering, and Chartering Manager.
E. Share Ownership
With respect to the total amount of common shares owned by all of our officers and directors, please see "Item 7.  Major Shareholders and Related Party Transactions—A. Major Shareholders."
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and officers, of which we are aware as of the date of this annual report.
Identity of Person	No. of Shares		Percent of Class(1)
Scorpio Offshore Holding Inc.	8,126,219	(2)	43.4%
Scorpio Offshore Investments Inc.	2,857,195	(2)	15.2%
Mackenzie Financial Corporation(4)	2,725,576		14.5%

Nordic American Tankers Limited	999,353	(3)	5.3%
High Seas AS(6) and Herbjørn Hansson directly	770,424	(5)	4.1%
Directors and executive officers as a group (excluding Mr. Emanuele Lauro)			*

(1)	Based on 18,740,671 common shares outstanding as of May 15, 2019 unless otherwise indicated.
(2)
Based on information contained in a Schedule 13D/A filed with the SEC on April 18, 2019, or the "Scorpio Schedule 13D. The Scorpio Schedule 13D reports that each of Ms. Annalisa Lolli-Ghetti and Mr. Emanuele Lauro may be deemed to be the ultimate beneficial owners of 58.6% and 43.4%, respectively, of our outstanding common shares, through certain intermediary holding companies, with shared voting power with respect to such shares, as set forth in the Scorpio Schedule 13D.

(3)	Based on information contained in a Schedule 13D/A that was filed with the SEC on December 21, 2018.
(4)	Includes common shares held by funds managed thereby
(5)	Based on information contained in a Schedule 13D/A that was filed with the SEC on December 21, 2018.
(6)      High Seas AS is a company controlled by our former Chairman, Herbjørn Hansson, for the benefit of his family.
* Less than 1% of our outstanding shares of common shares.

B. Related Party Transactions
Nordic American Tankers Limited and High Seas AS
In December 2013, NAO entered into a management agreement, or the Management Agreement, with Nordic American Tankers Ltd., or NAT, for the provision of administrative services as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors. For services under the Management Agreement, the Company paid $100,000 for 2018, $100,000 for 2017 and $100,000 for 2016 and all directly attributable costs related to the Company are reimbursed. For the years ended December 31, 2018, 2017 and 2016, an aggregate of $2.2 million, $2.3 million and $2.2 million, respectively, for such directly attributable costs and operational costs allocated to us from NAT were incurred which were included in General and Administrative Costs.

In March 2017, NAT purchased 800,000 common shares in our underwritten following-on offering of common shares. Other members of executive management at that time and advisors to the Company purchased an aggregate of 10,800 common shares in the follow-on offering.
On August 31, 2017, NAT paid a dividend, which included a cash dividend of $0.10 per share and a distribution of an aggregate of 402,474 common shares of NAO, which were owned by NAT.  Each of NAT's shareholders that held 250 or more of its common shares received one NAO common share per 244.0 NAT common shares, which we recognized at a cash value of $0.50 per share. Fractional shares were compensated by a cash dividend based on the closing price of NAO shares on the NYSE on July 20, 2017, which was $12.20. Each of NAT's shareholders that held 249 or fewer shares received an additional cash dividend of $0.50 per common share. Following this distribution and, NAT owned 16.1% of the outstanding common shares of NAO.
Our former Executive Chairman and High Seas AS, an entity related to our former Executive Chairman, acquired 150,000 shares and 598,101 shares during 2018 and 2017, respectively. From the shares purchased during 2017, 160,000 were acquired in the underwritten public follow-on offering completed during March 2017.  All shares owned by High Seas AS and our former Executive Chairman were acquired in the open market at the trading price, or in offerings at the same price as the other investors. High Seas AS does not hold any position in which it provides services to NAO.

Commercial and Technical Management – AHTS Vessels and crew boats
The Company's AHTS vessels and crew boats are commercially managed by SCM and technically managed by SSM pursuant to a Master Agreement, which may be terminated by either party upon 12 months' notice, unless terminated earlier in accordance with the provisions of the Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control of the AHTS vessels or crew boats, including a sale of all or substantially all of the AHTS vessels or crew boats, in which case a payment equal to 12 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.
SCM's services include securing employment, in the spot market and on time charters, for our AHTS vessels and crew boats.  We pay SCM a management fee equal to 1.25% of gross revenues per charter fixture.  SCM may subcontract these services to third parties pursuant to the Master Agreement.
SSM's services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. SSM may subcontract these services to third-parties. We pay SSM an annual fee of $156,000 per vessel for the AHTS vessels and an annual fee of $43,800 per vessel for the crew boats plus additional amounts for certain itemized services per vessel to provide technical management services for each of our AHTS vessels and crew boats.
Other Related Party Transactions
In April 2019, we acquired 13 vessels from SOHI, in exchange for 8,126,219 common shares of the Company at approximately $2.78 per share issued to SOHI, a related party affiliate that is a closely held company owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, and our Vice President, Filippo Lauro, are members. The aggregate consideration was approximately $22.6 million and we assumed the aggregate outstanding indebtedness of $9.0 million relating to two of the acquired vessels. In March 2019, we also entered into a common stock purchase agreement, which we refer to as the Equity Line of Credit, with SOI, a related party affiliate that is a closely held company which is also owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, is a member, and Mackenzie Financial Corporation.  The Equity Line of Credit provides for $20.0 million to be available to us on demand in exchange for our common shares priced at 0.94 multiplied by the then-prevailing 30-day trailing VWAP.  In April 2019, we issued 3,240,418 common shares under the Equity Line of Credit for approximately $2.78 per share and net proceeds to us of $9.0 million.
On December 12, 2018, we entered into a share purchase agreement with SOI, pursuant to which SOI invested $5.0 million in a private placement of our common shares at a price of $4.20 per share, which we refer to as the Private Placement.
For further information on our related party transactions, please see Note 3 to our consolidated financial statements included herein.

C. Interest of Experts and Counsel
Not applicable
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and other Financial Information
See "Item 18. Financial Statements."

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
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of our Board of Directors. The timing and amount of dividends, if any, depends on, among other things, our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Bermuda law affecting the payment of dividends and other factors.
Total dividends paid in the years ended December 31, 2018, 2017 and 2016 were $1.9 million, $4.9 million and $6.0 million, or $0.30, $0.80 and $2.80 per share, respectively. The Company declared a dividend of $0.1 per share in the first quarter of 2018 to shareholders of record as of May 25, 2018 which was paid to shareholders on June 8, 2018. The Company did not declare any other dividends in 2018.
B. Significant Changes
There have been no significant changes since the date of the consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Please see "—C. Markets" below.
B. Plan of Distribution
Not applicable.
C. Markets
Our common shares have traded on the NYSE since June 12, 2014, under the symbol "NAO."
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. q                 ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association

Objects and Powers
As stated in our Memorandum of Continuance, the objects of the Company are unrestricted and it has the capacity, rights, powers and privileges of a natural person. The Bye-laws do not impose any limitations on the ownership rights of our shareholders.
Authorized capitalization
Under our Memorandum of Continuance our authorized share capital consists of 35,000,000 common shares, par value $0.10 per share, of which 18,740,671 common shares are issued and outstanding and 19,015,123 are issued, as of the date of this annual report, and 50,000,000 preferred shares, par value $0.01 per share, of which none are issued and outstanding as of the date of this annual report. We have 274,452 treasury shares as of the date of this annual report.
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
Shareholders Rights Agreement
On December 21, 2018, our Board of Directors authorized and declared a dividend of one preferred share purchase right, or a Right, for each of the Company's common shares, par value $0.10 per share, and adopted a shareholder rights plan, as set forth in the Shareholders Rights Agreement, dated as of December 21, 2018, or the Rights Agreement, by and between the Company and Computershare Trust Company, N.A., as rights agent, or Computershare.  The dividend was payable on December 31, 2018 to the shareholders of record on such date.
The Board of Directors has adopted this Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics.  In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of the outstanding common shares of the Company without the approval of the Board of Directors.  The Rights Agreement should not interfere with any merger or other business combination approved by the Board of Directors.
A summary of the Rights Agreement is included below. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, a copy of which is filed as Exhibit 4.1 to the Company's report on Form 6-K, filed with the Commission on December 21, 2018 , as amended by Amendment No. 1 to the Rights Agreement, a copy of which is filed as Exhibit 4.1 to the Company's report on Form 6-K, filed with the Commission on February 15, 2019, each of which are incorporated herein by reference. The foregoing description of the Rights Agreement is qualified in its entirety by reference to such exhibits.
The Rights.  The Rights will initially trade with, and will be inseparable from, the Company's common shares.  The Rights are evidenced only by certificates that represent common shares.  New Rights will accompany any new common share of the Company issued after December 31, 2018 until the Distribution Date described below.

Exercise Price.  Each Right will allow its holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Share, or a Preferred Share, for $10.00, or the Exercise Price, once the Rights become exercisable.  Following the effectiveness of our one-for-ten reverse stock split on January 28, 2019, the Exercise Price was automatically increased to $100.00. This portion of a Preferred Share will give the shareholder approximately the same dividend and liquidation rights as would one common share.  Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.
Exercisability.  The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the outstanding common shares. Under the terms of the Rights Agreement, SOI and its affiliates will not become an Acquiring Person under any circumstances and Mackenzie Financial Corporation will not become an Acquiring Person for so long as it beneficially owns less than 20% of the Company's outstanding common shares.
For persons who, prior to the time of public announcement of the Rights Agreement, beneficially owned 15% or more of the Company's outstanding common shares, the Rights Agreement "grandfathers" their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.
Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended — are treated as beneficial ownership of the number of common shares equivalent to the economic exposure created by the derivative position, to the extent actual common shares of the Company are directly or indirectly held by counterparties to the derivatives contracts.  Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Plan are excepted from such imputed beneficial ownership.
The date when the Rights become exercisable is the "Distribution Date." Until that date, the common share certificates will also evidence the Rights, and any transfer of common shares will constitute a transfer of Rights.  After that date, the Rights will separate from the common shares and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common shares.  Any Rights held by an Acquiring Person are void and may not be exercised.
Consequences of a Person or Group Becoming an Acquiring Person.
•
Flip In.  If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for the Exercise Price, purchase the Company's common shares with a market value of $200.00, based on the market price of the common shares prior to such acquisition.

•
Flip Over.  If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for the Exercise Price, purchase shares of the acquiring corporation with a market value of $200.00, based on the market price of the acquiring corporation's stock prior to such transaction.

•
Notional Shares.  Shares held by affiliates and associates of an Acquiring Person, including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Preferred Share Provisions.
Each one one-thousandth of a Preferred Share, if issued:
•	will not be redeemable;
•
entitles holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in Common Shares or a subdivision of the outstanding Common Shares (by reclassification or otherwise), declared on Common Shares since the immediately preceding quarterly dividend payment date; and

•	entitles holders to one vote on all matters submitted to a vote of the shareholders of the Company.
The value of one one-thousandth interest in a Preferred Share should approximate the value of one common share.

Expiration.  The Rights expire on the earliest of (i) December 21, 2028; or (ii) the redemption or exchange of the Rights, as described below.
Redemption.  The Board of Directors may redeem the Rights for $0.10 per Right under certain circumstances.  If the Board of Directors redeems any Rights, it must redeem all of the Rights.  Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.10 per Right.  The redemption price will be adjusted if the Company has a stock split or stock dividends of its common shares.
Exchange.  After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common shares of the Company, the Board of Directors may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person.
Anti-Dilution Provisions.  The Board of Directors may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common shares.  No adjustments to the Exercise Price of less than 1% will be made.
Amendments.  The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).
Directors
Our directors are elected by a simple majority of the votes cast by shareholders entitled to vote.  There is no provision for cumulative voting.
The Bye-laws require our Board of Directors to consist of at least one member. Our Board of Directors currently consists of six members. The Bye-laws may be amended by a simple majority of the votes cast by shareholders entitled to vote.
Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal, or the earlier termination of his or her term of office.  Our Board of Directors has the authority to fix the amounts which shall be payable to the members of the Board of Directors for attendance at any meeting or for services rendered to us.
Shareholder meetings
Under the Bye-laws, annual general meetings of the shareholders will be held at a time and place selected by our Board of Directors and special general meetings may be called at any time by our Board of Directors, provided that at least five days' notice is given of a meeting (other than an adjourned meeting), as required by the Companies Act, unless shorter notice is agreed by all shareholders entitled to attend and vote at an annual general meeting or by those shareholders holding not less than 95% of the nominal value of the shares giving a right to attend and vote at a special general meeting. The meetings are held in or outside of Bermuda. Our Board of Directors may fix any date as the record date for the purpose of identifying the persons entitled to receive notices of any general meeting. Any such record date may be on or at any time before or after any date on which such notice is dispatched.   One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.
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
Limitations on liability and indemnification of officers and directors
The Companies Act authorizes companies to limit or eliminate the personal liability of directors and officers to companies and their shareholders for monetary damages for breaches of directors' fiduciary duties. The Bye-laws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.
The limitation of liability and indemnification provisions in the Bye-laws may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.  In addition, shareholders' investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.
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
Blank check preferred shares
Under the terms of the Bye-laws, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 50,000,000 blank check preferred shares.  Our Board of Directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management and might harm the market price of our common shares.  We have no current plans to issue any preferred shares.
Election and removal of directors
The Bye-laws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. The Bye-laws also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding common shares entitled to vote for those directors.  These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
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
Advance notice requirements for shareholder proposals and director nominations
The Bye-laws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual general meeting of the shareholders must provide timely notice of their proposal in writing to the corporate secretary.  Generally, to be timely, a shareholder's notice must be received at our registered office not less than 120 days nor more than 180 days prior to the one-year anniversary of the immediately preceding annual general meeting of shareholders. The Bye-laws also specify requirements as to the form and content of a shareholder's notice.  These provisions may impede shareholders' ability to bring matters before an annual general meeting of the Company or make nominations for directors at an annual general meeting of the shareholders.

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

•
at or following the transaction in which the person became an interested shareholder, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting shares that are not owned by the interested shareholder;

•	the shareholder was or became an interested shareholder prior to the closing of our IPO;

•
a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•
the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our amended and restated Bye-laws which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the Board of Directors; and (iii) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.  The proposed transactions referred to in the preceding sentence are limited to:

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
Dividend Reinvestment and Direct Stock Purchase Plan
We have a Dividend Reinvestment and Direct Stock Purchase Plan, or the Plan to allow existing shareholders to purchase additional common shares by reinvesting all or a portion of the dividends paid on their common stock and by making optional cash investments. As at December 31, 2018 and as of the date of this annual report, no new shares were issued pursuant to the Plan.
Listing
Our common shares are listed on the NYSE under the symbol "NAO."
Transfer Agent
The registrar and transfer agent for our common shares is Computershare Trust Company, N.A.
C. Material Contracts
Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. For a description of our credit facilities, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities." For a description of our Management Agreement with Nordic American Tankers Limited, and our Master Agreement with SCM and SSM, please see "Item 4. Information on the Company—Company Management."
Other than as set forth above, we have not entered into any material contracts outside the ordinary course of business during the past two years.
D. Exchange Controls
The Company has been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority.

The Company's common shares are currently listed on an appointed stock exchange. For so long as the Company's shares are listed on an appointed stock exchange the transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issuance of common shares to or by such persons may be effected without specific consent under the Bermuda Exchange Control Act of 1972 and regulations made thereunder. Issues and transfers of common shares between any person regarded as resident in Bermuda and any person regarded as non-resident for exchange control purposes require specific prior approval under the Bermuda Exchange Control Act of 1972 unless such common shares are listed on an appointed stock exchange.
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
As an "exempted company," the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda except for land required for its business by way of lease for a term not exceeding 50 years or otherwise, with the express authorization of the Minister of Economic Development of Bermuda; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Economic Development of Bermuda, land by way of lease for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its officers and employees; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted company, exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad"; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Economic Development of Bermuda.
The Bermuda government actively encourages foreign investment in "exempted" entities like the Company that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, the Company is subject neither to taxes on its income or dividends nor to any exchange controls in Bermuda other than outlined above. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by the Company, as required, without limitation.  For more information, please see "Item 10. Additional Information—E. Taxation—Bermuda Tax Considerations."
E. Taxation
In the opinion of MJM Limited, our Bermuda counsel, the following are the material Bermuda tax consequences of the ownership of common shares.
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
The United States does not have a comprehensive income tax treaty with Bermuda. However, Bermuda has legislation in place (U.S.A. – Bermuda Tax Convention Act 1986) which authorizes the enforcement of certain obligations of Bermuda pursuant to the Convention Between The Government Of The United Kingdom of Great Britain And Northern Ireland (On Behalf Of The Government Of Bermuda) And The Government Of The United States Of America Relating To The Taxation Of Insurance Enterprises And Mutual Assistance In Tax Matters entered into on 11 July 1986 (the "Convention"). Article 5 of the Convention states that the U.S.A. and Bermuda "shall provide assistance as appropriate in carrying out the laws of the respective covered jurisdictions (Bermuda and U.S.A.) relating to the prevention of tax fraud and the evasion of taxes. In addition, the competent authorities shall, through consultations, develop appropriate conditions, methods, and techniques for providing, and shall thereafter provide, assistance as appropriate in carrying out the fiscal laws of the respective covered jurisdictions other than those relating to tax fraud and the evasion of taxes.

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
U.S. Federal Income Taxation of the Company
We are not currently subject to any U.S. federal income tax on our income.  However, in the future we may directly or through a subsidiary conduct activity which would give rise to U.S.-source income.  Depending on the nature of those activities, we may be subject to U.S. federal income tax on all or a portion of the income from such activities.
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

Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF Election, which U.S. Holder is referred to as an "Electing Holder", the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the Company's ordinary earnings and net capital gains, if any, for the Company's taxable year during which it is a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder from the Company. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect amounts included in the Electing Holder's income.  Distributions received by an Electing Holder that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that the Company incurs with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common stock. A U.S. Holder would make a timely QEF Election for our common shares by filing IRS Form 8621 with such holder's U.S. federal income tax return for the first year in which such holder held such shares when the Company was a PFIC. If the Company determines that it is a PFIC for any taxable year, it will provide each U.S. Holder with all necessary information in order to make the QEF Election described above.
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
Income or Gains Effectively Connected with a U.S. Trade or Business
If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends on the common shares and gains from the sale, exchange or other disposition of the shares, that is effectively connected with the conduct of that trade or business (and, if required by an applicable U.S. income tax treaty, is attributable to a U.S. permanent establishment), will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders.  In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.
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
(2)	is notified by the IRS that it has failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or
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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits are available from http://www.sec.gov. Our filings are also available on our website at www.nao.bm. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this annual report.
Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:
Nordic American Offshore Ltd.
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda
Tel:  +1 441 298 3535
Fax:  +1 441 298 3451

I. Subsidiary Information
Not applicable.
ITEM 11.                                     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company is exposed to market risks from changes in interest rates related to the variable rate of the Company's borrowings under our debt agreements, and to foreign currency risks related to the exchange rate between the USD and NOK and GBP, in respect of revenues generated and costs incurred in NOK and GBP.
Amounts borrowed under the Initial Credit Facility and the DVB Credit Facility bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.
A 100 basis points increase in LIBOR would have resulted in an increase of approximately $1.38 million in our interest expense for the year ended December 31, 2018.

A 10% increase in the exchange rate between USD and NOK would have resulted in a decrease of $2.3 million in our operating result for the year ended December 31, 2018.
A 10% increase in the exchange rate between USD and GBP would have resulted in a decrease of $0.4 million in our operating result for the year ended December 31, 2018.
ITEM 12.                                  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.      CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures.
Our Principal Executive Officer and our Principal Financial and Accounting Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2018, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial and Accounting Officer to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time period specified by the SEC's rules and forms.
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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its 2013 Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2018, our internal control over financial reporting was effective.

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
ITEM 16.      RESERVED
ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors has determined that Ms. Marianne Økland, who serves as Chair of the Audit Committee, qualifies as an "audit committee financial expert" under SEC rules. Ms. Økland is "independent" as determined in accordance with the rules of the New York Stock Exchange, or NYSE.
ITEM 16B.     CODE OF ETHICS
The Company has adopted a code of ethics that applies to all of the Company's employees, including our Principal Executive Officer and Principal Financial and Accounting Officer.  The code of ethics may be downloaded at our website (www.nao.bm).  Additionally, any person, upon request, may ask for a hard copy or an electronic file of the code of ethics.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2018, no such amendment was made or waiver granted.
ITEM 16C.     PRINCIPAL ACCOUNTING FEES AND SERVICES
A. Audit Fees
Our Board of Directors has established preapproval policies and procedures for the engagement of the Company's independent public accounting firms for all audit and non-audit services. The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, KPMG AS, for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.
FISCAL YEAR ENDED DECEMBER 31, 2018	$488,273
FISCAL YEAR ENDED DECEMBER 31, 2017	$922,867

B. Audit-Related Fees
During the fiscal year ended December 31, 2018 our principal accountant, KPMG AS, provided financial due diligence services in connection with a contemplated transaction.  The fees for such services were $53,696.  No audit related fees were incurred for the fiscal year ended December 31, 2017.
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
No shares were purchased during the financial year ended December 31, 2018.
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
There are four significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year.  While Bermuda law and our Bye-laws do not require executive sessions, we do expect our independent directors to meet in executive session at least annually. The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee.  While Bermuda law and our Bye-laws do not require a nominating or corporate governance committee, we do expect to form such a committee of the Board of Directors within 2019. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted under Bermuda law, our audit committee consists of two independent members of our Board of Directors.  We expect our audit committee to expand to three members within 2019.  The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines.
ITEM 16H.     MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17.      FINANCIAL STATEMENTS
See "Item 18. Financial Statements."
ITEM 18.      FINANCIAL STATEMENTS
The financial statements beginning on page F-1 through F-21 together with the respective reports of the Independent Registered Public Accounting firms therefore, are filed as a part of this annual report.

ITEM 19.    EXHIBITS
1.1	Memorandum of Continuance of the Company(1)
1.2	Bye-laws of the Company(2)
1.3	Certificate of Deposit of Memorandum of Increase of Share Capital dated January 3, 2019
2.1	Form of Common Share Certificate(3)
2.2	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Shares(4)
2.3	Description of Common Shares, including related Preferred Stock Purchase Rights
4.1
$60.0 million revolving credit facility by and among the Company, DNB Bank ASA, as arranger, security agent and agent, lender and swap bank, and Skandinaviska Enskilda Banken AB (publ), as arranger, lender and swap bank, dated December 19, 2013(5)

4.2	Shareholders Rights Agreement by and between the Company and Computershare Trust Company, N.A. as Rights Agent, dated December 21, 2018(4)
4.3	Amendment No. 1 to the Shareholders Rights Agreement by and between the Company and Computershare Trust Company, N.A. as Rights Agent, dated February 15, 2019(6)
4.4	Share Purchase Agreement by and between the Company and Scorpio Offshore Investments Inc., dated December 7, 2018(7)
4.5
Exclusivity and Standstill Agreement by and among the Company, Scorpio Offshore Investments Inc. and certain shareholders of the Company identified on the signature pages thereto, dated December 7, 2018(7)

4.6	Common Stock Purchase Agreement by and among the Company, Scorpio Offshore Investments Inc. and Mackenzie Financial Corporation, dated March 29, 2019
4.7	Form of Common Stock Purchase Agreement (Crew Boats)
4.8	Form of Common Stock Purchase Agreement (AHTS vessels)
4.9	Master Agreement between the Company, SSM and SCM dated April 10, 2019
4.10
Supplemental Agreement to the Facility Agreement dated September 26, 2017 by and among Scorpio Baron Shipping Company Limited, Scorpio Brilliance Shipping Company Limited, Scorpio Offshore Holding Inc., AHTS Holdco Limited and DVB Bank SE Nordic Branch

4.11
Amendment Agreement, dated March 29, 2019, relating to the revolving credit facility by and among the Company, as borrower, and DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ), as mandated lead arrangers

8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer
12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

(1)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 28, 2016.
(2)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 14, 2016.
(3)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 29, 2019.
(4)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 21, 2018.
(5)	Incorporated by reference to the Company's Registration Statement on Form F-1 filed with the SEC on March 17, 2014 (File No. 333-194612).
(6)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 15, 2019.
(7)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 18, 2018.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
NORDIC AMERICAN OFFSHORE LTD.
May 15, 2019

/s/ Emanuele Lauro
Name: Emanuele Lauro
Title: Chairman and Chief Executive Officer

NORDIC AMERICAN OFFSHORE LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Nordic American Offshore Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Nordic American Offshore Ltd. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the three‑year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, the Company has suffered recurring losses from operations and is required to raise additional capital in order to refinance its Initial Credit Facility which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 5. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
/s/ KPMG AS

We have served as the Company’s auditor since 2014.
Oslo, Norway
May 15, 2019

Nordic American Offshore LTD
Consolidated Statements of Operations and Comprehensive (Loss) Income
  for the Years Ended December 31, 2018, 2017 and 2016

All figures in USD ‘000, except share and per share amount	Years ended December 31,
	2018	2017	2016
Charter Revenues	20,654	17,895	17,697
Charter Costs	(2,215)	(1,815)	(1,448)
Vessel Operating Costs	(25,173)	(20,454)	(24,137)
General and Administrative Costs	(4,757)	(4,222)	(4,503)
Depreciation Costs	(17,298)	(17,472)	(16,152)
Impairment Loss on Vessels	(160,080)	-	-
Net Operating Loss	(188,869)	(26,068)	(28,543)
Interest Income	207	298	10
Interest Costs	(8,031)	(4,880)	(3,467)
Other Financial Costs	(601)	327	(151)
Total Financial Costs	(8,425)	(4,255)	(3,608)
Loss before income taxes	(197,294)	(30,323)	(32,151)
Income Tax Benefit	-	997	-
Net Loss and Comprehensive Loss	(197,294)	(29,326)	(32,151)

Basic and Diluted Loss per Share	(31.50)	(5.33)	(15.35)

Basic and Diluted Average Number of Common Shares Outstanding	6,263,094	5,499,561	2,093,926
Cash dividends declared per common share	0.30	0.80	2.80

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD
Consolidated Balance Sheets as of December 31, 2018 and 2017
All figures in USD ‘000, except share and per share amount

	As of December 31,
	2018	2017
ASSETS
Current Assets
Cash and Cash Equivalents	8,446	31,506
Accounts Receivable, net	2,602	2,096
Prepaid Expenses	755	1,274
Inventory	1,181	1,510
Other Current Assets	1,176	690
Total Current Assets	14,160	37,076

Non-Current Assets
Vessels, net	176,914	350,635
Total Non-Current Assets	176,914	350,635
Total Assets	191,074	387,711

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	842	317
Accounts Payable, related party	492	728
Other Current Liabilities	3,147	1,764
Total Current Liabilities	4,481	2,809

Long-Term Debt	132,457	136,552
Other Non-Current Liabilities	71	77
Total Non-Current Liabilities	132,528	136,629
Commitments and Contingencies

Shareholders’ Equity
Preferred shares, par value $0.01 per Share, 50,000,000 and 50,000,000 shares authorized, none issued at December 31, 2018 and December 31, 2017 respectively.	-	-
Common shares, par value $0.10 per Share; 35,000,000 and 20,000,000 shares authorized, 7,648,611 shares issued, 7,374,159 outstanding and 274,452 treasury shares at December 31, 2018 and 6,473,136 shares issued, 6,198,684 outstanding and 274,452 treasury shares at December 31, 2017	764	647
Additional Paid-In Capital	322,914	319,947
Accumulated Deficit	(269,614)	(72,321)
Total Shareholders’ Equity	54,064	248,273
Total Liabilities and Shareholders’ Equity	191,074	387,711

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore Ltd
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2018, 2017 and  2016

All figures in USD ‘000, except number of shares	Number of shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Equity
Balance at January 1, 2016	2,256,053	234	291,467	(10,844)	280,857
Repurchase of shares	(187,368)	-	(8,513)	-	(8,513)
Dividend distributed	-	-	(5,997)	-	(5,997)
Net Loss	-	-	-	(32,151)	(32,151)
Balance at December 31, 2016	2,068,684	234	276,957	(42,995)	234,196
Common Shares Issued, net of $0.9 million issuance cost	4,130,000	413	47,923	-	48,336
Dividends distributed	-	-	(4,933)	-	(4,933)
Net Loss	-	-	-	(29,326)	(29,326)
Balance at December 31, 2017	6,198,684	647	319,947	(72,321)	248,273
Common Shares Issued, private placement, net of $0.1 million of issuance costs	1,175,475	117	4,827	-	4,941
Dividends distributed	-	-	(1,860)	-	(1,860)
Net Loss	-	-	-	(197,294)	(197,294)
Balance at December 31, 2018	7,374,159	764	322,914	(269,614)	54,064

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD
Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016

All figures in USD ‘000	Year ended December 31,
	2018	2017	2016
Cash Flows from Operating Activities
Net Loss	(197,294)	(29,326)	(32,151)
Reconciliation of Net Loss to Net Cash Used In Operating Activities
Depreciation Costs	17,298	17,480	16,053
Amortization of Deferred Financing Costs	359	359	359
Overhaul of Engine Costs and Dry-dock	(3,610)	(341)	(151)
Impairment loss on Vessels	160,080	-	-
Foreign currency loss	198	(12)	31
Changes in Operating Assets and Liabilities
Accounts Receivable	(506)	(606)	2,485
Inventory	329	(270)	(446)
Prepaid and Other Current Assets	(326)	262	2,603
Accounts Payable, Accrued Liabilities	1,902	(1,725)	(5,031)
Accounts Payable, Related Party	(237)	147	(15)
Net Cash Used In Operating Activities	(21,807)	(14,032)	(16,262)
Cash Flows from Investing Activities
Investment in Vessels	(46)	(830)	(61,583)

Net Cash Used in Investing Activities	(46)	(830)	(61,583)
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	4,945	48,336	-
Repayment of credit facility	(4,095)	-
Proceeds from Use of Credit Facility	-	-	90,000
Repurchase of Treasury Stock	-	-	(8,513)
Cash Dividends Paid to Shareholders	(1,860)	(4,933)	(5,997)
Net Cash (Used in) / Provided by Financing Activities	(1,010)	43,403	75,490
Net (Decrease)/Increase in Cash and Cash Equivalents	(22,863)	28,541	(2,355)

Cash and Cash Equivalents at Beginning of Period	31,506	2,953	5,339
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(198)	12	(31)
Cash and Cash Equivalents at the End of Period	8,446	31,506	2,953

Cash Paid for Interest, Net of Amounts Capitalized	7,090	4,417	2,803
Cash Paid for Tax	-	-	214

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN OFFSHORE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in USD ‘000 except where noted)

1.	NATURE OF BUSINESS

Nordic American Offshore Ltd. was formed on October 17, 2013 under the laws of the Republic of the Marshall Islands. Our operating fleet as of December 31, 2018 consisted of ten platform supply vessels, or “PSVs”.   We maintain our principal offices at the LOM Building, 27 Reid Street, Hamilton HM 11 Bermuda.
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
On December 12, 2018, the Company announced that it had entered into a share purchase agreement with Scorpio Offshore Investments Inc, or SOI, pursuant to which SOI invested $5,000,000 in a private placement of the Company’s common shares at a price of $4.20 per share, or the Private Placement.  As part of the Private Placement, Mr. Emanuele Lauro was appointed Chairman and Chief Executive Officer of the Company. In addition, Mr. Robert Bugbee was appointed to the Company’s Board of Directors and to the office of President, Mr. Cameron Mackey was appointed Chief Operating Officer, and Mr. Filippo Lauro was appointed Vice President. Concurrent with the Private Placement Mr. Herbjørn Hansson resigned from the Board of Directors.
Reverse stock split

On January 28, 2019, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was adjusted from $0.01 per share to $0.10 per share as a result of the reverse stock split.
The Company’s Fleet

As of December 31, 2018, the Company owned and operated Platform Supply Vessels (“PSV”) in the North Sea.  This fleet consisted of:

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
Basis of Accounting: These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation: Entities in which NAO has controlling financial interest are consolidated. Subsidiaries are consolidated from the date on which control is obtained. The subsidiaries’ accounting policies are in conformity with U.S. GAAP. All intercompany balances and transactions have been eliminated upon consolidation.

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

Foreign Currency Translation: The functional currency of NAO is the United States (“U.S.”) dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transactions. For the year ended December 31, 2018, a total exchange loss of $0.6 million is included in Other Financial (Costs) Income.  For the years ended December 31, 2017 and December 31, 2016 total exchange gains of $0.3 million and a loss of $0.2 million, respectively, are included in Other Financial (Costs) Income.

Revenue Recognition: Revenues are generated from time charter contracts for which we provide a vessel and crew on a rate per day basis in the spot market and the term market.  Revenues from time charter contracts are accounted for as fixed rate operating leases and are recognized daily over the term of the charter. Revenue from time charter agreements with contingent revenue associated is recognized when the contingency related to it is resolved. Services provided under respective charter contracts represent a single performance obligation satisfied over time and revenues are recognized over the term of the contract.

For the year ended December 31, 2018, the Company has entered into two longer term time charter contracts for two of its vessels with commitments through 2020. Expected time charter revenues for these contracts is $7.2 million in 2019 and $3.7 million in 2020.  The aggregate cost of these vessels was $82.7 million and the aggregate accumulated depreciation (including impairment charges) and carrying value as of December 31, 2018 was $47.9 million and $34.8 million, respectively. There are no long-term time charter contracts that extend beyond 2020. As of December 31, 2017 and 2016, there were no longer term time charter contracts.

Vessel Operating Costs: Vessel operating costs include crewing, repair and maintenance, insurance, stores, lubricants, management fee, communication costs, and tonnage tax. These costs are recognized as incurred.

Cash and Cash equivalents: Cash Equivalents consist of highly liquid investments such as time deposits with an original maturity at acquisition of three months or less.
Accounts Receivable: Accounts Receivables are presented net of allowance for doubtful balances. If balances are determined uncollectable, after all means of collections have been exhausted and the potential for recovery is considered to be remote, they are charged against the allowance for doubtful balances. As of December 31, 2018 and 2017, the Company has not made any allowance for doubtful balances.

Inventories: Inventories, which comprise bunker fuel and lubrication oil, are stated at the lower of cost or net realizable value, which is determined on a first-in, first-out (“FIFO”) basis. Bunker fuel onboard at the time of delivery to a charterer is purchased by the charterer and re-purchased by the Company at the time of re-delivery.

Vessels, net: Vessels and equipment are stated at historical costs, less accumulated depreciation which is provided by the straight-line method over their estimated useful life of 25 years. Interest is capitalized in connection with the construction of vessels. The capitalized interest is included as part of the asset to which it relates and depreciated over the asset’s estimated useful life.

Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessel. Repairs and maintenance are expensed as incurred. The vessels’ estimated residual values and useful life are reviewed when there has been a change in circumstances that indicate the original estimate may no longer be appropriate. Residual values are estimated at $1.5 million for each vessel in the fleet at December 31, 2018 and 2017.

Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating costs, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating undiscounted cash flows are determined by considering an estimated daily charter rate for the remaining operating days. The Company estimates the daily charter rate for the remaining operating days based on the historical average for similar vessels and utilizing available market data for current charter rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating costs (including planned drydocking and engine overhaul expenditures). If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (based on broker estimates). We recorded a $160.1 million impairment charge during the year ended December 31, 2018 as a result of a deterioration in market conditions and for the value of our vessels.  This entry is described in Note 4 below.

Drydocking and engine overhaul: The Company’s vessels are required to be drydocked approximately every 30 - 60 months (depending on vessel age), and to have engines overhauled after 10,000 – 11,000 running hours. The Company will capitalize a substantial portion of the costs incurred during drydocking and overhaul, and amortize those costs on a straight line basis from the completion of a drydocking, intermediate survey or overhaul to the estimated completion of the next drydocking or overhaul. Consistent with prior periods, drydocking costs include a variety of costs incurred while vessels are placed within drydock, including expenses related to the dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. The Company includes in capitalized drydocking those costs incurred as part of the drydock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during drydocking, and for annual class survey costs. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense. For the PSVs acquired an estimate of $500,000 and $250,000 for drydock cost and overhaul costs respectively has been allocated from the purchase price. Drydocking is depreciated over five years, and engine overhauls are depreciated based on the number of running hours within the reporting period according to the built-in overhaul method.
Geographical segments: The Company has not presented segment information as it considers it operates as one reportable segment, the offshore support vessel market, where the majority of our vessels operated in the North Sea during the years ended December 31, 2018, 2017 and 2016. The Company had one vessel operating in West Africa during 2018, on a three-month term contract.

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments.
Termination Fee: In 2015 the Company received $3.9 million related to a termination of a charter contract for one of its vessels. The termination fee received was subject to future conditions, and was deferred and recognized in future periods when these conditions have been met. $0.4 million and $1.2 million of the termination fee were recognized as charter revenue for the years ended December 31, 2018 and December 31, 2017, respectively. There were no Deferred termination fees as of December 31, 2018. As of December 31, 2017, $0.4 million and $0 were recorded as Accrued Liabilities and Other Non-Current Liabilities.

Income Taxes: The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes. The statutory applicable rate to consolidated corporate earnings is 0%.
On March 10, 2014 the Company’s vessels were accepted into the UK Tonnage Tax regime. The Company no longer qualifies for inclusion in the UK Tonnage Tax regime and made an exit as of February 2017, and subsequent to this the Company was subject to the regular tax regime in the UK. No deferred tax asset in respect of losses incurred was recognized at the end of 2017 as the UK operations ceased and so the losses cannot be utilized to offset future UK or other taxable income. On April 1, 2018 eight vessels operated by NAO UK and related bareboat charter agreements were transferred to NAO Norway AS that was established on January 26, 2018 to provide commercial services. On September 28, 2018 the Company NAO UK was placed into members’ voluntary liquidation and on March 19, 2019 the final pre-liquidation tax returns were submitted. The liquidation of NAO UK will be concluded in May 2019.

NAO Norway AS is subject to income tax in Norway for the year ended December 31, 2018 at a rate of 23% of its taxable result. NAO Norway AS recorded a taxable loss of $15.3 million and the income tax expense was $0 for the year ended December 31, 2018. The Company recorded a deferred tax asset of $3.5 million from its net operating loss in Norway and a corresponding full valuation allowance of $3.5 million for the year ended December 31, 2018.  A full valuation allowance has been recognized due to the uncertainty related to the utilization of any carry forward tax losses. The Norwegian net operating losses may be carried forward for an indefinite period according to Norwegian tax law. There are no other permanent or temporary differences in NAO Norway AS for the year ended December 31, 2018.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company’s cash is primarily held in major banks and financial institutions in Norway and the United Kingdom and typically insured up to a set amount. Accordingly, the Company believes the risk of any potential loss on deposits held in these institutions is minimal. Concentrations of credit risk relative to accounts receivable are limited to the Company’s client base in the energy industry that may be affected by changes in economic or other external conditions. The Company does not require collateral for its accounts receivable. The fair value of the financial instruments approximates the net book value.

For the year ended December 31, 2018, two charterers accounted for 25% of the total revenues, with 13% and 12% respectively.

For the year ended December 31, 2017, three charterers accounted for 44% of the total revenues with 21%, 13%, and 10%, respectively.

For the year ended December 31, 2016, three charterers accounted for 36% of the total revenues, with 14%, 11%, and 11%, respectively.

For the year ended December 31, 2018, three charterers accounted for 76% of the outstanding accounts receivable, with 32%, 30%, and 14% respectively.

For the year ended December 31, 2017, three charterers accounted for 66% of the outstanding accounts receivable, with 28%, 19%, and 19%, respectively.

Recent Accounting Pronouncements:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. Further, the FASB issued ASU 2018-11, Leases (Topic 842) in July 2018 related to the optional transition method for implementing ASC 842. The Company will apply the practical expedient to not separate nonlease components from the associated lease component and instead to account for those components as a single component if the nonlease component otherwise would be accounted for under the new revenue guidance (ASC 606); and both of the following are met: (1) the timing and patterns of transfer of the nonlease component and associated lease are the same; and (2) the lease component, if accounted for separately, would be classified as  an operating lease. We will adopt ASC 842 using the modified retrospective transition approach.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit losses (ASC 326), which amends the guidance on the impairment of financial instruments. The standard adds an impairment model known as the current expected credit loss (“CECL”) model that is based on expected losses rather than incurred losses. Under the new guidance, an entity is required to recognize as an allowance its estimate of expected credit losses, which the FASB believes will result in more timely recognition of such losses. Unlike the incurred loss models under existing standards, the CECL model does not specify a threshold for the recognition of an impairment allowance. Rather, an entity will recognize its estimate of expected credit losses for financial assets as of the end of the reporting period. Credit impairment will be recognized as an allowance or contra-asset rather than as a direct write-down of the amortized cost basis of a financial asset. However, the carrying amount of a financial asset that is deemed uncollectible will be written off in a manner consistent with existing standards. The standard will be effective for the first reporting period within annual periods beginning after December 15, 2019 and early adoption is permitted. We are in the process of evaluating financial assets on our balance sheet for potential credit losses under the CECL model.

Accounting standards implemented in 2018:
Effective January 1, 2018, the Company adopted Revenue from Contracts with Customers (ASC 606), which superseded nearly all existing revenue recognition guidance under U.S. GAAP, applying the modified retrospective method. It was determined that there was no cumulative effect of applying the new standard and therefore no adjustment to the opening accumulated losses balance was recorded.  The Company’s revenues are based on leases or rental agreements with customers which is not addressed in the new standard.  As a result, the adoption of the new accounting standard did not have material effect on the Company’s consolidated balance sheet, results of operations or cash flows.

3.	RELATED PARTY TRANSACTIONS

Nordic American Tankers Limited:

Nordic American Tankers (“NAT”) participated in the offering in March 2017 by buying 800,000 shares of NAO. NAT announced that its shareholders are expected to receive NAO shares as a part dividend payment from NAT during August 2017. As of December 31, 2018 and 2017, NAT holds 13.55% and 16.12% of the outstanding NAO shares, respectively. NAT has no other direct business transactions with NAO, other than described below.

In December 2013, NAO entered into a management agreement with Scandic American Shipping Ltd, or “Scandic”, a wholly owned subsidiary of NAT, for the provision of administrative services in accordance with its objectives and policies as established and directed by its Board of Directors.

For services under the management agreement, the Company paid $100,000 for 2018, $100,000 for 2017, and $100,000 for 2016 and all directly attributable costs related to the Company are reimbursed. For the years ended December 31, 2018, 2017 and 2016, an aggregate of $2.2 million, $2.3 million and $2.2 million, respectively, for such directly attributable costs were incurred which were included in General and Administrative Costs.

On May 1, 2019, the Company tendered notice to NAT that it shall terminate the management agreement with NAT upon the expiration of 180 days from the date of such notice, or October 28, 2019.

Our former Executive Chairman and High Seas AS, an entity related to our former Executive Chairman, acquired 150,000 shares and 598,101 shares during 2018 and 2017, respectively. From the shares purchased during 2017, 160,000 were acquired in the underwritten public follow-on offering completed during March 2017.  All shares owned by High Seas AS and our former Executive Chairman were acquired in the open market at the trading price, or in offerings at the same price as the other investors. High Seas AS does not hold any position in which it provides services to NAO.

4.	VESSELS, NET

Vessels, Net consist of the carrying value of 10 vessels for the year ended December 31, 2018 and December 31, 2017, respectively. Vessels, Net includes drydocking, engine overhaul costs and capitalized interest from the period of the vessel being constructed.

Depreciation is calculated based on cost less estimated residual value of $1.5 million per vessel over the estimated useful life of the vessel using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard.

All Figures in USD ‘000	2018	2017
Vessels	404,324	404,377
Drydocking	4,379	2,179
Engine Overhaul	5,246	3,737
Total	413,949	410,293
Less Accumulated Depreciation	76,956	59,658
Less impairment of vessels	160,079	-
Vessels, Net	176,914	350,635

Impairment Loss on Vessels

As of December 31, 2018, our operating fleet consisted of ten PSVs.  Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the carrying amount of the vessel, the vessel is deemed impaired. Impairment charges may be limited to each individual vessel. We evaluated the carrying amount of our fleet at December 31, 2018 (consisting of ten PSVs) and we recorded an impairment charge of $160.1 million on these vessels for the year ended December 31, 2018.  An impairment charge was not recorded for the years ended December 31, 2017 or 2016. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the vessel. The average of three broker estimates is used as a reflection of the fair market value of the vessels. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.
In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about its vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating costs, capital expenditures, residual value and the estimated remaining useful life of each vessel.
The assumptions used to develop estimates of future undiscounted cash flows for our impairment analysis are based on historical trends as well as future expectations. The estimated undiscounted cash flows are determined by estimating daily charter and utilization rates for the remaining operating days. The Company estimates daily charter and utilization rates for the remaining operating days considering the historical company-specific performance, average for similar vessels and utilizing available market data to estimate charter and utilization rates over the remaining estimated useful life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard for PSVs, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating costs (including planned drydocking and engine overhaul expenditures). Future estimated charter rates in other currencies than USD are converted to USD based on an historical average conversion rate. For purposes of estimating future operating costs as part of our impairment test at December 31, 2018, we have applied a weighted company-specific average from the preceding three financial years and applied an annual growth factor of 2.0%.
When forecasting the daily charter rates for the remaining useful life of the vessels, we have applied an internally developed model in combination with external data. For the first and second year of our analysis we have applied the lowest of our weighted company-specific achieved average rates and the rates provided by a third party for the preceding three year period. For year three of our analysis we have applied a one year ramp up period where rates are based on 75% of the 15-year historical average rates provided by a third party, while applying a utilization rate of 75%. The ramp up period is applied to reflect a potentially slower return to historical activity levels. For the rates and utilization thereafter we use the 15-year historical average as provided by a third party.

For the 15-year historical average charter rate in GBP, provided by a third party, we have applied a 10-year average conversion rate between USD and GBP. The average conversion rate applied represents the historical exchange rate between USD and GBP, which we consider to be a representative approach for this currency swap also for the future periods.
Cost associated with vessels in lay-up have been included in the estimation for the relevant vessels and for the expected time of lay-up. No revenue is generated during lay-up.
When we calculate the expected undiscounted net cash flows for the vessels, we deduct operating expenses and expected cost of dry-docking and other expected capital expenditures from the operating revenues before adding an estimated scrap value of the vessel at the end of its useful life. The operating expenses applied are based on the forecasted operating cost for the vessels, which is adjusted in subsequent periods for expected growth. We have applied a compounded growth factor to the operating expenses. Estimated cash outflows for dry-docking are based on historical and forecasted expenditure. Vessel utilization is based on historical average levels achieved. The scrap value applied to our PSVs for purposes of the impairment testing at December 31, 2018 is assessed to be $1.5 million per vessel.
We have applied a probability-weighted approach (as per ASC 360-10-35-30) to reflect the possibility of different ranges and outcomes in our estimated cash flows. We recognize that there is more uncertainty related to assumption for cash flows that are several years ahead for long-lived assets like our vessels with a significant number of years left of remaining useful life and we have experienced a slower market recovery than expected in prior years. As such, we have prepared a probability based approach taking into account possible lower than expected outcomes for the main inputs to the model. The different outcomes are mainly applied to the long-term assumption in the model rather than the initial three-year period in our model.
We have applied probabilities to the following main inputs:
•	Rates
•	Utilization
•	Foreign currency conversion
Rates and utilization in the offshore industry are closely related. As demand for ships increases and supply decreases, the rates tend to be driven up. The oil sector has in recent years and especially after the financial crisis, become more coordinated and efficient as a result of lower prices per barrel and a strive for lower break even costs. In addition, there are many laid-up vessels and owners eager to get them back in operation, which in turn indicate that it will take time to get the rates and the utilization of the fleet up to historical levels. Based on this we have weighted our base case scenario that includes the assumptions discussed above with 70%, and a lower than expected scenario that includes the assumptions discussed below with 30%. We have considered the 12-year historical dayrates for PSVs, noting that rates in four out of these twelve years have been in the lower range and taken this into account when weighting the low case scenario.

In the low case scenario, we have excluded the peak period for utilization and rates pre-2009 and accordingly applied a 10-year average for rates and utilization. This estimate is applied for the cash flows from year four and onwards in the calculation. The rate applied in year three (ramp-up period) is set as 75% of the long-term rate.
In our base case we have applied the 10-year average currency rate. Historical data for this period shows a declining USD/GBP currency cross and in our low case scenario we have applied the three-year average currency rate.

The table below indicates the (1) charter rates applied in our impairment assessment, (2) company-specific achieved rates and (3) historical market rates for the North Sea, obtained from an external party.

	Rates used (1)				Achieved rates (2)		Market rates (3)
$ per day	First year	Second year	Third year	Thereafter	2018	2017	2004- 2018	2009- 2018
Rates	$9,523	$9,523	$13,067	$17,423	$$12,470	$10,784	$19,582	$14,874
Utilization	62%	62%	75%	84.6%	60%	65%	87%	82%
As a result of our impairment test, we have recorded an impairment loss of $160.1 million related to our ten PSVs to write the carrying values of these vessels down to their estimated fair values as of December 31, 2018.  During the years ended December 31, 2017 and 2016, the market value of our PSVs declined, and we identified impairment indicators.  However, in each of those years under our approach, we determined that the sum of the undiscounted cash flows for each vessel exceeded its carrying value and therefore, an impairment charge was not recorded.

5.	DEBT

Initial Credit Facility

On December 19, 2013, the Company entered into a $60.0 million revolving credit facility (“Initial Credit Facility”) with a syndicate of lenders in order to secure available liquidity for general corporate purposes. Amounts borrowed under the Initial Credit Facility bear interest at an annual rate equal to LIBOR plus a margin, and the Company pays a commitment fee on any undrawn amounts. The Initial Credit Facility originally matured in December 2018.

In March 2015 the Company expanded its Initial Credit Facility from $60.0 million to $150.0 million. The new maturity of the expanded Initial Credit Facility is March 2020. There were no repayment requirements before maturity on the Initial Credit Facility.

Borrowings under the Initial Credit Facility are secured by first priority mortgages on the Company’s vessels and assignments of earnings and insurance. Under the Initial Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum value adjusted amount of equity, and (ii) a minimum value adjusted equity ratio, and (iii) a minimum level of liquidity, and (iv) a positive working capital. The Initial Credit Facility also includes customary events of default, including non-payment, breach of covenants, insolvency, cross defaults and material adverse change. A breach of any of these covenants would result in the Initial Credit Facility being callable by the lenders. In connection with the establishment and expansion of the Initial Credit Facility the Company incurred $0.8 million and $1.2 million in 2013 and 2015, respectively, in deferred financing cost, which is amortized over the term of the loan.

As of December 31, 2016  the Company was in breach with three of its debt covenants, (i) the minimum value adjusted amount of equity, (ii) the minimum value adjusted equity ratio clause and (iii) a minimum level of liquidity. In 2017 a waiver was obtained from the lenders lowering (i) the minimum value of equity and (ii) the minimum value adjusted equity ratio covenant requirements to levels at which the Company was in compliance, and suspending (iii) the minimum level of liquidity covenant. These waivers were effective until April 30, 2018. Under the waiver the Company was unable to draw further on the Initial Credit Facility.

On April 30, 2018 the Company entered into an amendment to the credit agreement for the Initial Credit Facility that extended the waiver period up until December 31, 2019. Under the terms of the waiver obtained, the Company was unable to draw further on the Initial Credit Facility until it complies with the original terms and conditions under the Initial Credit Facility agreement and the interest rate increased from LIBOR plus 2.0% to LIBOR plus 4.0%. The Company can distribute dividends, subject to a corresponding amount being repaid under the Initial Credit Facility.

In September 2018, we made an unscheduled payment of $1.575 million on our Initial Credit Facility to regain compliance with the Security Coverage Ratio (requiring that the aggregate fair market value of the vessels securing the loan does not fall below 150% of the outstanding loan) set forth thereunder.  At the end of September 2018, vessel values were remeasured and, given a further deterioration in such values, we were again in non-compliance of the Security Coverage Ratio at September 30, 2018.

In December 2018, the Company entered into a share purchase agreement with Scorpio Offshore Investment Inc., or SOI. SOI invested $5 million in a private placement of the Company’s shares at a price of $4.20 per share, or the Private Placement. The Private Placement was finalized December 12, 2018 and effective upon closing of the Private Placement, $1.9 million of the proceeds were immediately used to cure the covenant breach at third quarter. As a result of this transaction, the composition of senior management and the Board of Directors changed. Subsequent to the Private Placement, the new management commenced negotiations with the banks under the Initial Credit Facility, with the goal to secure the long-term financing of the Company. A waiver was granted on December 12, 2018 that effectively waived the prior financial covenants up until February 6, 2019 and reintroduced the original covenants upon expiry of the waiver. Under the waiver the Company is required to have a minimum liquidity of $5 million, which increases to $7.5 million immediately following any drawdown on the Equity Line of Credit that was entered into in March 2019 (as described below and in Note 12).  The private placement with SOI and the $1.9 million repayment on the Initial Credit Facility were conditions to executing this waiver and consent.  As of December 31, 2018, we were in compliance with the modified terms under the Initial Credit Facility and the loan was not considered callable.

In March 2019, the lenders under the Initial Credit Facility further extended the waiver period, and ultimately an agreement was reached in March 2019 to extend the waiver period until January 31, 2020 as part of a broader set of agreements to recapitalize the Company.  This agreement includes a commitment by the lenders under the Initial Credit Facility, subject to certain conditions precedent, the most significant of which is the requirement to raise an additional $15 million of equity before January 31, 2020, for a new $132.9 million term loan facility with maturity of December 6, 2023 to refinance the Initial Credit Facility. These transactions, including the terms under the new $132.9 million term loan facility are described in Note 12.

As at December 31, 2018 and 2017, the Company had $132.9 million and $137.0 million drawn on its Initial Credit Facility, respectively.

Liquidity Outlook
Under ASC paragraph 205-40, or the Standard, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates  substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.  Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.
The Company regularly performs cash flow projections to evaluate whether it will be in a position to cover the liquidity needs for the next 12-month period and the compliance with financial and security ratios under the existing and future financing agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations.  Nevertheless, volatility in the offshore market makes forecasting difficult, and there is the possibility that our actual trading performance during the coming year may be materially different from expectations.
Current economic conditions in the offshore market are challenging, resulting in the incurrence of recurring losses. These conditions have resulted in breaches of the Company’s financial covenants under its Initial Credit Facility and have prompted the Company to secure additional liquidity to continue in operation.  If the rates and utilization of our vessels continue to face headwinds for the coming 12 months, then we may have to ask our lenders for further waivers to meet the obligations of the Company and to comply with our financial covenants.  We could also pursue other means to raise liquidity to meet our obligations such as through the sale of vessels, however there can be no assurance that these or other measures will be successful.

The Company’s efforts to secure additional liquidity included the entrance into a common stock purchase agreement, or the Equity Line of Credit, with SOI (a related party affiliate) and Mackenzie Financial Corporation in March 2019. The Equity Line of Credit provides for $20 million to be available on demand to the Company in exchange for common shares of the Company priced at 0.94 multiplied by the then-prevailing 30-day trailing volume weighted average price.  In April 2019, 3,240,418 common shares were issued under the Equity Line of Credit for approximately $2.78 per share and net proceeds of $9.0 million.
Additionally, as discussed above, we have agreed to the extension of waivers of certain financial covenants with which the Company was in breach, to extend such waivers up until January 31, 2020.  We also received commitments from the lenders under the Initial Credit Facility, upon the satisfaction of certain conditions precedent, to a new $132.9 million term loan facility with a maturity of December 6, 2023 (which is further described in Note 12) to refinance the Initial Credit Facility, which had an outstanding balance of $132.9 million as of December 31, 2018.  Among these conditions precedent is the requirement to raise an additional $15.0 million of equity, which is uncommitted as of the date of these financial statements.  Management’s plans include raising additional equity via the capital markets in order to meet this condition.  As those plans have not been finalized, the satisfaction of this condition is not considered probable under the Standard. If we are unsuccessful in raising this additional equity, then we may have to ask our lenders under the Initial Credit Facility for further waivers prior to the expiration of the waiver period of January 31, 2020. As such contingency plans have not commenced, such actions also are not considered probable for purposes of the Standard.  Accordingly, under the Standard, neither the raising of $15.0 million of additional equity, nor management’s contingency plans to negotiate further waivers beyond January 31, 2020, are considered probable and as a result substantial doubt is deemed to exist about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.
6.	INTEREST COSTS

Interest costs consist of interest incurred on the long-term debt, the commitment fee and amortization of the deferred financing cost related to the Credit Facility described in Note 5.

All amounts in USD ‘000	2018	2017	2016
Interest Costs, net of capitalized interest	7,574	4,428	2,781
Commitment Fee	98	93	327
Amortization of Deferred Financing Cost	359	359	359
Total interest costs	8,031	4,880	3,467

7.	EARNINGS PER SHARE

Basic earnings per share (“EPS”) is calculated by dividing net (loss) income by the weighted average number of common shares outstanding for the period. Diluted EPS is calculated by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding during the period. For the years ended December 31, 2018, 2017 and 2016, the Company had a net loss, thus any effect of common stock equivalents outstanding would be antidilutive.

All figures in USD	2018	2017	2016
Numerator
Net Loss	(197,294,000)	(29,326,000)	(32,151,000)
Denominator
Basic and diluted - Weighted Average Common Shares Outstanding	6,263,094	5,499,561	2,093,926

Loss per Common Share
Basic and diluted	(31.50)	(5.33)	(15.35)

8.	SHAREHOLDERS’ EQUITY

Authorized, issued and outstanding common shares for the years ended December 31, 2016, 2017 and 2018:

	Authorized common shares	Authorized preferred shares	Issued Shares	Outstanding Shares
Balance, January 1, 2016	20,000,000	50,000,000	2,343,136	2,256,053
Common Shares Repurchased under Share Repurchase Program				(30,194)
Common Shares Repurchased in Private Transaction				(157,175)
Balance, December 31, 2016	20,000,000	50,000,000	2,343,136	2,068,684
Common Shares Issued			4,130,000	4,130,000

Balance, December 31, 2017	20,000,000	50,000,000	6,473,136	6,198,684
Authorized share capital	15,000,000
Common Shares Issued, Private Placement			1,175,475	1,175,475

Balance, December 31, 2018	35,000,000	50,000,000	7,648,611	7,374,159
Common shares authorized and issued
On December 11, 2018 on The Annual General Meeting of the shareholders it was resolved to increase the company’s authorized share capital from $2,000,000 to $4,000,000. As a result of this increase, the Company’s authorized share capital is 35,000,000 common shares, par value $0.10 per share (or $3,500,000) and 50,000,000 preferred shares, par value $0.01 per share (or $500,000).
In December 2018, we issued an aggregate of 1,175,474 common shares in a private placement with SOI at $4.20 per share, resulting in net proceeds to us of $4.9 million.  $1.9 million of the proceeds were immediately used to cure the covenant non-compliance existing at the third quarter of 2018.
In March 2017, the Company completed an underwritten public follow-on offering of 4,130,000 common shares, which included 130,000 common shares sold pursuant to the underwriters' partial exercise of the overallotment option to purchase additional common shares, at a price of $12.50 per share. The net proceeds the Company received from the offering were used for general corporate purposes and working capital purposes. The net proceeds of this offering were approximately $48.3 million.
Repurchase plan
In May 2015 the Company announced a share repurchase program under which the Company may repurchase up to 2.5 million of NAO’s outstanding common stock over the two subsequent years. The Company repurchased 30,194 shares under the share repurchase program during the year ended December 31, 2016.  The Company has repurchased a total of 117,277 shares under the share repurchase program since inception.  The repurchase program had a maturity of two years, and expired in May 2017.
9.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES
The majority of NAO and its subsidiaries’ transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect on the value of the Company’s cash flows.
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
The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other assets accounted for under fair value.
-	The carrying value of cash and cash equivalents is a reasonable estimate of fair value.
-
The estimated fair value for the long-term debt is considered to be equal to the carrying values since it reflects both a recently revised margin and variable interest rates which approximate market rates.

The carrying value and estimated fair value of the Company’s financial instruments and other assets accounted for under fair value at December 31, 2018 and 2017 are as follows:
All figures in USD ‘000	Fair Value Hierarchy Level	2018 Fair Value	2018 Carrying Value	2017 Fair Value	2017 Carrying Value
Recurring
Cash and Cash Equivalents	1	8,446	8,446	31,506	31,506
Initial Credit Facility	2	(132,900)	(132,900)	(137,000)	(137,000)

Non-recurring
Vessels	2	176,914	176,914	-	-

The estimated fair value for the Initial Credit Facility is considered to be approximately equal to the carrying value since it reflects both a recently revised margin and a variable interest rate.
10.	ACCRUED LIABILITIES
The following table sets forth the components of our accrued liabilities as of December 31, 2018 and December 31, 2017:
Accrued Liabilities
All figures in USD ‘000	2018	2017
Accrued Interest	1,274	692
Accrued Costs	1,872	684
Deferred Revenues	-	388
Total as of December 31,	3,146	1,764
11.	COMMITMENTS AND CONTINGENCIES
The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given year.
No claims have been filed against the Company, nor has it been party to any legal proceedings for the fiscal years ended December 31, 2018 and 2017.

12.	SUBSEQUENT EVENTS
Reverse Stock Split
On January 28, 2019, the Company completed a one-for-ten reverse stock split. Pursuant to this reverse stock split, the common shares outstanding were reduced from 73,741,595 shares to 7,374,034 shares (which reflects adjustments for fractional share settlements). The par value was adjusted to $0.10 per share as a result of the reverse stock split. On March 1, 2019, the Company received confirmation from the NYSE that it regained compliance with the NYSE’s continued listing standards as a result of the increased market price for the Company’s common shares following the reverse stock split.
Equity Line of Credit
In April 2019, the Company also entered into a common stock purchase agreement, or the Equity Line of Credit, with SOI (a related party affiliate) and Mackenzie Financial Corporation.  SOI is a closely held company that is owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, and our Vice President, Filippo Lauro, are members. The Equity Line of Credit provides for $20 million to be available on demand to the Company in exchange for common shares of the Company priced at 0.94 multiplied by the then-prevailing 30-day trailing volume weighted average price.  In April 2019, 3,240,418 common shares were issued under the Equity Line of Credit for approximately $2.78 per share and net proceeds of $9.0 million.
Acquisition of SOHI vessels and assumed indebtedness with DVB
In April 2019, the Company acquired 13 vessels, including associated debt, consisting of two anchor handling tug supply vessels (“AHTS”) and 11 crew boats from Scorpio Offshore Holding Inc., or SOHI, a related party affiliate that is a closely held company owned and controlled by certain members of the Lolli-Ghetti family, including Emanuele Lauro and Filippo Lauro, in exchange for 8,126,219 common shares of the Company at approximately $2.78 per share for aggregate net consideration of $22.6 million.  As part of the transaction, the Company also assumed the aggregate outstanding indebtedness under a term loan facility with DVB Bank SE Nordic Branch (“DVB”) relating to two of the acquired vessels of $9.0 million.  This credit facility, which we refer to as our ‘DVB Credit Facility’ was supplemented on April 10, 2019 (the “DVB Supplemental Agreement”) as part of this transaction, and is described below.
Additionally, as discussed in Note 5, we also received commitments from the lenders under the Initial Credit Facility, upon the satisfaction of certain conditions precedent, to a new $132.9 million term loan facility with a maturity of December 6, 2023 (which is further described below) to refinance the Initial Credit Facility, which had an outstanding balance of $132.9 million as of December 31, 2018.  Among these conditions precedent is the requirement to raise an additional $15.0 million of equity in cash to be raised by January 31, 2020, which is currently uncommitted as of the date of these financial statements.  Under the terms of the DVB Supplemental Agreement, DVB has the right, but not the obligation, to unwind the sales of the two AHTS vessels if the additional $15.0 million of equity is not raised by October 31, 2019.  Under this scenario, the shares in the vessel owning subsidiaries for these two vessels (which would include the related net working capital and outstanding indebtedness under the DVB Credit Facility) would be exchanged for the shares of the Company that were previously issued as consideration for the transaction on the date of the unwinding.
Background for the transaction
The market for offshore support vessels in general, and the Company specifically has experienced adverse market conditions since 2015.  As a result, the Company has undertaken efforts to stabilize the Company’s financial position including, but not limited to engaging with the lenders of its Initial Credit Facility to obtain waivers and extensions on the terms of such facility, raising additional liquidity and reducing the Company’s financial leverage.  As part of this process, and given the constraints on the Company’s liquidity position throughout this trough in the cycle, the Company sought ways to reduce the financial leverage of the Company through the issuance of equity.

The rationale for considering the transaction was twofold:
•
The opportunity presented itself to acquire complementary assets in exchange for the issuance of equity.  By incorporating assets with a debt to capitalization ratio of 28%, the Company took a significant step towards its objective of reducing its financial leverage.

•
Moreover, both fleets operate in the offshore support vessel market and although the Company operated exclusively in the North Sea while the SOHI vessels operated in West Africa, both fleets were exposed to the same market dynamics. Both fleets believed that the consolidation of two fleets in the same industry will create a more efficient investment vehicle with a broader footprint in the offshore market.

Accounting for the transaction
The accounting treatment for this transaction is in the process of being determined.  The Company has preliminarily concluded that the transaction will be accounted for as an asset acquisition as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable group of similar identifiable assets.  Furthermore, we are in the process of assessing whether this transaction constitutes a common control and/or a reverse acquisition of assets.
Waiver Extension of Initial Credit Facility
As part of the aforementioned transactions, the lenders to the Company’s Initial Credit Facility have agreed to the extension of waivers of certain financial covenants with which the Company was in breach, to extend such waivers up until January 31, 2020.  Moreover, the Company has received commitments from the lenders under its Credit Facility, upon satisfaction of certain conditions precedent by the Company, the most significant of which is the requirement to raise an additional $15 million of equity before January 31, 2020, to a new $132.9 million term loan facility with maturity of December 6, 2023 to refinance the Initial Credit Facility, which has an outstanding balance of $132.9 million as of the date of this annual report.
The new $132.9 million term loan is expected to be collateralized by the ten PSVs that currently collateralize the Initial Credit Facility in addition to the 11 crew boats acquired from SOHI, bears interest at LIBOR plus a margin 3.50% (which can be reduced if the Company meets certain Net Debt to EBITDA thresholds) and is expected to be repayable in equal, semi-annual installments of $7.5 million beginning in December 2021 with a balloon payment due upon the maturity date of December 6, 2023.  This new credit facility is also expected to contain restrictive financial covenants as follows:
•	Cash and cash equivalents shall at all times be equal to or greater of (i) $12,500,000 and (ii) $750,000 per vessel above 2,500 DWT.
•	Current assets shall at all times exceed current liabilities less the current portion of long term liabilities.
•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
DVB Credit Facility
As described above, the Company assumed the indebtedness of $9.0 million as part of the acquisition of two AHTS vessels from SOHI under a credit facility with DVB Bank SE Nordic Branch.  We refer to this credit facility as our DVB Credit Facility.  This loan was executed and fully drawn in September 2017.
The DVB Credit Facility bears interest at LIBOR plus a margin of 2.75% and contains a financial covenant whereby the Company must maintain minimum liquidity of an aggregate of $0.8 million in the bank accounts that are pledged as security under the facility.  The terms of this credit facility also require that the Company fund any Excess Earnings (defined as each vessels’ earnings less budgeted operating expenses, interest payments and the maintenance of the minimum liquidity requirement) related to such vessels, up to $3.6 million in aggregate, to a drydock reserve account, the proceeds of which are to be utilized for the vessel’s next scheduled drydock.
For the first 36 months after the initial drawdown date (through September 2020), any Excess Earnings related to each vessel, after funding the minimum liquidity requirement and drydock reserve account, shall be utilized to repay the credit facility.  Starting 39 months after the initial drawdown date, the DVB Credit Facility shall be repaid in consecutive quarterly installments of $0.2 million in aggregate with a balloon payment due upon the maturity date of September 2022.  The outstanding balance under this facility was $9.0 million as of the date of this report.
This facility contains financial and restrictive covenants, which require the borrowers to, among other things, comply with certain financial tests (as described above); deliver semi-annual and annual financial statements and annual projections; comply with restrictive covenants, including maintaining adequate insurances; comply with laws (including environmental laws); and maintain flag and class of the vessels. Other such covenants may require the borrowers to obtain lender approval on changes in the borrowers vessels’ managers; limit the borrowers’ ability to place liens on the borrowers’ assets; limit the borrowers’ ability to incur additional indebtedness; prohibit the borrowers  from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend.  This facility is secured by, among other things:
•	a first preferred mortgage over the two AHTS vessels which are collateralized under this facility;
•	an assignment of earnings, insurances and charters from the two mortgaged AHTS vessels;
•	a pledge of the related earnings accounts and drydock reserve accounts of the borrowers in respect of the two mortgaged AHTS vessels; and
•	a pledge of the equity interests in each of the borrowers.
Commercial and Technical Management – AHTS Vessels and crew boats
The Company’s AHTS vessels and crew boats are commercially managed by Scorpio Commercial Management S.A.M., or SCM, and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a Master Agreement, which may be terminated by either party upon 12 months' notice, unless terminated earlier in accordance with the provisions of the Master Agreement.  SSM and SCM owned by the Lolli-Ghetti family of which Emanuele Lauro, our Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members.  In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control of the AHTS vessels or crew boats, including a sale of all or substantially all of the AHTS vessels or crew boats, in which case a payment equal to 12 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.
SCM’s services include securing employment, in the spot market and on time charters, for our AHTS vessels and crew boats.  We pay SCM a management fee equal to 1.25% of gross revenues per charter fixture.  SCM may subcontract these services to third parties pursuant to the Master Agreement.
SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. SSM may subcontract these services to third-parties. We pay SSM an annual fee of $156,000 per vessel for the AHTS vessels and an annual fee of $43,800 per vessel for the crew boats plus additional amounts for certain itemized services per vessel to provide technical management services for each of our AHTS vessels and crew boats.
Termination of management agreement with Nordic American Tankers
On May 1, 2019, the Company tendered notice to NAT that it shall terminate the management agreement with NAT upon the expiration of 180 days from the date of such notice, or October 28, 2019.