Form 20-F
period 2019-12-31
HERMITAGE OFFSHORE SERVICES LTD.
filed 2020-04-30
CIK 1597659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: Not applicable
Commission file number 001-36484
HERMITAGE OFFSHORE SERVICES LTD.
(Exact name of Registrant as specified in its charter)
(Translation of Registrant's name into English)
BERMUDA
(Jurisdiction of incorporation or organization)
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda
(Address of principal executive offices)
Emanuele Lauro, Chairman and Chief Executive Officer
Tel No. +377-9798-5715
investors@hermitage-offshore.com
9, Boulevard Charles III Monaco 98000
(Name, Telephone, E-mail and/or Facsimile number and
Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	PSV	New York Stock Exchange
Preferred Stock Purchase Rights *	N/A	New York Stock Exchange

* The Preferred Stock Purchase Rights initially trade with, and are inseparable from, the Common Stock.
Securities registered or to be registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2019, there were 25,661,915 shares outstanding of the Registrant's common stock, $0.01 par value per share.
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

Large accelerated filer ☐ Non-accelerated filer ☒	Accelerated filer ☐ Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (the "OSV") market, changes in charter hire rates and vessel values, demand in OSVs, the length and severity of the recent novel coronavirus ("COVID-19") outbreak, including its impact on demand for OSVs, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission (the "SEC").

- i-

- ii-

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
Throughout this annual report, all references to "Hermitage Offshore," the "Company," "we," "our," and "us" refer to Hermitage Offshore Services Ltd. and its subsidiaries. Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars" and "$" in this annual report are to the lawful currency of the United States of America, references to "Norwegian Kroner" and "NOK" are to the lawful currency of Norway and references to "British Pounds" and "GBP" are to the lawful currency of the United Kingdom.
A. Selected Financial Data
In April 2019, we acquired 13 vessels consisting of two anchor handling tug supply vessels (the “AHTS vessels”) and 11 crew boats from Scorpio Offshore Holding Inc. (“SOHI”), a related party, in exchange for 8,126,219 of our common shares, which we refer to herein as the “Transaction.” As a result of the Transaction, SOHI and its affiliated entities, which are part of the Scorpio group of companies (collectively referred to as “Scorpio”), obtained a controlling voting interest in us. Accordingly, under the relevant accounting guidance, Scorpio was identified as the accounting acquirer of the Company, and the Transaction is considered to be a reverse acquisition. Moreover, we determined that the Transaction constituted a reverse acquisition of assets rather than a reverse business combination. Under the applicable accounting guidance, a reverse asset acquisition results in a change in the basis of accounting on the Transaction date. As a result, the financial information presented following the Transaction is not directly comparable to historical periods and therefore we refer to the financial information prior to the Transaction as “Predecessor” information and financial information following the Transaction as “Successor” information. For more information regarding the Transaction and its effect on our accounting methods, please see “Note 1. Nature of Business” to our consolidated financial statements contained herein.
The following selected historical financial information should be read in conjunction with our audited financial statements and related notes, which are included herein, together with "Item 5. Operating and Financial Review and Prospects."  The Selected Consolidated Statements of Operations and Comprehensive Income (Loss) data for the periods January 1, 2019 to April 8, 2019 (Predecessor), April 9, 2019 to December 31, 2019 (Successor), and the years ended December 31, 2018 and 2017 (Predecessor) and the selected Consolidated Balance Sheet data as of December 31, 2019 (Successor) and 2018 (Predecessor) have been derived from our audited financial statements included elsewhere in this document. The Selected Consolidated Statements of Operations and Comprehensive Income (Loss) data for the years ended December 31, 2016 and 2015 (Predecessor), and the selected Consolidated Balance Sheet data as of December 31, 2017, 2016 and 2015 (Predecessor) have been derived from our audited financial statements not included in this annual report on Form 20-F.

SELECTED CONSOLIDATED FINANCIAL DATA All figures in thousands of USD except share data
	Successor	Predecessor
	April 9 - December 31, 2019	January 1 - April 8, 2019	Year ended December 31,
Consolidated Statements of Operations and Comprehensive Income (Loss) Data			2018	2017	2016	2015
Charter revenue	36,555	5,258	20,654	17,895	17,697	36,372
Vessel operating expenses	(27,230)	(6,612)	(25,173)	(20,454)	(24,137)	(24,580)
Voyage expenses	(1,124)	(395)	(2,215)	(1,815)	(1,448)	(1,523)
General and administrative expenses	(4,534)	(1,207)	(4,757)	(4,222)	(4,503)	(4,261)
Depreciation	(8,452)	(2,205)	(17,298)	(17,472)	(16,152)	(14,379)
Impairment loss on vessels	—	—	(160,080)	—	—	—
Net operating loss	(4,785)	(5,161)	(188,869)	(26,068)	(28,543)	(8,372)

Interest income	39	21	207	298	10	34
Interest expense	(6,571)	(2,555)	(8,031)	(4,880)	(3,467)	(1,807)
Other financial expenses, net	(136)	32	(601)	327	(151)	(699)
Net finance expenses	(6,668)	(2,502)	(8,425)	(4,255)	(3,608)	(2,472)
Income tax benefit	—	—	—	997	—	—
Net loss	(11,453)	(7,663)	(197,294)	(29,326)	(32,151)	(10,844)

Basic and diluted loss per share	(0.56)	(1.04)	(31.50)	(5.33)	(15.35)	(4.67)
Cash dividends declared per share	—	—	0.21	0.8	2.8	9.4
Basic and diluted weighted average shares outstanding	20,481,174	7,374,069	6,263,094	5,499,561	2,093,926	2,320,314

Other Financial Data:
Net cash (used in) provided by operating activities	(10,298)	(6,789)	(21,807)	(14,032)	(16,262)	5,987
Dividends paid	—	—	(1,860)	(4,933)	(5,997)	(21,922)

Selected Balance Sheet Data:	Successor	Predecessor
	As of December 31,	As of December 31,
In thousands of U.S. dollars	2019	2018	2017	2016	2015
Cash and cash equivalents	12,681	8,446	31,506	2,953	5,339
Total assets	201,909	191,074	387,711	374,854	336,200
Total long-term debt	141,698	132,457	136,552	136,193	45,833
Total shareholders' equity	52,128	54,064	248,273	234,196	280,857
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the offer and use of Proceeds

Not applicable.
D. Risk Factors
Some of the following risks relate principally to the industry in which we operate. Other risks relate principally to ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available to service our debt or the trading price of our common shares.
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
Our vessels are all focused on, and used primarily in, the oil and gas business, including in the installation, maintenance and movement of oil and gas platforms. Demand for our services, as well as our operations, growth, and stability in the value of our vessels, depend on activity in offshore oil and natural gas exploration, development and production. The level of exploration, development and production activity is affected by factors such as:

•	prevailing oil and natural gas prices;

•	the ability or willingness of the Organization of Petroleum Exporting Countries ("OPEC"), to control oil production levels and pricing, as well as the level of production by non-OPEC countries;

•	expectations about future oil and gas prices and price volatility;

•	cost of exploring for, producing and delivering oil and natural gas;

•	sale and expiration dates of available offshore leases;

•	demand for petroleum products;

•	current availability of oil and natural gas resources;

•	rate of discovery of new oil and natural gas reserves in offshore areas;

•	local and international political, environmental and economic conditions;

•	technological advances; and

•	the ability of oil and natural gas companies to obtain leases, permits or obtain funds for capital.
The level of offshore exploration, development and production activity has historically been characterized by volatility. The oil and gas drilling industry is cyclical, and the industry is currently amidst a down cycle that is marked by extreme volatility, with the price of Brent crude (and other worldwide benchmarks) falling to historic lows. In response to the decrease in the prices of oil and natural gas, expenditures for offshore drilling decreased over this period, and are experiencing an acute reduction in 2020 in response to the recent actions taken by Saudi Arabia and other OPEC members to increase the production of oil. While these countries subsequently agreed to production cuts, these production cuts have thus far done little to stem the volatility and oversupply that is plaguing the market.
This has consequently led to a decline in exploration and development of offshore areas and has resulted in a decline in demand for our offshore marine services. The lack of investment in offshore oil and gas exploration, development and production resulted in reductions in our day rates and utilization rates, and has had a material effect on our financial condition and results of operations. A prolonged period of depressed or volatile oil and gas prices could cause difficulties in finding charter parties for our vessels or achieving consistent utilization, or we may be compelled to charter out our vessels at lower rates, which may result in decreased revenues and/or profitability and result in losses due to idle vessels.
Volatility in economic conditions throughout the world could have an adverse impact on our results of operations and financial condition.
Our business and profitability are affected by the overall level of demand for our vessels, which in turn is affected by trends in global economic conditions. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. In the past, declines in global economic activity significantly reduced the level of demand for our vessels.  The world economy continues to face a number of challenges and an extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Since the beginning of the calendar year 2020, the COVID-19 outbreak has resulted in the implementation of numerous actions by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets which has reduced the global demand for oil and refined petroleum products. We expect that the impact of the COVID-19 pandemic and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets. The scale and duration of the impact of these factors remain unknown but could have a material impact on our earnings, cash flow and financial condition for 2020.
If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, day rates and utilization in the markets in which we operate may deteriorate further and our operations and cash flows may be negatively impacted. In addition, a prolonged negative rate environment could result in the value of our vessels being impaired which could in turn impair our ability to access credit and capital markets in the future on favorable terms or at all.
Any such changes could adversely affect our future performance, results of operations, cash flows and financial position.
We also face risks attendant to changes in interest rates, along with instability in the banking and securities markets around the world, among other factors. These risks factors may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.
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
These hazards may result in death or injury to persons, loss of revenues or property, payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, which may reduce our revenue or increase our expenses and also subject us to litigation. Additionally, the involvement of our vessels in an oil spill or other environmental disaster could harm our reputation as a safe and reliable vessel operator. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.
An increase in the supply of OSVs would likely have a negative effect on the demand for our vessels, which could in turn reduce the dayrates earned on our vessels.
Charter rates for OSVs, such as platform supply vessels ("PSVs"), AHTS vessels, and crew boats, depend in part on the supply of vessels. Changes in the demand for our vessels may result from:

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the scrapping rate of older vessels, depending, among other things, on scrapping rates and international scrapping regulations;

•	moving vessels from one offshore market area to another;

•	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;

•
the financial health of our competitors, certain of which in recent years have undergone consolidation, financial restructuring, or bankruptcy filings, thus impacting their ability to maintain the operating condition of their vessels; and

•	the converting of vessels formerly dedicated to services other than offshore marine services.
In the last ten years, construction of vessels of the type we operate has increased (albeit at a much slower pace in recent years). The addition of new capacity of various types to the worldwide offshore marine fleet, or the migration of vessels from other markets, is likely to increase competition in those markets where we presently operate which, in turn, could reduce dayrates, utilization rates and operating margins, which would affect our financial condition, results of operations, cash flows and ability to service our debt. The current market conditions stemming from the COVID-19 pandemic and volatility in oil prices may result in the scrapping or lay-up of older tonnage, but it is too early to assess the impact of this with a high degree of certainty.
We are dependent, and expect to continue to be dependent, on spot charters and term charters with short durations (less than one year) and any decrease in these rates may adversely affect our earnings and our ability to service our debt.
As of the date of this annual report, all of our vessels (with the exception of two PSVs, which were in warm lay-up) were operating in the spot market or on term charters that are expected to expire within 12 months, exposing us to fluctuations in spot market charter rates.  The spot charter market may fluctuate significantly based upon the supply and demand for OSVs such as ours. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters. The spot market is very volatile, and there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future.
Our business has inherent operational risks, which may not be adequately covered by insurance.
In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred.  We procure insurance for the vessels in our fleet against those risks that we believe the shipping and offshore industry commonly insures against.  This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew liability insurance, and war risk insurance.  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per such occurrence.
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
The operation of our fleet may be subject to seasonal factors dependent upon which region of the world we are operating our vessels.  Our vessels currently operate primarily in the North Sea and West Africa, however, if the terms and conditions for operations in other regions become more favorable, we may employ our vessels in other markets.
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
Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping and offshore industry. We are currently facing adversity in both global economic conditions and economic conditions within our industry. If these conditions persist or worsen, lenders for any reason may decide not to provide debt financing to us, or we may not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
The world economy faces a number of challenges including, but not limited to the COVID-19 pandemic, trade wars, the effects of volatile oil prices, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa and other geographic areas and countries. If one or more of the major national or regional economies should weaken, there is a substantial risk that such a downturn will impact the world economy.
In China, a transformation of the economy is underway, as the country transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. According to the International Monetary Fund, the growth rate of China's GDP is expected to decrease during 2020, in large part due to the COVID-19 pandemic. Furthermore, there is a rising threat of a Chinese financial crisis resulting from substantial personal and corporate indebtedness.
Credit markets in the United States and Europe have in the past experienced significant contraction, de-leveraging and reduced liquidity, and there is a risk that U.S. federal and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, volatile in light of the COVID-19 pandemic.
We face risks attendant to changes in economic environments, changes in interest rates and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current downturn in market conditions will last. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.
Prospective investors should consider the potential impact, uncertainty and risk associated with developments in the global economy. Further economic downturn in any of these countries could have a material effect on our future performance, results of operations, cash flows and financial position.
The state of global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms, or at all, which may hinder or prevent us from expanding our business.
Global financial markets and economic conditions have been, and continue to be, volatile. In recent years, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. Since 2008, there has been a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping and offshore industry, due to the historically volatile asset values of vessels. As the shipping and offshore industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

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
Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures, including tariffs, which have been somewhat mitigated by the recent trade deal (first phase trade agreement) between the United States and China in early 2020, which, among other things, requires China to purchase over $50 billion of energy products including crude oil. The results of the 2016 presidential election and the potential results of the upcoming 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could in turn have a material adverse effect on our business, results of operations or financial condition.
Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms, or at all.
Outbreaks of epidemic and pandemic diseases, including COVID-19, and governmental responses thereto could adversely affect our business.
Public health threats, such as COVID-19 (as described more fully below), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate could adversely impact our operations as well as the operations of our customers. The recent outbreak of COVID-19, a virus causing potentially deadly respiratory tract infections first identified in Hubei province in China, and that has since spread globally, being declared a global pandemic by the World Health Organization on March 11, 2020, has already caused severe global disruptions and may negatively affect economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. In response to the virus, China, India, Italy, Spain, France, and the U.K. have implemented nationwide lockdown measures, and other countries and local governments may enact similar policies. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by the outbreak. Uncertainties regarding the economic impact of the COVID-19 outbreak is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew change, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases. The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. To our knowledge our vessel operations to date have not been materially affected by the COVID-19 outbreak as we have not had an outbreak of the virus on any of our vessels and we have been able to effectively execute crew changes, or successfully extend crew rotations, on all of our vessels. Nevertheless, the ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which impact is likely to be material and adverse, particularly if the pandemic continues to evolve into a prolonged severe worldwide health crisis.
The Company has revised its cash flow forecasts in light of current economic conditions, and has determined that there is substantial doubt about the Company's ability to continue as a going concern within 12 months of the date of this report. This determination, and the factors leading to it, are discussed further below under the risk factor entitled "There is substantial doubt about our ability to continue as a going concern".
The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remains in place until December 2020, during which the U.K. will be subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. There is currently no agreement in place regarding the aftermath of the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU-derived laws to replace or replicate following the withdrawal. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.
We are subject to laws and regulations, which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to service our debt.
Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels.  These regulations include, but are not limited to, the treaties and conventions of the International Maritime Organization (the "IMO"), including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, the International Convention for the Safety of Life at Sea of 1974 (the "SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.  A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the impact of climate change, a number of countries and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the

Paris Agreement (discussed below), or the Kyoto Protocol to the United Nations Framework Convention on Climate Change, that required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions.
We are subject to international safety standards and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the International Safety Management Code (the "ISM Code") promulgated by the IMO under the SOLAS Convention.  The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies.  In addition, vessel classification societies impose significant safety and other requirements on our vessels.
If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to service our debt.
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
War, sabotage, pirate, cyber and terrorist attacks or any similar risk may affect our operations in unpredictable ways, including changes in the insurance markets, disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, refineries, electric generation, transmission and distribution facilities, offshore rigs and vessels, and communications infrastructures, could be direct targets of, or indirect casualties of, a cyber-attack or an act of piracy or terror.  War or risk of war may also have an adverse effect on the world economy.  Insurance coverage can be difficult to obtain in areas of pirate and terrorist attacks resulting in increased costs that could continue to increase.  We continually evaluate the need to maintain this insurance coverage as it applies to our fleet.  Instability in the financial markets as a result of war, sabotage, piracy, cyber-attacks or terrorism could also affect our ability to raise capital and could also adversely affect the oil, natural gas and power industries and restrict their future growth.
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
Company Specific Risk Factors
There is substantial doubt about our ability to continue as a going concern.
Since the beginning of calendar year 2020, the COVID-19 outbreak has resulted in the implementation of numerous actions by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets which has reduced the global demand for oil and related products. Additionally, in March 2020, output disagreements between OPEC producing nations (led by Saudi Arabia) and Russia triggered a price war sending the price of crude oil to lows not seen in decades. The confluence of these events has resulted in a precipitous pull back of production and capital expenditure outlays from major oil producers throughout the world. Consequently, the markets in which our vessels operate have come under significant pressure in the form of reduced spot market rates and utilization, higher lay-up activity, and contract cancellations and renegotiations.
Under these conditions, the Company projects that it might breach certain financial covenants under its credit facilities within 12 months from the date of this annual report. Additionally, under the terms of the New Equity Line of Credit (as defined below), the Company is precluded from issuing shares under the Company's common stock purchase agreement (the “New Equity Line of Credit”) with Scorpio Services Holding Limited ("SSH"), a related party, if the price of the Company’s common stock (calculated on a volume weighted average basis over the preceding five days) is below $0.60 per share. In March and April 2020, the price of the Company’s common stock fell below this threshold on certain occasions and for sustained periods of time. Additionally, we have received two deficiency notifications from the NYSE that could result in suspension or delisting of our common shares. As further described below, under the risk factor entitled "The market price of our common shares has recently declined significantly and our common shares could be delisted from the NYSE or trading could be suspended", we have until November 2020, and August 2021, subject to certain conditions, to cure each of these deficiencies. If our stock is delisted, then the Company is precluded from issuing shares under the New Equity Line of Credit. If additional liquidity under the New Equity Line of Credit is unavailable, the Company might breach covenants under its credit facilities, or face liquidity constraints, sooner than would otherwise occur under the revised projections.
The Company has commenced discussions with its lenders in an effort to find possible solutions and is also considering other strategic alternatives to meet the Company’s obligations, such as the sale of some or all of the vessels in the Company’s fleet. The Company has also engaged an advisor to provide consultation throughout this process. There can be no assurance that these or other measures will be successful.
Accordingly, substantial doubt is deemed to exist about the Company’s ability to continue as a going concern within one year from the date of this annual report. The expression of such doubt or our inability to overcome the factors leading to such doubt could have a material adverse effect on our financial condition, stock price, our business relationships, the terms of our indebtedness, and ability to raise capital and therefore could have a material adverse effect on our business and financial prospects.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties, such as our vessel charterers, to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into, and may enter into in the future, various contracts, including charter agreements, shipbuilding contracts and credit facilities.  Such agreements subject us to counterparty risks.  The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, prevailing charter rates, and various expenses.  For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. As a result, charterers may need to, or may use these instances as opportunities to, renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a charterer fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.
We may not be able to renew or replace expiring charters for our vessels.
We have a number of charters that will expire in 2020 or that may be renegotiated or cancelled given the current market conditions. Our ability to renew or replace expiring charters or obtain new charters, and the terms of any such charters, will depend on various factors, including market conditions and the specific needs of our customers.

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
As our vessels age, or if we acquire secondhand vessels in the future, we may be exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with our vessels could adversely affect our ability to obtain profitable charters.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. While our fleet currently consists of vessels that were all constructed after 2009, we cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.
Additionally, we have acquired and may continue to acquire secondhand vessels. While we are entitled to inspect the secondhand vessels which we may acquire, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for, operated and maintained exclusively by us.  Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that they acquire.
Governmental regulations, safety, environmental or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage.  As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
Because the market value of our vessels may fluctuate significantly, we may incur losses if we sell vessels which may adversely affect our earnings, or could cause us to incur impairment charges.
The fair market value of vessels may increase and decrease depending on but not limited to the following factors:

•	general economic and market conditions affecting the shipping and offshore industry;

•	competition from other shipping companies;

•	types, sizes and ages of vessels;

•	the availability of other modes of transportation;

•	the cost of newbuildings;

•	shipyard capacity;

•	governmental or other regulations;

•	prevailing level of charter rates;

•	ability to deploy to other markets; and

•	technological advances in vessel design or equipment or otherwise.
During the period a vessel is subject to a time charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. We recorded an impairment charge of $160.1 million in the year ended

December 31, 2018 (Predecessor), in relation to our vessels. It is possible that the market value of our vessels will continue to decline in the future and could adversely affect our ability to comply with current or future financial covenants contained in our loan agreements or other financing arrangements. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our common shares.
Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.
Current market conditions may result in the decision to stack certain of our vessels. As the markets recover, we change our marketing strategies or for other reasons, we may be required to incur higher than expected costs to return previously stacked vessels to active service.
We currently have two vessels that are in warm lay-up. Stacked vessels are not maintained with the same diligence as active vessels. Depending on the length of time the vessels are stacked, we may incur costs beyond normal drydock costs to return these vessels to active service. These costs are difficult to estimate and may be substantial and these expenditures may increase to a level at which they are not economically justifiable. Also, customers may prefer modern vessels over older vessels, especially in weaker markets. The cost of repairing and/or upgrading existing vessels or adding a new vessel to our fleet can be substantial.
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
Three of our largest shareholders, SSH, SOHI and Scorpio Offshore Investments Inc. ("SOI") (related party affiliates of ours), are entities affiliated with Scorpio. Scorpio is owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members. In aggregate, SSH, SOI and SOHI own 67.5% of the Company and therefore have the ability to control the majority of the decisions put to a vote of the shareholders. The interests of these entities may differ from your interests and the interests of other shareholders. Additionally, all of our executive directors and officers, including Messrs. Emanuele Lauro, Robert Bugbee (our President and a director), Cameron Mackey (our Chief Operating Officer and a director) and Filippo Lauro, serve as directors and/or officers of other entities within Scorpio, in addition to Scorpio Bulkers Inc. (NYSE: SALT) and/or Scorpio Tankers Inc. (NYSE: STNG), which are not controlled by the Lolli-Ghetti family. These relationships may create conflicts of interest in matters involving or affecting us and such conflicts may not be resolved in our favor.
Certain of our officers do not devote all of their time to our business, which may hinder our ability to operate successfully.
Certain of our officers participate in business activities not associated with us, and as a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to our shareholders as well as the shareholders of other companies with which they may be affiliated, including companies within Scorpio, Scorpio Bulkers Inc. (NYSE: SALT), and/or Scorpio Tankers Inc. (NYSE: STNG). We expect that each of our officers will continue to devote a substantial portion of their business time to the management of the Company. However, their positions across multiple companies may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to volatility in the London Interbank Offered Rate ("LIBOR") which can result in higher than market interest rates and charges against our income.
LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.
Furthermore, interest in most financing agreements in our industry has been based on published LIBOR rates. Recently, however, there has been uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. Indeed, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends.
In the event of the continued or permanent unavailability of LIBOR, many of our financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate. These clauses present significant uncertainties as to how alternative rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with our lenders regarding the appropriateness or comparability to LIBOR of any substitute indices. In the absence of an agreement between us and our lenders, most of our financing agreements provide that LIBOR would be replaced with some variation of the lenders’ cost-of-funds rate. The discontinuation of LIBOR presents a number of potential risks to our business, including volatility in applicable interest rates among our financing agreements, increased lending costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.
In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.
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
A foreign corporation is treated as a "passive foreign investment company" ("PFIC") for United States federal income tax purposes, if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of passive income. For purposes of these tests, cash is treated as an asset that produces passive income, and passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute passive income. United States shareholders of a PFIC may be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and expected method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, "passive income."
There is, however, no direct legal authority under the PFIC rules addressing our method of operation. We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service (the "IRS"), pronouncements concerning the characterization of income derived from time charters and spot charters as services income rather than rental income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.
If the IRS or a court of law were to find that we are a PFIC for any taxable year, our United States shareholders who owned their shares during such year would face adverse United States federal income tax consequences and certain information reporting obligations. Under the PFIC rules, unless those United States shareholders made or make an election available under the Internal Revenue Code (the "Code") (which election could itself have adverse consequences for such United States shareholders), such United States shareholders would be subject to United States federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions (i.e., distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the United States shareholder's holding period for our common shares) and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder's holding period of our common shares. In addition, non-corporate United States shareholders would not be eligible to treat dividends paid by us as "qualified dividend income" if we are a PFIC in the taxable year in which such dividends are paid or in the immediately preceding taxable year.
Risks Related to our Indebtedness
Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.
Borrowing under credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future.  Amounts borrowed under our $132.9 million term loan facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) (the "New Term Loan Facility"), and $9.0 million term loan facility with DVB Bank SE, (the "DVB Credit Facility"), and our future credit facilities may bear interest at variable rates.  Increases in prevailing interest rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease.  We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the OSV industry.  If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling our vessels; or

•	reducing or delaying capital investments.
However, these alternative financing options, if necessary, may not be sufficient to allow us to meet our debt obligations.
Our New Term Loan Facility and DVB Credit Facility contain, and other debt agreements we may enter into in the future may contain, covenants which limit the amount of the facility available or that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

Our New Term Loan Facility and DVB Credit Facility impose, and debt agreements we may enter into in the future may impose, operating and financial restrictions on us.  These restrictions could limit our ability, or the ability of our subsidiaries that are party thereto, to:

•	pay dividends and make capital expenditures if we do not repay amounts due under our debt agreements or if there is another default under our debt agreements;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to certain vessels;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into new lines of business.
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
Events beyond our control, including changes in the economic and business conditions in the shipping and offshore markets in which we operate, may affect our ability to comply with these covenants. Should our charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so.  A description of these covenants can be found in Note 7 to our consolidated financial statements included herein. A breach of any of the covenants in, or our inability to maintain the required financial ratios under our debt agreements would prevent us from borrowing additional money under debt agreements and could result in a default under the agreements governing our indebtedness such as our New Term Loan Facility, our DVB Credit Facility, or future debt agreements into which we may enter.  If a default occurs under our New Term Loan Facility, our DVB Credit Facility, or any debt agreement which we may enter into in the future, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.
Risks Relating to Investing in Our Common Shares
The market price of our common shares has recently declined significantly and our common shares could be delisted from the NYSE or trading could be suspended.
We currently have two outstanding deficiency notifications from the NYSE that could result in suspension or delisting of our common shares from the NYSE. On December 2, 2019, we received notice from the NYSE that we were not in compliance with the NYSE’s continued listing standards because our average market capitalization over a 30-trading day period and stockholders’ equity were each below the NYSE’s $50 million minimum. As of November 29, 2019, our average market capitalization over a 30 trading-day period was approximately $23.7 million and as of September 30, 2019, we reported total stockholders’ equity of approximately $47.4 million. In accordance with NYSE rules, we submitted a business plan to the NYSE outlining the actions that we plan to take to regain compliance with the NYSE’s rules regarding market capitalization and stockholders’ equity. Pursuant and subject to the NYSE’s rules (which have recently been revised due to the COVID-19 pandemic), we have until August 11, 2021 to regain compliance with the NYSE’s minimum requirements for market capitalization and stockholders’ equity. However, we are subject to quarterly review by the NYSE and the NYSE, in its discretion, could initiate suspension and delisting procedures prior to the expiration of the 18-month cure period. While our stockholder's equity at December 31, 2019 was $52.1 million, we must meet the $50 million minimum threshold for two consecutive fiscal quarters in order to regain compliance and no longer be considered deficient by NYSE standards.
On March 12, 2020, we received an additional notification from the NYSE stating that that we were no longer in compliance with the NYSE's minimum average closing price requirement because the average closing share price of our common stock over a consecutive 30 trading-day period ending March 10, 2020 had fallen below the $1.00 minimum requirement. Pursuant and subject to the NYSE’s rules (which have recently been revised due to the COVID-19 pandemic), we have until November 22, 2020 to regain compliance with the NYSE’s minimum average closing price requirements for our common shares.
During the cure periods, subject to further action by the NYSE, our common stock will continue to be listed and trade on the NYSE. As required by the NYSE, we have notified the exchange of our intent to cure the deficiencies and restore our compliance with the continued listing standards, however, we can give no assurance that we will be successful or that our common shares will continue to trade on the NYSE in the future. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely preclude us from further sales of common shares under our New Equity Line of Credit, decrease the attractiveness of our common shares to investors and cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.
Because we are a foreign corporation, you may not have the same rights that a shareholder of a U.S. corporation may have.
We are incorporated under the laws of Bermuda. Our Memorandum of Continuance, Bye-laws and the Bermuda Companies Act of 1981 (the "Companies Act") govern our affairs. The Companies Act does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. There is a statutory remedy under Section 111 of the Companies Act which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder.
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
Additionally, on December 21, 2018, our Board of Directors adopted a shareholders rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share of the Company for each outstanding common share. The dividend was payable on December 31, 2018 to shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Preferred Share of the Company at an exercise price of $10.00, subject to adjustment. The exercise price automatically increased to $100.00 as a result of our reverse stock split on January 28, 2019 and is subject to further adjustments in accordance with the terms of the shareholders rights agreement. We can redeem the rights under certain circumstances. The shareholders rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders rights plan is not intended to deter offers that our Board of Directors determines are in the best interests of our shareholders.
These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and shareholders' ability to realize any potential change of control premium.
Future sales of our common shares could cause the market price of our common shares to decline.
The market price of our common shares may fluctuate significantly in response to many factors and could decline due to sales of a large number of our common shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of our common shares. For information on our New Equity Line of Credit under which we may, at our option, issue additional common shares, please see "Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Equity Issuances and Lines of Credit."
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Hermitage Offshore Services Ltd. and its subsidiaries, formerly "Nordic American Offshore Ltd." (together "we", "our", "us", or the "Company"), is an OSV company that owns 23 OSVs. The Company’s vessels primarily operate in the North Sea or the West Coast of Africa. The Company was initially formed on October 17, 2013 under the laws of the Republic of Marshall Islands. Effective September 26, 2016, we discontinued our existence as a company organized under the laws of the Republic of the Marshall Islands and continued our existence as an exempted company organized under the laws of the Islands of Bermuda.
Prior to the Transaction as defined below, the Company operated ten PSVs, primarily in the North Sea and surrounding areas that were acquired between 2013 and 2016. The Company also had administrative agreements with Nordic American Tankers Ltd. ("NAT").
On December 12, 2018, we entered into a share purchase agreement with SOI pursuant to which SOI invested $5.0 million in a private placement of the Company’s common shares at a price of $4.20 per share (the "Private Placement").  As part of the Private Placement, Mr. Emanuele Lauro was appointed Chairman and Chief Executive

Officer of the Company. In addition, Mr. Robert Bugbee was appointed to the Company’s Board of Directors and to the office of President, Mr. Cameron Mackey was appointed Chief Operating Officer, and Mr. Filippo Lauro was appointed Vice President. Mr. Mackey was subsequently also appointed to the Company's Board of Directors. Concurrent with the Private Placement, the Company's former Chairman, Mr. Herbjørn Hansson, resigned from all of his positions at the Company.
On June 4, 2019, we changed our name to "Hermitage Offshore Services Ltd." and began trading on the NYSE under our new name and the ticker symbol "PSV" at the start of trading on June 7, 2019. Our operating fleet as of December 31, 2019 and as of the date of this annual report consisted of ten PSVs, two AHTS vessels, and 11 crew boats.
We maintain our principal executive offices at the LOM Building, 27 Reid Street, Hamilton HM 11 Bermuda. Our telephone number at that address is +1 441 295 9671. We maintain an Internet site at www.hermitage-offshore.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. None of the information on these or any other websites is incorporated into this annual report.
Key Developments
In March 2019, we entered into a common stock purchase agreement (the "Initial Equity Line of Credit") with SOI, a related party, and Mackenzie Financial Corporation ("Mackenzie"). SOI is a closely held company that is owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members. The Initial Equity Line of Credit provided for $20 million to be available on demand to the Company in exchange for common shares of the Company priced at 0.94 multiplied by the then-prevailing 30-day trailing volume weighted average price.
In April 2019, we acquired 13 vessels consisting of two AHTS vessels and 11 crew boats from SOHI, a related party that is a closely held company also owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members, in exchange for 8,126,219 common shares of the Company. As part of this acquisition, we assumed the aggregate outstanding indebtedness of $9.0 million under the DVB Credit Facility relating to the two AHTS vessels. The assets acquired in this transaction are collectively referred to as the "SOHI Assets", and the transactions to acquire the SOHI Assets and the assumption of the related indebtedness, are referred to as the "Transaction".
As part of the aforementioned transactions, the lenders under our term loan facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) (the "Initial Credit Facility") extended waivers of certain financial covenants which we were not in compliance with until January 31, 2020.  As part of this agreement, we received commitments from the lenders under our Initial Credit Facility to refinance the Initial Credit Facility with the New Term Loan Facility (that has a maturity of December 6, 2023), which was subject to our satisfaction of certain conditions precedent, the most significant of which was the requirement to raise an additional $15 million of equity before January 31, 2020. In December 2019, the lenders agreed that we had satisfied this condition precedent with the agreement of the New Equity Line of Credit with SSH, a related party, which was executed in January 2020 and provides for $15 million to be available on demand to the Company in exchange for its common shares priced at 0.94 multiplied by the then-prevailing five-day trailing volume weighted average price. In January 2020, we closed on the refinancing of the Initial Credit Facility with the New Term Loan Facility. Both the New Term Loan Facility and the New Equity Line of Credit are further described below under "Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources."
B. Business Overview
We are an OSV company that owns 23 vessels consisting of ten PSVs, two AHTS vessels, and 11 crew boats. As of the date of this annual report, all ten of our PSVs are operating in the North Sea and our AHTS vessels and crew boats are operating in West Africa.

Our Fleet
The following table sets forth our operating fleet as of the date of this annual report:

Vessel name	Vessel Type	Year Built
Hermit Fighter	PSV	2012
Hermit Prosper	PSV	2012
Hermit Power	PSV	2013
Hermit Thunder	PSV	2013
Hermit Guardian	PSV	2013
Hermit Protector	PSV	2013
Hermit Viking	PSV	2014
Hermit Storm	PSV	2014
Hermit Galaxy	PSV	2016
Hermit Horizon	PSV	2016
Hermit Brilliance	AHTS	2009
Hermit Baron	AHTS	2009
Petrocraft 1605-1	Crew Boat	2012
Petrocraft 1605-2	Crew Boat	2012
Petrocraft 1605-3	Crew Boat	2012
Petrocraft 1605-5	Crew Boat	2012
Petrocraft 1605-6	Crew Boat	2012
Petrocraft 2005-1	Crew Boat	2015
Petrocraft 2005-2	Crew Boat	2015
Petrocraft 1905-1	Crew Boat	2019
Petrocraft 1905-2	Crew Boat	2019
Petrocraft 1905-3	Crew Boat	2019
Petrocraft 1905-4	Crew Boat	2019
Employment of Our Fleet
Our vessels are employed either in the spot market or on time charters.  A spot market charter is typically a short-term contract for specific use.  Under spot market charters, we pay certain expenses, such as harbor costs, fuel costs, and other off-hire related costs. Spot market charter rates are volatile and fluctuate based upon the supply and demand for OSVs such as ours. Time charters give us a fixed and stable cash flow for a known period of time.  Time charters also mitigate in part the volatility and seasonality of the spot market business. We opportunistically employ vessels under time charter contracts. As of the date of this annual report, all but two of our vessels (which were in warm lay-up) were employed in the spot market or on term charters with that are expected to expire within approximately 12 months.
Management of our Vessels
The ship management firms Remøy Shipping AS ("Remøy"), and V.Ships Offshore Limited ("V.Ships"), provide technical management for eight and two of our PSVs, respectively.  Scorpio Commercial Management S.A.M. ("SCM"), and Scorpio Ship Management S.A.M. ("SSM"), provide the commercial and technical management, respectively, for our two AHTS vessels and 11 crew boats. Commercial management for our ten PSVs is performed internally. SCM and SSM are related parties of ours. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for additional information on our management agreements with SCM and SSM.
Company Management

We have an agreement in place with SSH (a related party) for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services for the Company (the "Administrative Services Agreement"). For services under the Administrative Services Agreement, we pay an annual fee of $10,000 per vessel, and will reimburse SSH for the reasonable direct or indirect expenses it incurs in providing the Company with the administrative services described above.
We entered into this Administrative Services Agreement with SSH on June 19, 2019, with an effective date of October 28, 2019, which was the date on which our prior management agreement with NAT was terminated.
The International Offshore Market
International offshore support services are provided by a variety of companies both public and private. The vessels used vary significantly in size and specification depending on their expected role in supporting offshore drilling and production. Typically, the customer is either an oil company or an offshore oil rig operator. Employment of the vessels is categorized either as spot employment, where a vessel is hired anywhere from one month to 12 months, or long-term contract employment, where the customer has the vessel at their disposition for more than 12 months.
The employment terms tend to vary between vessel types. The two main categories of OSVs are PSVs and AHTS vessels. The majority of PSV employment is related the support of oil production, bringing supplies, chemicals and equipment to the rigs, and returning waste product to land. PSVs are also used to support exploration activities. PSVs are distinguished based on deck area/cargo capacity and technical specification. AHTS vessels are primarily used to support rig moves and tend to have more idle time than PSVs.  Crew boats are chartered to customers for use in transporting personnel and supplies from shore bases to offshore drilling rigs, platforms and other installations.
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
The Offshore Support Vessel Market (Source: Fearnleys)
All of the information and data provided in this section has been provided by Fearnleys AS (“Fearnleys”). The statistical and geographical information contained herein is drawn from Fearnleys’ database and other sources.
2019 OSV Market Summary
Rates and utilization levels during 2019 were, on average, significantly up compared to last year, and the difference between the regions continue with Asian and US markets remaining depressed while the North Sea region has shown greater strength for certain assets. As a result of the elevated market in the North Sea, some OSV owners have, for the first time in many years, reported profitable quarters without gains from sales or other financial instruments.
Spot rates in the North Sea showed greater levels than in 2018, as were average utilization levels. In addition, the periods of very-high-utilization were longer than what we have registered in the last couple of years. Moreover, the peaks in terms of rates were also greater than in previous years, with high-end tonnage reaping the greatest gains in the spot market. Some anchor handlers were fixed at NOK 900,000 per day at times, while large PSVs were fixed at more than NOK 250,000 for spot employment. Mid-sized tonnage also gained as utilization rose in the busy periods, albeit not with the same momentum as their high-end peers. Spot rates remained relatively elevated going into the end of the year. The elevation was partly due to the fixture flurry by Allseas, which employed 11 vessels in support of the final stages of the Nord Stream 2 pipeline construction. Towards the end of 2019, however, the U.S. imposed sanctions against the project, and the North Sea spot market dropped back down due to the return of the vessels.
The S&P market has been less active during 2019 in terms of numbers, and particularly the end of 2019 saw a significant slowdown in activity and volume. Shipowners have adopted a wait-and-see strategy to the market. Of the vessels that were sold, there is a divide between high-end and medium- and smaller sized tonnage. Shipowners are demanding high prices for high-end tonnage, while for the lower-end segments and older vessels, sales have been executed at very low levels. Although we have recorded a lower number of vessels sent to recycling during 2019, we expected the actual figure to be higher than what we have now recorded due to shipowners delaying reporting of such sales in the market. Although this mostly being older vessels, we still register a mix of both older- and newer vessels being picked up by buyers outside the traditional OSV space, further helping the attrition of the overall fleet.
Transition into 2020
After a very slow start to 2020, with weeks between the rig moves, the market picked up considerably during end of February 2020 for the North Sea AHTS owners. The North Sea AHTS owners in general, finally experienced some profitable weeks, with peaking day rates at NOK 800,000 level (about GBP 62,500). At the same time, the North Sea PSV side became relatively healthy and for the Norwegian market, dayrates stabilized around NOK 150,000 per day. That being said, we did also register some fixtures closing in on NOK 200,000 per day on some occasions, although not quite hitting the mark. We noticed vessels reflagging to NOR due to the high activity level in the Norwegian sector compared to a slower UK market. AHTS and PSV owners were optimistic about the summer season and the rest of 2020. They saw the balance between demand and high-end tonnage supply, were getting tighter - actually, tighter than we have seen in many, many years.
This increased optimism suddenly changed to uncertainty and pessimism due to the rapid and massive drop in the oil price coupled with the Covid-19 crisis. The worldwide demand for oil decreased by 25% in only a few weeks, while OPEC countries increased their production and flooded the market. These two factors have resulted in a significant impact and the market has dropped like a stone resulting in spot fixtures back below vessels operating expense levels. We have seen rig contracts cancelled or postponed resulting in OSV contracts also being terminated. These rig and project cancellations have “forced” vessels to again go into lay-up.
Today, our industry has a more negative view for the rest of 2020 compared to only a few weeks ago. Oil companies have drastically cut their 2020 budgets, especially for exploration and maintenance work and the North West European rig count for 2020 is currently highly uncertain. As of today, it can be comparable with 2018 levels, in such case well below 2019 rig activity (about 20% difference). However, there are some rig programs still scheduled to commence in the time to come. Several PSVs have forward commitments in the months of April, May and June, at least for Norwegian PSVs, which should be somewhat positive amid all the negativism these days. We have seen a reasonably high amount of term deals during the first quarter. Large and leading oil companies such as Equinor and Lundin have in total secured over ten PSVs for longer durations. The Equinor contracts especially have had a direct impact on the spot market, where, during March, they released many of their spot PSVs due to some over-capacity in their term fleet.
Together with the abovementioned drop in oil prices and the unpredictability concerning Covid-19, there are a lot of PSVs prompt available in the spot market and unfortunately without any forward commitments. On average, the term fixtures for PSVs on the UK side was about GBP 10,000 while on the Norwegian side it was somewhat higher at around GBP 11,700 during the first quarter of 2020. However, the term market going forward is set to drop as planned exploration campaigns in particular, are likely to be postponed or cancelled, hence the need for term tonnage will in effect decline. We also have to acknowledge that there is an increasing likelihood that some of the existing term charters could be terminated or renegotiated due to cuts across the board for the oil companies.
West African AHTS Vessel and Crew Boat Market 2019 (Source: Maritime Strategies International Ltd.)
All of the information and data provided in this section has been provided by Maritime Strategies International Ltd. (“MSI”). The statistical and geographical information contained herein is drawn from MSI’s database and other sources
2019 saw most West African OSV markets consolidate and advance the gains which they had made over the second half of 2018, with earnings for AHTS vessels seeing further advances. MSI’s assessment of West African earnings for a 10,800 BHP AHTS increased by 7% on an annual average basis in 2019 relative to the previous year. This follows an increase of 7% of total annual average AHTS fleet utilization in West Africa. The increase in demand was mainly generated by a higher number of drilling rigs working in the region. While in 2018 on average 11 jack-ups and 12 floating rigs were working, these figures grew to 16 and 14, respectively, in 2019.

The market of small crew boats in West Africa was very similar to its state in 2018. While demand remained the same, there were several newbuild vessels delivered to the region during 2019 (among others, four vessels by the Company). At the same time, Bourbon Mobility (which by far is the operator with the highest number of crew boats in the region) scrapped more than 20 of its crew boats and brought crew boats from other regions to West Africa. The annual average total utilization of crew boats (fast supply vessels not included) decreased by 2%, while annual average dayrates decreased by 3%. While the number of drilling rigs in West Africa increased in 2019, engineering, procurement and construction (EPC) activity such as platform installation decreased compared to 2018.
OSV operators in 2019 continued to expand the range of services which they offer, with integrated services - sometimes on a lump-sum basis - increasingly common, with larger operators typically more active in pushing these solutions. However, within the West African market a major unknown surrounds the attitude of the new owners of the Bourbon fleet, as the operator plays a significant role within West African markets and is the dominant operator of crew boats in the region.
Under more normal circumstances, we would argue that the increasingly tight supply situation in West Africa would leave markets well positioned to push on and make further improvements in earnings as 2020 rolls on. However, it is undeniable that the recent precipitous decline in oil prices, coupled with heightened geopolitical uncertainty and the wider impacts of COVID-19, means that earnings are likely to come under some significant pressure. Oil companies are in the process of revising capital budgets and have lowered expectations by approximately 30% on average, although offshore work has thus far been more resilient than the significant cuts made by US onshore-focused independents.
There are a couple of factors which may imply that the West African large AHTS and crew boat sectors may see some insulation from the full ramifications of the downturn. Firstly, crew boats are principally focused on serving the operational base of production infrastructure. In an environment where oil companies are making significant cuts to capital spending, operational expenditures are likely to be more resilient, particularly given their role in sustaining oil company cashflow. This is particularly the case as we believe that a significant proportion of West African crude production has been hedged at prices above current prices, so as such oil companies have little incentive to shut in existing production platforms, at least in the near term. More broadly, existing contracts will give operators some runway, but if the low oil price environment stays with us until the end of the year, vessel utilization and therefore dayrate levels are expected to fall substantially, especially for AHTS vessels.
Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
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
International Maritime Organization
The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels has adopted MARPOL, the SOLAS Convention and the LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk, in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.
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
The Marine Environment Protection Committee (the "MEPC") adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  From January 1, 2020, ships were required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain Emission Control Areas ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide ("NOx") standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. All vessels in our operating fleet are below 5,000 gross tonnages.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (the "EEDI").  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The Company has nominated Remøy, V.Ships and SSM to technically operate our vessels. The technical managers have obtained the DOC (document of compliance) in order to operate in accordance with the ISM Code.  The document of compliance and safety management certificate are renewed as required.
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (the "IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (the "STCW").  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

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
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in 2004. The BWM Convention entered into force on September 8, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (the "IOPP") renewal survey following entry into force of the BWM Convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
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
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships (the "Anti‑fouling Convention"). The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.
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
United States Regulations
All the Company's vessels operate in the North Sea or in West Africa, and it is unlikely that they will operate in the U.S. at a later time.  However, if at some time in the future our vessels operate in the United States, we could be subject to strict environmental regulations, such as state environmental laws, the U.S. Oil Pollution Act of 1990, or OPA, which establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act which applies to the discharge of hazardous substances other than oil, among others.  Other regulations, such as the U.S. Bureau of Safety and Environmental Enforcement's revised Production Safety Systems Rule, the U.S. Clean Water Act, and other ballast water regulations may also apply.  Should we operate in U.S. waters, compliance with OPA and other U.S. regulations could impact the cost of our operations and adversely affect our business.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the European Union imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
International Labour Organization
The International Labour Organization is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (the “MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emissions levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states to 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
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
Vessel Security Regulations
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (the "ISPS Code").

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
Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules (the "Rules") which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being "in class" by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).
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

Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or "P&I Associations", and covers our third-party liabilities in connection with our shipping and offshore activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the pool provides a mechanism for sharing all claims in excess of US $10 million up to, currently, approximately US $8.2 billion.  As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
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
C. Organizational Structure
Hermitage Offshore Services Ltd. is a company organized under the laws of Bermuda. We own our vessels through separate wholly-owned subsidiaries that are incorporated in the Republic of the Marshall Islands. Please see Exhibit 8.1 to this annual report for a list of our significant subsidiaries.
D. Property, Plants and Equipment
Other than our vessels, we do not own any material property. Please see "Item 4. Information on the Company—B. Business Overview—Our Fleet", for a description of our vessels. All of our PSVs and crew boats are mortgaged as collateral under our New Term Loan Facility and our AHTS vessels are mortgaged as collateral under our DVB Credit Facility.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management's discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in "Item 18. Financial Statements." You should also carefully read the following discussion with the sections of this annual report entitled "Item 3. Key Information—D. Risk Factors," "Item 4. Information on the Company—B. Business Overview," and "Cautionary Statement Regarding Forward-Looking Statements." Our consolidated financial statements as of December 31, 2019 (Successor) and 2018 (Predecessor) and for the periods January 1, 2019 to April 8, 2019 (Predecessor), April 9, 2019 to December 31, 2019 (Successor), and the years ended December 31, 2018 and 2017 (Predecessor) have been prepared in accordance with U.S. GAAP. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated.
We generate revenues by charging customers for the use of our vessels. These services are generally provided under the following basic types of contractual relationships:

•	Spot market charters, which are charters for short intervals that are priced on current, or “spot,” market rates.

•
Time or term charters, which are vessels chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

We are responsible for the crewing and other vessel operating costs under all of the contractual relationships that our vessels are currently employed.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts. These include the following:
Vessel revenues. Vessel revenues primarily include revenues from time and spot charters. Vessel revenues are affected by hire rates and the number of days a vessel operates. Revenues from vessels in the spot market are more volatile, as they are typically tied to prevailing market rates.
Voyage expenses. Voyage expenses primarily include bunkers, port charges, and brokerage commissions paid by us. These expenses are subtracted from charter revenues to calculate TCE revenue, a non-GAAP measure, which is defined below.
Vessel operating costs. We are responsible for vessel operating costs for all of our vessels, which include crewing, repairs and maintenance, insurance, spares and stores, lubricating oils, communication expenses, and technical management fees. The three largest components of our vessel operating costs are crewing, spares and stores and repairs and maintenance. Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of days (including off-hire days and days in layup) in a period.  Vessel operating expenses are lower while a vessel is in lay-up.
Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our vessels (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking or engine overhaul expenditures over the estimated number of years or engine hours to the next scheduled drydocking or engine overhaul.
Days. The types of days utilized in measuring the performance of our vessels are as follows:
On-hire days - the number of available days less the number of days the vessel is off-hire.
Off-hire days - refers to the time a vessel is not in service. Off-hire days can be attributable to technical off-hire days, which are due primarily to scheduled and unscheduled repairs or drydockings or commercial off-hire days which are when a vessel is unemployed.

Available days - the number of calendar days in a period less the number of days the vessel is in lay-up.
Operating days - operating days are the total number of days in a period including off-hire days and days in layup.
Dayrates. Average dayrates are calculated by subtracting voyage expenses, including bunkers and other related charges, from charter revenue and dividing the net amount by the number of on-hire days in the period.  Average effective dayrates represent the average day rate multiplied by the utilization rate (defined below) for the respective period.
Utilization rates. Utilization rates are determined by the dividing the number of on-hire days by the total number of available days (including off-hire days) in the period. When calculating average effective dayrates, off-hire days for drydock or engine overhauls are considered part of the available days and days that a vessel is in lay-up are not considered part of the available days.
Items You Should Consider When Evaluating Our Results
Reverse Asset Acquisition and Change in Basis of Accounting
In April 2019, we acquired 13 vessels consisting of two AHTS vessels and 11 crew boats from SOHI, a related party, in exchange for 8,126,219 common shares of the Company. As part of this acquisition, the Company assumed the aggregate outstanding indebtedness of $9.0 million under the DVB Credit Facility relating to the two AHTS vessels. The assets acquired in this transaction are collectively referred to as the "SOHI Assets", and the transactions to acquire the SOHI Assets and the assumption of the related indebtedness, are referred to as the "Transaction".
As a result of the Transaction, SOHI and its affiliated entities, which are part of Scorpio, obtained a controlling voting interest in the Company.  Accordingly, under the relevant accounting guidance, Scorpio was identified as the accounting acquirer of the Company, and the Transaction is considered to be a reverse acquisition.  Moreover, the Company determined that the Transaction constitutes a reverse acquisition of assets rather than a reverse business combination.
Under the applicable accounting guidance, a reverse asset acquisition results in a change in the basis of accounting on the Transaction date. As a result, the financial information presented following the Transaction is not directly comparable to historical periods.
Since it has been determined that the Transaction constitutes an acquisition of assets, the historical financial information prior to the date of the Transaction presented herein (and in future reports and filings) will continue to reflect that of the Company prior to the Transaction rather than that of the SOHI Assets as would be required in a business combination. The Company believes that the historical financial information of the Company prior to the Transaction is more relevant to investors than the historical financial information of the SOHI Assets due to the relative size of the Company's ten PSVs compared to the SOHI Assets and that the value and operating results of the PSVs are expected to be the ultimate driver of the Company's business in future periods. The results from the operations and cash flows of the SOHI Assets are included only in the Company's financial information from the Transaction date.
Accordingly, the Company's pre-Transaction financial information is presented for the period January 1, 2019 to April 8, 2019 (Predecessor), and for each of the years ended December 31, 2018 and 2017 (Predecessor). The Company’s post-Transaction financial information is presented for the period from April 9, 2019 to December 31, 2019 (Successor). The accounting implications of the Transaction are further described in "Note 3, Reverse Asset Acquisition" to our consolidated financial statements included herein.
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

Use of Estimates
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
Reverse Asset Acquisition
We made several determinations regarding the appropriate accounting treatment for the Transaction which required the use of judgement. These determinations included (i) whether the Transaction constituted a single transaction or a set of individual transactions, (ii) which party was identified as the accounting acquirer, (iii) whether the Transaction should be considered a reverse acquisition, (iv) if the Transaction met the definition of a business combination or an asset acquisition, and (v) what are the financial reporting implications of the preceding determinations.
The first step was to determine if the Transaction constituted a single transaction or set of individual transactions. The crew boats and AHTS vessels were legally acquired via two separate transactions two days apart. As part of our accounting analysis, we determined that these transactions were both made in contemplation of one another and shared the same strategic objective, which was to grow and recapitalize the Company through the acquisition of complementary assets in exchange for newly issued common shares.  On this basis, we determined that these transactions should be viewed as a single transaction.
For the second step, we identified Scorpio as the accounting acquirer on the basis that Scorpio obtained voting control of the Company as a result of the Transaction.
In the third step we evaluated if the Transaction should be considered a reverse acquisition. Since Scorpio, as the former sole owner of the SOHI Assets, obtained control of the Company by obtaining a majority of the voting interest in the combined entity (which includes the SOHI Assets and the Company), we determined that the Transaction should be accounted for as the acquisition of the Company by Scorpio (i.e. a reverse acquisition in which SOHI effectively issued consideration equal to a noncontrolling ownership interest in the SOHI Assets in exchange for Scorpio’s acquisition of a controlling ownership interest in the Company).
For the fourth step, we assessed whether the Transaction should be accounted for as a business combination or an acquisition of assets. As part of this exercise, we assessed whether either the SOHI Assets and/or the Company met the definition of a business as defined under Accounting Standards Codification 805 -Business Combinations, and more specifically, the Financial Accounting Standard Board's Accounting Standards Update (“ASU”) 2017-01, which narrowed the definition of a business.
Under this guidance, we determined (i) the fair value of both asset sets, and (ii) whether a single asset, or a group of similar assets, constituted more than 90% of the fair value of the asset sets. The fair values of the vessels in each asset set were determined based on the average of two independent shipbroker valuations for the AHTS vessels and crew boats and the average of three independent shipbroker valuations for the PSVs. We also evaluated whether the assets in each asset set were similar. The factors that we considered as part of this evaluation were the technical specifications of each vessel, the remaining useful lives of each vessel at the date of the Transaction, the customer base that these assets serve, the geographies in which they operate, and the historical returns on invested capital for these assets. As a result of this evaluation, we determined that both the Company and the SOHI Assets do not meet the definition of a business but instead of two sets of assets, given the high concentration of similar identifiable assets within each asset set.  Based on the foregoing, we determined that the Transaction constitutes a reverse acquisition of assets.  ASC paragraph 805-40-45-1 indicates that consolidated financial statements prepared following a reverse acquisition are a continuation of the financial statements of the legal subsidiary (i.e. the accounting acquirer). However, this guidance does not address the financial reporting treatment with regards to historical financial statements when the reverse acquisition does not involve a business combination, but rather a combination of two groups of assets, neither of which constitutes a business under ASC Topic 805.
On this basis, and as the fifth step, we determined the financial reporting implications of these prior determinations. While the application of reverse business combination concepts under the applicable accounting guidance to the Transaction would, by analogy, result in the presentation of the historical financial statements of the

SOHI Assets, we determined that since, (i) this is an asset acquisition and not a business combination, and (ii) the relative size of the Company prior to the Transaction was over six times greater than the SOHI Assets in terms of total assets, that the most useful and informative presentation of the Company’s financial statements was to continue to present the Company as the predecessor entity prior to the Transaction and the combined entity for all periods subsequent.  The implications of the above determinations were as follows:

•
The SOHI Assets of Scorpio, as the accounting acquirer, were recorded at their historical carrying values. On the Transaction date, there were $1.3 million of cash and cash equivalents, $24.7 million of vessels, net, and $9.0 million of non-current debt.

•
The theoretical cost of the reverse acquisition is the fair value of the equity interests that the legal acquiree (the SOHI Assets) would theoretically have had to issue to give the Company’s shareholders the same percentage equity interest in the combined entity that results from the reverse acquisition. This theoretical cost was determined based on the price of the Company’s common shares on the date of the Transaction and was allocated to the Company's pre-Transaction assets and liabilities on a relative fair value basis.

•
This application of purchase accounting therefore resulted in several adjustments to the assets and liabilities of the Predecessor given the difference between the fair value and their carrying value on the date of the Transaction.

There were 7,373,989 common shares of the Predecessor outstanding as of the Transaction date, of which, 1,175,474 were owned by Scorpio as a result of the Private Placement. The fair values of the common shares owned by Scorpio, and of the 6,198,515 non-controlling common shares were determined separately based on the volume-weighted average price of the Company's common shares on the closing date of the Transaction of $3.23 per share. Accordingly, the fair value of the equity of the Predecessor on the Transaction date was determined to be $23.8 million.
The Transaction price was allocated to the Company's pre-Transaction identifiable assets and liabilities on a relative fair value basis as of April 8, 2019. The purchase price allocation of the identifiable assets acquired and liabilities assumed is set forth below:

In thousands of U.S. dollars
Cash and cash equivalents	$1,657
Accounts receivable	3,212
Prepaid expenses	1,198
Fuel, lube oil, and consumables	981
Other current assets	1,098
Vessels, net (1)	154,744
Accounts payable	(1,836)
Other current liabilities (2)	(4,151)
Debt	(132,905)
Other long-term liabilities (2)	(190)
Net assets acquired and liabilities assumed	$23,808

(1)
Vessels, net - The difference between the Transaction price and the fair value of the net assets acquired, excluding vessels, was allocated to vessels which were the Company's only long-lived assets. This amount was allocated to the individual ten PSVs on a relative fair value basis (primarily by the age of each vessel). This resulted in a reduction of $20.7 million when comparing the aggregate carrying value of these vessels prior to and subsequent to the Transaction date. Additionally, a component of the cost of each vessel is related to drydock and engine overhaul costs which was estimated based on recent costs, adjusted for each individual vessel based on the estimated period until the next drydock or engine overhaul and are being depreciated on a straight-line basis over that period.

(2)
Other current and other long-term liabilities (unfavorable contracts) - Other current liabilities and other long-term liabilities include liabilities of $1.4 million and $0.1 million respectively, as a result of an analysis of term contracts for PSVs at rates below market value at the Transaction date. The resulting liabilities are recorded as an adjustment to revenues from the Transaction date until the end of the related term contracts, the last of which ends in December 2020.
Certain adjustments were made to the carrying values of the Company's pre-Transaction identifiable assets and liabilities to reflect their fair value. The most significant are described above. Most other balances were recorded at the historical carrying values of the Predecessor, as we determined that their carrying values approximated fair value. Since this was a reverse acquisition of assets rather than a business combination, there is no resultant goodwill (or bargain purchase) as a result of the purchase price allocation. Nominal transaction costs were incurred as part of the Transaction.
Impairment of Long-Lived Assets
As part of our impairment assessment at December 31, 2019 (Successor), we determined that impairment indicators existed because the market capitalization was less than 50% of shareholders' equity. Accordingly, we proceeded to assess whether the carrying values of the vessels were recoverable by estimating undiscounted future cash flows.
The assumptions that we, as the Successor company, use to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and are forecast through the end of the expected useful life of each vessel, which is assumed to be 25 years from the delivery of the vessel from the shipyard for PSVs and AHTS vessels, and 15 years for crew boats.
The most significant assumption in preparing these undiscounted cash flows is our estimate of revenues, which are derived from our assumptions of utilization adjusted dayrates over the forecast period. Utilization and dayrates in our markets are highly volatile, adjust rapidly when confronted with changes in market conditions, and are difficult to predict. Accordingly, this assumption is highly subjective. In preparing our estimated undiscounted cash flows, we assumed a base case scenario that we believe reflects our undiscounted cash flows over time based upon a lower rate environment. In our base case scenario, our forecasted revenue estimates are primarily based on (i) a combination of the Company's forecast, published time charter rates (as of December 31, 2019, net of broker commissions) for the next year and a 2.0% growth rate (which is based on published historical and forecast inflation rates in the geographies in which we operate) in charter rates in each period through the vessel's 15th year of useful life for PSVs and AHTS vessels, and 10th year of useful life for crew boats, and assuming the growth in expenses over time thereafter will be offset by similar increases in charter revenues, and (ii) our estimated off-hire days and utilization which are based on management's experience and market data. Our revenue estimates are based on published time charter rates, which, in contrast with published spot market rates, already have a utilization component embedded within. Nevertheless, in addition to off-hire days for drydock or engine overhauls, we also forecast additional off-hire time in each year to account for unplanned off-hire. We believe that these dayrates are the most useful approximation of future dayrates as (i) they are derived from actual fixtures in the market and thus reflect a collective, forward looking view of market participants, and (ii) are consistent with activity that the Company has seen in its market activities (either through actual fixtures or tendering activity). Additionally, from a longer term perspective, we believe that the dayrate assumptions utilized in the base case scenario are reasonable as the average dayrates for the PSVs and AHTS vessels over the entire forecast period are approximately equal to the 10-year and 20-year historical average time charter rates.
Our revenue assumptions are supplemented by our best estimate of vessel operating expenses and drydock and engine overhaul costs, which are based on our most recent forecasts and actual experience in 2019 and a 2.0% growth rate in each period thereafter. Historical trends underlying these assumptions have been significantly less volatile than the assumptions underlying revenue over time, and therefore do not involve as high of a degree of subjectivity.
Based on the foregoing, we determined that the undiscounted future cash flows expected to be generated by each vessel over their remaining useful lives in our base case would be sufficient to recover their respective carrying values. Moreover, we considered the estimates of vessel values from independent shipbrokers as a comparison to the undiscounted cash flows:

•	The estimates of vessel values from the independent shipbrokers for the PSVs exceeded their carrying values for each vessel, and by an aggregate of $17.2 million.

•
The estimates of vessel values from the independent shipbrokers for the crew boats and AHTS vessels was lower than their carrying values by an aggregate of $0.9 million. Six vessels had carrying values greater than their fair values by $3.0 million in aggregate and seven vessels had carrying value lower than their fair values by $2.1 million in aggregate.

For the vessels where the vessel values from the independent shipbrokers were less than their carrying values, we re-evaluated the inputs to the undiscounted cash flow analysis, and the sensitivities thereto, and determined that the inputs were reasonable. Accordingly, we determined that our vessels were not impaired.
In our impairment testing, we also examined the sensitivity of the estimated future cash flows and carrying values to be recovered by separately calculating the break-even charter rates, while holding all other assumptions constant. We then evaluated the outcome of the sensitivity analysis performed to assess their impact on our conclusions. Break-even charter rates were approximately 8% lower than the effective charter rates assumed in the testing for the PSVs, 5% lower for the AHTS vessels, and over 10% lower for the crew boats.
Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will improve by any significant degree. Charter rates may decrease, which could adversely affect our revenue and profitability, and any future assessments of vessel impairment. We will continue to monitor developments in charter rates in the markets in which we participate with respect to the expectation of future rates that are utilized in the undiscounted cash flow analyses.
Our fleet as of December 31, 2018 (Predecessor) consisted of ten PSVs. As a result of a prolonged deterioration in market conditions, we determined that the undiscounted future cash flows expected to be generated by each vessel over their remaining useful lives would not be sufficient to recover their respective carrying values. Accordingly, we determined that our vessels were impaired and an impairment charge of $160.1 million was recorded for the year ended December 31, 2018. This impairment charge was measured based upon the amount by which the carrying values of our vessels exceeded their fair values.
Our Fleet - Illustrative comparison of carrying amounts as compared to estimated charter-free market value of certain vessels
During the past few years, the market values of vessels have experienced particular volatility and as a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that no impairment is required at December 31, 2019.
The table set forth below indicates the carrying amount of each of our vessels as of December 31, 2019 (Successor) and December 31, 2018 (Predecessor) and the aggregate difference between the carrying amount and the market value represented by such vessels (see footnotes to the table set forth below). This aggregate difference represents the approximate analysis of the amount by which we believe we would record a loss if we sold those vessels on December 31, 2019, on industry standard terms, in cash transactions and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their basic market values.
Our estimate of basic market value assumes that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from our various industry sources, including:

•	approximate market values for our vessels or similar vessels that we have received from ship brokers, whether solicited or unsolicited, or that ship brokers have generally disseminated;

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping and offshore industry participants and observers;

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales; and

•	offers that we may have received from potential purchasers of our vessels.
As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values and revenues are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

In millions of U.S. dollars			Carrying value as of
Vessel Name	Vessel Type	Year Built	December 31, 2019 (Successor)		December 31, 2018 (Predecessor)

PSV
Hermit Fighter	PSV	2012	15.5	(2)	17.0
Hermit Prosper	PSV	2012	14.4	(2)	17.0
Hermit Power	PSV	2013	14.3	(2)	17.2
Hermit Thunder	PSV	2013	14.4	(2)	17.2
NAO Guardian	PSV	2013	14.5	(2)	17.2
Hermit Protector	PSV	2013	14.4	(2)	17.2
Hermit Viking	PSV	2015	15.8	(2)	17.5
Hermit Storm	PSV	2015	15.7	(2)	17.5
Hermit Galaxy	PSV	2016	16.4	(2)	19.4
Hermit Horizon	PSV	2016	16.4	(2)	19.4

AHTS vessels
Hermit Brilliance	AHTS	2009	5.6	(1)	N/A	(3)
Hermit Baron	AHTS	2009	5.6	(1)	N/A	(3)

Crew boats
Petrocraft 1605-1	Crew Boat	2012	1.0	(2)	N/A	(3)
Petrocraft 1605-2	Crew Boat	2012	1.0	(2)	N/A	(3)
Petrocraft 1605-3	Crew Boat	2012	1.0	(2)	N/A	(3)
Petrocraft 1605-5	Crew Boat	2013	1.1	(1)	N/A	(3)
Petrocraft 1605-6	Crew Boat	2013	1.1	(1)	N/A	(3)
Petrocraft 2005-1	Crew Boat	2015	1.9	(1)	N/A	(3)
Petrocraft 2005-2	Crew Boat	2015	1.9	(1)	N/A	(3)
Petrocraft 1905-1	Crew Boat	2019	1.6	(2)	N/A	(3)
Petrocraft 1905-2	Crew Boat	2019	1.6	(2)	N/A	(3)
Petrocraft 1905-3	Crew Boat	2019	1.6	(2)	N/A	(3)
Petrocraft 1905-4	Crew Boat	2019	1.6	(2)	N/A	(3)

(1)
As of December 31, 2019, the basic charter-free market rate value is lower than each vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $3.0 million.

(2)
As of December 31, 2019, the basic charter-free market rate value is higher than each vessel's carrying value. We believe that the aggregate carrying value of these vessels is lower than their aggregate basic charter-free market value by approximately $19.3 million.

(3)	These vessels were acquired during the year ended December 31, 2019.
As described elsewhere in this report, in the calendar year 2020, the markets in which we operate have experienced a precipitous decline in activity, charter rates, and utilization brought on by the confluence of a crash in oil prices along with the COVID-19 pandemic. Should these market conditions persist for an extended period of time, they are expected to have a consequential impact on the assumptions underlying our impairment testing.
Vessels, net
Vessels are stated at historical costs, less accumulated depreciation and impairment. Depreciation is provided by the straight-line method over the estimated useful life of 25 years for the PSVs and AHTS vessels, and 15 years for the crew boats based on upon the date the vessel is delivered from the yard.
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
Drydocking and engine overhaul
Our PSVs and AHTS vessels are required to be drydocked approximately every 30 - 60 months (depending on vessel age), and to have engines overhauled after 10,000 - 12,000 running hours. We will capitalize a substantial portion of the costs incurred during drydocking and overhaul, and amortize those costs on a straight-line basis from the completion of a drydocking, intermediate survey or overhaul to the estimated completion of the next drydocking or overhaul. Drydocking costs include a variety of costs incurred while vessels are placed within drydock, including expenses related to the dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. We also capitalize those costs incurred as part of the drydock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during drydocking, and for annual class survey costs. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.
For an acquired or newly built vessel, a drydock component is estimated and accounted for as a separate component of the vessel’s cost. The drydock component is depreciated on a straight-line basis to the next estimated drydock. The estimated amortization period for a drydock is based on the estimated period between drydocks. When the drydock expenditure is incurred prior to the expiry of the period, the remaining balance is expensed.
A. Operating Results
Reverse Asset Acquisition and Impact on Comparability between Historical Periods
In April 2019, we acquired 13 vessels consisting of two AHTS vessels and 11 crew boats from SOHI, a related party, in exchange for 8,126,219 common shares of the Company. As part of this acquisition, the Company assumed the aggregate outstanding indebtedness of $9.0 million under the DVB Credit Facility relating to the two AHTS vessels. The assets acquired in this transaction are collectively referred to as the "SOHI Assets", and the transactions to acquire the SOHI Assets and the assumption of the related indebtedness, are referred to as the "Transaction".
As a result of the Transaction, SOHI and its affiliated entities, which are part of Scorpio, obtained a controlling voting interest in the Company.  Accordingly, under the relevant accounting guidance, Scorpio was identified as the accounting acquirer of the Company, and the Transaction is considered to be a reverse acquisition.  Moreover, the Company determined that the Transaction constitutes a reverse acquisition of assets rather than a reverse business combination.
Under the applicable accounting guidance, a reverse asset acquisition results in a change in the basis of accounting on the Transaction date. As a result, the financial information presented following the Transaction is not directly comparable to historical periods.

Since it has been determined that the Transaction constitutes an acquisition of assets, the historical financial information prior to the date of the Transaction presented herein (and in future reports and filings) will continue to reflect the results and position of the Company prior to the Transaction rather than that of the SOHI Assets as would be required in a business combination. The Company believes that the historical financial information of the Company prior to the Transaction is more relevant to investors than the historical financial information of the SOHI Assets due to the relative carrying value of the Company's ten PSVs compared to the SOHI Assets and that the value and operating results of the PSVs are expected to be the ultimate driver of the Company's business in future periods. The results from the operations and cash flows of the SOHI Assets are included only in the Company's financial information from the Transaction date.
Accordingly, the Company's pre-Transaction financial information is presented for the period January 1, 2019 to April 8, 2019 (Predecessor), and for each of the years ended December 31, 2018 and 2017 (Predecessor). The Company’s post-Transaction financial information is presented for the period from April 9, 2019 to December 31, 2019 (Successor). The accounting implications of the Transaction are further described in "Note 3, Reverse Asset Acquisition" to our consolidated financial statements included herein.
We present our Statement of Operations and Comprehensive (Loss) Income using charter revenues and charter costs. During the periods January 1, 2019 to April 8, 2019 (Predecessor), April 9, 2019 to December 31, 2019 (Successor) and the years ended December 31, 2018 and 2017 (Predecessor), our PSVs were employed in the North Sea (the "North Sea" reporting segment) on both spot and term charters. During the period April 9, 2019 to December 31, 2019 (Successor), our AHTS vessels and crew boats were employed off the West Coast of Africa (the "West Coast of Africa" reporting segment) on both spot and term charters.
RESULTS OF OPERATIONS FOR THE PERIODS FROM JANUARY 1, 2019 TO APRIL 8, 2019 (PREDECESSOR), APRIL 9, 2019 TO DECEMBER 31, 2019 (SUCCESSOR), AND THE YEAR ENDED DECEMBER 31, 2018

	Successor	Predecessor
	April 9 - December 31, 2019	January 1 - April 8, 2019	Year ended December 31, 2018
In thousands of U.S. dollars
Charter revenue	36,555	5,258	20,654
Vessel operating expenses	(27,230)	(6,612)	(25,173)
Voyage expenses	(1,124)	(395)	(2,215)
General and administrative expenses	(4,534)	(1,207)	(4,757)
Depreciation	(8,452)	(2,205)	(17,298)
Impairment loss on vessels	—	—	(160,080)
Interest income	39	21	207
Interest expense	(6,571)	(2,555)	(8,031)
Other financial expense, net	(136)	32	(601)
Income taxes	—	—	—
Net loss	(11,453)	(7,663)	(197,294)
Net loss. Net loss was $7.7 million for the period January 1, 2019 to April 8, 2019 (Predecessor) and $11.5 million for the period from April 9, 2019 to December 31, 2019 (Successor) and $197.3 million in for the year ended December 31, 2018 (Predecessor). The changes in these periods are discussed below.
Charter revenue. Charter revenues were $5.3 million for the period from January 1, 2019 to April 8, 2019 (Predecessor) and $36.6 million for the period from April 9, 2019 to December 31, 2019 (Successor) and were $20.7 million for the year ended December 31, 2018 (Predecessor).
The following is a summary of our consolidated revenue by vessel type, in addition to the average day rates and effective day rates.

	Successor	Predecessor
	April 9 - December 31, 2019	January 1 - April 8, 2019	Year ended December 31, 2018
In thousands of U.S. dollars
PSVs (North Sea)	29,911	5,258	20,654
AHTS vessels (West Coast of Africa)	3,729	—	—
Crew boats (West Coast of Africa)	2,915	—	—
Total charter revenue	36,555	5,258	20,654

	Successor	Predecessor
	April 9 - December 31, 2019	January 1 - April 8, 2019	Year ended December 31, 2018
North Sea
PSVs
Average dayrates per on-hire day	$11,636	$9,496	$10,239
Utilization rate %	90.7%	73.0%	58.6%
Effective dayrates	$10,549	$6,936	$6,001

Available days	2,645	701	3,073
On-hire days	2,398	512	1,801
Lay-up days	25	279	577

West Coast of Africa
AHTS vessels
Average dayrates per on-hire day	$8,647	N/A	N/A
Utilization rate %	73.7%	N/A	N/A
Effective dayrates	$6,371	N/A	N/A

Available days	532	N/A	N/A
On-hire days	392	N/A	N/A
Lay-up days	—	N/A	N/A

Crew boats
Average dayrates per on-hire day	$2,492	N/A	N/A
Utilization rate %	39.2%	N/A	N/A
Effective dayrates	$977	N/A	N/A

Available days	2,948	N/A	N/A
On-hire days	1,155	N/A	N/A
Lay-up days	—	N/A	N/A

PSV revenue - PSV revenues were $5.3 million for the period January 1, 2019 to April 8, 2019 (Predecessor) and $29.9 million for the period April 9, 2019 to December 31, 2019 (Successor) and $20.7 million for the year ended December 31, 2018 (Predecessor).
The increase in PSV revenue was primarily driven by overall improvements in the North Sea market during 2019. The North Sea market is split between the Norwegian sector and the UK sector and our vessels operate in both sectors. During 2019, the number of working oil rigs increased in both sectors, driving higher dayrates and utilization across our entire PSV fleet.
Additionally, four of our PSVs were laid-up for a total of 577 days during the year ended December 31, 2018, whereas three PSVs were laid up for a total of (i) 279 days for the period January 1, 2019 to April 8, 2019 (Predecessor) and (ii) 25 days for the period April 8, 2019 to December 31, 2019 (Successor).
AHTS vessel revenue - AHTS vessel revenues were $3.7 million for the period April 9, 2019 to December 31, 2019 (Successor). There were no revenues for the Predecessor periods as our two AHTS vessels were acquired as part of the Transaction. Both vessels were drydocked in accordance with their scheduled, class required special surveys in 2019. While not presented, AHTS vessel dayrates were largely consistent with 2018.
Crew boat revenue - Crew boat revenues were $2.9 million for the period of April 9, 2019 to December 31, 2019 (Successor). There were no revenues for the Predecessor periods as the crew boats were acquired as part of the Transaction. Nevertheless, crew boat dayrates were largely consistent with 2018. Moreover, the Company's four 1905 series crew boats were delivered from the shipyard in January 2019 and immediately commenced long term charters at approximately $2,400 per vessel per day.
Vessel operating expenses. Vessel operating expenses were $6.6 million for the period from January 1, 2019 to April 8, 2019 (Predecessor) and $27.2 million for the period from April 9, 2019 to December 31, 2019 (Successor) and were $25.2 million for the year ended December 31, 2018 (Predecessor). The following is a summary of our consolidated vessel operating expenses per vessel type, in addition to vessel operating expenses per day and the number of operating days:

	Successor	Predecessor
In thousands of U.S. dollars	April 9 to December 31, 2019	January 1 to April 8, 2019	Year ended December 31, 2018
Vessel operating expenses
PSVs (North Sea)	$20,104	$6,612	$25,173
AHTS vessels (West Coast of Africa)	3,209	—	—
Crew boats (West Coast of Africa)	3,917	—	—
Total vessel operating expenses	27,230	6,612	25,173

Vessel operating expenses per day
PSVs (North Sea)	$7,530	$6,747	$6,897
AHTS vessels (West Coast of Africa)	6,032	N/A	N/A
Crew boats (West Coast of Africa)	1,329	N/A	N/A

Operating days
PSVs (North Sea)	2,670	980	3,650
AHTS vessels (West Coast of Africa)	532	N/A	N/A
Crew boats (West Coast of Africa)	2,948	N/A	N/A
PSV vessel operating expenses - PSV vessel operating expenses were $6.6 million for the period from January 1, 2019 to April 8, 2019 (Predecessor) and $20.1 million for the period from April 9, 2019 to December 31, 2019

(Successor) and were $25.2 million for the year ended December 31, 2018 (Predecessor). The increase in vessel operating expenses and vessel operating expenses per day during 2019 is primarily the result of a reduction in the number of days that our vessels were in lay-up during 2019 compared with 2018. Vessel operating expenses are significantly reduced while a vessel is in lay-up. Our PSVs were in layup for 577 days during 2018 and 304 days during 2019 (with 279 days in the Predecessor period from January 1, 2019 to April 8, 2019 and 25 days for the Successor period from April 9, 2019 to December 31, 2019).
General and administrative expenses. General and administrative expenses were $1.2 million for the period from January 1, 2019 to April 8, 2019 (Predecessor) and $4.5 million for the period from April 9, 2019 to December 31, 2019 (Successor) and were $4.8 million for the year ended December 31, 2018 (Predecessor). This increase is primarily due to (i) the various strategic initiatives that the Company executed during 2019 which resulted in an increase in legal and professional fees , (ii) the transition of various back-office functions resulting from the change in the management of the Company, and (iii) the Transaction, which increased the size of the Company's fleet by 13 additional vessels.
Depreciation. Depreciation was $2.2 million for the period from January 1, 2019 to April 8, 2019 (Predecessor) and $8.5 million for the period from April 9, 2019 to December 31, 2019 (Successor) and $17.3 million for the year ended December 31, 2018 (Predecessor). As of December 31, 2018, the Company recorded an impairment loss on the ten PSVs of $160.1 million, which reduced the depreciable basis of the vessels, therefore decreasing the depreciation expense in the periods from January 1, 2019 to April 8, 2019 and April 9, 2019 to December 31, 2019. Additionally, as part of the Transaction, the carrying value of the ten PSVs was reduced by $20.7 million as a result of the reverse acquisition accounting treatment (as described in "Note 3, Reverse Asset Acquisition" to our consolidated financial statements included herein). Both of these events resulted in a reduction in depreciation expense for the ten PSVs in the Successor period when compared with the Predecessor period. This decrease was offset by an increase in depreciation expense resulting from the acquisition of the AHTS vessels and crew boats as part of the Transaction.
Impairment loss on vessels. As of December 31, 2018, we determined that the undiscounted future cash flows expected to be generated by each vessel over their remaining useful lives would not be sufficient to recover their respective carrying values. Accordingly, we determined that our vessels were impaired and an impairment charge of $160.1 million was recorded for the year ended December 31, 2018. This impairment charge was measured based upon the amount by which the carrying values of our vessels exceeded their fair values. An impairment charge was not recorded in 2019.
Interest expense. Interest expense was $2.6 million for the period from January 1, 2019 to April 8, 2019 (Predecessor) and $6.6 million for the period from April 9, 2019 to December 31, 2019 (Successor) and $8.0 million for the year ended December 31, 2018. As part of the Transaction, we assumed the aggregate outstanding indebtedness of $9.0 million under the DVB Credit Facility (described below) relating to the AHTS vessels. The increase in interest expense was driven by the additional interest expense related to this new facility, which was partially offset by decreases in LIBOR rates throughout 2018 and into 2019.
Please see "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates" for further information.
RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2018 COMPARED TO THE YEAR ENDED DECEMBER 31, 2017
For a discussion of our results for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Year Ended December 31, 2018 Compared to Year Ended December 31, 2017” contained in our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on May 15, 2019.
B. Liquidity and Capital Resources
Our primary sources of funds for our short-term and long-term liquidity needs have historically been the raising of new equity in combination with loan financing, as discussed in further detail below. As of December 31, 2019 (Successor) and December 31, 2018 (Predecessor) we had cash and cash equivalents of $12.7 million and $8.4 million, respectively.
Equity Issuances and Equity Lines of Credit

In December 2018, we issued an aggregate of 1,175,474 common shares in a private placement with SOI, a related party, at $4.20 per share, resulting in net proceeds to us of $4.9 million.
In April 2019, we acquired 13 vessels (the SOHI Assets) from SOHI, a related party, in exchange for 8,126,219 common shares of the Company at approximately $2.78 per share for an aggregate consideration of $22.6 million.  As part of this acquisition, we assumed the aggregate outstanding indebtedness of $9.0 million relating to two of the acquired vessels.
In March 2019, we entered into an Initial Equity Line of Credit with SOI, a related party, and Mackenzie. The Initial Equity Line of Credit provided for $20 million to be available on demand to the Company in exchange for common shares of the Company priced at 0.94 multiplied by the then-prevailing 30-day trailing volume weighted average price. The issuances of common shares under the Initial Equity Line of Credit during the year ended December 31, 2019 were as follows:

•	In April 2019, 3,240,418 common shares were issued under the Initial Equity Line of Credit (split equally between SOI and Mackenzie) for approximately $2.78 per share and net proceeds of $9.0 million.

•	In June 2019, 1,421,472 common shares were issued under the Initial Equity Line of Credit (split equally between SOI and Mackenzie) for approximately $3.52 per share and net proceeds of $5.0 million.

•
In October 2019, 2,356,108 common shares were issued under the Initial Equity Line of Credit (split equally between SSH, a related party (as SOI’s nominee), and Mackenzie) for $1.06 per share for aggregate net proceeds of $2.5 million.

•
In December 2019, 3,143,709 common shares were issued under the Initial Equity Line of Credit for aggregate net proceeds of $3.5 million. 1,492,508 common shares were issued to Mackenzie and 1,651,201 common shares were issued to SSH, a related party (as SOI’s nominee), each for $1.11 per share.

Following the December 2019 issuance, the Initial Equity Line of Credit was fully drawn, and there is no further capacity thereunder.
In January 2020, the Company executed the New Equity Line of Credit with SSH, a related party, which provides for $15 million to be available on demand to the Company in exchange for its common shares priced at 0.94 multiplied by the then-prevailing five-day trailing volume weighted average price. Under the terms of the New Equity Line of Credit, the Company is precluded from issuing shares under the New Equity Line of Credit if the price of the Company’s common stock (calculated on a volume weighted average basis over the preceding five days) is below $0.60 per share.
In March 2020, we issued 5,668,317 common shares to SSH for $0.88 per share under the New Equity Line of Credit for aggregate net proceeds of $5.0 million.
Our Borrowing Activities
Initial Credit Facility
On December 19, 2013, we entered into the Initial Credit Facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ). In March 2015, we expanded the availability under our Initial Credit Facility from $60.0 million to $150.0 million to partially finance the purchase of certain of the PSVs in our fleet.
As of December 31, 2016, as a result of a significant deterioration in market conditions, we were in breach of three of the financial covenants under this facility, (i) the minimum value adjusted amount of equity, (ii) the minimum value adjusted equity ratio clause and (iii) a minimum level of liquidity. In 2017 a waiver was obtained from the lenders lowering (i) the minimum value of equity and (ii) the minimum value adjusted equity ratio covenant requirements to levels at which the Company was in compliance, and suspending (iii) the minimum level of liquidity covenant. These waivers were effective until April 30, 2018. On April 30, 2018 we executed an amendment to the Initial Credit Facility that extended the waiver period until December 31, 2019. Under the terms of the waiver, we were unable to draw further on the Initial Credit Facility until we complied with the original terms and conditions set forth thereunder, and the interest rate increased from LIBOR plus a margin of 2.0% to LIBOR plus a margin of 4.0%.
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
In December 2018, we executed the Private Placement with SOI whereby SOI invested $5 million in a private placement of the Company’s shares at a price of $4.20 per share. Effective upon closing of the Private Placement, $1.9 million of the proceeds were immediately used to repay a portion of the Initial Credit Facility and regain compliance with the security coverage ratio. Additional temporary waivers were granted under the Initial Credit Facility as a result of the Private Placement and corresponding debt repayment. As of December 31, 2018, we were in compliance with the modified terms under the Initial Credit Facility and the loan was not considered callable.
In April 2019, the lenders under the Initial Credit Facility agreed to extend the waivers of certain financial covenants with which the Company was not in compliance until January 31, 2020 as part of a broader set of agreements to recapitalize the Company.  This agreement included a commitment by the lenders under the Initial Credit Facility, for a new $132.9 million term loan facility with maturity of December 6, 2023 to refinance the Initial Credit Facility, subject to certain conditions precedent, the most significant of which was the requirement to raise an additional $15 million of equity before January 31, 2020. In December 2019, we reached an agreement with the lenders under the Initial Credit Facility to satisfy these conditions precedent with the New Equity Line of Credit with SSH, and thus we refinanced the Initial Credit Facility in full with the New Term Loan Facility in January 2020, as further described below.
$132.9 million was outstanding under our Initial Credit Facility at each of December 31, 2019 (Successor) and December 31, 2018 (Predecessor). We were in compliance with the covenants set forth under the waivers of the Initial Credit Facility at December 31, 2019. Additionally, the amount outstanding at December 31, 2019 was classified as non-current on consolidated balance sheet on the basis of the agreement and subsequent execution of the new term loan facility as described below.
New Term Loan Facility
As described above, in December 2019, we reached an agreement with the lenders under the Initial Credit Facility, whereby it was agreed that the New Equity Line of Credit satisfied the condition precedent required to refinance the Initial Credit Facility with the New Term Loan Facility. In January 2020, we completed the refinancing of the Initial Credit Facility with the New Term Loan Facility. The New Term Loan facility is collateralized by our ten PSVs and 11 crew boats, bears interest at LIBOR plus a margin 3.50% through December 2021, LIBOR plus a margin of 4.50% from December 2021 through December 2022 and LIBOR plus a margin of 5.5% from December 2022 through the maturity date of December 2023 (the margin in all periods can be reduced if the Company meets certain Net Debt to EBITDA thresholds). The New Term Loan Facility is repayable in equal, semi-annual installments of $7.5 million beginning in December 2021 with a balloon payment due upon the maturity date of December 6, 2023.
The New Term Loan Facility is secured by:

•	a first priority mortgage over the relevant collateralized vessels under the specific facility;

•	a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;

•	a pledge of earnings generated by the mortgaged vessels for the specific facility; and

•	a pledge of the equity interests of each vessel owning subsidiary under the specific facility.
The New Term Loan Facility contains financial and restrictive covenants, as summarized below:

•
Cash and cash equivalents shall at all times be equal to or greater than $500,000 per vessel above 2,500 DWT. The Company’s two AHTS vessels and 11 crew boats are excluded from this definition. Accordingly, the minimum liquidity under the New Term Loan Facility is $5 million based on our fleet as of December 31, 2019.

•
The ratio of net debt (defined as total debt less cash) to total capitalization (defined below) shall be no greater than 0.70 to 1.00 from the date that the New Term Loan Facility is executed through December 31, 2020 and 0.65 to 1.00 thereafter through the maturity date of December 6, 2023. Undrawn amounts available under the

New Equity Line of Credit are included as part of the definition of total capitalization (defined as net debt plus equity plus amounts available under the New Equity Line of Credit).

•	Current assets shall at all times exceed current liabilities less the current portion of the long term liabilities;

•
The aggregate fair market value of the vessels collateralized under the New Term Loan Facility shall at all times be at least 115% of the aggregate outstanding principal amount until December 7, 2021, 125% of the aggregate outstanding principal amount until December 7, 2022, and 130% at all times thereafter.

•	We are restricted from paying dividends for 24 months following the date of the execution of the New Term Loan Facility.
The New Term Loan Facility also contains customary events of default, including cross default provisions and a subjective acceleration clause under which the debt could become due and payable in the event of a material adverse change in the Company’s business.
DVB Credit Facility and Supplemental Agreement
As part of the Transaction, we assumed the aggregate outstanding indebtedness of $9.0 million under the DVB Credit Facility relating to the AHTS vessels. The DVB Credit Facility was supplemented on April 10, 2019 as part of the Transaction.
The borrowers under the DVB Credit Facility are the respective vessel owning entities of the AHTS vessels. The DVB Credit Facility bears interest at LIBOR plus a margin of 2.75% and contains a financial covenant whereby the Company must maintain minimum liquidity of an aggregate of $0.75 million in the bank accounts that are pledged as security under the facility (as described in "Note 4 - Cash and Cash Equivalents" to our consolidated financial statements included herein).
For the first 36 months after the initial drawdown date (through September 2020), the terms of the DVB Credit Facility require that we fund any Excess Earnings (defined as each vessel's earnings less budgeted operating expenses, interest payments and the maintenance of the minimum liquidity requirement) related to such vessels, up to $3.6 million in aggregate, to a drydock reserve account, the proceeds of which are to be utilized for the vessel’s next scheduled drydock. Any Excess Earnings related to each vessel, after funding the minimum liquidity requirement and drydock reserve account, shall be utilized to repay the credit facility.  Starting 39 months after the initial drawdown date, the DVB Credit Facility shall be repaid in consecutive quarterly installments of $0.2 million in aggregate with a balloon payment due upon the maturity date of September 2022.
This facility contains financial and restrictive covenants, which require the borrowers to, among other things, comply with certain financial tests (as described above).  This facility is secured by, among other things:

•	a first preferred mortgage over the two AHTS vessels which are collateralized under this facility;

•	an assignment of earnings, insurances and charters from the two mortgaged AHTS vessels;

•	a pledge of the related earnings accounts and drydock reserve accounts of the borrowers in respect of the two mortgaged AHTS vessels; and

•	a pledge of the equity interests in each of the borrowers.
The DVB Credit Facility also contains customary events of default, including a subjective acceleration clause under which the debt could become due and payable in the event of a material adverse change in the Company’s business.
The outstanding balance under this credit facility was $9.0 million as of December 31, 2019, and we were in compliance with the financial covenants as of that date.
Liquidity Outlook
Cash on hand was $12.7 million as of December 31, 2019 (Successor), compared to $8.4 million as of December 31, 2018 (Predecessor).
Under ASC paragraph 205-40 (the "Standard"), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.  Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.
The Company regularly performs cash flow projections to evaluate (i) whether it will be in a position to cover the liquidity needs for the next 12-month period and (ii) the compliance with financial and security ratios under the existing and future financing agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations.  Nevertheless, volatility in the offshore market makes forecasting difficult, and there is the possibility that the Company’s actual trading performance during the coming year may be materially different from expectations.
Economic conditions in the offshore market during 2019 reflected a gradual improvement from the lows of previous years and were showing signs that the industry was in the early stages of a broader recovery. The Company’s operating results during 2019 (in both the Predecessor and Successor periods) reflected this improvement, as losses from operations narrowed when compared to prior periods. Additionally, as highlighted elsewhere in these financial statements, the Company executed a series of transactions during 2019 and 2020, such as the Transaction, the New Term Loan Facility and the New Equity Line of Credit in an effort to recapitalize the Company and create a platform for future growth.
Nevertheless, since the beginning of calendar year 2020, the COVID-19 outbreak has resulted in the implementation of numerous actions by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets which has reduced the global demand for oil and related products. Additionally, in March 2020, output disagreements between OPEC producing nations (led by Saudi Arabia) and Russia triggered a price war sending the price of crude oil to lows not seen in decades. The confluence of these events has resulted in a precipitous pull back of production and capital expenditure outlays from major oil producers throughout the world. Consequently, the markets in which our vessels operate have come under significant pressure in the form of reduced spot market rates and utilization, higher lay-up activity, and contract cancellations and renegotiations.
These conditions have caused management to revisit its cash flow projections for the next 12-month period under revised assumptions. Under these revised assumptions, the Company projects that it might breach certain financial covenants under its credit facilities within 12 months from the date of the financial statements included herein. Additionally, under the terms of the New Equity Line of Credit, the Company is precluded from issuing shares under the New Equity Line of Credit if the price of the Company’s common stock (calculated on a volume weighted average basis over the preceding five days) is below $0.60 per share. In March and April 2020, the price of the Company’s common stock fell below this threshold on certain occasions and for sustained periods of time. Additionally, as described in Item 3. Key Information D. Risk Factors, we have received two deficiency notifications from the NYSE that could result in suspension or delisting of our common shares. We have until November 2020, and August 2021, subject to certain conditions, to cure each of these deficiencies. If our stock is delisted, then the Company is precluded from issuing shares under the New Equity Line of Credit. If additional liquidity under the New Equity Line of Credit is unavailable, the Company might breach covenants under its credit facilities, or face liquidity constraints, sooner than would otherwise occur under the revised projections.
The Company has commenced discussions with its lenders in an effort to find possible solutions and is also considering other strategic alternatives to meet the Company’s obligations, such as the sale of some or all of the vessels in the Company’s fleet. The Company has also engaged an advisor to provide consultation throughout this process. There can be no assurance that these or other measures will be successful.
As these discussions are currently in a preliminary phase, there are no remedies that can be considered as probable for purposes of the Standard.  Accordingly, substantial doubt is deemed to exist about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.
Cash Flow
The table below summarizes our sources and uses of cash for the periods presented:

	Successor	Predecessor
In thousands of U.S. dollars	April 9 - December 31, 2019	January 1 - April 8, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Cash flow data
Net cash inflow/(outflow)
Operating activities	(10,298)	(6,789)	(21,807)	(14,032)
Investing activities	1,657	—	(45)	(830)
Financing activities	20,000	—	(1,010)	43,403
For the periods January 1, 2019 to April 8, 2019 (Predecessor), April 9, 2019 to December 31, 2019 (Successor) and the year ended December 31, 2018 (Predecessor).
Cash outflows from operating activities were $6.8 million for the period January 1, 2019 to April 8, 2019 (Predecessor), $10.3 million for the period April 9, 2019 to December 31, 2019 (Successor), and $21.8 million for the year ended December 31, 2018.
For the period January 1, 2019 to April 8, 2019 (Predecessor), the cash outflows from operating activities consisted mainly of a net loss of $7.7 million along with drydocking and engine overhaul costs of $0.8 million, offset by $2.2 million of non-cash depreciation expense.
For the period April 9, 2019 to December 31, 2019 (Successor), the cash outflows from operating activities consisted mainly of:

•	net losses of $11.4 million for the period, as a result of operations of the PSVs, AHTS vessels, and crew boats; and

•
engine overhaul and drydock payments of $5.4 million, which consisted of $3.6 million for the drydocking of the two AHTS vessels and the remaining $1.8 million for the drydock and engine overhauls of four of the PSVs.

This activity was partially offset by non-cash depreciation expense of $8.5 million, which includes depreciation expense for the AHTS vessels and crew boats, as well as depreciation expense on the PSVs subsequent to the reduction of the net book values of the PSVs as a result of the purchase price allocation resulting from the Transaction.
For the year ended December 31, 2018 (Predecessor), the cash flows from operating activities were mainly driven by a net loss that was impacted by several vessels being laid-up throughout the year, offset by non-cash depreciation expenses of $17.3 million and a net increase in current assets and liabilities of $1.2 million.
Cash inflows from investing activities was zero for the period January 1, 2019 to April 8, 2019 (Predecessor), $1.7 million for the period April 9, 2019 to December 31, 2019 (Successor), and $0.1 million for the year ended December 31, 2018. Cash inflows from investing activities of $1.2 million for the period April 9, 2019 to December 31, 2019 (Successor) was driven by cash acquired from the Predecessor as part of the Transaction in April 2019.
Cash flows from financing activities were zero for the period January 1, 2019 to April 8, 2019 (Predecessor), an inflow of $20.0 million for the period April 9, 2019 to December 31, 2019 (Successor), and a net outflow of $1.0 million for the year ended December 31, 2018 (Predecessor). The cash inflows for the period April 9, 2019 to December 31, 2019 (Successor) reflect the drawdowns under the Initial Equity Line of Credit, which are discussed in further detail above. During the year ended December 31, 2018, we raised $5.0 million of net proceeds from the Private Placement, which was offset by principal repayments on our Initial Credit Facility of $4.1 million, in addition to the payment of approximately $1.9 million of cash dividends.

For the year ended December 31, 2018 compared to the year ended December 31, 2017
For a discussion of our cash flows for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Cash Flow” contained in our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on May 15, 2019.
C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
The OSV industry is cyclical and changes in oil price and exploration activity are causing volatility in the charter hire rates. The market is subject to seasonality with lower activity in the winter months. See "Item 4. Information on the Company—B. Business Overview—The International Offshore Market."

E. Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
F. Tabular Disclosure of Contractual Obligations
Our contractual obligations as of December 31, 2019, consist of our obligations as a borrower under our Initial Credit Facility and the DVB Credit Facility.
The following table sets out financial, commercial and other obligations outstanding as of December 31, 2019 (all figures in thousands of USD).

In thousands of U.S. dollars	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Initial Credit Facility (1)	$132,905	—	$22,500	110,405	—
DVB Credit Facility (2)	9,000	207	8,793	—	—
Interest Payments (3)	27,915	5,783	14,492	7,640	—
Technical management fees (4)	2,211	1,417	794	—	—
Commercial management fees (5)	101	98	3	—	—
Total	$172,132	$7,505	$46,582	$118,045	—

(1)
Refers to obligations to repay indebtedness outstanding under the Initial Credit Facility as of December 31, 2019. The conditions precedent to refinance the Initial Credit Facility with the New Term Loan Facility were met as of December 31, 2019. Accordingly, the repayment obligations set forth reflect the terms and conditions under the New Term Loan Facility as of that date.

(2)	Refers to obligations to repay indebtedness outstanding under the DVB Credit Facility as of December 31, 2019.

(3)	Refers to estimated interest payments over the terms of the aggregate indebtedness outstanding as of December 31, 2019.

(4)
Our technical manager for the AHTS vessels and crew boats, SSM, a related party, charges fees for its services pursuant to a Master Agreement. Pursuant to this Master Agreement, the fixed annual technical management fee is $156,000 per AHTS vessel and $43,800 per crew boat. Under the terms of the Master Agreement, the termination fees are subject to a notice period of 24 months.

Our technical managers for the PSVs, Remøy, and V.Ships, charge fees for their services pursuant to the relevant Standard Ship Management Agreements. Pursuant to the agreement with Remøy, the fixed annual technical management fee is 2,000,000 NOK per PSV. Pursuant to the agreement with V.Ships, the fixed annual technical management fee is $300,000 per PSV. Under the terms of both agreements, the termination fees are subject to a notice period of three months.

(5)
We pay our commercial manager, SCM, a related party, a management fee equal to 1.25% of gross revenues per charter fixture, pursuant to the Master Agreement. Under the terms of the Master Agreement, the termination fees are subject to a notice period of 24 months.

As of December 31, 2019, we had $12.7 million in cash on hand.
G. Safe Harbor
See "Cautionary Statement Regarding Forward Looking Statements" at the beginning of this annual report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers as of the date of this annual report. Our Board of Directors currently consists of seven directors and is elected annually on a staggered basis. Each director elected holds office for a three-year term or until his or her successor is duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. The term of our Class A directors will expire at our 2020 annual meeting of shareholders. The term of our Class B directors will expire at the 2021 annual meeting of shareholders. The term of our Class C directors will expire at the 2022 annual meeting of shareholders.

Officers are appointed from time to time by our Board of Directors and hold office until a successor is appointed. The business address of each of our directors and executive officers listed below is Hermitage Offshore Services Ltd., LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.

Name	Age	Position
Emanuele Lauro	41	Chairman, Class A Director, Chief Executive Officer
Robert Bugbee	59	Class C Director and President
Marianne Økland	57	Class B Director and Audit Committee Chair
Marianne Lie	58	Class C Director, Lead Independent Director and Nominating and Corporate Governance Committee Chair
Paul J. Hopkins	72	Class B Director and Compensation Committee Chair
Bjarte Boe	62	Class A Director
Cameron Mackey	51	Class B Director and Chief Operating Officer
Filippo Lauro	43	Vice President
Christopher Avella	41	Chief Financial Officer
Fan Yang	32	Secretary
David M. Workman resigned from the Board of Directors with effect from November 13, 2019. The Board of Directors has not yet filled the casual vacancy created by Mr. Workman's resignation.
Biographical information concerning the directors and executive officers listed above is set forth below.
Emanuele A. Lauro, Chairman, Class A Director and Chief Executive Officer
Mr. Emanuele A. Lauro has served as the Company's Chairman and Chief Executive Officer since December 2018. He has also served as Chairman and Chief Executive Officer of Scorpio Tankers Inc. (NYSE: STNG), since its initial public offering in 2010, and of Scorpio Bulkers Inc. (NYSE: SALT), since its formation in 2013. He served as director of the Standard Club from May 2013 to January 2019. Mr. Emanuele Lauro joined Scorpio in 2003 and has continued to serve there in a senior management position since 2004. Under his leadership, Scorpio has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 250 vessels in 2019. Over the course of the last several years, Mr. Emanuele Lauro has founded and developed all of the Scorpio Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. He has a degree in international business from the European Business School, London. Mr. Emanuele Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Robert Bugbee, Class C Director and President
Mr. Robert Bugbee has served as a Director and President of the Company since December 2018.  He has also served as a Director and President of Scorpio Tankers Inc. since its initial public offering in April 2010, and as President and Director of Scorpio Bulkers Inc. since July and April 2013, respectively. He has more than 35 years of experience in the shipping industry. He joined Scorpio in March 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company which was sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time, he took a two-year sabbatical beginning 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.
Cameron Mackey, Class B Director and Chief Operating Officer
Mr. Cameron Mackey has served as the Company's Chief Operating Officer since December 2018 and as a Director since July 2019. He has also served as Chief Operating Officer of Scorpio Tankers Inc. since 2010, and as a

Director since May 2013. Mr. Mackey has also served as Chief Operating Officer of Scorpio Bulkers Inc. since July 2013. He joined Scorpio in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio, he was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
Filippo Lauro, Vice President
Mr. Filippo Lauro has served as the Company's Vice President since December 2018. He has also served as Vice President of Scorpio Tankers Inc. since May 2015 and of Scorpio Bulkers Inc. since June 2016. Mr. Filippo Lauro joined Scorpio in 2010 and has continued to serve there in a senior management position. Prior to joining Scorpio, he was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development. Mr. Filippo Lauro is the brother of our Chairman and Chief Executive Officer, Mr. Emanuele Lauro.
Christopher Avella, Chief Financial Officer
Mr. Avella has served as the Company's Chief Financial Officer since June 2019. He has also served as Controller of Scorpio Tankers Inc. since 2014.  Prior to joining Scorpio Tankers Inc. in 2010, he was with Ernst & Young in its audit practice from 2002 through 2006 and its transaction advisory services practice from 2006 through 2010 where he was a senior manager.  Mr. Avella is a certified public accountant and has a B.S. in accounting from Rutgers University, an M.B.A. from Seton Hall University and an M.S. in finance from Georgetown University.
Fan Yang, Secretary
Ms. Fan Yang has served as the Company’s Secretary since June 2019. In addition to her position with the Company, Ms. Yang also serves as the secretary of Scorpio Bulkers Inc. and Scorpio Tankers Inc. She is admitted as a solicitor of the Supreme Court of England and Wales. Prior to joining Scorpio, Ms. Yang was in private practice in London at Travers Smith LLP and Freshfields Bruckhaus Deringer LLP, and led a law reform project at the Law Commission, an independent body that makes recommendations for the reform of the law of England and Wales to Parliament. She has a B.A. in Law from the University of Cambridge.
Marianne Økland, Class B Director
Ms. Økland has served as our Class B Director and Audit Committee Chair since January 2019. In addition, she has served as a non-executive director and member of the Audit Committee of Scorpio Tankers Inc. since April 2013. Between 2010 and 2019, she held various non-executive director positions at IDFC Limited, at IDFC Alternatives (India), NLB (Slovenia), the National Bank of Greece and Islandsbanki (Iceland). She was also a member of the Audit Committee of the National Bank of Greece, and Chair of the Audit Committee of each of IDFC Limited and NLB (Slovenia). In addition, Ms. Økland served as Managing Director of Avista Partners, a London based consultancy company that provides advisory services and raises capital, from 2009 to 2018. Between 1993 and 2008, she held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Ms. Økland has led many transactions for large Nordic banks and insurance companies, and worked on some of the most significant mergers and acquisitions in these sectors. Between 1988 and 1993, Ms. Økland headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. She holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.
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
Paul J. Hopkins, Class B Director
Paul J. Hopkins has been a Director of the Company since its inception and was a director of Nordic American Tankers Limited from June 2005 until December 2013. From 1995 through January 2008, Mr. Hopkins was also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded natural gas exploration and production company. From 1989 through 1993 he served with Lasmo as Project Manager during the development and start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. He was part of the ranger team evaluating the Ninian Field economic and financing options with several large banks. Previously, beginning in 1973, Mr. Hopkins was employed with London based Ranger Oil (UK) Limited, being involved in the drilling and production testing of offshore wells in the North Sea. From 1969 through the end of 1972 he worked with Shell Canada as part of its Offshore Exploration Group.
Mr. Bjarte Boe, Class A Director
Mr. Boe has been a Director of the Company since July 2019 and has over thirty years of experience in the finance industry. He also currently serves as an independent director on the Board of Directors of Seadrill Limited (NYSE: SDRL) and as a member of the Nomination Committee of BW Offshore Ltd. Mr. Boe is Chairman of the Investment Committee at SEB Venture Capital, a subsidiary of Skandinaviska Enskilda Banken AB (publ), or SEB, a Nordic financial services group, where from 1995 to June 2019, he held a range of management positions. Mr. Boe most recently served as Head of Shipping and Offshore Finance at SEB and was Global Head of Investment Banking at SEB Stockholm between 2012 and 2016. He previously held various other bank related management positions at Christiania Bank between 1986 and 1995, a Norwegian bank that later merged with MeritaNordbanken to become Nordea, and was a shipbroker at R.S. Platou between 1983 and 1986. Mr. Boe has an M.B.A. from the Norway School of Economics and Business Administration.
B. Compensation
There are currently no employment agreements between Hermitage Offshore Services Ltd. and the CEO, CFO, COO, President, Vice President and Secretary. We have incurred an aggregate of $0.5 million in aggregate executive compensation expense for our senior executive officers for the year ended December 31, 2019.
Our current non-executive directors receive cash compensation annually in the amount of $37,500, plus an additional fee of $5,000 for each committee on which a director serves and for the lead independent director, plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the Board of Directors or any board committee.
We do not have a retirement benefit plan for our officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two-months’ salary upon retirement if they meet certain minimum service requirements.
C. Board Practices
Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his or her successor is duly elected and qualified. Our Class A Directors will serve until the 2020 annual general meeting of shareholders. Our Class B Directors will serve until the 2021 annual general meeting of shareholders. Our Class C Directors will serve until the 2022 annual general meeting of shareholders.
Our Board of Directors consists of seven directors. In addition, there is currently one casual vacancy on the Board, created by Mr. Workman's resignation, which the Board has not yet filled. Four of our directors, Ms. Marianne Økland, Ms. Marianne Lie, Mr. Paul J. Hopkins, and Mr. Bjarte Boe, have been determined by our Board of Directors to be independent under the rules of the NYSE and the rules and regulations of the SEC. Our Board of Directors has an Audit Committee, a Nominating and Corporate Governance Committee, and a Compensation Committee, each of which are comprised solely of certain of our independent directors. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal controls activities, procedures, and the adequacy of our internal controls. The Nominating and Corporate Governance Committee is responsible for recommending to the Board of Directors nominees for director appointments and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee recommends director and senior employee compensation.
Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies. For more information, see "Item 16G. Corporate Governance."
There are no contracts between us and any of our directors providing for benefits upon termination of their employment.
D. Employees
As of December 31, 2019, we had nine onshore employees.
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

Identity of Person	Number of Shares		Percent of Class(1)
Entities within Scorpio	21,161,327	(2)	67.5%
Mackenzie Financial Corporation	5,001,507	(3)	16.0%

Directors and executive officers as a group (excluding Mr. Emanuele Lauro)	102,721		0.3%

(1)	These percentages are based on 31,330,232 common shares outstanding as of April 28, 2020, unless otherwise indicated.

(2)
This information is derived from a Schedule 13D/A filed with the SEC on March 6, 2020, by Scorpio Holdings Limited, SSH, Scorpio Services Holding Two Limited, Culky Investments Inc., SOHI, SOI, Mr. Emanuele Lauro and Ms. Annalisa Lolli-Ghetti. Of the 21,161,327 common shares beneficially owned by Scorpio and its affiliated entities, 9,467,177 common shares are held directly by SSH, 8,126,219 common shares are held directly by SOHI and 3,567,931 common shares are held directly by SOI. SSH, Scorpio Holdings Limited, Scorpio Services Holding Two Limited and Culky Investments Inc. are members of Scorpio and have joint voting power, and therefore beneficial ownership, of certain of those common shares of the Company held by each of SSH, SOHI and SOI. Ms. Annalisa Lolli-Ghetti may be deemed to be the ultimate beneficial owner of 67.5% of our common shares outstanding by virtue of being the majority shareholder of Scorpio Holdings Limited and Scorpio Services Holding Two Limited. Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, may be deemed the ultimate beneficial owner of 25.9% of our common shares outstanding, by virtue of being the sole shareholder in Culky Investments Inc.

(3)	This information is derived from a Schedule 13G that was filed with the SEC on February 13, 2020, including common shares held by funds managed thereby.
As of April 27, 2020, we had 268 shareholders of record, 206 of which were located in the United States and held an aggregate of 6,136,333 shares of our common stock, representing 19.59% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 6,133,134 shares of our common stock, as of that date. Accordingly, we believe that shares held by Cede & Co.
include common shares beneficially owned by holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B. Related Party Transactions
During the periods from January 1, 2019 to April 8, 2019 (Predecessor), April 9, 2019 to December 31, 2019 (Successor), and years ended December 31, 2018 and 2017 (Predecessor), we were party to a management agreement with Scandic American Shipping Ltd, or “Scandic”, a wholly owned subsidiary of NAT, for the provision of administrative services. Scandic and NAT were related parties of ours, due to NAT’s ownership interest in the Company at the time, along with certain shared management personnel.
As a result of the Transaction, along with a subsequent reduction in NAT’s ownership interest in the Company, both NAT and Scandic are no longer deemed related parties. On May 1, 2019, the Company tendered notice to NAT that it would terminate the management agreement with NAT upon the expiration of 180 days from the date of such notice (the “Transition Period”). The management agreement with NAT was terminated upon the expiration of the Transition Period on October 28, 2019.
Acquisition of AHTS Vessels and Crew Boats
In April 2019, as part of the Transaction (which is more fully described in "Item 4. Information on the Company - A. History and Development of the Company - Key Developments"), we acquired 13 vessels, including associated debt, consisting of two AHTS vessels and 11 crew boats from SOHI, a related party that is owned and controlled by certain members of the Lolli-Ghetti family, of which Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members, in exchange for 8,126,219 common shares of the Company at approximately $2.78 per share for aggregate net consideration of $22.6 million.
Equity Lines of Credit
In March 2019, we entered into an Initial Equity Line of Credit, with SOI, a related party, and Mackenzie. SOI is owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members. The Initial Equity Line of Credit provided for $20 million to be available on demand to the Company in exchange for common shares of the Company priced at 0.94 multiplied by the then-prevailing 30-day trailing volume weighted average price. The issuances of common shares under the Initial Equity Line of Credit during the year ended December 31, 2019 are described in "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Equity Issuances and Equity Lines of Credit."
In December 2019, we reached an agreement to enter into a New Equity Line of Credit with SSH, a related party. The New Equity Line of Credit was executed in January 2020 and provides for $15 million to be available on demand to the Company in exchange for its common shares priced at 0.94 multiplied by the then-prevailing five-day trailing volume weighted average price. In March 2020, we issued 5,668,317 common shares to SSH for $0.88 per share under the New Equity Line of Credit for aggregate net proceeds of $5.0 million.
Administrative Services Agreement
On June 19, 2019, we entered into the Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is owned and controlled by certain members of the Lolli-Ghetti family, of which Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members.
The Administrative Services Agreement is on substantially the same terms as the previous management agreement with NAT. Under the terms of the Administrative Services Agreement, we shall pay an annual fee of $10,000 per vessel (the "Fee") and will reimburse SSH for the reasonable direct or indirect expenses it incurs in providing the Company with the administrative services described above. The Fee was not payable to SSH as it pertains to the ten PSVs in the Company’s fleet during the Transition Period. The Administrative Services Agreement may be terminated by the Company upon 180 days' notice.
Commercial and Technical Management

Our AHTS vessels and crew boats are commercially managed by SCM and technically managed by SSM pursuant to a Master Agreement, which may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with its provisions. SSM and SCM are related parties of ours and are owned and controlled by certain members of the Lolli-Ghetti family of which Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control of the AHTS vessels or crew boats, including a sale of all or substantially all of the AHTS vessels or crew boats, in which case a payment equal to 24 months of management fees will apply.
Additional vessels in our fleet, or that we may acquire, may potentially also be managed under the Master Agreement, or on substantially similar terms, at some point in the future.
SCM’s services include securing employment, in the spot market and on time charters, for our AHTS vessels and crew boats. We pay SCM a management fee equal to 1.25% of gross revenues per charter fixture. SCM may subcontract these services to third parties pursuant to the Master Agreement.
SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. SSM may subcontract these services to third-parties pursuant to the Master Agreement. We pay SSM an annual fee of $156,000 per vessel for the AHTS vessels and an annual fee of $43,800 per vessel for the crew boats plus additional amounts for certain itemized services per vessel to provide technical management services for each of our AHTS vessels and crew boats.
The following table represents the related party transactions recorded in our statements of operations for the Predecessor and Successor periods:

	Successor	Predecessor
In thousands of U.S. dollars	April 9 to December 31, 2019	January 1 to April 8, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Vessel operating expense:
Scorpio Ship Management SAM	$576	—	—	—
Voyage expense:
Scorpio Commercial Management SAM	82	—	—	—
General and administrative expense:
Scorpio Services Holding Limited	353	—	—	—
Scorpio Commercial Management SAM	69	—	—	—
Scorpio Tankers Inc. (1)	33	—	—	—
Nordic American Tankers Limited	—	$323	$2,324	$2,426
Total general and administrative expense:	$455	$323	$2,324	$2,426
(1)    Relates to certain shared office expenses that were reimbursed to this entity.
The following table reflects the balances due to related parties as of December 31, 2019 (Successor) and December 31, 2018 (Predecessor):

In thousands of U.S. dollars	December 31, 2019 (Successor)	December 31, 2018 (Predecessor)
Liabilities
Accounts payable, related party:
Scorpio Ship Management SAM	$480	$—
Scorpio Services Holding Limited	265	—
Scorpio Commercial Management SAM	165	—
Scorpio Offshore Holding Inc	6	—
Nordic American Tankers Limited	—	492
Total accounts payable, related party:	$916	$492

C. Interest of Experts and Counsel
Not applicable.
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
No dividends were paid in the periods January 1, 2019 to April 8, 2019 (Predecessor) or April 9, 2019 to December 31, 2019 (Successor). Total dividends paid in the years ended December 31, 2018 and 2017 were approximately $1.9 million and $4.9 million, or $0.30 and $0.80 per share, respectively.
B. Significant Changes
There have been no significant changes since the date of the consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Please see "—C. Markets" below.
B. Plan of Distribution
Not applicable.
C. Markets
Our common shares have been traded on the NYSE since June 12, 2014. These common shares are currently traded under the ticker symbol "PSV", and prior to June 7, 2019, were traded under the ticker symbol "NAO."
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
Authorized capitalization
Under our Memorandum of Continuance our authorized share capital consists of 350,000,000 common shares, par value $0.01 per share, of which 31,330,232 common shares are issued and outstanding and 31,604,684 are issued, as of the date of this annual report, and 50,000,000 preferred shares, par value $0.01 per share, of which none are issued and outstanding as of the date of this annual report. We have 274,452 treasury shares as of the date of this annual report.

Common shares
Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders.  Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends.  Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution.  Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities.  The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares, which we may issue in the future.
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
Directors
Our directors are elected by a simple majority of the votes cast by shareholders entitled to vote at a general meeting of shareholders.  There is no provision for cumulative voting.
The Bye-laws require our Board of Directors to consist of at least one member. Our Board of Directors currently consists of seven members. In addition, there currently is one casual vacancy on the Board, created by Mr. Workman's resignation, which the Board has not yet filled. The Bye-laws may be amended by a simple majority of the votes cast by shareholders entitled to vote at a general meeting of shareholders.
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
Shareholder meetings
Under the Bye-laws, annual general meetings of our shareholders will be held at a time and place selected by our Board of Directors and special general meetings of our shareholders may be called at any time by our Board of Directors, provided that at least five days' notice is given of a meeting (other than an adjourned meeting), as required by the Companies Act, unless shorter notice is agreed by all shareholders entitled to attend and vote at an annual general meeting or by those shareholders holding not less than 95% of the nominal value of the shares giving a right to attend and vote at a special general meeting. The meetings can be held in or outside of Bermuda. Our Board of Directors may fix any date as the record date for the purpose of identifying the persons entitled to receive notices of any general meeting. Any such record date may be on or at any time before or after any date on which such notice is dispatched.   One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.
Dissenters' rights of appraisal and payment
Under the Companies Act, in the event of an amalgamation or a merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder's shares may, within one month of notice of the annual or special general meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

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
To our knowledge, there is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
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
Blank check preferred shares
Under the terms of the Bye-laws, our Board of Directors has the authority, without any further vote or action by our shareholders, to issue up to 50,000,000 blank check preferred shares.  Our Board of Directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management and might harm the market price of our common shares.  We have no current plans to issue any preferred shares.
Election and removal of directors
The Bye-laws require parties other than members of the Board of Directors to give advance written notice of nominations for the election of directors. The Bye-laws also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding common shares entitled to vote for those directors.  These provisions may discourage, delay or prevent the removal of incumbent directors.
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
Advance notice requirements for shareholder proposals and director nominations

The Bye-laws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual general meeting of the shareholders must provide timely notice of their proposal in writing to the office of the corporate secretary of the Company.  Generally, to be timely, a shareholder's notice must be received at our registered office not less than 120 days nor more than 180 days prior to the one-year anniversary of the immediately preceding annual general meeting of shareholders. The Bye-laws also specify requirements as to the form and content of a shareholder's notice.  These provisions may impede shareholders' ability to bring matters before an annual general meeting of the Company or make nominations for directors at an annual general meeting of the shareholders.
Classified Board of Directors
As described above, the Bye-laws provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms beginning on the expiration of the initial term for each class.  Accordingly, approximately one-third of our Board of Directors will be elected each year.  This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us.  It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.
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

•	the shareholder was or became an interested shareholder prior to the closing of our initial public offering;

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

◦	an amalgamation, merger or consolidation involving us (except for an amalgamation or merger in respect of which, pursuant to the Companies Act, no vote of our shareholders is required);

◦
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

◦	a proposed tender or exchange offer for 50% or more of our outstanding voting shares.
Transfer Agent
The registrar and transfer agent for our common shares is Computershare Trust Company, N.A.
C. Material Contracts
We refer you to "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Our Borrowing Activities" and "Item 4. Information on the Company - B. Business Overview - Company Management” for a discussion of the contracts that we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. Certain of these material agreements that are to be performed in whole or in part at or after the date of this annual report are attached as exhibits to this annual report.
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
As an "exempted company," the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda except for (a) land required for its business by way of lease for a term not exceeding 50 years, and (b) land by way of lease for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its officers and employees, or otherwise, with the express authorization of the Minister of Finance of Bermuda; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted company, exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad"; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Finance of Bermuda.
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
Special rules may apply to any "extraordinary dividend" - generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder's adjusted tax basis (or fair market value upon the shareholder's election) in a common share - paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income" to a non-corporate U.S. Holder, then any loss derived by such non-corporate U.S. Holders from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.
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
PFIC Status and Significant Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held the Company's common shares, either:

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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits are available from http://www.sec.gov. Our filings are also available on our website at www.hermitage-offshore.com. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this annual report.

Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:
Hermitage Offshore Services Ltd.
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
Amounts borrowed under the New Term Loan Facility and the DVB Credit Facility bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.
A 100 basis points increase in LIBOR would have resulted in an increase of approximately $0.3 million in our interest expense for the period January 1, 2019 to April 8, 2019 (Predecessor) and approximately $1.1 million in our interest expense for the period April 9, 2019 to December 31, 2019 (Successor).
A 10% increase in the exchange rate between USD and NOK would have resulted in a decrease of $0.2 million in our operating result for the period January 1, 2019 to April 8, 2019 (Predecessor) and a decrease of $0.8 million for the period April 1, 2019 to December 31, 2019 (Successor).
A 10% increase in the exchange rate between USD and GBP would have resulted in an increase of $0.3 million in our operating result for the period January 1 to April 8, 2019 (Predecessor) and an increase of $2.3 million for the period April 9, 2019 to December 31, 2019 (Successor).
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures.
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e) ) as of December 31, 2019. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2019 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
B. Management's annual report on internal control over financial reporting.
In accordance with Rule 13a-15(f) and 15d-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2019 based on the provisions of the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting was effective as of December 31, 2019 based on the criteria in the Internal Control-Integrated Framework issued by COSO (2013).
C. Attestation report of the registered public accounting firm.
This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.  As a non-accelerated filer, we are exempt from having our independent auditors assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

D. Changes in internal control over financial reporting.
Rules 13a-15(f) and 15d-15(f) under the Exchange Act require that we disclose whether any changes in internal control over financial reporting have occurred during the year that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As described in Item 7. Major Shareholders and Related Party Transactions. B. Related Party Transactions, on June 19, 2019, we entered into an Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. The Administrative Services Agreement replaced the previous management agreement with Scandic and NAT, which expired in October 2019 (after a 180-day transition period).
As part of the transition from the previous agreement with Scandic and NAT to the Administrative Services Agreement, our accounting systems and related functions were migrated to SSH's platforms. This transition was completed in October 2019 and included the migration of the historical information from the previous platform with Scandic and NAT to the new platform with SSH. The Company's financial results for the year ended December 31, 2019 were prepared on the new platform with SSH.
ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors has determined that Ms. Marianne Økland, who serves as Chair of the Audit Committee, qualifies as an "audit committee financial expert" under SEC rules. Ms. Økland is "independent" as determined in accordance with the rules of the NYSE and the SEC.
ITEM 16B. CODE OF ETHICS
The Company has adopted a code of ethics (the "Code of Conduct and Ethics"), that applies to all of the Company's officers, directors, employees and agents, which complies with applicable guidelines issued by the SEC. Our Code of Conduct and Ethics is available on our website (www.hermitage-offshore.com). Additionally, any person, upon request, may ask for a hard copy or an electronic file of our Code of Conduct and Ethics.  If we make any substantive amendment to our Code of Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of our Code of Conduct and Ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2019, no such amendment was made or waiver granted.
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
A. Audit Fees
Our principle accountant for the fiscal years ended December 31, 2019 and 2018 was KPMG AS and the audit fees for those periods were $696,783 and $488,273, respectively.
B. Audit-Related Fees
During the fiscal years ended December 31, 2019 and 2018 our principle accountant, KPMG AS, provided financial due diligence services in connection with a contemplated transaction for total fees of $105,370 and $53,696, respectively.
C. Tax Fees
Not applicable.
D. All Other Fees
Not applicable.
E. Audit Committee's Pre-Approval Policies and Procedures
Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditor and associated fees prior to the engagement of the independent auditor with respect to such services.
F. Not applicable

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.
None.
ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Pursuant to an exception for foreign private issuers, we, as a Bermuda company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. In this respect, we have voluntarily adopted NYSE required practices, such as (i) having a majority of independent directors, (ii) establishing audit, compensation and nominating committees, and (iii) adopting the Code of Conduct and Ethics.
There are two significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies:
Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year.  While Bermuda law and our Bye-laws do not require executive sessions, we do expect our independent directors to meet in executive session at least annually. During 2019 and through the date of this annual report, our non-management directors met in executive session three times.

Corporate Governance Guidelines. The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
See "Item 18. Financial Statements."
ITEM 18. FINANCIAL STATEMENTS
The financial information required by this Item is set forth beginning on page F-1 and is filed as part of this annual report.

ITEM 19. EXHIBITS

1.1	Memorandum of Continuance of the Company (1)
1.2	Bye-laws of the Company (2)
1.3	Certificate of Deposit of Memorandum of Increase of Share Capital dated January 3, 2019 (6)
2.1	Form of Common Share Certificate (3)
2.2	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Shares (4)
2.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act
4.1	Shareholders Rights Agreement by and between the Company and Computershare Trust Company, N.A. as Rights Agent, dated December 21, 2018 (4)
4.2	Amendment No. 1 to the Shareholders Rights Agreement by and between the Company and Computershare Trust Company, N.A. as Rights Agent, dated February 15, 2019 (5)
4.3	Master Agreement between the Company, SSM and SCM dated April 10, 2019 (6)
4.4
Supplemental Agreement to the Facility Agreement dated September 26, 2017 by and among Scorpio Baron Shipping Company Limited, Scorpio Brilliance Shipping Company Limited, Scorpio Offshore Holding Inc., AHTS Holdco Limited and DVB Bank SE Nordic Branch (6)

4.5	Common Stock Purchase Agreement by and among the Company and Scorpio Services Holding Limited dated January 14, 2020
4.6	Amendment No. 1 to a Common Stock Purchase Agreement dated January 14, 2019
4.7
$132.9 million term loan facility by and among the Company, DNB Bank ASA, as arranger, security agent and agent and lender, and Skandinaviska Enskilda Banken AB (publ), as arranger and lender, dated January 14, 2020

8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer
12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

(1)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 28, 2016.

(2)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 14, 2016.

(3)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 29, 2019.

(4)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 21, 2018.

(5)	Incorporated by reference to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 15, 2019.

(6)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on May 15, 2019, and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

HERMITAGE OFFSHORE SERVICES LTD.
April 30, 2020
/s/ Emanuele Lauro
Name: Emanuele Lauro
Title: Chairman and Chief Executive Officer

HERMITAGE OFFSHORE SERVICES LTD.
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F- 2

FINANCIAL STATEMENTS:

Consolidated Balance Sheets as of December 31, 2019 (Successor) and 2018 (Predecessor)	F- 4

Consolidated Statements of Operations and Comprehensive (Loss) Income for the periods from January 1, 2019 to April 8, 2019 (Predecessor), April 9, 2019 to December 31, 2019 (Successor), and years ended December 31, 2018 and 2017 (Predecessor)
F- 5

Consolidated Statements of Shareholders’ Equity for the periods from January 1, 2019 to April 8, 2019 (Predecessor), April 9, 2019 to December 31, 2019 (Successor), and years ended December 31, 2018 and 2017 (Predecessor)
F- 6

Consolidated Statements of Cash Flows for the periods from January 1, 2019 to April 8, 2019 (Predecessor), April 9, 2019 to December 31, 2019 (Successor), and years ended December 31, 2018 and 2017 (Predecessor)
F- 7

Notes to Consolidated Financial Statements	F- 8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Hermitage Offshore Services Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Hermitage Offshore Services Ltd. and subsidiaries (the Company) as of December 31, 2019 (Successor) and December 31, 2018 (Predecessor), the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for the period from April 9, 2019 to December 31, 2019 (Successor) and the period from January 1, 2019 to April 8, 2019 (Predecessor) and for each of the years in the two‑year period ended December 31, 2018 (Predecessor), and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 (Successor) and December 31, 2018 (Predecessor), and the results of its operations and its cash flows for the period from April 9, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 to April 8, 2019 (Predecessor) and for each of the years in the two‑year period ended December 31, 2018 (Predecessor), in conformity with U.S. generally accepted accounting principles.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the consolidated financial statements, economic conditions have significantly reduced demand for the Company's services compared to 2019, and created uncertainty about the Company's ability to draw upon its New Equity Line of Credit and remain in compliance with financial covenants under its credit facilities. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 14. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Reverse Asset Acquisition
As discussed in Note 1 to the consolidated financial statements, effective April 9, 2019, the Company was acquired in a reverse asset acquisition which changed the basis of presentation for the periods following the transaction.
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
Oslo, Norway
April 30, 2020

HERMITAGE OFFSHORE SERVICES LTD
CONSOLIDATED BALANCE SHEETS

		As of December 31,
In thousands of U.S. dollars	Notes	2019 (Successor)	2018 (Predecessor)
ASSETS
Current assets
Cash and cash equivalents	4	12,681	8,446
Accounts receivable		8,381	2,602
Prepaid expenses		427	755
Fuel, lube oil, and consumables		1,808	1,181
Other current assets		406	1,176
Total current assets		23,703	14,160

Non-current assets
Vessels, net	5	178,206	176,914
Total non-current assets		178,206	176,914
Total assets		201,909	191,074

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		4,192	843
Accounts payable, related party		916	492
Other current liabilities	6	2,768	3,147
Current portion of long-term debt	7	207	—
Total current liabilities		8,083	4,482

Long-term debt	7	141,698	132,457
Other non-current liabilities		—	71
Total non-current liabilities		141,698	132,528

Shareholders’ equity
Preferred shares, par value $0.01 per share, 50,000,000 shares authorized, none issued at December 31, 2019 and December 31, 2018.	8	—	—
Common shares, par value $0.01 per share, 350,000,000 shares authorized, 25,936,367 shares issued, 25,661,915 shares outstanding, and 274,452 treasury shares as of December 31, 2019; and Common shares, par value $0.10 per share, 35,000,000 shares authorized, 7,648,611 shares issued, 7,374,159 shares outstanding, and 274,452 treasury shares at December 31, 2018	8	257	764
Additional paid-in capital	8	66,741	322,914
Accumulated deficit	8	(14,870)	(269,614)
Total shareholders’ equity		52,128	54,064
Total liabilities and shareholders’ equity		201,909	191,074
The accompanying notes are an integral part of these consolidated financial statements.

HERMITAGE OFFSHORE SERVICES LTD
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

		Successor	Predecessor
In thousands of U.S. dollars except per share and share data	Notes	April 9 - December 31, 2019	January 1 - April 8, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Charter revenue	10	36,555	5,258	20,654	17,895
Vessel operating expenses		(27,230)	(6,612)	(25,173)	(20,454)
Voyage expenses		(1,124)	(395)	(2,215)	(1,815)
General and administrative costs		(4,534)	(1,207)	(4,757)	(4,222)
Depreciation		(8,452)	(2,205)	(17,298)	(17,472)
Impairment loss on vessels		—	—	(160,080)	—
Net operating loss		(4,785)	(5,161)	(188,869)	(26,068)
Interest income		39	21	207	298
Interest expense	11	(6,571)	(2,555)	(8,031)	(4,880)
Other financial expenses, net		(136)	32	(601)	327
Net finance expenses		(6,668)	(2,502)	(8,425)	(4,255)
Loss before income taxes		(11,453)	(7,663)	(197,294)	(30,323)
Income tax benefit		—	—	—	997
Net loss and comprehensive loss		(11,453)	(7,663)	(197,294)	(29,326)

Basic and diluted loss per share	12	(0.56)	(1.04)	(31.50)	(5.33)

Basic and diluted average number of common shares outstanding	12	20,481,174	7,374,069	6,263,094	5,499,561
The accompanying notes are an integral part of these consolidated financial statements.

HERMITAGE OFFSHORE SERVICES LTD
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Predecessor
In thousands of U.S. dollars except share data	Number of shares	Common stock	Additional paid-In capital	Accumulated deficit	Total shareholders’ equity
Balance at January 1, 2017	2,068,684	234	276,957	(42,995)	234,196
Common shares issued, net of $0.9 million issuance cost	4,130,000	413	47,923	—	48,336
Dividends distributed	—	—	(4,933)	—	(4,933)
Net loss	—	—	—	(29,326)	(29,326)
Balance at December 31, 2017	6,198,684	647	319,947	(72,321)	248,273
Common shares issued, private placement, net of $0.1 million of issuance costs	1,175,475	117	4,827	—	4,945
Dividends distributed	—	—	(1,860)	—	(1,860)
Net loss	—	—	—	(197,294)	(197,294)
Balance at December 31, 2018	7,374,159	764	322,914	(269,614)	54,064
Reverse stock split - fractional share adjustment	(170)	—	—	—	—
Net loss for the period	—	—	—	(7,663)	(7,663)
Ending balance at April 8, 2019	7,373,989	764	322,914	(277,277)	46,401

Successor
In thousands of U.S. dollars except share data	Number of shares	Common stock	Additional paid-In capital	Accumulated deficit	Total shareholders’ equity
Beginning balance as of April 9, 2019*	—	—	23,190	(3,417)	19,773
Impact of reverse acquisition**	15,500,208	1,550	22,258	—	23,808
Issuance of common shares under equity line of credit	10,161,707	1,016	18,984	—	20,000
Change in par value	—	(2,310)	2,310	—	—
Net loss for the period	—	—	—	(11,453)	(11,453)
Balance as of December 31, 2019	25,661,915	256	66,742	(14,870)	52,128

*	Represents the beginning balance in equity of the SOHI Assets (as defined in Note 1), the accounting acquirer in the reverse acquisition that occurred in April 2019.

**	Includes reclassifications to align to the share capital of the Company (the legal acquirer).
The accompanying notes are an integral part of these consolidated financial statements.

HERMITAGE OFFSHORE SERVICES LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
In thousands of U.S. dollars	April 9 - December 31, 2019	January 1 - April 8, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Cash flows from operating activities
Net loss	(11,453)	(7,663)	(197,294)	(29,326)
Reconciliation of net loss to net cash used in operating activities
Depreciation	8,452	2,205	17,298	17,480
Amortization of deferred financing costs	—	90	359	359
Overhaul of engine costs and drydock payments	(5,389)	(772)	(3,610)	(341)
Amortization of acquired time charters	(1,226)
Impairment loss on vessels	—	—	160,080	—
Foreign currency loss	—	—	198	(12)
Changes in operating assets and liabilities
Accounts receivable	(3,748)	(609)	(506)	(606)
Fuel, lube oil, and consumables	687	200	329	(270)
Prepaid and other current assets	1,496	(365)	(326)	262
Accounts payable, other current liabilities	276	308	1,902	(1,725)
Accounts payable, related party	607	(183)	(237)	147
Net cash used in operating activities	(10,298)	(6,789)	(21,807)	(14,032)
Cash flows from investing activities
Investment in vessels	—	—	(45)	(830)
Cash acquired from Predecessor through reverse acquisition	1,657	—	—	—
Net cash provided by/ (used in) investing activities	1,657	—	(45)	(830)
Cash flows from financing activities
Proceeds from issuance of common stock	—	—	4,945	48,336
Repayment of credit facility	—	—	(4,095)	—
Issuance of common stock - Equity Line of Credit	20,000	—	—	—
Cash dividends paid to shareholders	—	—	(1,860)	(4,933)
Net cash provided / (used in) by financing activities	20,000	—	(1,010)	43,403
Net increase/(decrease) in cash and cash equivalents	11,359	(6,789)	(22,862)	28,541

Cash and cash equivalents at beginning of period	1,322	8,446	31,506	2,953
Effect of exchange rate changes on cash and cash equivalents	—	—	(198)	12
Cash and cash equivalents at the end of period	12,681	1,657	8,446	31,506

Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	6,241	2,289	7,090	4,417
The accompanying notes are an integral part of these consolidated financial statements.

HERMITAGE OFFSHORE SERVICES LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS
Hermitage Offshore Services Ltd. and its subsidiaries, formerly "Nordic American Offshore Ltd." (together "we", "our", "us", or the "Company"), is an offshore support vessel ("OSV") company organized under the laws of Bermuda that owns 23 vessels consisting of ten platform supply vessels ("PSVs"), two anchor handling tug supply vessels (the "AHTS vessels"), and 11 crew boats. The Company’s vessels primarily operate in the North Sea and in West Africa.
On December 12, 2018, the Company entered into a share purchase agreement with Scorpio Offshore Investments Inc. ("SOI"), a related party, pursuant to which SOI invested $5.0 million in a private placement of the Company’s common shares at a price of $4.20 per share (the "Private Placement").  As part of the Private Placement, Mr. Emanuele Lauro was appointed Chairman and Chief Executive Officer of the Company. In addition, Mr. Robert Bugbee was appointed to the Company’s Board of Directors and to the office of President, Mr. Cameron Mackey was appointed Chief Operating Officer, and Mr. Filippo Lauro was appointed Vice President. Mr. Mackey was subsequently also appointed to the Company's Board of Directors. Concurrent with the Private Placement, the Company's former Chairman, Mr. Herbjørn Hansson, resigned from all of his positions at the Company.
On June 4, 2019, the Company changed its name to "Hermitage Offshore Services Ltd." and began trading on the New York Stock Exchange (the "NYSE") under its new name and changed its ticker symbol from "NAO" to "PSV" at the start of trading on June 7, 2019. We maintain our principal executive offices at the LOM Building, 27 Reid Street, Hamilton HM 11 Bermuda.
Reverse Asset Acquisition and Change in Basis of Accounting
In April 2019, the Company acquired 13 vessels consisting of two AHTS vessels and 11 crew boats from Scorpio Offshore Holding Inc. ("SOHI"), a related party, in exchange for 8,126,219 common shares of the Company. As part of this acquisition, the Company assumed the aggregate outstanding indebtedness of $9.0 million under the DVB Credit Facility (defined below in Note 7) relating to the two AHTS vessels. The assets acquired in this transaction are collectively referred to as the "SOHI Assets", and the transactions to acquire the SOHI Assets and the assumption of the related indebtedness, are referred to as the "Transaction".
As a result of the Transaction, SOHI and its affiliated entities, which are part of the Scorpio group of companies (collectively referred to as "Scorpio"), obtained a controlling voting interest in the Company.  Accordingly, under the relevant accounting guidance, Scorpio was identified as the accounting acquirer of the Company, and the Transaction is considered to be a reverse acquisition.  Moreover, the Company determined that the Transaction constitutes a reverse acquisition of assets rather than a reverse business combination.
Under the applicable accounting guidance, a reverse asset acquisition results in a change in the basis of accounting on the Transaction date. As a result, the financial information presented following the Transaction is not directly comparable to historical periods.
Since it has been determined that the Transaction constitutes a reverse acquisition of assets, the historical financial information prior to the date of the Transaction presented herein (and in future reports and filings) will continue to reflect the results and position of the Company prior to the Transaction rather than that of the SOHI Assets as would be required in a business combination. The Company believes that the historical financial information of the Company prior to the Transaction is more relevant to investors than the historical financial information of the SOHI Assets due to the relative carrying value of the Company's ten PSVs compared to the SOHI Assets and that the value and operating results of the PSVs are expected to be the ultimate driver of the Company's business in future periods. The results from the operations and cash flows of the SOHI Assets are included only in the Company's financial information from the Transaction date.
Accordingly, the Company's pre-Transaction financial information is presented for the period January 1, 2019 to April 8, 2019 (Predecessor), and for each of the years ended December 31, 2018 and 2017 (Predecessor). The

Company’s post-Transaction financial information is presented for the period from April 9, 2019 to December 31, 2019 (Successor).
This Transaction is further described in Note 3.
Reverse Stock Split
On January 28, 2019, the Company effected a one-for-ten reverse stock split. All share and per share information for all periods has been retroactively adjusted to reflect the reverse stock split. The par value was adjusted from $0.01 per share to $0.10 per share as a result of the reverse stock split. The par value was subsequently reduced to $0.01 per share with effect from June 5, 2019 through a reduction in the issued and paid-up share capital of the Company, as described in Note 8.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The consolidated financial statements incorporate the financial statements of Hermitage Offshore Services Ltd. and its subsidiaries. The consolidated financial statements have been presented in United States dollars, or USD or "$", which is the functional currency of Hermitage Offshore Services Ltd. and all its subsidiaries.
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Principles of Consolidation
Entities in which the Company has a controlling financial interest are consolidated. Subsidiaries are consolidated from the date on which control is obtained. The subsidiaries' accounting policies are in conformity with U.S. GAAP. All intercompany balances and transactions have been eliminated upon consolidation.
Use of Estimates
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
Going Concern
These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern. This topic is further discussed in Note 14.

Revenue Recognition
Revenues are generated from time charter contracts for which we provide a vessel and crew on a rate per day basis in the spot market and the term market.
We recognize revenue in accordance with the provisions of ASC 606, Revenue from Contracts with Customers. The standard provides a unified model to determine how revenue is recognized. Under this standard, revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In the application of this model, we make judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price (if applicable), and allocating the transaction price to each performance obligation. Services provided under our contracts with customers represent a single performance obligation, which is received and consumed by our customers as we perform such services. Accordingly, revenues are recognized over time based on the daily rate of hire that is prescribed in each contract. The manner in which we recognize revenue did not change as a result of the adoption of this standard.
Leases
We adopted the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”), Topic 842, “Leases” effective January 1, 2019. Under this new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases and to disclose key information about leasing arrangements. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The FASB has issued several amendments and practical expedients to the standard, including clarifying guidance, transition relief on comparative reporting at adoption, the lessee practical expedient, which allows lessees, as an accounting policy election made by class of underlying asset, to choose not to separate non-lease components from lease components and instead combine them and account for them as a single lease component, the lessor practical expedient, which similarly allows lessors to choose to combine lease and non-lease components and account for them as required by that practical expedient, and a practical expedient which allows lessees to elect, as an accounting policy, not to apply the provisions of ASC 842 to short term leases.
The Company (Predecessor) applied the modified retrospective transition approach, which allowed the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate its comparative prior year periods. The cumulative effect adjustment to the Predecessor’s opening balance of accumulated deficit was zero.
Additionally, we, as lessor of our vessels, have elected the practical expedient to not separate non-lease components from the associated lease component and instead to account for those components as a single component since both of the following criteria were met: (i) the timing and patterns of transfer of the non-lease component and associated lease are the same; and (ii) the lease component, if accounted for separately, would be classified as  an operating lease. The single combined component is accounted for under ASC 842 if the lease component is the predominant component and, is accounted for under ASC 606 if the non-lease component is the predominant component. We elected this practical expedient to combine our lease and non-lease components for all classes of underlying assets and have accounted for the combined component under ASC 606 for revenue contracts qualifying for this practical expedient because we have concluded that the non-lease component is the predominant component in our current revenue contracts. The lease component consists of the vessels leased to our customers and the non-lease component consists of the technical management services provided to operate the vessel. The pattern of revenue recognition did not change as a result of the application of ASC 842.
We have also elected to apply the practical expedient to elect as an accounting policy not to apply the provisions of ASC 842 to short term leases. We are party to a lease for office space which qualifies as a short-term lease under ASC 842. Accordingly, lease expense under this lease is recognized in the period in which the obligation for those payments is incurred.
We own all of the vessels in our fleet and are therefore not a lessee of any vessels.
Voyage Expenses

Voyage expenses primarily include bunkers consumed when a vessel is off-hire, and brokerage commissions paid by us under our charter agreements. These costs are recognized as incurred.
Vessel Operating Costs
Vessel operating costs include crewing, repair and maintenance, insurance, stores, lubricants, management fees, communication costs, and tonnage tax. These costs are recognized as incurred.
Cash and Cash Equivalents
Cash and cash equivalents consist of highly liquid investments such as time deposits with an original maturity at acquisition of three months or less.
Accounts Receivable
If accounts receivable are determined uncollectible, after all means of collections have been exhausted and the potential for recovery is considered to be remote, they are charged against an allowance for doubtful accounts. There were no such charges during any of the historical periods presented (both Predecessor and Successor). Additionally, we did not record an allowance for doubtful accounts as of December 31, 2019 (Successor) and 2018 (Predecessor), as all amounts due at these dates were deemed collectible.
Fuel, Lube Oils, and Consumables
Fuel, lube oils, and consumables are stated at the lower of cost or net realizable value, which is determined on a first-in, first-out basis. Bunker fuel onboard at the time of delivery to a charterer is purchased by the charterer and re-purchased by the Company at the time of re-delivery.
Vessels, Net
Vessels are stated at historical costs, less accumulated depreciation and impairment. Depreciation is provided by the straight-line method over the estimated useful life of 25 years for the PSVs and AHTS vessels, and 15 years for the crew boats based on upon the date the vessel is delivered from the yard.
Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessel. Repairs and maintenance are expensed as incurred. The vessels’ estimated residual values and useful life are reviewed when there has been a change in circumstances that indicates that the original estimate may no longer be appropriate.
Drydocking and Engine Overhaul
Our PSVs and AHTS vessels are required to be drydocked approximately every 30 - 60 months (depending on vessel age), and to have engines overhauled after 10,000 – 12,000 running hours. We will capitalize a substantial portion of the costs incurred during drydocking and overhaul and amortize those costs on a straight-line basis from the completion of a drydocking, intermediate survey or overhaul to the estimated completion of the next drydocking or overhaul. Drydocking costs include a variety of costs incurred while vessels are placed within drydock, including expenses related to the dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. We also capitalize those costs incurred as part of the drydock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during drydocking, and for annual class survey costs. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.
For an acquired or newly built vessel, a drydock component is estimated and accounted for as a separate component of the vessel’s cost. The drydock component is amortized on a straight-line basis to the next estimated drydock. The estimated amortization period for a drydock is based on the estimated period between drydocks. When the drydock expenditure is incurred prior to the expiry of the period, the remaining balance is expensed.
Impairment of Long-Lived Assets
We review long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, we review our assets for impairment on an asset by asset basis. As part of our process, we obtain vessel valuations for our operating vessels from leading, independent and internationally recognized ship brokers on a quarterly basis for the PSVs and crew boats and on a semi-annual basis for the AHTS vessels, or when there is an indication that an asset or assets may be impaired. We also take other facts and circumstances into consideration, such as general market conditions or prolonged weakness in the price of our common shares, in determining whether indicators of potential impairment exist.
If there is any such indication that the carrying amount of our vessels may not be recoverable, they are tested for recoverability by comparing the net carrying value of the asset to the undiscounted net cash flows to be generated from the use and eventual disposition of that asset. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for an impairment loss. The projection of cash flows related to vessels is complex and requires us to make various estimates including to charter rates, utilization, operating costs, capital expenditures, residual value and the estimated remaining useful life of each vessel. All of these items have been historically volatile.
If the estimate of undiscounted future net cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value. The impairment loss is determined by the difference between the carrying amount of the asset and fair value.
Operating Segments
As a result of the Transaction, the Company has a fleet of 23 vessels, which primarily operate in the North Sea and off the coast of West Africa. For the period from April 9, 2019 to December 31, 2019 (Successor), the Company determined it had two reportable segments, the North Sea segment and the West Africa segment. Prior to the Transaction, the Company did not present segment information as it considered its operations as one reportable segment, the OSV market in the North Sea and surrounding areas.
Fair Value of Financial Instruments
The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments. The estimated fair values of our debt are considered to approximate their carrying values because the interest rates on these instruments change with, or approximate, market interest rates, the interest margins under each loan approximate market rates, and the fair values of the vessels collateralized under each facility equal or exceed the amount outstanding.
Income Taxes
The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes in that territory. The statutory applicable rate to consolidated corporate earnings is 0%.
Two of our subsidiaries, Delta PSV Norway AS, which was incorporated in 2019, and NAO Norway AS, are subject to income tax in Norway at a rate of 22% and 23% of their taxable results for the years ended December 31, 2019 and 2018, respectively. We have deferred tax assets of $5.7 million and $3.5 million from our net operating losses in Norway for these two entities, along with corresponding full valuation allowances of $5.7 million and $3.5 million as of December 31, 2019 and 2018, respectively.  A full valuation allowance has been recognized due to the uncertainty related to the utilization of any carried forward tax losses. The Norwegian net operating losses may be carried forward for an indefinite period according to Norwegian tax law. There are no other permanent or temporary differences for our two Norwegian subsidiaries as of December 31, 2019 and 2018.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company’s cash is primarily held in major banks and financial institutions in Norway, the Netherlands, and Germany, and are typically insured up to a set amount. Accordingly, we believe the risk of any potential loss on deposits held in these institutions is remote. Concentrations of credit risk related to accounts receivable are limited to our client base in the energy industry that may be affected by changes in economic or other external conditions. The Company does not require collateral for its accounts receivable.
Recently Issued Accounting Standard

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit losses (ASC 326), which amends the guidance on the impairment of financial instruments. The standard adds an impairment model known as the current expected credit loss (“CECL”) model that is based on expected losses rather than incurred losses. Under the new guidance, an entity is required to recognize as an allowance its estimate of expected credit losses, which the FASB believes will result in more timely recognition of such losses. Unlike the incurred loss models under existing standards, the CECL model does not specify a threshold for the recognition of an impairment allowance. Rather, an entity will recognize its estimate of expected credit losses for financial assets as of the end of the reporting period. Credit impairment will be recognized as an allowance or contra-asset rather than as a direct write-down of the amortized cost basis of a financial asset. However, the carrying amount of a financial asset that is deemed uncollectible will be written off in a manner consistent with existing standards. The standard will be effective for the first reporting period within annual periods beginning after December 15, 2019 and early adoption is permitted. We do not expect the implementation of this standard to have a material impact on our consolidated financial statements.

3.	REVERSE ASSET ACQUISITION
As a result of the Transaction, Scorpio obtained a controlling voting interest in the Company.  Accordingly, Scorpio was identified as the accounting acquirer of the Company, and the Transaction is considered to be a reverse acquisition.  Moreover, the Company determined that the Transaction constitutes a reverse acquisition of assets rather than a reverse business combination.  The implications of this determination are as follows:

•
The SOHI Assets of Scorpio, as the accounting acquirer, were recorded at their historical carrying values. On the Transaction date, there were $1.3 million of cash and cash equivalents, $24.7 million of vessels, net, and $9.0 million of non-current debt.

•
The theoretical cost of the reverse acquisition is the fair value of the equity interests that the legal acquiree (the SOHI Assets) would theoretically have had to issue to give the Company’s shareholders the same percentage equity interest in the combined entity that results from the reverse acquisition. This theoretical cost was determined based on the price of the Company’s common shares on the date of the Transaction and was allocated to the Company's pre-Transaction assets and liabilities on a relative fair value basis.

•
This application of purchase accounting therefore resulted in several adjustments to the assets and liabilities of the Predecessor given the difference between the fair value and their carrying value on the date of the Transaction.

There were 7,373,989 common shares of the Predecessor outstanding as of the Transaction date, of which, 1,175,474 were owned by Scorpio as a result of the Private Placement. The fair values of the common shares owned by Scorpio, and of the 6,198,515 non-controlling common shares were determined separately based on the volume-weighted average price of the Company's common shares on the closing date of the Transaction of $3.23 per share. Accordingly, the fair value of the equity of the Predecessor on the Transaction date was determined to be $23.8 million.
The Transaction price was allocated to the Company's pre-Transaction identifiable assets and liabilities on a relative fair value basis as of April 8, 2019. The purchase price allocation of the identifiable assets acquired and liabilities assumed is set forth below:

In thousands of U.S. dollars
Cash and cash equivalents	$1,657
Accounts receivable	3,212
Prepaid expenses	1,198
Fuel, lube oil, and consumables	981
Other current assets	1,098
Vessels, net (1)	154,744
Accounts payable	(1,836)
Other current liabilities (2)	(4,151)
Debt	(132,905)
Other long-term liabilities (2)	(190)
Net assets acquired and liabilities assumed	$23,808
(1)     Vessels, net - The difference between the Transaction price and the fair value of the net assets acquired, excluding vessels, was allocated to vessels which were the Company's only long-lived assets. This amount was allocated to the ten individual PSVs on a relative fair value basis (primarily by the age of each vessel). This resulted in a reduction of $20.7 million when comparing the aggregate carrying value of these vessels prior to and subsequent to the Transaction date. Additionally, a component of the cost of each vessel is related to drydock and engine overhaul costs which was estimated based on recent costs, adjusted for each individual vessel based on the estimated period until the next drydock or engine overhaul and are being depreciated on a straight-line basis over that period.
(2)     Other current and other long-term liabilities (unfavorable contracts) - Other current liabilities and other long-term liabilities include liabilities of $1.4 million and $0.1 million respectively, as a result of an analysis of term contracts for PSVs at rates below market value at the Transaction date. The resulting liabilities are recorded as an adjustment to revenues from the Transaction date until the end of the related term contracts, the last of which ends in December 2020.
Certain adjustments were made to the carrying values of the Company's pre-Transaction identifiable assets and liabilities to reflect their fair value. The most significant are described above. Most other balances were recorded at the historical carrying values of the Predecessor, as we determined that their carrying values approximated fair value. Since this was a reverse acquisition of assets rather than a business combination, there is no resultant goodwill (or bargain purchase) as a result of the purchase price allocation. Nominal transaction costs were incurred as part of the Transaction.

4.	CASH AND CASH EQUIVALENTS
The following table sets forth components of our cash and cash equivalents as of December 31, 2019 (Successor) and December 31, 2018 (Predecessor):

In thousands of U.S. dollars	2019 (Successor)	2018 (Predecessor)
Cash and cash equivalents	11,727	8,432
Cash and cash equivalents in DVB accounts (1)	927	—
Cash on vessels	27	14
Total cash and cash equivalents	12,681	8,446

(1)
We maintain bank accounts that are pledged under our DVB Credit Facility (as described in Note 7). Under the terms of the DVB Credit Facility, the earnings generated from the AHTS vessels must be deposited into these accounts. These accounts are subject to a minimum liquidity requirement of an aggregate of $750,000 and also require that the Company fund any Excess Earnings (defined as each vessel's earnings less budgeted operating expenses, interest payments and the maintenance of the minimum liquidity requirement) related to such vessels, up to $3.6 million in aggregate, to a drydock reserve account, the proceeds of which are to be utilized for the vessel’s next scheduled drydock. For the first 36 months after the initial drawdown date (through September 2020), any Excess Earnings related to each vessel, after funding the minimum liquidity requirement and drydock reserve account, shall be utilized to repay the credit facility.  Starting 39 months after the initial drawdown date, the DVB Credit Facility shall be repaid in consecutive quarterly installments of $0.2 million in aggregate with a balloon payment due upon the maturity date of September 2022.

5.	VESSELS, NET
Vessels, net, consist of the carrying value of 23 vessels for the year ended December 31, 2019 (Successor) and ten vessels for the year ended December 31, 2018 (Predecessor). Vessels, net, includes drydocking, engine overhaul costs and capitalized interest when applicable. Residual values are estimated at $1.5 million for each PSV in the fleet at December 31, 2019 (Successor) and 2018 (Predecessor) and at $1.0 million for each AHTS vessel in the fleet at December 31, 2019. The crew boats do not have an estimated residual value. The following table sets forth the carrying values of our vessels for each vessel class:

	As of December 31,
In thousands of U.S. dollars	2019 (Successor)	2018 (Predecessor)
PSVs	158,413	413,949
AHTS vessels	12,071	—
Crew boats	16,165	—
Total	186,649	413,949
Less: accumulated depreciation and impairment charges	(8,443)	(237,035)
Vessels, net	178,206	176,914
Impairment of Vessels
As part of our impairment assessment at December 31, 2019 (Successor), we determined that impairment indicators existed because the market capitalization was less than 50% of shareholders' equity. Accordingly, we proceeded to assess whether the carrying values of the vessels were recoverable by estimating undiscounted future cash flows.
The assumptions that we, as the Successor company, use to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and are forecast through the end of the expected useful life of each vessel, which is assumed to be 25 years from the delivery of the vessel from the shipyard for the PSVs and AHTS vessels, and 15 years for the crew boats.
The most significant assumption in preparing these undiscounted cash flows is our estimate of revenues, which are derived from our assumptions of utilization adjusted dayrates over the forecast period. Utilization and dayrates in our markets are highly volatile, adjust rapidly when confronted with changes in market conditions, and are difficult to predict. Accordingly, this assumption is highly subjective. In preparing our estimated undiscounted cash flows, we assumed a base case scenario that we believe reflects our undiscounted cash flows over time based upon a lower rate environment. In our base case scenario, our forecasted revenue estimates are primarily based on (i) a combination of the Company's forecast, published time charter rates (as of December 31, 2019, net of broker commissions) for the next year and a 2.0% growth rate (which is based on published historical and forecast inflation rates in the geographies in which we operate) in charter rates in each period through the vessel's 15th year of useful life for PSVs and AHTS vessels, and 10th year of its useful life for crew boats, and assuming the growth in expenses over time thereafter will be offset by similar increases in charter revenues, and (ii) our estimated off-hire days and utilization which are based on management's experience and market data. We believe that these dayrates are the most useful approximation of future dayrates as (i) they are derived from actual fixtures in the market and thus reflect a collective, forward looking view of market participants, and (ii) are consistent with activity that the Company has seen in its market activities

(either through actual fixtures or tendering activity). Additionally, from a longer term perspective, we believe that the dayrate assumptions utilized in the base case scenario are reasonable as the average dayrates for the PSVs and AHTS vessels over the entire forecast period are approximately equal to the 10-year and 20-year historical average time charter rates.
Our revenue assumptions are supplemented by our best estimate of vessel operating expenses and drydock and engine overhaul costs, which are based on our most recent forecasts and actual experience in 2019 and a 2.0% growth rate in each period thereafter. Historical trends underlying these assumptions have been significantly less volatile than the assumptions underlying revenue over time, and therefore do not involve as high of a degree of subjectivity.
Based on the foregoing, we determined that the undiscounted future cash flows expected to be generated by each vessel over their remaining useful lives in our base case would be sufficient to recover their respective carrying values. Moreover, we considered the estimates of vessel values from independent shipbrokers as a comparison to the undiscounted cash flows:

•	The estimates of vessel values from the independent shipbrokers for the PSVs exceeded their carrying values for each vessel, and by an aggregate of $17.2 million.

•
The estimates of vessel values from the independent shipbrokers for the crew boats and AHTS vessels was lower than their carrying values by an aggregate of $0.9 million. Six vessels had carrying values greater than their fair values by $3.0 million in aggregate and seven vessels had carrying value lower than their fair values by $2.1 million in aggregate.

For the vessels where the vessel values from the independent shipbrokers were less than their carrying values, we re-evaluated the inputs to the undiscounted cash flow analysis, and the sensitivities thereto, and determined that the inputs were reasonable. Accordingly, we determined that our vessels were not impaired.
In our impairment testing, we also examined the sensitivity of the estimated future cash flows and carrying values to be recovered by separately calculating the break-even charter rates, while holding all other assumptions constant. We then evaluated the outcome of the sensitivity analysis performed to assess their impact on our conclusions. Break-even charter rates were approximately 8% lower than the effective charter rates assumed in the testing for the PSVs, 5% lower for the AHTS vessels, and over 10% lower for the crew boats.
Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will improve by any significant degree. Charter rates may decrease, which could adversely affect our revenue and profitability, and any future assessments of vessel impairment. We will continue to monitor developments in charter rates in the markets in which we participate with respect to the expectation of future rates that are utilized in the undiscounted cash flow analyses.
Our fleet as of December 31, 2018 (Predecessor) consisted of ten PSVs. As a result of a prolonged deterioration in market conditions, we determined that the undiscounted future cash flows expected to be generated by each vessel over their remaining useful lives would not be sufficient to recover their respective carrying values. Accordingly, we determined that our vessels were impaired and an impairment charge of $160.1 million was recorded for the year ended December 31, 2018. This impairment charge was measured based upon the amount by which the carrying values of our vessels exceeded their fair values.

6.	OTHER CURRENT LIABILITIES
The following table sets forth the components of our other current liabilities as of December 31, 2019 and 2018:

	As of December 31,
In thousands of U.S. dollars	2019 (Successor)	2018 (Predecessor)
Accrued interest	$1,169	$1,274
Other accrued liabilities	1,327	1,873
Unamortized portion of fair value assessment of acquired time charter contracts	272	—
Total other current liabilities	$2,768	$3,147

7.	DEBT
Initial Credit Facility
On December 19, 2013, we entered into a $60.0 million revolving credit facility (the “Initial Credit Facility”) with DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ). In March 2015, we expanded the availability under our Initial Credit Facility from $60.0 million to $150.0 million to partially finance the purchase of certain of the PSVs in our fleet.

As of December 31, 2016, as a result of a significant deterioration in market conditions, we were in breach of three of the financial covenants under this facility, (i) the minimum value adjusted amount of equity, (ii) the minimum value adjusted equity ratio clause and (iii) a minimum level of liquidity. In 2017 a waiver was obtained from the lenders lowering (i) the minimum value of equity and (ii) the minimum value adjusted equity ratio covenant requirements to levels at which the Company was in compliance, and suspending (iii) the minimum level of liquidity covenant. These waivers were effective until April 30, 2018. On April 30, 2018 we executed an amendment to the Initial Credit Facility that extended the waiver period until December 31, 2019. Under the terms of the waiver, we were unable to draw further on the Initial Credit Facility until we complied with the original terms and conditions set forth thereunder, and the interest rate increased from LIBOR plus a margin of 2.0% to LIBOR plus a margin of 4.0%.
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
In December 2018, we executed the Private Placement with SOI whereby SOI invested $5 million in a private placement of the Company’s shares at a price of $4.20 per share. Effective upon closing of the Private Placement, $1.9 million of the proceeds were immediately used to repay a portion of the loan and regain compliance with the security coverage ratio. Additional temporary waivers were granted under the Initial Credit Facility as a result of the Private Placement and corresponding debt repayment. As of December 31, 2018, we were in compliance with the modified terms under the Initial Credit Facility and the loan was not considered callable.
In April 2019, the lenders under the Initial Credit Facility agreed to extend the waivers of certain financial covenants with which the Company was not in compliance, until January 31, 2020, as part of a broader set of agreements to recapitalize the Company.  This agreement included a commitment by the lenders under the Initial Credit Facility to refinance the Initial Credit Facility with a new $132.9 million term loan facility with a maturity of December 6, 2023 (the "New Term Loan Facility"), subject to certain conditions precedent, the most significant of which was the requirement to raise an additional $15 million of equity before January 31, 2020. In December 2019, the lenders under the Initial Credit Facility agreed that we had satisfied these conditions precedent with the New Equity Line of Credit (as defined in Note 8). The New Term Loan Facility was executed in January 2020 and is described below.
Under our Initial Credit Facility $132.9 million was outstanding at each of December 31, 2019 (Successor) and 2018 (Predecessor). We were in compliance with the covenants set forth under the waivers of the Initial Credit Facility at December 31, 2019. Additionally, the amount outstanding at December 31, 2019 was classified as non-current on consolidated balance sheet on the basis of the agreement and subsequent execution of the new term loan facility as described below.

New $132.9 Million Term Loan Facility
As described above, in December 2019, the lenders under the Initial Credit Facility agreed that the New Equity Line of Credit (as defined in Note 8) satisfied the condition precedent that the Company raise $15 million of additional equity in order to refinance the Initial Credit Facility with the $132.9 million New Term Loan Facility. In January 2020, the Company closed on the refinancing of the Initial Credit Facility with the New Term Loan Facility. The New Term Loan facility is collateralized by our ten PSVs and 11 crew boats, bears interest at LIBOR plus a margin 3.50% through December 2021, LIBOR plus a margin of 4.50% from December 2021 through December 2022 and LIBOR plus a margin of 5.5% from December 2022 through the maturity date of December 2023 (the margin in all periods can be reduced if the Company meets certain Net Debt to EBITDA thresholds). The New Term Loan Facility is repayable in equal, semi-annual installments of $7.5 million beginning in December 2021 with a balloon payment due upon the maturity date of December 6, 2023.
The New Term Loan Facility is secured by:

•	a first priority mortgage over the relevant collateralized vessels under this facility;

•	a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;

•	a pledge of earnings generated by the mortgaged vessels for the specific facility; and

•	a pledge of the equity interests of each vessel owning subsidiary under the specific facility.
The New Term Loan Facility contains financial and restrictive covenants, as summarized below:

•
Cash and cash equivalents shall at all times be equal to or greater than $500,000 per vessel above 2,500 DWT. The Company’s two AHTS vessels and 11 crew boats are excluded from this definition. Accordingly, the minimum liquidity under the New Term Loan Facility is $5 million based on the Company's fleet as of December 31, 2019;

•
The ratio of net debt (defined as total debt less cash) to total capitalization (defined below) shall be no greater than 0.70 to 1.00 from the date that the New Term Loan Facility is executed through December 31, 2020 and 0.65 to 1.00 thereafter through the maturity date of December 6, 2023. Undrawn amounts available under the New Equity Line of Credit are included as part of the definition of total capitalization (defined as net debt plus equity plus amounts available under the New Equity Line of Credit);

•	Current assets shall at all times exceed current liabilities less the current portion of the long term liabilities;

•
The aggregate fair market value of the vessels collateralized under the New Term Loan Facility shall at all times be at least 115% of the aggregate outstanding principal amount until December 7, 2021, 125% of the aggregate outstanding principal amount until December 7, 2022, and 130% at all times thereafter; and

•	The Company is restricted from paying dividends for 24 months following the date of the execution of the New Term Loan Facility.
The New Term Loan Facility also contains customary events of default, including cross default provisions and a subjective acceleration clause under which the debt could become due and payable in the event of a material adverse change in the Company’s business.
DVB Credit Facility and Supplemental Agreement
As part of the Transaction, we assumed the aggregate outstanding indebtedness of $9.0 million under a term loan facility with DVB Bank SE, Nordic Branch ("DVB") relating to the AHTS vessels (the "DVB Credit Facility"). The DVB Credit Facility was supplemented on April 10, 2019 as part of the Transaction.
The borrowers under the DVB Credit Facility are the respective vessel owning entities of the AHTS vessels. The DVB Credit Facility bears interest at LIBOR plus a margin of 2.75% and contains a financial covenant whereby the Company must maintain minimum liquidity of an aggregate of $0.75 million in the bank accounts that are pledged as security under the facility (as described in Note 4).
For the first 36 months after the initial drawdown date (through September 2020), the terms of the DVB Credit Facility require that the Company fund any Excess Earnings (defined as each vessel's earnings less budgeted operating expenses, interest payments and the maintenance of the minimum liquidity requirement) related to such vessels, up to $3.6 million in aggregate, to a drydock reserve account, the proceeds of which are to be utilized for the vessel’s next scheduled drydock. Any Excess Earnings related to each vessel, after funding the minimum liquidity requirement and drydock reserve account, shall be utilized to repay the credit facility.  Starting 39 months after the initial drawdown date, the DVB Credit Facility shall be repaid in consecutive quarterly installments of $0.2 million in aggregate with a balloon payment due upon the maturity date of September 2022.
This facility contains financial and restrictive covenants, which require the borrowers to, among other things, comply with certain financial tests (as described above).  This facility is secured by, among other things:

•	a first preferred mortgage over the two AHTS vessels which are collateralized under this facility;

•	an assignment of earnings, insurances and charters from the two mortgaged AHTS vessels;

•	a pledge of the related earnings accounts and drydock reserve accounts of the borrowers in respect of the two mortgaged AHTS vessels; and

•	a pledge of the equity interests in each of the borrowers.
The DVB Credit Facility also contains customary events of default, including a subjective acceleration clause under which the debt could become due and payable in the event of a material adverse change in the Company’s business.
The outstanding balance under this credit facility was $9.0 million as of December 31, 2019, and we were in compliance with the financial covenants as of that date.
As of December 31, 2019, the aggregate annual principal payments required to be made under the Company's debt facilities are as follows (in thousands of U.S. dollars):

Principal repayments
2020	$207
2021	8,309
2022	22,984
2023	110,405
2024	—
Total	141,905

8.	SHAREHOLDERS’ EQUITY
Reverse Stock Split
On January 28, 2019, the Company effected a one-for-ten reverse stock split. Pursuant to this reverse stock split, the common shares outstanding were reduced from 73,741,595 shares to 7,373,989 shares (which reflects adjustments for fractional share settlements). The par value was adjusted to $0.10 per share as a result of the reverse stock split, which was subsequently adjusted to $0.01 with effect from June 5, 2019, as described below.
Reduction in par value
With effect from June 5, 2019, the Company reduced the issued and paid-up share capital of the Company from $1,901,512 to $190,151 by canceling the paid-up share capital of the Company to the extent of $0.09 on each of the issued shares of par value $0.10 in the share capital of the Company, so that each issued share of par value $0.10 shall have a par value of $0.01 and be treated in all respects as one fully paid-up share of par value $0.01. This reduction in par value also resulted in an increase in the number of authorized common shares from 35,000,000 to 350,000,000.
Common shares authorized and issued
On December 11, 2018 at the annual general meeting of the shareholders it was resolved to increase the Company’s authorized share capital from $2,000,000 to $4,000,000. As a result of this increase, the Company’s authorized share capital was changed to 35,000,000 common shares, par value $0.10 per share (or $3,500,000) and 50,000,000 preferred shares, par value $0.01 per share (or $500,000). As a result of the reduction in par value of the Company's common shares from $0.10 to $0.01 per share with effect from June 5, 2019, as described above, the number of authorized common shares was increased from 35,000,000 to 350,000,000.
In December 2018, we issued an aggregate of 1,175,474 common shares as part of the Private Placement at $4.20 per share, resulting in net proceeds to us of $4.9 million.
In March 2017, the Company completed an underwritten public follow-on offering of 4,130,000 common shares for net proceeds of $48.3 million.
Equity Lines of Credit
In March 2019, the Company entered into an Initial Equity Line of Credit with SOI, a related party, and Mackenzie Financial Corporation ("Mackenzie"). SOI is owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members. The Initial Equity Line of Credit provided for $20 million to be available on demand to the Company in exchange for common shares of the Company priced at 0.94 multiplied by the then-prevailing 30-day trailing volume weighted average price. The issuances of common shares under the Initial Equity Line of Credit during the year ended December 31, 2019 were as follows:

•
In April 2019, 3,240,418 common shares were issued under the Initial Equity Line of Credit (split equally between SOI and Mackenzie) for approximately $2.78 per share and aggregate net proceeds of $9.0 million.

•
In June 2019, 1,421,472 common shares were issued under the Initial Equity Line of Credit (split equally between SOI and Mackenzie) for approximately $3.52 per share and aggregate net proceeds of $5.0 million.

•
In October 2019, 2,356,108 common shares were issued under the Initial Equity Line of Credit (split equally between Scorpio Services Holding Limited, a related party, ("SSH") (as SOI’s nominee) and Mackenzie) for $1.06 per share for aggregate net proceeds of $2.5 million.

•
In December 2019, 3,143,709 common shares were issued under the Initial Equity Line of Credit for aggregate net proceeds of $3.5 million. 1,492,508 common shares were issued to Mackenzie and 1,651,201 common shares were issued to SSH, a related party, (as SOI’s nominee) for $1.11 per share.

Following the December 2019 issuance, the Initial Equity Line of Credit was fully drawn, and there is no further capacity thereunder.
In January 2020, the Company entered into a new common stock purchase agreement with SSH, a related party, (the “New Equity Line of Credit”) which provides for $15 million to be available on demand to the Company in exchange for its common shares priced at 0.94 multiplied by the then-prevailing five-day trailing volume weighted average price. Under the terms of the New Equity Line of Credit, the Company is precluded from issuing shares under the New Equity Line of Credit if the price of the Company’s common stock (calculated on a volume weighted average basis over the preceding five days) is below $0.60 per share. In March 2020, we issued 5,668,317 common shares to SSH for $0.88 per share under the New Equity Line of Credit for aggregate net proceeds of $5.0 million.

9.	SEGMENT REPORTING
For the periods January 1, 2019 to April 8, 2019, and for the years ended December 31, 2018 and 2017 (Predecessor), the Company consisted of ten PSVs, all of which primarily operated in the North Sea and surrounding areas, and therefore was considered as one reportable segment, the OSV market. Therefore, the financial information for these periods can be found in the Predecessor periods of the Consolidated Statements of Operations and Comprehensive (Loss) Income and the Consolidated Balance Sheets.
Effective April 9, 2019, for the Successor period, we reported two operating segments - the North Sea segment (where our ten PSVs operate) and the West Coast of Africa segment (where our two AHTS vessels and 11 crew boats operate), which is consistent with how our chief operating decision maker reviews operating results for purposes of allocating resources and assessing performance. Certain expenses incurred by the Company are not attributable to any specific segment. Accordingly, these costs are not allocated to the North Sea or West Africa segments and are included in the results below as "Corporate".
The following schedule presents segment information about the Company's operations for the period April 9, 2019 to December 31, 2019 (Successor):

In thousands of U.S. dollars	North Sea	West Coast of Africa	Corporate	Total
Charter Revenue	$29,911	$6,644	—	$36,555
Vessel operating expenses	(20,104)	(7,126)	—	(27,230)
Voyage expenses	(783)	(341)	—	(1,124)
General and administrative expenses	(1,068)	(184)	(3,282)	(4,534)
Depreciation expense	(6,578)	(1,874)	—	(8,452)
Interest income	—	—	39	39
Interest expense	—	(347)	(6,224)	(6,571)
Other financial income (expense)	—	—	(136)	(136)
Segment income / (loss)	$1,378	$(3,228)	$(9,603)	$(11,453)

The following schedule presents the Company's assets by segment as of December 31, 2019 (Successor):

In thousands of U.S. dollars	North Sea	West Coast of Africa	Corporate	Total
Total assets	$170,229	$28,133	$3,547	$201,909

10.	REVENUE AND CUSTOMER CONCENTRATIONS
Our revenues are generated from time charter contracts for which we provide a vessel and crew on a rate per day basis in the spot market and the term market. The lease component consists of the vessel leased to our customers and the non-lease component consists of the technical management services provided to operate the vessel.
We, as lessor of our vessels, have elected the practical expedient under ASC 842 to not separate non-lease components from the associated lease component and instead to account for those components as a single component since both of the following criteria were met: (i) the timing and patterns of transfer of the non-lease component and associated lease are the same; and (ii) the lease component, if accounted for separately, would be classified as an operating lease. The single combined component is accounted for under ASC 842 if the lease component is the predominant component and, is accounted for under ASC 606 if the non-lease component is the predominant component. We elected this practical expedient to combine our lease and non-lease components for all classes of underlying assets and have accounted for the combined component under ASC 606 for revenue contracts qualifying for this practical expedient because we have concluded that the non-lease component is the predominant component in our current revenue contracts. Accordingly, all of revenues for the historical periods presented (both Predecessor and Successor) have been recognized over time based on the daily rate of hire that is prescribed in each contract.
The following table sets forth the breakout of revenue by vessel type:

	Successor	Predecessor
In thousands of U.S. dollars except per share and share data	April 9 - December 31, 2019	January 1 - April 8, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Charter revenues - PSVs	29,911	5,258	20,654	17,895
Charter revenues - AHTS vessels	3,729	—	—	—
Charter revenues - crew boats	2,915	—	—	—
Total charter revenue	36,555	5,258	20,654	17,895
As of December 31, 2019, we were party to long-term time charter contracts, which were greater than one year in duration, for four of our crew boats with commitments through early 2021. Expected term charter revenues for these contracts is $3.4 million in 2020 and $0.2 million in 2021. The aggregate carrying value of these vessels was $6.3 million as of December 31, 2019. As of December 31, 2018, the Company had entered into two long-term time charter contracts for two of its PSVs with commitments through 2020. Expected time charter revenues for these contracts was $3.7 million in 2020. The aggregate cost of these vessels was $82.7 million and the aggregate accumulated depreciation (including impairment charges) and carrying value as of December 31, 2018 was $47.9 million and $34.8 million, respectively. As of December 31, 2017, there were no long-term time charter contracts.
As of December 31, 2019, there were no unamortized deferred costs of obtaining or fulfilling a contract.
Customer Concentrations
Set forth below are figures summarizing our customer concentrations for the historical periods presented:

•	For the Successor period from April 9, 2019 to December 31, 2019, we had one customer which accounted for 13% of total revenues.

•	For the Predecessor period from January 1, 2019 to April 8, 2019, we had four customers which accounted for an aggregate of 63% of total revenues (20%, 18%, 13%, and 12%, respectively).

•	For the year ended December 31, 2018, (Predecessor), we had two customers which accounted for an aggregate of 25% of total revenues (13% and 12%, respectively).

•	For the year ended December 31, 2017 (Predecessor), we had three customers which accounted for an aggregate of 44% of total revenues (21%, 13%, and 10%, respectively).

•	As of December 31, 2019 (Successor), we had three customers which accounted for an aggregate of 44% of our outstanding accounts receivable (16%, 14%, and 14% respectively).

•	As of December 31, 2018 (Predecessor), we had three customers which accounted for an aggregate of 76% of our outstanding accounts receivable (32%, 30%, and 14%, respectively).

11.	INTEREST COSTS
Interest costs consist of interest incurred on the long-term debt, the commitment fee and amortization of the deferred financing cost related to the Initial Credit Facility and the DVB Credit Facility described in Note 7.

	Successor	Predecessor
	For the period April 9 to December 31, 2019	For the period January 1 to April 8, 2019	For the year ended December 31,
In thousands of U.S. dollars			2018	2017
Interest costs	$6,571	$2,445	$7,574	$4,428
Amortization of deferred financing costs	0	90	359	359
Commitment fee	0	20	98	93
Total interest costs	$6,571	$2,555	$8,031	$4,880

12.	EARNINGS PER SHARE
Basic earnings per share (“EPS”) is calculated by dividing net (loss) income by the weighted average number of common shares outstanding for the period. Diluted EPS is calculated by dividing net income by the weighted average number of common shares and potentially dilutive common share equivalents outstanding during the period. There were no potentially dilutive common share equivalents for any of the periods presented.

	Successor	Predecessor
	For the period April 9 to December 31, 2019	For the period January 1 to April 8, 2019	For the year ended December 31,
In thousands of U.S. dollars			2018	2017
Numerator
Net Loss	(11,453)	(7,663)	(197,294)	(29,326)
Denominator
Basic and diluted - Weighted Average Common Shares Outstanding	20,481,174	7,374,069	6,263,094	5,499,561

Loss per Common Share
Basic and diluted	(0.56)	(1.04)	(31.50)	(5.33)

13.	RELATED PARTY TRANSACTIONS

During the periods from January 1, 2019 to April 8, 2019 (Predecessor), April 9, 2019 to December 31, 2019 (Successor), and years ended December 31, 2018 and 2017 (Predecessor), we were party to a management agreement with Scandic American Shipping Ltd (“Scandic”), a wholly owned subsidiary of Nordic American Tankers Ltd. (“NAT”), for the provision of administrative services. Scandic and NAT were related parties of ours due to NAT’s ownership interest in the Company at the time, along with certain shared management personnel.
As a result of the Transaction, along with a subsequent reduction in NAT’s ownership interest in the Company, both NAT and Scandic are no longer deemed related parties. On May 1, 2019, the Company tendered notice to NAT that it shall terminate the management agreement with NAT upon the expiration of 180 days from the date of such notice (the “Transition Period”). The management agreement with NAT and Scandic was terminated upon the expiration of the Transition Period on October 28, 2019.
Acquisition of AHTS Vessels and Crew Boats
In April 2019, as part of the Transaction (which is described in Note 1), we acquired 13 vessels, including associated debt, consisting of two AHTS vessels and 11 crew boats from SOHI, a related party that is owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Mr. Emanuele Lauro and our Vice President, Mr. Filippo Lauro, are members, in exchange for 8,126,219 common shares of the Company at approximately $2.78 per share for aggregate net consideration of $22.6 million.
Equity Lines of Credit
In March 2019, the Company entered into an Initial Equity Line of Credit with SOI, a related party, and Mackenzie. SOI is owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members. The Initial Equity Line of Credit provided for $20 million to be available on demand to the Company in exchange for common shares of the Company priced at 0.94 multiplied by the then-prevailing 30-day trailing volume weighted average price. The issuances of common shares under the Initial Equity Line of Credit during the year ended December 31, 2019 are described in Note 8.
In December 2019, the Company reached an agreement to enter into the New Equity Line of Credit with SSH, a related party. The New Equity Line of Credit was executed in January 2020 and provides for $15 million to be available on demand to the Company in exchange for its common shares priced at 0.94 multiplied by the then-prevailing five-day trailing volume weighted average price. In March 2020, we issued 5,668,317 common shares to SSH for $0.88 per share under the New Equity Line of Credit for aggregate net proceeds of $5.0 million.
Administrative Services Agreement
On June 19, 2019, the Company entered into an agreement with SSH, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services (the “Administrative Services Agreement”). SSH is majority owned by the Lolli-Ghetti family, of which Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members.
The Administrative Services Agreement is on substantially the same terms as the previous management agreement with NAT. Under the terms of the Administrative Services Agreement, the Company shall pay an annual fee of $10,000 per vessel (the “Fee”), and will reimburse SSH for the reasonable direct or indirect expenses it incurs in providing the Company with the administrative services described above. The Fee was not payable to SSH as it pertains to the ten PSVs in the Company’s fleet during the Transition Period. The Administrative Services Agreement may be terminated by the Company upon 180 days' notice.
Commercial and Technical Management
The Company’s AHTS vessels and crew boats are commercially managed by Scorpio Commercial Management S.A.M. ("SCM") and technically managed by Scorpio Ship Management S.A.M. ("SSM") pursuant to a Master Agreement, which may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with its provisions. SSM and SCM are related parties of ours and are owned and controlled by certain members of the Lolli-Ghetti family of which Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control of the AHTS vessels or crew boats, including a sale of all or substantially all of the AHTS vessels or crew boats, in which case a payment equal to 24 months of management fees will apply.
Additional vessels in our fleet, or that we may acquire, may potentially also be managed under the Master Agreement, or on substantially similar terms, at some point in the future.
SCM’s services include securing employment, in the spot market and on time charters, for our AHTS vessels and crew boats. We pay SCM a management fee equal to 1.25% of gross revenues per charter fixture. SCM may subcontract these services to third-parties pursuant to the Master Agreement.
SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. SSM may subcontract these services to third-parties pursuant to the Master Agreement. We pay SSM an annual fee of $156,000 per vessel for the AHTS vessels and an annual fee of $43,800 per vessel for the crew boats plus additional amounts for certain itemized services per vessel to provide technical management services for each of our AHTS vessels and crew boats.
The following table represents the related party transactions recorded in our statements of operations for the Predecessor and Successor periods:

	Successor	Predecessor
In thousands of U.S. dollars	April 9 to December 31, 2019	January 1 to April 8, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Vessel operating expense:
Scorpio Ship Management SAM	$576	—	—	—
Voyage expense:
Scorpio Commercial Management SAM	82	—	—	—
General and administrative expense:
Scorpio Services Holding Limited	353	—	—	—
Scorpio Commercial Management SAM	69	—	—	—
Scorpio Tankers Inc. (1)	33	—	—	—
Nordic American Tankers Limited	—	$323	$2,324	$2,426
Total general and administrative expense:	$455	$323	$2,324	$2,426
(1)    Relates to certain shared office expenses that were reimbursed to this entity.
The following table reflects the balances due to related parties as of December 31, 2019 (Successor) and December 31, 2018 (Predecessor):

In thousands of U.S. dollars	December 31, 2019 (Successor)	December 31, 2018 (Predecessor)
Liabilities
Accounts payable, related party:
Scorpio Ship Management SAM	$480	$—
Scorpio Services Holding Limited	265	—
Scorpio Commercial Management SAM	165	—
Scorpio Offshore Holding Inc	6	—
Nordic American Tankers Limited	—	492
Total accounts payable, related party:	$916	$492

14.    GOING CONCERN
Under ASC paragraph 205-40 (the "Standard"), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.  Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.
The Company regularly performs cash flow projections to evaluate (i) whether it will be in a position to cover the liquidity needs for the next 12-month period and (ii) the compliance with financial and security ratios under the existing and future financing agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations.  Nevertheless, volatility in the offshore market makes forecasting difficult, and there is the possibility that the Company’s actual trading performance during the coming year may be materially different from expectations.
Economic conditions in the offshore market during 2019 reflected a gradual improvement from the lows of previous years and were showing signs that the industry was in the early stages of a broader recovery. The Company’s operating results during 2019 (in both the Predecessor and Successor periods) reflected this improvement, as losses from operations narrowed when compared to prior periods. Additionally, as highlighted elsewhere in these financial statements, the Company executed a series of transactions during 2019 and 2020, such as the Transaction, the New Term Loan Facility and the New Equity Line of Credit in an effort to recapitalize the Company and create a platform for future growth.
Nevertheless, since the beginning of the calendar year 2020, the outbreak of the novel coronavirus (the "COVID-19") has resulted in the implementation of numerous actions by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets which has reduced the global demand for oil and related products. Additionally, in March 2020, output disagreements between OPEC producing nations (led by Saudi Arabia) and Russia triggered a price war sending the price of crude oil to lows not seen in decades. The confluence of these events has resulted in a precipitous pull back of production and capital expenditure outlays from major oil producers throughout the world. Consequently, the markets in which our vessels operate have come under significant pressure in the form of reduced spot market rates and utilization, higher lay-up activity, and contract cancellations and renegotiations.

These conditions have caused management to revisit its cash flow projections for the next 12-month period under revised assumptions. Under these revised assumptions, the Company projects that it might breach certain financial covenants under its credit facilities within 12 months from the date of these financial statements. Additionally, under the terms of the New Equity Line of Credit, the Company is precluded from issuing shares under the New Equity Line of Credit if the price of the Company’s common stock (calculated on a volume weighted average basis over the preceding five days) is below $0.60 per share. In March and April 2020, the price of the Company’s common stock fell below this threshold on certain occasions and for sustained periods of time. Additionally, as described in Item 3. Key Information D. Risk Factors, we have received two deficiency notifications from the NYSE that could result in suspension or delisting of our common shares. We have until November 2020, and August 2021, subject to certain conditions, to cure each of these deficiencies. If our stock is delisted, then the Company is precluded from issuing shares under the New Equity Line of Credit. If additional liquidity under the New Equity Line of Credit is unavailable, the Company might breach covenants under its credit facilities, or face liquidity constraints, sooner than would otherwise occur under the revised projections.
The Company has commenced discussions with its lenders in an effort to find possible solutions and is also considering other strategic alternatives to meet the Company’s obligations, such as the sale of some or all of the vessels in the Company’s fleet. The Company has also engaged an advisor to provide consultation throughout this process. There can be no assurance that these or other measures will be successful.
As these discussions are currently in a preliminary phase, there are no remedies that can be considered as probable for purposes of the Standard.  Accordingly, substantial doubt is deemed to exist about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

15.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES
We categorize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets and liabilities that are recorded on the balance sheet as fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

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

-	The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accounts payable, related party, and other current liabilities are reasonable estimates of fair value.

-
The estimated fair value for the long-term debt is considered to be equal to the carrying values since it reflects both a recently revised margin and variable interest rates which approximate market rates.

The carrying value and estimated fair value of the Company’s financial instruments and other assets accounted for under fair value at December 31, 2019 (Successor) and 2018 (Predecessor) are as follows:

		Successor		Predecessor
In thousands of U.S. dollars	Fair Value Hierarchy Level	2019 Fair Value	2019 Carrying Value	2018 Fair Value	2018 Carrying Value
Recurring
Cash and cash equivalents	1	$12,681	$12,681	$8,446	$8,446
Accounts receivable	1	8,381	8,381	2,602	2,602
Accounts payable	1	4,192	4,192	843	843
Accounts payable, related party	1	916	916	492	492
Other current liabilities	1	2,768	2,768	3,147	3,147
Initial Credit Facility	2	(132,905)	(132,905)	(132,905)	(132,905)
DVB Credit Facility	2	(9,000)	(9,000)	—	—

Non-recurring
Vessels	2	—	—	176,914	176,914
The estimated fair values for the Initial Credit Facility and DVB Credit Facility are considered to approximate their carrying values because the interest rates on these instruments change with, or approximate, market interest rates and the interest margins under each loan approximate market rates.
Foreign Currency and Interest Rate Risk

Certain of our contracts with customers for our PSVs are denominated in the British Pound, the Norwegian Kroner, and, to a lesser extent, the Euro. Additionally, certain of the Company's vessel operating costs are denominated in these currencies as well. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transactions. We do not have any contracts denominated in a foreign currency that extend for greater than one year from December 31, 2019. We recorded the following exchange gain or losses during the historical periods presented:

	Successor	Predecessor
	For the period April 9 to December 31, 2019	For the period January 1 to April 8, 2019	For the year ended December 31,
In thousands of U.S. dollars			2018	2017
Exchange gain/(loss)	56	(164)	(626)	327
Additionally, we are exposed to the impact of interest rate changes primarily through our variable-rate borrowings, which consist of borrowings under our New Term Loan Facility and DVB Credit Facility (both of which are described in Note 7).

•
The New Term Loan Facility (which was executed in January 2020 and was utilized to refinance the Initial Credit Facility (also defined in Note 7)) has a principal balance of $132.9 million, is expected to be repaid in equal semi-annual installments of $7.5 million beginning in December 2021 with a balloon payment due upon maturity in December 2023, and bears interest at LIBOR plus a margin of 4.50% from December 2021 through December 2022 and LIBOR plus a margin of 5.5% from December 2022 through the maturity date of December 2023.

•
The DVB Credit Facility has a principal balance of $9.0 million, is expected to be repaid in consecutive quarterly installments of $0.2 million in aggregate with a balloon payment due upon the maturity date of September 2022, and bears interest at LIBOR plus a margin of 2.75%.

Significant increases in interest rates could adversely affect our net income and our ability to service our debt.
While there are no derivatives in place as of the date of these financial statements, nor were any in place for any of the historical periods presented, we may in the future use derivatives to partially offset our exposure to foreign currency and interest rate risk on expected future cash flows and certain existing assets and liabilities. However, we may choose not to hedge certain exposures for a variety of reasons including, but not limited to, accounting considerations or the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange or interest rates.

16.	COMMITMENTS AND CONTINGENCIES
We may become a party to various legal proceedings generally incidental to our business and are subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, we face exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is our opinion that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given year.
To our knowledge, no claims have been filed against the Company, nor has it been party to any legal proceedings for the periods presented.

17.	SUBSEQUENT EVENTS
New Term Loan Facility
As described in Note 7, in December 2019, we reached an agreement with the lenders under the Initial Credit Facility, that the New Equity Line of Credit satisfied the condition precedent that the Company raise $15 million of additional equity in order to refinance the Initial Credit Facility with the $132.9 million New Term Loan Facility. In January 2020, the Company completed the refinancing of the Initial Credit Facility with the New Term Loan Facility. The terms and conditions of the New Term Loan facility are described in Note 7.
New Equity Line of Credit

As described in Note 8, in December 2019, we reached an agreement to enter into the New Equity Line of Credit with SSH, a related party. The New Equity Line of Credit was executed in January 2020 and provides for $15 million to be available on demand to the Company in exchange for its common shares priced at 0.94 multiplied by the then-prevailing five-day trailing volume weighted average price.
On March 4, 2020, we issued 5,668,317 common shares under the New Equity Line of Credit for $0.88210 per share and aggregate net proceeds of approximately $5.0 million.
Novel Coronavirus (COVID-19)
Since the beginning of the calendar year 2020, the COVID-19 outbreak that originated in Hubei province in China and that has since spread globally has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus.  These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. The reduction of economic activity has significantly reduced the global demand for oil and refined petroleum products.  The recent actions taken by Saudi Arabia and other OPEC members to increase the production of oil in the near term has resulted in a steep decline in oil prices, negatively impacting the offshore drilling markets. We expect that the impact of the COVID-19 pandemic and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets.  The scale and duration of the impact of these factors remain unknowable but could have a material impact on our earnings, cash flow, financial condition and asset values for 2020. An estimate of the impact on the Company’s results of operations and financial condition cannot be made at this time.